Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173504

EVERTEC, Inc.

Offer to Exchange

$220,000,000 aggregate principal amount of 11% Senior Notes due 2018 which have been registered under the Securities Act of 1933 for $220,000,000 aggregate principal amount of outstanding 11% Senior Notes due 2018.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $220,000,000 aggregate principal amount of our registered 11% Senior Notes due 2018, which we refer to as the exchange notes, for a like principal amount of our outstanding 11% Senior Notes due 2018, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

The exchange notes will bear interest at a rate of 11% per annum. Interest on the exchange notes, like the old notes, will be payable semiannually, in cash in arrears, on April 1 and October 1. The exchange notes will mature on October 1, 2018. We may redeem some or all of the exchange notes, in whole or in part, at any time on or after October 1, 2014 on the redemption dates and at the redemption prices set forth in this prospectus. We may also redeem some or all of the notes prior to October 1, 2014 at 100% of their principal amount, together with any accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium. We may redeem up to 35% of the notes before October 1, 2013 with the net cash proceeds from certain equity offerings. In addition, we may be required to make an offer purchase the exchange notes upon the sale of certain assets and upon a change of control.

The exchange notes, like the old notes, will be our senior unsecured obligations and will rank equally with all of our existing and future senior obligations, and senior to our subordinated indebtedness. The exchange notes, like the old notes, will be effectively subordinated to our existing and future secured indebtedness, including our indebtedness under our senior secured credit facilities, to the extent of the value of assets securing such indebtedness. The exchange notes, like the old notes, will be fully and unconditionally guaranteed on a senior basis by each current and future wholly-owned restricted subsidiary that guarantees our senior secured credit facilities.

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on August 31, 2011, unless extended.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should carefully consider the risk factors beginning on page 24 of this prospectus before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 2, 2011.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this exchange offer that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is current only as of its date.

Until October 31, 2011 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. Among the factors that significantly impact our business and could impact our business in the future are:

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our high level of indebtedness and restrictions contained in our debt agreements, including our senior secured credit facilities and the indenture governing the notes, as well as debt that could be incurred in the future;

•	our ability to generate sufficient cash to service our indebtedness and to generate future profits;

•	our reliance on our relationship with Popular for a significant portion of our revenues and with Banco Popular to grow our Merchant Acquiring business;

•	our ability to renew our client contracts on terms favorable to us;

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our dependence on our processing systems, technology infrastructure, security systems and fraudulent payment detection systems, as well as on our personnel and certain third parties with whom we do business;

•	our ability to develop, install and adopt new software, technology and computing systems;

•	a decreased client base due to consolidations and failures in the financial services industry;

•	the credit risk of our merchant clients, for which we may also be liable;

•	the continuing market position of the ATH network despite competition and potential shifts in consumer payment preferences;

•	our dependence on credit card associations, including any adverse changes in credit card association or network rules or fees;

•	changes in the regulatory environment and changes in international, legal, political, administrative or economic conditions;

•	the geographical concentration of our business in Puerto Rico;

•	operating an international business in multiple regions with potential political and economic instability, including Latin America;

•	our ability to execute our geographic expansion and acquisition strategies;

•	our ability to protect our intellectual property rights against infringement and to defend ourselves against claims of infringement brought by third parties;

•	our ability to recruit and retain the qualified personnel necessary to operate our business;

•	our ability to comply with federal, state and local regulatory requirements;

•	evolving industry standards and adverse changes in global economic, political and other conditions;

•	our separation from Popular, transition to an independent company and ability to operate as a stand-alone entity; and

•	other factors discussed in this prospectus, including in the section entitled “Risk Factors.”

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These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors,” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In light of such risks and uncertainties, we caution you not to rely on these forward-looking statements in deciding whether to participate in this exchange offer. These forward-looking statements speak only as of the date of this prospectus, and we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications, including the Nilson Report and Gartner Dataquest Market Statistics. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

WHERE YOU CAN FIND MORE INFORMATION

We will be required to file annual and quarterly reports and other information with the Securities and Exchange Commission (the “SEC”) after the registration statement described below is declared effective by the SEC. You may read and copy any reports, statements and other information that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes and guarantees thereof. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

NON-GAAP FINANCIAL MEASURES

EBITDA, Adjusted EBITDA, financial information for 2010 on a full year basis and gross revenues, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to total revenues, net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity.

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments as described under “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data.”

We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA or Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in our senior secured credit facilities and the indenture governing the notes in testing our compliance with covenants therein such as debt incurrence. EBITDA and Adjusted EBITDA have several limitations that are discussed under “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data,” where we also include a quantitative reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

We define financial information for 2010 “on a full year basis,” which is presented under “Summary-Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data,” as the aggregation of our financial information for the nine months ended September 30, 2010 (the Predecessor period) and our financial information for the three months ended December 31, 2010 (the Successor period). This aggregation is not in conformity with GAAP, since the results are not comparable on a period-to-period basis or to other issuers due to the new basis of accounting established at the consummation of the Merger, which affected certain line items on the financial statements. However, we believe that this approach is beneficial to the reader since it provides an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner in which management reviews and analyzes results of operations.

We define “gross revenues” as total revenues including interchange fees (related to our Merchant Acquiring business) from our merchant customers that we collect on behalf of, and remit entirely to, the issuing bank of cards whose transactions we process. “Total revenues” is calculated and presented in the historical financial statements of EVERTEC net of these fees. Therefore, gross revenues is a supplemental measure of our performance that is not in accordance with GAAP. In addition, gross revenues for the year ended December 31, 2010 are presented on a full year basis as defined above. We caution investors that amounts presented in accordance with our definition of gross revenues may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate gross revenues in the same manner. We present gross revenues because we consider it an important supplemental measure of our performance to compare ourselves to competitors and the industry and to monitor margins. We also believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Gross revenues has several limitations that are discussed under “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data,” where we also include a quantitative reconciliation of gross revenues to the most directly comparable GAAP financial performance measure, which is total revenues.

On a full year basis, total revenues amounted to $271 million, $267 million and $285 million, and gross revenues amounted to $354 million, $344 million $372 million, for 2008, 2009 and 2010, respectively. On a full year basis, revenue by business segment as a percentage of total revenues for the year ended December 31, 2010 amounted to 27% for Transaction Processing, 19% for Merchant Acquiring, and 54% for Business Solutions. On a full year basis, revenue by business segment as a percentage of gross revenues for the year ended December 31, 2010 amounted to 21% for Transaction Processing, 38% for Merchant Acquiring, and 41% for Business Solutions. In 2010, on a full year basis, services provided to Popular represented 51% of total revenues and 39% of gross revenues. On a full year basis our services to Popular for core bank processing and related services accounted for 35%, 34% and 34% of our total revenues, and 27%, 26% and 26% of our gross revenues for the year ended December 31, 2008, 2009 and 2010, respectively.

Total revenues amounted to $74 million and $66 million and gross revenues amounted to $97 million and $86 million for the three months ended March 31, 2011 and 2010, respectively. Revenue by business segment as a percentage of total revenues for the three months ended March 31, 2011 amounted to 28% for Transaction Processing, 20% for Merchant Acquiring, and 52% for Business Solutions. Revenue by business segment as a percentage of gross revenues for the three months ended March 31, 2010 amounted to 21% for Transaction Processing, 40% for Merchant Acquiring and 39% for Business Solutions. Services provided to Popular represented 53% and 51% of total revenues and 40% and 37% of gross revenues for the three months ended March 31, 2011 and 2010, respectively. Our services to Popular for core bank processing and related services accounted for 34% and 34% of our total revenues, and 26% and 26% of our gross revenues for the three months ended March 31, 2011 and 2010, respectively.

SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus and may not contain all of the information you should consider before making an investment decision. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the unaudited pro forma consolidated financial statements, the historical financial statements, and related notes appearing elsewhere in this prospectus. For a more complete description of our business, see the “Business” section in this prospectus.

Popular, Inc. (“Popular”) and EVERTEC, Inc., formerly Popular’s wholly-owned subsidiary, entered into an Agreement and Plan of Merger dated as of June 30, 2010 and amended such agreement on August 5, 2010, August 8, 2010, September 15, 2010 and September 30, 2010 (as amended, the “Merger Agreement”) with two newly formed subsidiaries of a fund managed by an affiliate of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), AP Carib Holdings, Ltd. (“AP Carib”) and Carib Acquisition, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into EVERTEC (the “Merger”), with EVERTEC continuing as the surviving corporation. Following the effective time of the Merger, AP Carib and Popular contributed their respective shares of EVERTEC capital stock to Carib Holdings, Inc. (“Holdings”) in exchange for shares of Holdings voting capital stock. Following that contribution, EVERTEC became a wholly-owned subsidiary of Holdings, with AP Carib and Popular owning approximately 51% and 49%, respectively, of the outstanding voting capital stock of Holdings. Except as otherwise indicated or unless the context otherwise requires, (a) the terms “EVERTEC, Inc.,” “EVERTEC,” “we,” “us,” “our,” “our company” and the “Company” refer to EVERTEC, Inc. and its consolidated subsidiaries after giving effect to the Merger and the related financing transactions and (b) the term “issuer” refers to EVERTEC, Inc. (excluding its subsidiaries) after giving effect to the Merger and the related financing transactions. Financial information and other data identified in this prospectus as “pro forma” give effect to the Transactions (as defined below in “—The Transactions”) as if they had occurred at the beginning of the applicable period for statement of income purposes.

Company Overview

We are a diversified processing business, offering transaction processing, payment processing, merchant acquiring and other related services in Puerto Rico and certain countries within the Caribbean and Central and Latin America. We own and operate the ATH network, the leading debit payment and automatic teller machine (“ATM”) network in Puerto Rico. The ATH network processed over 582 million transactions in 2010. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed over the ATH network. Our products and services include point-of-sale (“POS”) processing, network and switch services, automated teller machine driving services, core bank processing, business process outsourcing solutions, technology infrastructure management, financial services applications and merchant acquiring services. Our Merchant Acquiring business is the largest merchant acquirer in Puerto Rico, and the fifth largest in Latin America, providing an end-to-end electronic payment offering to over 16,000 merchants.

Through this combination of complementary and market-leading businesses, as well as our ongoing relationship with Banco Popular de Puerto Rico (“Banco Popular”), the largest bank in Puerto Rico and a subsidiary of Popular, we believe that our business has a unique position in the Caribbean market with significant expansion opportunities in the Latin American region.

Prior to the Transactions, we were 100% owned by Popular, the largest financial institution based in Puerto Rico, and operated substantially as an independent entity within Popular. Upon the consummation of the Merger, Apollo became our majority owner while Popular continues to own approximately 49% of our voting equity. For further discussion of our ongoing relationship with Popular, refer to the “—Key Relationship with Popular” section of this prospectus.

We generated total revenues, gross revenues (as defined in Note 3 to “—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data”) and Adjusted EBITDA (as defined in Note 4 to “—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data”) of $285 million, $372 million and $127 million, respectively, on a full year basis, for the year ended December 31, 2010 and $74 million, $97 million and $32 million, respectively, for the three months ended March 31, 2011.

Our Business Segments

Our business is organized based on the type of services we provide and the customer segments that we serve. While we often provide multiple services to various customers, we generally view our business as operating in three distinct business segments: Transaction Processing, Merchant Acquiring and Business Solutions.

*	See “—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data” for a reconciliation of total revenues to gross revenues and “Non-GAAP Financial Measures” for information regarding non-GAAP measures. In connection with the Merger, we realigned our segment reporting structure reclassifying item processing and cash processing businesses previously included in the Transaction Processing segment to the Business Solutions segment. The information included herein reflects our new segment structure.

Transaction Processing. We provide an innovative and diversified suite of payment products and services. We own and operate the ATH network, the leading debit payment and ATM network in Puerto Rico, which carries the most widely recognized financial services brand in Puerto Rico. Additionally, we provide card processing, payment processing and electronic benefit transfer (“EBT”) services. We have long-standing customer relationships across a wide spectrum of financial institutions in the Caribbean and Central and Latin America. Further, we benefit from a long-term agreement with the government of Puerto Rico for providing all electronic benefit transfer services in Puerto Rico. On a full year basis our Transaction Processing segment accounted for $78 million of total revenues and $78 million of gross revenues for the year ended December 31, 2010 and $20 million of total revenues and $20 million of gross revenues for the three months ended March 31, 2011.

Merchant Acquiring. Our Merchant Acquiring business is the largest merchant acquirer in Puerto Rico, providing an end-to-end electronic payment offering to over 16,000 merchants in Puerto Rico and the U.S. and

British Virgin Islands. It is the #1 merchant acquirer for every card brand in Puerto Rico. Additionally, it ranks as a top five acquirer across Latin America as a whole. Our Merchant Acquiring business processes transactions from approximately 28,000 POS devices at 27,000 merchant locations.

Our Merchant Acquiring business provides services and tools that allow merchants to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Our full suite of merchant support services includes, but is not limited to, terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support. In 2010, on a full year basis, our Merchant Acquiring business processed over 266 million transactions with total volume of over $10.4 billion. On a full year basis, our Merchant Acquiring business generated $55 million of total revenues and $141 million of gross revenues for the year ended December 31, 2010 and $15 million of total revenues and $39 million of gross revenues for the three months ended March 31, 2011.

Business Solutions. We provide our customers with a full suite of business process management solutions in various product areas such as core bank processing, network hosting and management, information technology professional services, business process outsourcing, item processing, cash processing, and printing and distribution. One of our key strategic priorities is to continue to penetrate our broad financial institution customer base via offering incremental business solutions products and services to clients that currently perform similar functions in-house. In addition, we are the only provider of cash processing services in Puerto Rico that consolidates and delivers excess cash to the U.S. Federal Reserve. On a full year basis, our Business Solutions segment accounted for $153 million of total revenues and $153 million of gross revenues for the year ended December 31, 2010 and $39 million of total revenues and $39 million of gross revenues for the three months ended March 31, 2011.

Industry Trends

Shift to Electronic Payments: The ongoing migration from cash and paper methods of payment to electronic payments continues to benefit the payment processing industry globally. This migration is driven by numerous factors including customer convenience, marketing efforts by financial institutions, card issuer rewards and the development of new forms of payment. Further, this increased penetration of electronic payments has been a driver for many merchants, which have not historically accepted electronic methods of payment, to offer acceptance of such methods in order to increase customer traffic and drive sales. According to the December 2010 issue of the Nilson Report, electronic payment dollar volume in 2009 accounted for $4.5 trillion in purchases in the U.S., which represented 58% of the total payment dollar volume in that year, and is projected to grow to 72% by 2015. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to the U.S. market and that this ongoing shift will continue to generate substantial growth opportunities for our business.

Fast Growing Caribbean and Latin American Financial Services and Payments Markets: Currently, adoption of banking products, including electronic payments, in the Caribbean and Latin American region is lower relative to mature U.S. and European markets. For example, it is estimated by industry research that 36% of households in Puerto Rico do not utilize banking products. We believe that the unbanked and underbanked population in our markets will continue to shrink, and therefore drive incremental penetration and growth of electronic payments in Puerto Rico and other Latin American regions. The November 2010 issue of the Nilson Report estimated that credit, debit, and prepaid card transactions at merchants worldwide totaled approximately $8 trillion in 2009, an increase of 7.9% from 2008; for the same period, card purchase transactions in Latin America grew by 13.1%. Further, the Nilson Report projects that overall card purchase transactions in the Latin American region will grow by 450% between 2003 and 2013. We believe that these unique characteristics of our markets and our leadership positions across multiple products should continue to drive growth and profitability in our transaction-related businesses.

Ongoing Technology Outsourcing Trends: Financial institutions globally are facing unique challenges including the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and increasing regulation that could potentially curb profitability. We believe that these challenges are particularly relevant to medium or small size institutions in the Latin American markets in which we operate. Many of these institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated by the institution itself. Legacy systems are generally highly proprietary, inflexible and costly to operate and maintain. We believe the trend to outsource in-house technology systems and processes by financial institutions will continue. According to estimates published by Gartner Dataquest Market Statistics in March 2010, banks in Latin America are forecast to have $20 billion of annual information technology expenditures by 2014. We believe that our technology and business outsourcing solutions cater to the evolving needs of the financial institution customer base we target, by providing integrated, open, flexible, customer-centric and efficient information technology products and services.

Changing Regulatory Environment: The regulatory environment for financial institutions is changing. The full impact of these changes will take months if not years to fully assess, but they will also likely create new revenue opportunities for technology and processing providers. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the CARD Act of 2009 are principally intended to limit risk-taking activities by banks as well as provide certain protections to individual consumers. For example, the Dodd-Frank Act, which was enacted in July 2010 mandates the establishment of a federal Consumer Financial Protection Bureau and gives power to the Federal Reserve to regulate debit interchange fees charged by the issuing banks. These and other provisions of the enacted legislation do not directly impact our business. However, we believe that these regulatory changes could create ample opportunities for differentiated technology providers to work with financial institution clients on identifying new fee revenue opportunities and implementing the necessary technology to generate such revenue streams. In addition, regulation of the electronic payment card industry, including regulations applicable to us and our customers, has increased significantly in recent years. There is also increasing scrutiny by the U.S. Congress in the manner in which payment card networks and card issuers set various transaction fees from which some of our customers derive significant revenue. For example, as currently drafted, the Dodd-Frank Act incorporates the Durbin Amendment that, among other things, places certain restrictions on the interchange transaction fees that a card issuer or payment card network can charge for an electronic debit transaction and also places various exclusivity prohibitions and routing restrictions on such transactions.

Industry Innovation: The electronic payments industry experiences ongoing technology innovation. Emerging payment technologies such as prepaid cards, contactless payments, payroll cards, mobile commerce, online “wallets” and innovative POS devices facilitate the shift away from cash and paper methods of payment. The increasing demand for new and flexible payment options catering to a wider range of consumer segments is driving growth in the electronic payment processing industry. As an example, due to the advancement and integration of stored value technologies, unbanked and underbanked consumers are increasingly utilizing prepaid debit cards as a means to conduct purchases, access funds through ATMs, set up online bill payment and conveniently transfer money to other consumers.

Competitive Strengths

Most recognized regional financial services brand with leading market position: We own and operate the ATH network, Puerto Rico’s most widely recognized financial services brand. The ATH network processed over 582 million transactions in 2010, making ATH branded products the most frequently used electronic method of payment in Puerto Rico, exceeding the total volume of Visa, MasterCard, American Express and Discover, combined. Our Merchant Acquiring business, which acts as the primary merchant acquirer for ATH branded cards, is the leading merchant acquirer in Puerto Rico and the fifth largest in the Latin American region, serving over 16,000 merchant clients. Through this combination of uniquely complementary and market-leading businesses, we are well positioned to take advantage of favorable industry dynamics and enhance our market position throughout the Caribbean and Central and Latin American region.

Stable and recurring core revenue stream: We maintain a stable and predictable core revenue profile as a majority of our revenue is recurring in nature. The Transaction Processing and Merchant Acquiring segments as well as the core bank processing services and certain other services within our Businesses Solutions segment, which together accounted for 74% of our total revenues and 80% of our gross revenues on a full year basis in 2010, generate recurring revenue streams. These businesses have high customer retention due to the mission-critical and embedded nature of the services they provide, the high switching costs associated with these services and due to our leading position in these respective markets. Additionally, on a full year basis approximately 34% of our total revenues and 26% of our gross revenues for the year ended December 31, 2010 was generated by core banking and related services provided to Popular, which are governed by a 15-year Master Services Agreement (as described below). For further discussion of our ongoing relationship with Popular, refer to the “—Key Relationship with Popular” section of this prospectus. As a result of the critical and embedded nature of the services provided as well as our strategic focus on client retention, we have been able to deliver an industry-leading client retention rate, as over 90% of our customers in the Transaction Processing and Business Solutions segments in 2009 continued to be customers in 2010.

Highly scalable and leveragable platform: Our highly scalable technology platform can support significant expansion with low incremental costs. We have spent approximately $83 million from 2008 to 2010 on technology investments in order to build ample capacity in our platforms and maintain state of the art technology. We are able to achieve attractive economies of scale with flexible product development capabilities. Further, we have a proven ability to seamlessly leverage our existing platforms to develop new products and services and expand in new markets, with approximately 1,800 employees in 8 countries throughout the Caribbean and Central and Latin America. In the last four years, we have expanded our Transaction Processing businesses to Panama, Honduras, Mexico and Guatemala.

Favorable cash flow conversion characteristics: Our business is technology driven in nature and allows for significant scalability as our volumes and revenues grow. As a result of high operating margins, limited maintenance and growth capital expenditure requirements, and minimal working capital needs, we have been able to deliver strong cash flows and a consistently high cash flow conversion rate during the past three years.

15-year, exclusive Master Services Agreement and equity alignment with Popular: Popular is the leading financial institution in Puerto Rico with $39 billion in assets and $27 billion in deposits as of December 31, 2010. While it continues to be our largest client, the revenues from our provision of core bank processing and related services to Popular have declined from 35% of total revenues in 2007 to 34% in 2010 and 28% of gross revenues in 2007 to 26% in 2010 on a full year basis, as we have expanded our external client base, product offerings and geographic footprint. We provide a number of critical transaction processing and business solutions products and services to Popular and benefit from the bank’s distribution network and continued support, further strengthened by our ongoing equity alignment. We and Popular have entered into a 15-year Master Services Agreement. According to the terms of the Master Services Agreement, Popular is obligated to continue to utilize our services on an exclusive basis and on commercial terms consistent with the terms of our historical relationship. For further discussion of our ongoing relationship with Popular, refer to the “—Key Relationship with Popular” section of this prospectus.

Experienced management team with strong track record: We maintain a dedicated, multi-disciplinary and highly motivated senior management team that has served us for an average of 20 years. The current management team built and led our business through its transformation from a bank-owned operation to the leading financial technology franchise in the region, and has a proven track record of delivering growth and building strong brand recognition in both positive and negative economic environments. In addition, certain members of our management team have invested in non-voting common stock of Holdings in connection with the Merger.

Our Strategy

We intend to pursue the following business strategies:

Expand in the Latin American region

We are expanding our business geographically in the Latin American region. We believe that we have an inherent competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure as well as our first-hand knowledge of Latin American markets and culture. We believe that significant growth opportunities exist in a number of large markets in which we are not currently present, such as Argentina, Chile, Peru and Colombia. In addition to entering new markets, we continually introduce and offer new products and services to customers in existing markets, such as Mexico, Costa Rica, Panama and the Dominican Republic. We continually evaluate our strategic plans for geographic expansion. As a result, in each year from 2007 to 2009, we either entered a new market or significantly expanded our presence in international markets that we had previously entered. For example, in 2007, we opened our Panama office; in 2008, we established our Mexican operations; and from 2008 to 2009, we were able to triple the number of customers we serve in our Mexican and Panamanian markets.

Leverage the ATH network

We own and operate the leading debit payment and ATM network in Puerto Rico, the ATH network. Further, we believe that ATH is the most widely recognized financial services brand in Puerto Rico. The strength of this brand, coupled with the technology platform that it provides in Puerto Rico, has led most financial institutions to choose ATH as one of the preferred networks associated with the cards that they issue to their customers. As a result, we believe that we are uniquely positioned to develop new products and services to take advantage of our access to Puerto Rico’s entire cardholder base as well as our real-time, data-based knowledge of consumer spending behaviors. As an example, we are in the final stages of developing a person-to-person mobile transfer payment service, which will enable any ATH cardholder, regardless of his or her issuing bank, to conveniently transfer funds to another ATH cardholder online or via a mobile phone. We intend to introduce this service in the near future along with other value-added services that leverage the capabilities and popularity of the ATH network.

Develop and offer new products to our merchant customer base

Our Merchant Acquiring business is Puerto Rico’s largest merchant acquirer, providing an end-to-end electronic payment offering to over 16,000 merchants across Puerto Rico and the U.S. and British Virgin Islands. We plan to continue leveraging this broad customer base by developing and offering additional products and services to cross sell along with our core merchant offerings. Historically, we have been successful in introducing and marketing new products such as cell phone top up services, remote payment capture services, card-not-present processing and online acquiring services. We intend to continue to focus on these and other cross sell opportunities in order to take advantage of our leadership position in the merchant acquiring industry.

Further improve and increase operating efficiency and scale

We are focused on delivering revenue growth along with improving profitability. As a function of our strategy to actively manage our cost base and due to the inherently scalable nature of our business, we have been able to improve our Adjusted EBITDA margin in the past three years. We are committed to continue identifying areas where we can optimize our business from a cost perspective. As a result of this strategy as well as our new ownership structure following the Transactions, we believe that our business will be more efficiently run and that our profitability metrics will improve.

Selectively Acquire Complementary Businesses

Historically, we have selectively acquired complementary businesses that allowed us to expand geographically and to broaden our product offering. For example, we acquired ScanData Puerto Rico, in order to expand our banking services offering; we acquired TII Smart Solutions, which allowed us to offer ATM and POS driving services in Central America; and we acquired Sense Software, which enabled us to expand our services offering for small and medium size companies. As our business grows and we expand geographically, we intend to continue to evaluate selected acquisition opportunities in order to complement our current product offering.

The Transactions

Popular and EVERTEC entered into an Agreement and Plan of Merger dated as of June 30, 2010 and amended such agreement on August 5, 2010, August 8, 2010, September 15, 2010 and September 30, 2010 with two newly formed subsidiaries of Apollo, AP Carib and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into EVERTEC, with EVERTEC continuing as the surviving corporation.

In connection with the Merger, on June 30, 2010, Popular and its subsidiaries Banco Popular, Popular International Bank Inc. (“PIBI”) and EVERTEC completed an internal reorganization, as described under “Certain Relationships and Related Party Transactions—Internal Reorganization.” The historical assets and liabilities of the Venezuela operations were not acquired in the Merger, and are presented in the historical financial statements of EVERTEC as discontinued operations. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger.” In addition, Popular’s investments in Consorcio de Tarjetas Dominicanas, S.A. (“CONTADO”) and Servicios Financieros, S.A de C.V. (“Serfinsa”) that are reflected in the historical financial statements of EVERTEC were not acquired before the closing of the Merger. See “Certain Relationships and Related Party Transactions—Internal Reorganization.”

Following the effective time of the Merger, AP Carib and Popular contributed their respective shares of EVERTEC capital stock to Holdings in exchange for shares of Holdings capital stock (which we refer to as the “Contributed Equity” with respect to AP Carib, the “Popular Rolled Equity” with respect to Popular, and together, the “Equity Investment”). Following that contribution, EVERTEC became a wholly-owned subsidiary of Holdings, with AP Carib and Popular owning approximately 51% and 49%, respectively, of the outstanding voting capital stock of Holdings, subject to pro rata dilution to the extent that non-voting stock or other securities convertible into non-voting stock and/or derivative securities whose value is derived from such capital stock or non-voting stock have been issued to EVERTEC management. The operation of Holdings is governed by a Stockholder Agreement entered into among Popular, AP Carib and Holdings. For a description of the Stockholder Agreement and various other agreements entered into in connection with the Merger, see “Certain Relationships and Related Party Transactions.”

As used in this prospectus, the term “Transactions” refers to, collectively, (1) the Merger and the other transactions contemplated by the Merger Agreement (including the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Internal Reorganization” and the acquisition of all or a portion of the investments in CONTADO and Serfinsa after the closing of the Merger), (2) the Equity Investment, (3) the initial borrowing by us of $355.0 million under our senior secured credit facilities, (4) the offering and the sale of the old notes and (5) the payment of fees and expenses related to the Transactions.

The following table sets forth the sources and uses of the funds for the Transactions at September 30, 2010.

(Dollar amounts in thousands)

Sources of funds:		Uses of funds:
Senior secured credit facilities:
Senior secured revolving credit facility (1)	$—	Purchase of EVERTEC equity interests,
Senior secured term loan facility (2)	355,000	related intangible assets and related payments (5)	$689,398
Old Notes	220,000	Popular Rolled Equity (3)	176,562
Popular Rolled Equity (3)	176,562	Transaction fees and expenses (6)	69,371
Contributed Equity (4)	183,769

Total Sources	$935,331	Total Uses	$935,331

(1)	We entered into a $50.0 million senior secured revolving credit facility, which was undrawn at the closing of the Transactions on September 30, 2010. See “Description of Other Indebtedness—Senior Secured Credit Facilities.”
(2)	Does not give effect to original issue discount.
(3)	Represents the fair value of Popular’s approximately 49% indirect voting ownership interest in EVERTEC after the Transactions, but before transaction fees.
(4)	Represents amounts contributed to EVERTEC by funds affiliated with and controlled by Apollo. In addition, does not reflect any investment by members of our management team in non-voting common stock of Holdings which occurred following the completion of the Transactions. See “Management.” For more information regarding the equity ownership of EVERTEC, see “Security Ownership of Certain Beneficial Owners and Management.”
(5)	Represents the aggregate consideration for Apollo’s approximately 51% indirect voting ownership interest in EVERTEC and related intangible assets, and includes the $568.1 million closing payment to Popular (excluding a working capital adjustment), the $45.0 million intellectual property purchase price to Popular, and the $56.0 million dividend declared in connection with the Merger paid by EVERTEC to Popular that was not funded from EVERTEC’s balance sheet. This aggregate consideration includes $17.1 million related to a partial payment for CONTADO and Serfinsa equity investments and a $20.2 million holdback amount related to the CONTADO and Serfinsa equity investments. Assumes the acquisition of all or portion of the investments in CONTADO and Serfinsa after closing of the Merger. See Note (1) to our unaudited pro forma consolidated balance sheet included elsewhere in this prospectus and “Certain Relationships and Related Party Transactions—Internal Reorganization—Master Reorganization Agreement” for information regarding the acquisition of 19.99% of CONTADO equity interests that closed on March 31, 2011 (the “CONTADO Acquisition”) and the settlement with Popular in connection with Popular’s sale of 31.11% of Serfinsa equity interests to the other Serfinsa shareholders on June 30, 2011 (the “Serfinsa Settlement”).
(6)	Reflects the fees and expenses associated with the Transactions, including placement and other financing fees such as the original issue discount on the senior secured credit facilities and other transaction costs relating to the Merger.

For a more complete description of the Transactions, see “Certain Relationships and Related Party Transactions,” “Description of Notes” and “Description of Other Indebtedness.”

The Refinancing

On March 3, 2011, we entered into a credit agreement amendment relating to our senior secured credit facilities (the “Refinancing”) to, among other things, reduce the interest rate payable on loans under the senior secured credit facilities, increase the amount of the incremental facility available to us, and to modify certain restrictive covenants to provide us generally with greater flexibility. For a more complete description of our senior secured credit facilities, as amended, see “Description of Other Indebtedness—Senior Secured Credit Facilities.”

Ownership and Corporate Structure

The following chart summarizes our corporate organization and the arrangement of our current indebtedness within our organization at March 31, 2011. The ownership statistics reflected on this chart exclude the dilutive effect of non-voting equity securities granted to management and employees.

(1)	Guarantor of the senior secured credit facilities.
(2)	All of the equity of EVERTEC and its subsidiaries has been pledged as security for the senior secured credit facilities, subject to certain exceptions.
(3)	Guarantor of the notes and the senior secured credit facilities.
(4)	All of our wholly-owned subsidiaries guarantee the notes and the senior secured credit facilities other than EVERTEC Latinoamerica, S.A., a Costa Rican entity of which EVERTEC owns 99.97% (“EVERTEC/Latam”), and three inactive Costa Rican subsidiaries that are in the process of liquidation. As of or for the three months ended December 31, 2010, our non-guarantor subsidiaries accounted for approximately $3.5 million, or 5% of our total revenues, approximately $0.7 million, or 2% of our EBITDA, and approximately $63 million, or 6% of our total assets. For the nine months ended September 30, 2010, our non-guarantor subsidiaries accounted for approximately $9.2 million, or 4%, of our total revenues and approximately $0.9 million, or 1%, of our EBITDA. As of or for the three months ended March 31, 2011, our non-guarantor subsidiaries accounted for approximately $3.4 million, or 5%, of our total revenues, approximately $0.6 million, or 2%, of our EBITDA and approximately $60.0 million, or 6%, of our total assets.

Our Equity Sponsors

Apollo: Affiliates of Apollo acquired an approximately 51% indirect ownership interest in us as part of the Transactions. Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. As of December 31, 2010, Apollo had $67.6 billion of assets under management in its private equity, capital markets and real estate businesses invested across a core group of nine industries where Apollo has considerable knowledge.

Popular: Popular retained an approximately 49% indirect ownership interest in us as part of the Transactions. Founded in 1893, Popular, Inc. (NASDAQ: BPOP) is the No. 1 bank holding company by both assets and deposits based in Puerto Rico, and, as of December 31, 2010, ranks 38th by assets among U.S. bank holding companies. In the United States, Popular has established a community-banking franchise providing a broad range of financial services and products with branches in New York, New Jersey, Illinois, Florida and California. In 2010, Popular raised $1.1 billion in proceeds from a public equity offering, and successfully completed an FDIC-assisted acquisition of Westernbank Puerto Rico.

Key Relationship with Popular

Prior to the Merger, we were 100% owned by Popular, the largest financial institution based in Puerto Rico, and operated as a substantially independent entity within Popular. After the consummation of the Merger, Popular continues to indirectly own approximately 49% of our voting equity capital. Popular is our largest customer. See “Risk Factors—Risks Related to Our Business—We expect to derive a significant portion of our revenue from Popular.”

We entered into a 15-year Master Services Agreement, as well as several other related agreements, with Popular upon consummation of the Merger. Under the terms of the Master Services Agreement, Popular agreed to continue to utilize our services on an ongoing exclusive basis, for the duration of the agreement, on commercial terms consistent with the terms of our historical relationship. Additionally, Popular granted us a right of first refusal on the development of certain new financial technology products and services for the duration of the Master Services Agreement. For more information on the Master Services Agreement and other related agreements, see “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger.”

Corporate History

EVERTEC was formerly known as GM Group, Inc. a Puerto Rico corporation organized in 1988 and that Popular purchased in 1999. In 2004, an affiliate of Popular transferred to us certain of its data processing assets and operations and our corporate name was then changed to EVERTEC, Inc. Our principal executive offices are located at Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926 and our telephone number is (787) 759-9999. Our website address is www.evertecinc.com. We make our website content available for information purposes only. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. You should not rely upon the information on our website for investment purposes.

Summary of the Terms of the Exchange Offer

In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to use commercially reasonable efforts to cause a registration statement related to the exchange of old notes for exchange notes to become effective under the Securities Act and to consummate the exchange offer on or prior to the 366th day after September 30, 2010.

The registration statement of which this prospectus forms a part was filed in compliance with our obligations under this registration rights agreement.

You are entitled to exchange in this exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreements; and

•	our obligation to pay additional interest on the old notes as described in the registration rights agreements does not apply to the exchange notes.

For purposes of this and other sections in this prospectus, we refer to the old notes and the exchange notes together as the “notes.”

Senior Notes	We are offering to exchange up to $220,000,000 aggregate principal amount of our 11% Senior Notes due 2018 which have been registered under the Securities Act for up to $220,000,000 aggregate principal amount of our old notes which were issued on September 30, 2010. Old notes may be exchanged only in initial minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Resales	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration provisions of the Securities Act, provided that you

•	are acquiring the exchange notes in the ordinary course of business, and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to this exchange offer in exchange for the old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of notes who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of business, or

•	tenders in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration; Withdrawal of Tenders	This exchange offer will expire at 5:00 p.m., New York City time, on August 31, 2011, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder after the expiration or termination of this exchange offer.

Delivery of the Exchange Notes	The exchange notes issued pursuant to this exchange offer will be delivered to the holders who tender old notes promptly following the expiration date.

Conditions to this Exchange Offer	This exchange offer is subject to customer conditions, some of which we may waive. See “The Exchange Offer—Certain Conditions to this Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept this exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in this exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	Any exchange notes that you will receive will be acquired in the ordinary course of your business;

•	You have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•

If you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	You are not our “affiliate” as defined in Rule 405 under the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or if you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreements and, accordingly, additional interest on the old notes, if any, shall no longer accrue and we will no longer be obligated to pay additional interest as described in the registration rights agreements. If you are a holder of old notes and do not tender your old notes in this exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of this exchange offer.

Consequences of Failure to Exchange	All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indentures governing the old notes. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreements, we do not currently anticipate that we will register the old notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange Agent	Wilmington Trust, National Association is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes. In this section, the “Company” refers to EVERTEC, Inc. and not any of its subsidiaries.

Issuer	EVERTEC, Inc.

Exchange Notes Offered	$220,000,000 aggregate principal amount of 11% senior notes due 2018.

Maturity Date	The exchange notes will mature on October 1, 2018.

Interest	Interest on the exchange notes will accrue at a rate of 11% per annum and will be payable semi-annually in cash in arrears on April 1 and October 1 of each year.

Holders of old notes whose old notes are accepted for exchange in the exchange offer will be deemed to have waived the right to receive any payment in respect of interest on the old notes accrued from April 1, 2011 to the date of issuance of the exchange notes. Consequently, holders who exchange their old notes for exchange notes will receive the same interest payment on October 1, 2011 (the first interest payment date with respect to the old notes and the exchange notes following consummation of the exchange offer) that they would have received if they had not accepted the exchange offer.

Guarantees	The exchange notes, like the old notes, will be fully and unconditionally guaranteed on a senior basis by our existing and future wholly-owned restricted subsidiaries that guarantee our senior secured credit facilities.

Ranking	The exchange notes, like the old notes, and the guarantees will be the Company’s and the guarantors’ general senior obligations and will:

•	rank equally in right of payment to all of the Company’s and the guarantors’ existing and future senior indebtedness;

•	rank senior in right of payment to any of the Company’s and the guarantors’ future indebtedness that is expressly subordinated in right of payment to the notes and the guarantees;

•

be effectively subordinated to the Company’s and the guarantors’ secured indebtedness, including indebtedness under our senior secured credit facilities, to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated to all of the existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the notes.

At March 31, 2011, the Company and the guarantors had approximately $338.9 million of secured indebtedness outstanding, net of discounts, and an additional $50.0 million of unused commitments available to be borrowed under our senior secured credit facilities.

At March 31, 2011, our non-guarantor subsidiaries had approximately $7.9 million of liabilities, including trade payables, but excluding intercompany obligations.

Optional Redemption	On or after October 1, 2014, we may redeem some or all of the notes at any time at the redemption prices described in the section “Description of Notes—Optional Redemption.” Prior to such date, we may redeem some or all of the notes at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. In addition, we may redeem up to 35% of the aggregate principal amount of the notes before October 1, 2013 with the proceeds of certain equity offerings at a redemption price of 111% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date.

Change of Control	If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see the section “Description of Notes” under the heading “Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales	If we sell certain assets, we must offer to repurchase the notes at the prices listed under “Description of Notes—Certain Covenants—Limitation on Asset Sales.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur additional debt;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make investments;

•	create liens or use assets as security in other transactions;

•	enter into sale and leaseback transactions;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	enter into transactions with affiliates; and

•	sell or transfer certain assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of Notes—Certain Covenants.”

Tax Redemption	If certain changes in the law of any relevant Tax Jurisdiction (as defined in “Description of Notes—Additional Amounts”) become effective that would impose withholding taxes or other deductions on the payments on the notes by the Issuer, the Issuer may redeem the notes in whole, but not in part, at any time, at a redemption price of 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date and all Additional Amounts (as defined in “Description of Notes”), if any, which otherwise would be payable. See “Description of Notes—Redemption for Changes in Taxes.”

You should refer to the section entitled “Risk Factors” for an explanation of certain risks of investing in the notes.

Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data

The summary historical consolidated financial data as of December 31, 2010 and for the three months ended December 31, 2010 have been derived from the audited consolidated financial statements of EVERTEC, Inc. (Successor), appearing elsewhere in this prospectus. The summary historical combined financial data as of December 31, 2009 and for the nine months ended September 30, 2010, and the years ended December 31, 2009, and 2008 have been derived from the audited combined financial statements of EVERTEC Business Group (Predecessor), appearing elsewhere in this prospectus. The summary historical combined financial data as of December 31, 2008 have been derived from the unaudited combined financial statements of EVERTEC Business Group (Predecessor), not included in this prospectus. Additionally, the summary historical combined financial data as of December 31, 2008, December 31, 2009 and September 30, 2010, and for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, excludes the results of the Venezuela discontinued operations, which were not acquired as part of the Transactions.

The summary unaudited historical consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 have been derived from the unaudited consolidated and combined financial statements of EVERTEC, Inc. appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated and combined financial statements of EVERTEC, Inc. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such period. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary unaudited pro forma consolidated statement of income and other financial data for the year ended December 31, 2010 have been prepared to give effect to the Transactions, including the CONTADO Acquisition and the Serfinsa Settlement, as if they had occurred on January 1, 2010. The summary unaudited pro forma consolidated financial data as of and for the three months ended March 31, 2011 have been prepared to give effect to the CONTADO Acquisition and the Serfinsa Settlement as if they had occurred on January 1, 2010 in the case of the summary unaudited pro forma consolidated statement of income and other financial data, and give effect to the Serfinsa Settlement and the repayment of a portion of our senior secured term loan as required in connection with the CONTADO Acquisition and the Serfinsa Settlement as if they had occurred on March 31, 2011 in the case of the summary unaudited pro forma consolidated balance sheet data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions, the CONTADO Acquisition or the Serfinsa Settlement had occurred at any date, and such data do not purport to project the results of operations for any future period.

The acquisition of EVERTEC was accounted for as a business combination using the purchase method of accounting, which established a new accounting basis at EVERTEC for all assets acquired and liabilities assumed based on estimated fair values. The fair values assigned to the assets acquired and liabilities assumed are subject to refinement for up to one year after the closing date of the acquisition as new information relative to the closing date fair value becomes available, and thus the recognized goodwill may increase or decrease. Completion of the Company’s internal review of such work is expected to be finalized during fiscal 2011.

The summary historical and unaudited pro forma consolidated and combined financial data should be read in conjunction with “Unaudited Pro Forma Consolidated Financial Information,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes of EVERTEC appearing elsewhere in this prospectus.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL DATA

	Predecessor			Successor	Full Year (1)	Predecessor	Successor
(Dollar amounts in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010	Year ended December 31, 2010	Unaudited Three months ended March 31, 2010	Unaudited Three months ended March 31, 2011	Unaudited Pro Forma Year ended December 31, 2010	Unaudited Pro Forma Three months ended March 31, 2011
Statements of Income Data:
Total revenues	$271,213	$267,393	$208,322	$77,075	$285,397	$65,894	$73,506	$287,342	$73,506
Operating costs and expenses:
Cost of revenues (excluding depreciation and amortization)	154,522	141,164	106,548	36,505	143,053	34,964	35,130	143,870	35,130
Selling, general and administrative expenses (excluding depreciation and amortization)	27,643	25,639	27,000	8,392	35,392	5,196	8,585	37,743	8,585
Depreciation and amortization	30,389	24,500	19,425	17,722	37,147	5,922	17,372	67,476	17,372

Income from operations	58,659	76,090	55,349	14,456	69,805	19,812	12,419	38,253	12,419

Other income (expense):
Interest income	1,283	1,048	360	118	478	178	314	118	314
Interest expense (2)	(170)	(91)	(70)	(13,436)	(13,506)	(36)	(14,122)	(53,505)	(14,087)
Earnings of equity method investments	4,229	3,508	2,270	—	2,270	1,144	—	2,233	550
Other income (expense)	9,449	7,942	2,276	(1,316)	960	(2)	(3,886)	960	(3,886)

Total other income (expense)	14,791	12,407	4,836	(14,634)	(9,798)	1,284	(17,694)	(50,194)	(17,109)

Income (loss) before income taxes	73,450	88,497	60,185	(178)	60,007	21,096	(5,275)	(11,941)	(4,690)
Income tax expense (benefit)	23,914	30,659	23,017	(1,361)	21,656	7,861	(29,046)	(7,843)	(28,870)

Net income (loss) from continuing operations	$49,536	$57,838	$37,168	$1,183	$38,351	$13,235	$23,771	$(4,098)	$24,180

Other Financial Data:
Gross revenues (3)	$353,956	$344,135	$269,232	$102,474	$371,706	$86,339	$97,372	$373,651	$97,372
EBITDA (4)	102,726	112,040	79,320	30,862	110,182	26,876	25,905	108,922	26,455
Adjusted EBITDA (4)	105,532	117,575	92,290	34,924	127,214	29,114	32,111	127,214	32,111
Cash interest expense (2) (5)	170	91	70	12,861	12,931	36	12,910	50,921	12,735
Net debt to Adjusted EBITDA (4) (9)					4.0x				15.5x
Capital expenditures	$19,337	$22,701	$30,468	$10,541	$41,009	$14,930	$7,150
Net cash provided by operating activities from continuing operations	68,775	65,464	63,702	18,096	81,798	29,592	21,694
Net cash (used in) provided by investing activities from continuing operations	(37,442)	(2,692)	16,153	(496,098)	(479,945)	13,797	(15,816)
Net cash (used in) provided by financing activities from continuing operations	(17,571)	(77,710)	(65,796)	505,142	439,346	(35,334)	(888)
Balance Sheet Data (at period end):
Cash (6)	$24,734	$11,891		$55,699	$55,699		$60,689		$58,896
Working capital (7)	94,220	82,272		59,610	59,610		53,854		51,941
Total assets	260,906	243,445		1,082,056	1,082,056		1,074,845		1,072,871
Total debt (8)	2,802	1,413		562,173	562,173		558,878		557,220
Total net debt (9)	—	—		506,474	506,474		498,189		498,324
Total equity	228,469	211,475		326,524	326,524		350,739		350,423

(1)	We define financial information for 2010 “on a full year basis” as the aggregation of our financial information for the nine months ended September 30, 2010 (the Predecessor period) and our financial information for the three months ended December 31, 2010 (the Successor period). This aggregation is not in conformity with GAAP, since the results are not comparable on a period-to-period basis or to other issuers due to the new basis of accounting established at the consummation of the Merger, which affected certain line items on the financial statements. However, we believe that this approach is beneficial to the reader since it provides an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner in which management reviews and analyzes results of operations.

(2)	On March 3, 2011, we entered into a credit agreement amendment relating to our senior secured credit facilities to, among other things, reduce the interest rate payable under the senior secured credit facilities. Giving effect to the Refinancing, pro forma interest expense and pro forma cash interest expense on a full year basis in 2010 would have been $48.9 million and $46.2 million, respectively.

(3)	Gross revenues is a supplemental measure of our performance that is not required by, or presented in accordance with GAAP. It is not a measurement of our financial performance under GAAP and should not be considered as an alternative to our total revenues or any other performance measures derived in accordance with GAAP.

We define “gross revenues” as total revenues including interchange fees (related to our Merchant Acquiring business) from our merchant customers that we collect on behalf of, and remit entirely to, the issuing bank of cards whose transactions we process. Total revenues is calculated and presented in the historical financial statements of EVERTEC net of these fees. Therefore, gross revenues is a supplemental measure of our performance that is not in accordance with GAAP. In addition, gross revenues for the year ended December 31, 2010 are presented on a full year basis as defined above. We caution investors that amounts presented in accordance with our definition of gross revenues may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate gross revenues in the same manner. We present gross revenues because we consider it an important supplemental measure of our performance to compare ourselves to competitors and the industry and to monitor margins. We also believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A reconciliation of total revenues to gross revenues of the continuing operations is provided below.

	Predecessor						Successor		Full Year*		Predecessor		Successor
	Year ended December 31, 2008		Year ended December 31, 2009		Nine months ended September 30, 2010		Three months ended December 31, 2010		Year ended December 31, 2010		Three months ended March 31, 2010		Three months ended March 31, 2011
(Dollar amounts in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Revenues:
Transaction Processing	$71,574	26%	$74,686	28%	$56,777	27%	$21,034	27%	$77,811	27%	$17,779	27%	$20,251	28%
Merchant Acquiring	47,782	18%	48,744	18%	39,761	19%	14,789	19%	54,550	19%	12,306	19%	14,748	20%
Business Solutions	151,857	56%	143,963	54%	111,784	54%	41,252	54%	153,036	54%	35,809	54%	38,507	52%

Total revenues	$271,213	100%	$267,393	100%	$208,322	100%	$77,075	100%	$285,397	100%	$65,894	100%	$73,506	100%
Plus: Interchange fees in Merchant Acquiring	82,743		76,742		60,910		25,399		86,309		20,445		23,866

Total gross revenues	$353,956		$344,135		$269,232		$102,474		$371,706		$86,339		$97,372

Gross revenues:
Transaction Processing	$71,574	20%	$74,686	22%	$56,777	21%	$21,034	21%	$77,811	21%	$17,779	21%	$20,251	21%
Merchant Acquiring	130,525	37%	125,486	36%	100,671	37%	40,188	39%	140,859	38%	32,751	38%	38,614	40%
Business Solutions	151,857	43%	143,963	42%	111,784	42%	41,252	40%	153,036	41%	35,809	41%	38,507	39%

Total gross revenues	$353,956	100%	$344,135	100%	$269,232	100%	$102,474	100%	$371,706	100%	$86,339	100%	$97,372	100%

*	See Note (1) of “—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data”

(4)	EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity.

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments described below.

We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA or Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in our senior secured credit facilities and the indenture governing the notes in testing our compliance with covenants therein such as debt incurrence. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA and Adjusted EBITDA are as follows: (i) they do not reflect cash outlays for capital expenditures or future contractual commitments; (ii) they do not reflect changes in, or cash requirements for, working capital; (iii) they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness; (iv) they do not reflect income tax expense or the cash necessary to pay income taxes; (v) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and (vi) other companies, including other companies in our industry, may not use EBITDA and Adjusted EBITDA or may calculate EBITDA and Adjusted EBITDA differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

A reconciliation of net income to EBITDA or Adjusted EBITDA is provided below.

	Predecessor			Successor	Full Year	Predecessor	Successor	Pro forma	Pro forma
(Dollar amounts in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011	Year ended December 31, 2010	Three months ended March 31, 2011
Net income (loss) from continuing operations	$49,536	$57,838	$37,168	$1,183	$38,351	$13,235	$23,771	$(4,098)	$24,180
Income tax expense (benefit)	23,914	30,659	23,017	(1,361)	21,656	7,861	(29,046)	(7,843)	(28,870)
Interest expense (income)	(1,113)	(957)	(290)	13,318	13,028	(142)	13,808	53,387	13,773
Depreciation & amortization	30,389	24,500	19,425	17,722	37,147	5,922	17,372	67,476	17,372

EBITDA	102,726	112,040	79,320	30,862	110,182	26,876	25,905	108,922	26,455
Standalone Cost Savings (a)	5,922	6,411	4,930	36	4,966	1,807	248	4,966	248
Disposals (b)	(11,099)	(9,440)	(3,916)	60	(3,856)	(533)	—	(3,856)	—
Equity Income (c)	(115)	47	(852)	1,514	662	(651)	—	699	(550)
Compensation and benefits (d)	287	(629)	6,976	(408)	6,568	(377)	128	6,568	128
Run-rate & other (e)	(89)	1,246	565	2,265	2,830	17	4,158	2,830	4,158
Management fees (f)	—	—	—	—	—	—	624	2,351	624
Westernbank EBITDA (g)	7,900	7,900	5,267	—	5,267	1,975	—	5,267	—
Purchase Accounting (h)	—	—	—	595	595	—	1,048	(533)	1,048

Adjusted EBITDA	$105,532	$117,575	$92,290	$34,924	$127,214	$29,114	$32,111	$127,214	$32,111

(a)	Represents stand-alone savings for costs historically allocated to EVERTEC by Popular, which will not continue post closing other than temporary transition service costs, net of estimated stand-alone costs. The allocations were primarily based on a percentage of revenues or costs (and not based on actual costs incurred) and related to corporate functions such as accounting, tax, treasury, payroll and benefits, risk management, institutional marketing, legal, public relations and compliance. The allocations were $9.3 million, $9.8 million and $7.5 million for the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010, respectively, which are partially offset by estimated annual stand-alone costs of $3.4 million, $3.4 million and $2.6 million for the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010, respectively. The allocations were $2.7 million for the three months ended March 31, 2010 which are partially offset by estimated annual stand-alone costs of $0.8 million for the three months ended March 31, 2010. Our estimated stand-alone costs are based on assumptions and estimates that we believe are reasonable, but such assumptions and estimates may prove to be inaccurate over time. See “Risk Factors—Risks Relating to Our Separation from Popular.” During a transition period of one year after the closing of the Merger, we will receive certain services from Popular and its affiliates pursuant to a transition services agreement, at prices that we believe approximate our stand-alone costs. See “Certain Relationships and Related Party Transactions.”

(b)	Relates to adjustments for disposal of investments and businesses as follows: (i) removal of the gain resulting from the sales of shares of Visa stock, (ii) removal of the EBITDA of the Health Care Division which was sold to Inmediata Health Group, Corp. a medical transaction processing company, in April 2008 (in exchange for an equity interest in Inmediata Health Group, Corp.) and removal of the gain on sale of this transaction, (iii) removal of gain on sale in April 2010 of the Company’s equity interest in Inmediata Health Group, Corp., and removal of the related equity income, (iv) allocations previously charged to the discontinued Venezuela operations and (v) write-off of certain investment securities in the three months ended December 31, 2010.

(c)	Relates to the removal of historical non-cash equity in earnings of investments reported in Net Income from EVERTEC’s 53.97% equity ownership in CONTADO and 31.11% equity ownership in Serfinsa, net of cash dividends received from CONTADO. The equity income adjustments include cash dividends from CONTADO of $2.4 million, $1.9 million and $1.5 million for the years ended 2008, 2009 and 2010, respectively. On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, Popular transferred to EVERTEC 19.99% of the equity interest in CONTADO. As a result, the percentage share of cash dividends from CONTADO will be reduced to 19.99% going forward. See “Certain Relationships and Related Party Transactions—Internal Reorganization—Master Reorganization Agreement.”

(d)	Predominantly relates to non-recurring bonuses and payroll tax impact of awards given to certain EVERTEC employees in connection with the Merger, partially offset by estimated costs for the anticipated reinstatement of the employer’s matching contribution to defined contribution pre-tax savings plan which was suspended in March 2009 and reinstated in March 2011. Other adjustments relate to: (i) estimated incremental cost previously impacted by the Troubled Asset Relief Program (“TARP”) restrictions, (ii) elimination of severance expense in 2009, (iii) employee benefit cost savings, and (iv) add back of non-cash equity based compensation.

(e)	Relates to the following items: (i) transition fees to support additional requirements of a stand-alone entity, (ii) salaries and benefits cost savings on positions vacated in 2009 and not replaced, (iii) costs relating to the refinancing of our senior secured credit facility in the three months ended March 31, 2011, and (iv) non-recurring additional property taxes assessed by the government in the three months ended June 30, 2010.

(f)	Represents the management fee payable to the equity sponsors which commenced in January 2011. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”

(g)	Represents an estimated adjustment for additional EBITDA to be earned from EVERTEC’s processing of Westernbank volumes. The estimate was arrived at using the pricing schedule in the Master Services Agreement as well as management’s estimated related costs of the contribution of additional business volume. Westernbank’s Puerto Rican operations were acquired by Banco Popular on April 30, 2010, and EVERTEC did not see the impact of these additional volumes and associated revenues until the third quarter of 2010. The estimate of current Westernbank EBITDA has been added to previous periods for comparative purposes, and reflects estimated, rather than observed, impact. See “—Our Equity Sponsors” and “—Key Relationship with Popular” and “Risk Factors—Risks Related to Our Separation from Popular—The historical and pro forma financial information presented in this prospectus may not be representative of our results as a consolidated, stand-alone company and may not be a reliable indicator of our future results. In addition, we may not achieve all of the expected benefits from the items reflected in the adjustments included in Adjusted EBITDA as presented in this prospectus.”

(h)	Represents elimination of the effects of purchase accounting in connection with (i) certain customer service and software related arrangements where EVERTEC receives subsidies from Popular; and (ii) EVERTEC’s rights and obligations to buy equity interests in CONTADO and Serfinsa.

(5)	Represents cash interest expense accrued during each period related to our indebtedness (including fees payable on our senior secured revolving credit facility). Pro forma cash interest expense was calculated based on the current interest rates at March 31, 2011.

(6)	Excludes restricted cash of $2.7 million, $3.7 million, $5.6 million and $5.0 million as of December 31, 2008, December 31, 2009, December 31, 2010 and March 31, 2011, respectively.

(7)	Working capital is defined as the excess of current assets over current liabilities.

(8)	Represents our long-term debt, including the current portion thereof.

(9)	Total net debt is defined as total debt less cash.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as other information contained in this prospectus, before participating in this exchange offer. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the notes.

We are highly leveraged. As of March 31, 2011, the total principal amount of our indebtedness, net of discounts, was approximately $559 million.

Our high degree of leverage could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow for other purposes, including for our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including borrowings under our senior secured credit facilities, will be at variable rates of interest;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our pro forma cash interest expense, net for the year ended December 31, 2010 and the three months ended March 31, 2011, after giving effect to the Transactions, including the effect of the CONTADO Acquisition and the Serfinsa Settlement would have been $50.9 million and $12.7 million, respectively. Our interest expense could increase if interest rates increase because the entire amount of the indebtedness under our senior secured credit facilities bears interest at a variable rate. At March 31, 2011 we had approximately $338.9 million aggregate principal amount of variable rate indebtedness, net of discounts, under our senior secured credit facilities. A 100 basis point increase in the applicable margins over our floor(s) on our debt balances outstanding as of March 31, 2011, under our senior secured credit facilities would increase our annual interest expense by approximately $3.5 million.

Despite our high indebtedness level, we and our subsidiaries still may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, some of which may be secured. Although the indenture governing the notes and our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness, including secured indebtedness, that could be incurred in compliance with these restrictions could be substantial.

In addition to the $50.0 million which is available to us for borrowing under the revolving credit facility the terms of the senior secured credit facilities will enable us to increase the amount available under the term loan and/or revolving credit facilities if we are able to obtain loan commitments from banks and satisfy certain other conditions. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we face would increase. In addition, the indenture governing the notes will not prevent us from incurring obligations that do not constitute indebtedness under the indenture. See “Description of Other Indebtedness—Senior Secured Credit Facilities” and “Description of Notes.”

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

The indenture governing the notes and the agreement governing our senior secured credit facilities contain, and any future indebtedness we incur may contain, various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, the covenants in our senior secured credit facilities require us to maintain a maximum senior secured leverage ratio and also limit our capital expenditures. A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions and, in the case of the revolving credit facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our senior secured credit facilities, the lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under our senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facilities. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, the proceeds from the sale or foreclosure upon such assets will first be used to repay debt under our senior secured credit facilities and we may not have sufficient assets to repay our unsecured indebtedness thereafter, including the notes. See “Description of Other Indebtedness—Senior Secured Credit Facilities.”

Risks Related to Our Business

We expect to derive a significant portion of our revenue from Popular.

Our services to Popular account for a significant portion of our revenues, and we expect that our services to Popular will continue to represent a significant portion of our revenues for the foreseeable future. In 2010, on a full year basis, our services to Popular for core bank processing and related services accounted for approximately 34% of our total revenues and 26% of our gross revenues and our services to Popular overall accounted for approximately 51% of our total revenues and 39% of our gross revenues. Any failure by Popular to perform under the Master Services Agreement or our other material agreements with Popular could significantly reduce our revenues. See “Certain Relationships and Related Party Transactions.”

In 2010, our next largest customer represented 9% of our total net revenues and 7% of our gross revenues on a full year basis.

We depend, in part, on our merchant relationships and our alliance with Banco Popular, a wholly-owned subsidiary of Popular, to grow our Merchant Acquiring business. If we are unable to maintain these relationships and this alliance, our business may be adversely affected.

Growth in our Merchant Acquiring business is derived primarily from acquiring new merchant relationships, new and enhanced product and service offerings, cross selling products and services into existing relationships, the shift of consumer spending to increased usage of electronic forms of payment, and the strength of our relationship with Banco Popular. A substantial portion of our business is generated from our ISO Agreement with Banco Popular. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Independent Sales Organization Sponsorship and Service Agreement.” Banco Popular acts as a merchant referral source and provides sponsorship into the ATH, Visa and MasterCard networks for merchants, as well as card association sponsorship, clearing and settlement services. We provide transaction processing and related functions. Both alliance partners may provide management, sales, marketing, and other administrative services. We rely on the continuing growth of our merchant relationships, our alliance with Banco Popular and other distribution channels. There can be no guarantee that this growth will continue and the loss or deterioration of these relationships could negatively impact our business and result in a reduction of our revenue and profit.

If we are unable to renew client contracts at favorable terms, we could lose clients and our results of operations and financial condition may be adversely affected.

Failure to achieve favorable renewals of client contracts could negatively impact our business. Our contracts with private clients generally run for a period of three to five years and provide for termination fees upon early termination. Our government contracts generally run for one year without automatic renewal periods. Our standard merchant contract has an initial term of one year, with automatic one-year renewal periods. At the end of the contract term, clients have the opportunity to renegotiate their contracts with us and to consider whether to engage one of our competitors to provide products and services. If we are not successful in achieving high renewal rates and contract terms that are favorable to us, our results of operations and financial condition may be adversely affected.

We rely on our systems, employees and certain counterparties, and certain failures could materially adversely affect our operations.

Our businesses are dependent on our ability to process, record and monitor a large number of transactions. If any of our financial, accounting, or other data processing systems or applications fail or have other significant shortcomings or limitations, we could be materially adversely affected. We are similarly dependent on our employees. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business could also be sources of operational risk to us, including relating to breakdowns or failures of such parties’ own systems or employees. Any of these occurrences could diminish our ability to operate one or more of our businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect us.

We may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages, natural disasters, disease pandemics or other unanticipated damage to property or physical assets. Such disruptions may give rise to losses in service to customers and loss or liability to us. In addition, there is the risk that our controls and procedures as well as business continuity and data security systems prove to be inadequate. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation, regulatory fines or penalties or losses not covered by insurance.

Security breaches or our own failure to comply with privacy regulations and industry security requirements imposed on providers of services to financial institutions and card processing services could harm our business by disrupting our delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store and transmit sensitive business information of our customers. In addition, we collect personal consumer data, such as names and addresses, social security numbers, driver’s license numbers, cardholder data and payment history records. The uninterrupted operation of our information systems and the confidentiality of the customer/consumer information that resides on such systems are critical to the successful operations of our business. Despite the safeguards we have in place, unauthorized access to our computer systems or databases could result in the theft or publication of confidential information, the deletion or modification of records or could otherwise cause interruptions in our operations. These risks are increased when we transmit information over the Internet. Our visibility in the global payments industry may attract hackers to conduct attacks on our systems that could compromise the security of our data or could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. There is also a possibility of mishandling or misuse, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees acting contrary to our policies, or counterparties, or where such information is intercepted or otherwise improperly taken by third parties. An information breach in the system and loss of confidential information such as credit card numbers and related information could have a longer and more significant impact on the business operations than a hardware failure and could result in claims against us for misuse of personal information, such as identity theft.

Additionally, as a provider of services to financial institutions and card processing services, we are subject directly (or indirectly through our clients) to the same laws, regulations, industry standards and limitations on disclosure of the information we receive from our customers as apply to the customers themselves. If we fail to comply with these regulations, standards and limitations, we could be exposed to suits for breach of contract, governmental proceedings, or prohibitions on card processing services. In addition, as more restrictive privacy laws, rules or industry security requirements are adopted in the future on the federal or local level or by a specific industry body, the change could have an adverse impact on us through increased costs or restrictions on business processes. We may be required to expend significant capital and other resources to comply with mandatory privacy and security standards required by law, industry standard, or contracts.

Any inability to prevent security or privacy breaches or failure to comply with privacy regulations and industry security requirements could cause our existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers, damage our reputation and/or adversely impact our relationship with administrative agencies.

We may experience breakdowns in our processing systems that could damage customer relations and expose us to liability.

We depend heavily on the reliability of our processing systems in our core businesses. A system outage or data loss, regardless of reason, could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation in the event of a system outage or data loss, but we may also be liable to third parties. Some of our contractual agreements with financial institutions require the crediting of certain fees if our systems do not meet certain specified service levels. To successfully operate our business, we must be able to protect our processing and other systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include, but are not limited to, fire, natural disasters, telecommunications failure, computer viruses, terrorist acts and war. Although we have taken steps to protect against data loss and system failures, there is still risk that we may lose critical data or experience system failures. We perform the vast majority of disaster recovery operations ourselves, though we utilize select third parties for some aspects of recovery. To the extent we outsource our disaster recovery, we are at risk of the vendor’s unresponsiveness in the event of breakdowns in our systems. Furthermore, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

Lack of system integrity, fraudulent payments or credit quality related to funds settlement could result in a financial loss.

We settle funds on behalf of financial institutions, other businesses and consumers and receive funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by us include debit card, credit card, electronic bill payment transactions, ACH payments and check clearing that supports consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties, the facilitation of the payment and, in some cases, the detection or prevention of fraudulent payments. If the continuity of operations, integrity of processing, or ability to detect or prevent fraudulent payments were compromised this could result in a financial loss to us.

We may experience defects, development delays, installation difficulties, system failure, or other service disruptions with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software, technology and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Finally, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in: (1) interruption of business operations; (2) delay in market acceptance; (3) additional development and remediation costs; (4) diversion of technical and other resources; (5) loss of customers; (6) negative publicity; or (7) exposure to liability claims.

Any one or more of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The ability to adopt technology to changing industry and customer needs or trends may affect our competitiveness or demand for our products, which may adversely affect our operating results.

Changes in technology may limit the competitiveness of and demand for our services. Our businesses operate in industries that are subject to technological advancements, developing industry standards and changing customer needs and preferences. Also, our customers continue to adopt new technology for business and personal uses. We must anticipate and respond to these industry and customer changes in order to remain competitive within our relative markets. For example, the ability to adopt technological advancements surrounding POS technology available to merchants could have an impact on our Merchant Acquiring business. Our inability to respond to new competitors and technological advancements could impact all of our businesses.

Consolidations in the banking and financial services industry could adversely affect our revenues by eliminating existing or potential clients and making us more dependent on a more limited number of clients.

In recent years, there have been a number of mergers and consolidations in the banking and financial services industry. Mergers and consolidations of financial institutions reduce the number of our clients and potential clients, which could adversely affect our revenues. Further, if our clients fail or merge with or are acquired by other entities that are not our clients, or that use fewer of our services, they may discontinue or reduce their use of our services. It is also possible that the larger banks or financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us or could decide to perform in-house some or all of the services which we currently provide or could provide. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the credit risk that our merchants will be unable to satisfy obligations for which we may also be liable.

We are subject to the credit risk of our merchants being unable to satisfy obligations for which we also may be liable. For example, as the merchant acquirer, we are contingently liable for transactions originally acquired by us that are disputed by the card holder and charged back to the merchants. If we or Banco Popular are unable to collect this amount from the merchant, due to the merchant’s insolvency or other reasons, we will bear the loss for the amount of the refund paid to the cardholder. Notwithstanding our adherence to industry standards with regards to the acceptance of new merchants and certain steps to screen for credit risk, it is possible that a default on such obligations by one or more of our merchants could have a material adverse effect on our business.

Increased competition or changes in consumer spending or payment preferences could adversely affect our business.

A decline in the market for our services, either as a result of increased competition, a decrease in consumer spending or a shift in consumer payment preferences, could have a material adverse effect on our business. We may face increased competition in the future as new companies enter the market and existing competitors expand their services. Some of these competitors could have greater overall financial, technical and marketing resources than us, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors could have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, resulting in a loss of business for us and a corresponding decline in revenues and profit margin. Further, if consumer confidence decreases in a way that adversely affects consumer spending, we could experience a reduction in the volume of transactions we process. In addition, if we fail to respond to changes in technology or consumer payment preferences, we could lose business to competitors.

Changes in credit card association or other network rules or standards could adversely affect our business.

In order to provide our transaction processing services, we, Banco Popular, and several of our subsidiaries are registered with or certified by Visa and MasterCard and other networks as members or service providers for member institutions. As such, we and many of our customers are subject to card association and network rules that could subject us or our customers to a variety of fines or penalties that may be levied by the card associations or networks for certain acts or omissions by us, acquirer customers, processing customers and merchants. Visa, MasterCard and other networks, some of which are our competitors, set the standards with respect to which we must comply. The termination of Banco Popular’s or our subsidiaries’ member registration or our subsidiaries’

status as a certified service provider, or any changes in card association or other network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to or through our customers, could have an adverse effect on our business, operating results and financial condition.

Changes in interchange fees or other fees charged by card associations and debit networks could increase our costs or otherwise adversely affect our business.

From time to time, card associations and debit networks change interchange, processing and other fees, which could impact our Transaction Processing and Merchant Acquiring businesses. It is possible that competitive pressures will result in our Transaction Processing or Merchant Acquiring businesses absorbing a portion of such increases in the future, which would increase our operating costs, reduce our profit margin and adversely affect our business, operating results and financial condition.

Our revenues from the sale of services to merchants that accept Visa cards and MasterCard cards are dependent upon our continued Visa and MasterCard registration and financial institution sponsorship.

In order to provide our Visa and MasterCard transaction processing services, we must be registered as a merchant processor of MasterCard and Visa. These designations are dependent upon our being sponsored by member clearing banks of both organizations. If our sponsor banks should stop providing sponsorship for us, we would need to find another financial institution to provide those services or we would need to establish our own wholly-owned financial institution in such region that could serve as a sponsor, either of which could prove to be difficult and/or more expensive. If we are unable to find a replacement financial institution to provide sponsorship (whether through a third party or through the establishment of our own wholly-owned financial institution) we may no longer be able to provide processing services to the affected customers which would negatively impact our revenues and earnings.

Changes in laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We and our customers are subject to Federal and state laws, rules and regulations that affect the electronic payments industry in the countries in which our services are used. In particular, our customers are subject to numerous regulations applicable to banks, financial institutions, processors and card issuers in the United States and abroad, and, consequently, we are at times affected by such laws, rules and regulations. Failure to comply may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of service, and/or the imposition of civil and criminal penalties, including fines which could have an adverse effect on our financial condition. In addition, even an inadvertent failure by us to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our reputation or brands.

In addition, regulation of the electronic payment card industry, including regulations applicable to us and our customers, has increased significantly in recent years. There is also increasing scrutiny by the U.S. Congress in the manner in which payment card networks and card issuers set various transaction fees, from which some of our customers derive significant revenue. For example, in July 2010, the Dodd-Frank Act was signed into law in the United States. As currently drafted, Section 1075 of the Dodd-Frank Act (commonly referred to as the “Durbin Amendment”), among other things, places certain restrictions on the interchange transaction fees that a card issuer or payment card network can charge for an electronic debit transaction and also places various exclusivity prohibitions and routing restrictions on such transactions. We are currently analyzing the Federal Reserve’s recently published rules on debit cards interchange and routing; the impact of these rules may or may not have a material impact (positive or negative) on our business. See “Business—Government Regulation and Payment Network Rules—Regulatory Reform and Other Legislative Initiatives.”

Further changes to laws, rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us. We have structured our business in accordance with existing tax laws and interpretations of such laws. Changes in tax laws or their interpretations could decrease the value of revenues we receive and the amount of our cash flow and have a material adverse impact on our business.

Our business concentration in Puerto Rico imposes risks.

During the fiscal years ended December 31, 2010 (on a full year basis), 2009 and 2008, approximately 88%, 89% and 89%, respectively, of our total revenues were generated from our operations in Puerto Rico. In addition, some of our total revenues generated from our operations outside Puerto Rico are dependent upon our operations in Puerto Rico. Because we conduct our operations in a geographically concentrated area, our financial condition and results of operations are highly dependent on the economic and general conditions of Puerto Rico. Since 2006, the Puerto Rico economy has been experiencing recessionary conditions. Continuing economic decline or other adverse political developments, natural disasters (including hurricanes), and other events could affect among other things, our customer base, our cost of operations, our ability to provide services and our physical locations, property and equipment and could have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with our presence in international markets, including political or economic instability.

Our financial performance may be significantly affected by general economic, political and social conditions in the emerging markets where we operate. Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in Latin America has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates; wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation which may restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in the Latin America markets where we operate may create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business in countries outside the United States and transactions with foreign governments increase our compliance risks.

Our operations outside the United States could expose us to trade and economic sanctions or other restrictions imposed by the United States or other local governments or organizations. The U.S. Departments of the Treasury and Justice (“Treasury”), the SEC and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, the Foreign Corrupt Practices Act (“FCPA”) and other federal statutes. Under economic sanctions laws, the Treasury may seek to impose modifications to business practices, including cessation of business activities involving sanctioned countries, and modifications to compliance programs, which may increase compliance costs. In addition, we are also subject to compliance with local government regulations. If any of the risks described above materialize, it could adversely impact our business, operating results and financial condition.

These regulations also prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have operations and deal with government entities and financial institutions in countries known to experience corruption, particularly certain emerging countries in Latin America, and further international expansion may involve more of these countries. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. Our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we may be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

We are also subject to the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security which regulates the export, reexport and retransfer abroad of items made or originating in the United States as well as the transfer of U.S.-origin technology abroad. We are developing a comprehensive export controls compliance program designed to ensure that any goods or technology exported by the company have been properly classified under the EAR and exported in compliance with the requirements of the EAR. However, there can be no assurance that we have not violated the EAR in past transactions or that our new policies and procedures will prevent us from violating the EAR in every transaction in which we engage. Any such violations could result in fines, penalties or other sanctions being imposed on us, which could negatively affect our business, operating results and financial condition.

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the targets of U.S. economic sanctions and embargoes. If we are found to have failed to comply with applicable U.S. sanctions laws and regulations in these instances, we and our subsidiaries could be exposed to fines, sanctions and other penalties or other governmental investigations.

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba. As a U.S.-based entity, we and our subsidiaries are obligated to comply with the economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). These regulations prohibit U.S.-based entities from entering into or facilitating unlicensed transactions with, for the benefit of, or in some cases involving the property and property interests of, persons, governments, or countries designated by the U.S. government under one or more sanctions regimes. Failure to comply with these sanctions and embargoes may result in material fines, sanctions or other penalties being imposed on us. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business involving sanctioned countries or entities.

For these reasons, we have established risk-based policies and procedures designed to assist the Company and its personnel in complying with applicable U.S. laws and regulations. These policies and procedures include the use of software to screen transactions we process for evidence of sanctioned-country and persons involvement. Consistent with a risk-based approach and the difficulties of identifying all transactions of our customers’ customers that may involve a sanctioned country, there can be no assurance that our policies and procedures will prevent us from violating applicable U.S. laws and regulations in every transaction in which we engage, and such violations could adversely affect our reputation, business, financial condition and results of operations.

Because we process transactions on behalf of the aforementioned financial institutions through the aforementioned payment networks, we have processed a limited number of transactions potentially involving sanctioned countries and there can be no assurances that, in the future, we will not inadvertently process such transactions. Due to a variety of factors, including technical failures and limitations of our transaction screening process, conflicts between U.S. and local laws, political or other concerns in certain countries in which we and our subsidiaries operate, and/or failures in our ability effectively to control employees operating in certain non-U.S. subsidiaries, we have not rejected every transaction originating from or otherwise involving sanctioned countries, or persons and there can be no assurances that, in the future, we will not inadvertently fail to reject such transactions.

On June 25, 2010, EVERTEC discovered potential violations of the Cuban Assets Control Regulations (“CACR”), which are administered by OFAC, which occurred due to an oversight in the activation of screening parameters for two customers located in Haiti and Belize. Upon discovery of these potential violations, EVERTEC initiated an internal review and submitted an initial notice of voluntary self-disclosure to OFAC on July 1, 2010. OFAC responded to this initial report with requests for additional information. EVERTEC provided the information requested on September 24, 2010 in its final notice of voluntary self-disclosure, which also included information on the remedial measures and new and enhanced internal controls adopted by EVERTEC to avoid this situation in the future. These potential violations involved a small number of processed transactions from Cuba compared to the overall number of transactions processed for these customers during the two-month period in which the screening failures occurred. Nevertheless, should OFAC determine that these activities constituted violations of U.S. sanctions regulations, civil penalties and/or criminal fines, could be assessed against EVERTEC. We cannot predict the timing or ultimate outcome of the OFAC review, the total costs to be incurred in response to this review, the potential impact on our personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with U.S. sanctions regulations, or to what extent, if at all, we could be subject to penalties or other governmental investigations.

Separately, on September 15, 2010, EVERTEC submitted an initial notice of voluntary self-disclosure to OFAC regarding certain activities of its former Venezuelan subsidiary, EVERTEC de Venezuela, C.A. (“EVERTEC Venezuela”) (which ceased being a subsidiary of EVERTEC after the closing of the Merger) and one of EVERTEC’s Costa Rican subsidiaries (which continues to be a subsidiary of EVERTEC after the closing of the Merger). This initial self-disclosure informed OFAC that these subsidiaries appeared to have been involved in processing Cuba-related credit card transactions that EVERTEC and the subsidiaries believed they could not reject under governing local law and policies, but which nevertheless may not be consistent with the CACR. With respect to EVERTEC and its former Venezuelan subsidiary, we disclosed that they completely ceased processing Cuba-related transactions for financial institutions operating in Venezuela on September 4, 2010. We also disclosed that EVERTEC’s Costa Rican subsidiary completely ceased processing Cuba-related credit card transactions for financial institutions operating in Costa Rica in January 2009. In addition, it was also disclosed that EVERTEC’s Costa Rican subsidiary’s switch had served as a conduit through which information about Cuban-related debit card transactions was transmitted to credit card associations and issuer banks, which made the decisions to approve or reject the transactions.

On November 15, 2010, EVERTEC submitted its final notice of voluntary self-disclosure on these transactions to OFAC. The final report indicated the measures that we had taken to determine the amount of the credit transactions relating to Cuba that had not been rejected between 2008 and 2010. In addition, we confirmed that EVERTEC terminated the routing of the Cuban-related debit card transaction information on September 30, 2010. While the credit and debit card transactions at issue represent a small proportion of the overall number of transactions processed for these financial institutions, the transactions occurred over an extended period of time. Should OFAC determine that EVERTEC’s processing activities constituted violations of the CACR, civil or criminal penalties could be assessed against EVERTEC and/or its subsidiaries. We cannot predict the timing, total costs or ultimate outcome of any OFAC review, the cost or effect of implementing any further measures that may be necessary to ensure full compliance with U.S. sanctions regulations or to what extent, if at all, we could be subject to penalties or governmental investigations.

Popular agreed to specific indemnification obligations with respect to all of the matters described above and certain other matters, in each case, subject to the terms and conditions contained in the Merger Agreement. However, we cannot assure you that we will be able to fully collect any claims made with respect to such indemnities or that Popular will satisfy its indemnification obligations to us. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Merger Agreement.”

Our business may be adversely affected by changes in currency rates.

We are subject to risks related to the changes in currency rates as a result of our investments in foreign operations and from revenues generated in Latin American currencies other than the U.S. dollar. Approximately, 9% of our total revenues in 2010 (excluding total revenues of EVERTEC Venezuela) were generated in currencies other than the U.S. dollar. Revenues and profits generated by international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. Furthermore, we may become subject to exchange control regulations that might restrict or prohibit the conversion of our other revenue currencies into U.S. dollars. The U.S. dollar value of our net investments in foreign operations, the periodic conversion of foreign-denominated earnings to the U.S. dollar (our reporting currency), our results of operations and, in some cases, cash flows, could be adversely affected in a material manner by movements in foreign currency exchange rates. These risks could cause a material adverse effect on our business, financial condition and results of operations.

Our expansion and selective acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

As part of our growth strategy, we evaluate opportunities for acquiring complementary businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify and purchase suitable operations. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company, which may involve unforeseen difficulties and may require a disproportionate amount of our management’s attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Failure to protect our intellectual property rights and defend ourselves from potential patent infringement claims may diminish our competitive advantages or restrict us from delivering our services.

Our trademarks, proprietary software, and other intellectual property, including technology/software licenses, are important to our future success. For example, the ATH trademark and trade name is widely recognized in the Caribbean and Latin America and associated with quality and reliable service. Therefore, such marks represent substantial good will and are important to our business. Limitations or restrictions on our ability to use such marks or a diminution in the perceived quality associated therewith could have an adverse impact on the growth of our businesses. We also rely on proprietary software and technology, including third party software that is used under licenses. It is possible that others will independently develop the same or similar software or technology, which would permit them to compete with us more efficiently. Furthermore, if any of the third party software or technology licenses are terminated, not properly assigned to us, or otherwise determined to be unenforceable, then we would have to obtain a comparable license, which may involve increased license fees and other costs.

Despite our efforts to protect our proprietary or confidential business know-how and other intellectual property rights, unauthorized parties may attempt to copy or misappropriate certain aspects of our services, infringe upon our rights, or to obtain and use information that we regard as proprietary. Policing such unauthorized use of our proprietary rights is often very difficult, and therefore, we are unable to guarantee that the steps we have taken will prevent misappropriation of our proprietary software/technology or that the agreements entered into for that purpose will be effective or enforceable in all instances. Misappropriation of our intellectual property or potential litigation concerning such matters could have a material adverse effect on our results of operations or financial condition. Our registrations and/or applications for trademarks, copyrights, and patents could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with maximum protection or meaningful advantage. If we are unable to maintain the proprietary nature of our software or technologies, we could lose competitive advantages and our businesses may be materially adversely affected. Furthermore, the laws of certain foreign countries in which we do business or contemplate doing business in the future may not protect intellectual property rights to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings could prevent us from selling our services and products, or prevent us from preventing others from selling competing services, and may result in a material adverse affect on our business, financial condition and results of operations.

If our applications or services are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our information technology applications and services develop, we are increasingly subject to potential claims for intellectual property infringement, for example, patent or copyright infringement. Any such claims, even if lacking merit, could: (1) be expensive and time-consuming to defend; (2) cause us to cease making, licensing or using software or applications that incorporate the challenged intellectual property; (3) require us to redesign our software or applications, if feasible; (4) divert management’s attention and resources; and (5) require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies. Unfavorable resolution of these claims could result in us being restricted from delivering the related service and products, liable for damages, or otherwise result in a settlement that could be material to us.

The ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory developments that requires a wide ranging set of expertise and intellectual capital. For us to successfully compete and grow, we must retain, recruit and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. In addition, we must develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that key personnel, including executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Failure to comply with state and federal antitrust requirements could adversely affect our business.

Due to our ownership of the ATH network and our Merchant Acquiring and Transaction Processing business in Puerto Rico, we are involved in a significant percentage of the debit and credit card transactions conducted in Puerto Rico each day. Regulatory scrutiny of, or regulatory enforcement action in connection with, compliance with state and federal antitrust requirements could have a material adverse effect on our reputation and business.

The market for our electronic commerce services is evolving and may not continue to develop or grow rapidly enough for us to maintain and increase our profitability.

If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue to adopt our services, it could have a material adverse effect on the profitability of our business, financial condition and results of operations. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use, and quality of products and services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to adopt our services.

Risks Related to Our Separation from Popular

The historical and pro forma financial information for certain periods presented in this prospectus may not be representative of our results as a consolidated, stand-alone company and may not be a reliable indicator of our future results. In addition, we may not achieve all of the expected benefits from the items reflected in the adjustments included in Adjusted EBITDA as presented in this prospectus.

The historical financial statements of EVERTEC for certain periods included in this prospectus were prepared on a “carved-out” basis from Popular’s consolidated financial statements and do not reflect our operations as a separate stand-alone entity for such periods. Because our businesses were either wholly-owned subsidiaries of Popular, or were operated as divisions of wholly-owned subsidiaries of Popular, the historical financial statements for certain periods include assets, liabilities, revenues and expenses directly attributable to our operations and allocations to us of certain corporate expenses of Popular. These expenses for corporate services, which include expenses for accounting, tax, treasury, payroll and benefits administration, risk management, legal, public relations and compliance, have been allocated to us on the basis that management considers to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by businesses comprising our company. However, the historical financial statements do not necessarily reflect what our financial position and results of operations would have been if we had been operated as a stand-alone entity during such periods, and may not be indicative of future results of operations or financial position. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Transition Services Agreement” for further detail on the transition services provided by Popular.

The pro forma financial information included in this prospectus is derived from the historical financial statements of EVERTEC and is based on certain assumptions and estimates. This pro forma information may not necessarily reflect what our results of operations, financial position and cash flows would have been had the Transactions occurred during the periods presented or what our results of operations, financial position and cash flows will be in the future. The pro forma Adjusted EBITDA information contained in this prospectus is based on an anticipated cost structure and projected cost savings and other benefits that our management believes are reasonable. For example, in calculating the Adjusted EBITDA we have added the benefits we expect to receive under the Master Services Agreement as a result of Popular’s acquisition of Westernbank as if the Master Services Agreement and the acquisition of Westernbank had occurred at the beginning of the period for which we are presenting Adjusted EBITDA. We cannot assure you that the anticipated cost savings or other benefits will be achieved or that our actual cost structure will be consistent with our anticipated cost structure. If our cost savings or the impact of other benefits are less than our estimates or our cost savings initiatives adversely affect our operations or cost more or take longer to implement than we project, our results will be less than we anticipate and the savings or other benefits we projected in computing pro forma Adjusted EBITDA may not be fully realized.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs as a result of the Transactions.

Historically, our business has been principally operated as business units or segments of Popular, and we have historically paid Popular for the performance of many corporate functions for our operations. Currently, Popular provides support to us with respect to certain of these functions on a transitional basis. We may be unable to replace in a timely manner or on comparable terms the services or other assistance that Popular previously provided or is providing under the transition services agreement or the other commercial service agreements we have entered into with Popular. Also, upon the expiration of the transition services agreement or other agreements, many of the services that are covered in these agreements will be provided internally or by unaffiliated third parties, and we may in some instances incur higher costs to obtain these services than we incurred under the agreements with Popular. In addition, if Popular does not continue to perform effectively the transition and other services that are called for under the transition services agreement and other commercial agreements, we may not be able to operate our business effectively and our business may be materially adversely affected. See “Certain Relationships and Related Party Transactions” for further detail on the transition services agreement and other agreements with Popular.

In addition, there may be an adverse operational impact on our business as a result of the significant management time and internal resources that will need to be dedicated to developing our internal support functions and stand-alone operations during the initial years following the Merger. Such management time and internal resources would otherwise be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions, or obtained them from other providers, we may not be able to operate our company effectively and our profitability may decline.

Our designated executive team has not previously worked to lead an independent company.

While our executive officers have significant industry experience, significant experience managing business units and significant experience working together to manage our business while it was owned by Popular, they have only recently begun to manage our business as an independent, stand-alone company. Our success will depend, in part, on the ability of our executives to work effectively to manage our business in this new environment.

Risks Related to the Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Your right to receive payments on the notes is effectively junior to the right of lenders who have a security interest in our assets to the extent of the value of those assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our senior secured credit facilities and each guarantor’s obligations under its guarantee of the senior secured credit facilities are secured by a security interest in substantially all of our and the guarantors’ assets. Accordingly, the notes are effectively junior to all of our and our guarantors’ obligations under the senior secured credit facilities to the extent of the value of the assets securing such indebtedness. If we are declared bankrupt or insolvent, or if we default under our senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. In any such event, because the notes are not secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims in full. See “Description of Other Indebtedness.”

As of March 31, 2011, we had approximately $353.2 million in principal of secured indebtedness, which consists solely of indebtedness under our senior secured credit facilities. We also had an additional $50.0 million available for borrowing under the revolving credit facility. The indenture governing the notes permits us, our subsidiary guarantors and our restricted subsidiaries to incur substantial additional indebtedness in the future, including secured indebtedness.

Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the notes.

The notes are not guaranteed by certain of our subsidiaries. Accordingly, claims of holders of the notes are structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of these subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or creditors of us, including the holders of the notes.

All of our wholly-owned subsidiaries have guaranteed the notes and the senior secured credit facilities other than EVERTEC/Latam and three inactive Costa Rican subsidiaries that are in the process of liquidation. As of or for the three months ended December 31, 2010, our non-guarantor subsidiaries accounted for approximately $4 million, or 5% of our total revenues, approximately $0.7 million, or 2% of our EBITDA, and approximately $63 million, or 6% of our total assets. For the nine months ended September 30, 2010, our non-guarantor subsidiaries accounted for approximately $9 million, or 4% of our total revenues, approximately $0.9 million, or 1% of our EBITDA. As of or for the three months ended March 31, 2011, our non-guarantor subsidiaries accounted for approximately $3.4 million, or 5% of our total revenues, approximately $0.6 million, or 2% of our EBITDA, and approximately $60 million, or 6% of our assets.

Repayment of our debt, including the notes, is partially dependent on cash flow generated by our subsidiaries.

Repayment of our indebtedness, including the notes, is partially dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the senior secured credit facilities, that is not waived by the required lenders of such indebtedness, and the remedies sought by the holders of such indebtedness, could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in our senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default,

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•

the lenders under our senior secured credit facilities could elect to terminate their revolving commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities or any other indebtedness to avoid being in default. If we breach our covenants under our senior secured credit facilities or any other indebtedness and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit facilities or any other indebtedness, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control and we may be required to secure third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, on acceptable terms to us, or at all. Further, we will be contractually restricted under the terms of our senior secured credit facilities from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our senior secured credit facilities. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and a cross default under the senior secured credit facilities. The senior secured credit facilities also provide that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The change of control provisions in the indenture governing the notes may not protect you in the event we consummate a reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indenture to trigger our obligation to repurchase the notes. Except as otherwise described above, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a reorganization, restructuring, merger or other similar transaction. If an event occurs that does not constitute a “change of control” under the indenture, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of Other Indebtedness” and “Description of Notes—Change of Control.”

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of any guarantees of the notes, including the guarantee by the guarantors entered into upon issuance of the notes and subsidiary guarantees (if any) that may be entered into thereafter under the terms of the indenture governing the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay such debts as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

Although each guarantee entered into by a subsidiary contains a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

You may be adversely affected if you fail to exchange old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in this exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate this exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•

if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•

if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After this exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The exchange notes are a new issue of securities of the same class as the old notes for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange or included in any automated quotation system.

The initial purchasers of the old notes have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the notes and they may discontinue their market making activities at any time without notice. Therefore, an active market for any of the notes may not develop or, if developed, it may not continue. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. If an active market does not develop or is not maintained, the price and liquidity of the notes may be adversely affected.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for any of the notes may not be free from similar disruptions; any such disruptions may adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

The interests of our shareholders may not be aligned with ours or those of holders of notes.

Affiliates of Apollo collectively beneficially own approximately 51.0% of our outstanding voting common stock and Popular beneficially owns approximately 49.0% of our outstanding voting common stock. As a result, subject to the Stockholder Agreement described in this prospectus, Apollo and Popular are in a position to control all matters affecting us, including decisions regarding extraordinary business transactions, fundamental corporate transactions, appointment of members to our management, election of directors and our corporate and management policies. The interests of Apollo and/or Popular could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Apollo and/or Popular might conflict with your interests as a holder of the notes. Apollo and/or Popular may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their respective equity investments, even though such transactions might involve risks to you as a holder of the notes. See “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management.”

Furthermore, Popular operates in the financial services industry and Apollo is in the business of making investments in companies and one or more of them may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Apollo and/or Popular may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

The market value of the notes may be subject to substantial volatility.

Historically, the market for high-yield debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for either series of the notes will be free from similar disruptions or that any such disruptions will not adversely affect the prices at which you may sell your notes. As has recently been evident in connection with the recent turmoil in global financial markets, the entire high-yield debt market can experience sudden and sharp price swings, which can be exacerbated by factors such as (1) large or sustained sales by major investors in high-yield debt, (2) a default by a high profile issuer or (3) simply a change in investors’ psychology regarding high-yield debt. A real or perceived economic downturn or higher interest rates could cause a decline in the market value of the notes. Moreover, if one of the major rating agencies lowers its credit rating on us or either series of the notes, the market value of such series of notes will likely decline. Therefore, we cannot assure you that you will be able to sell your notes at a particular time or, in the event you are able to sell your notes, that the price that you receive when you sell will be favorable.

If the notes are rated investment grade at any time by both Standard & Poor’s Ratings Service and Moody’s Investors Service, Inc., most of the restrictive covenants contained in the indenture governing the notes will be suspended.

If, at any time, the credit rating on the notes, as determined by both Standard & Poor’s Ratings Service or Moody’s Investors Service, Inc., equals or exceeds BBB- and Baa3, respectively, or any equivalent replacement ratings, and no default has occurred and is then continuing under the indenture, we will not be subject to most of the restrictive covenants and certain events of default contained in the indenture governing the notes. As a result, you may have less credit protection than you will at the time the notes are issued. In the event that one or both of the ratings later drops below investment grade, we will thereafter again be subject to such restrictive covenants and events of default.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

In connection with the issuance of the old notes, we and the guarantors of the old notes entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to use commercially reasonable efforts to cause a registration statement related to the exchange of old notes for exchange notes to be declared effective under the Securities Act and to consummate an exchange offer on or prior to the 366th day after September 30, 2010.

The registration statement of which this prospectus forms a part was filed in compliance with our obligations under this registration rights agreement. The exchange notes will have terms substantially identical to the old notes except the exchange notes will not contain terms with respect to transfer restrictions and registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for a period of one year or such until such time as all of the old notes have been sold thereunder. These circumstances include:

•	because of any change in current law or SEC policy, we are not permitted to effect this exchange offer;

•	this exchange offer is not consummated within 366 days after September 30, 2010; or

•	any holder of old notes who is not able to participate in this exchange offer so requests in writing on or before the 20th business day after the consummation of this exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in this exchange offer will be required to make the following representations:

•	that any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

that at the time of the commencement of the registered exchange offer it had no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of exchange notes in violation of the Securities Act;

•

that it is not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or if it is an affiliate of ours, that it will comply with the applicable registration and prospectus delivery requirements of the Securities Act;

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

•

if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes.

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The notes may not be sold under state securities laws unless the shares have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirement is available. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes.

Terms of this Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue a like principal amount of exchange notes in exchange for the principal amount of old notes surrendered under this exchange offer.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and we will not be obligated to pay additional interest as described in the registration rights agreement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the exchange notes will be treated as a single class of debt securities under the indenture.

This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $220.0 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in this exchange offer.

We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the applicable indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders.

Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to this Exchange Offer.”

Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with this exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in this exchange offer.

Expiration Date; Extensions; Amendments

This exchange offer will expire at 5:00 p.m., New York City time on August 31, 2011, unless in our sole discretion, we extend it. The exchange notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their old notes.

In order to extend this exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•

to delay accepting for exchange any old notes, to extend this exchange offer or to terminate this exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to this Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of old notes. If we amend this exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment and will extend this exchange offer to the extent required by law, if necessary. Generally we must keep this exchange offer open for at least five business days after a material change. Pursuant to Rule 14e-1(b) under the Exchange Act, if we increase or decrease the percentage of old notes being sought, we will extend this exchange offer for at least ten business days from the date that notice of such increase or decrease is first published, sent or given by us to holders of the old notes. We currently do not intend to decrease the percentage of old notes being sought.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of this exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	this exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that prior to the expiration of the exchange offer has not made:

•	the representations described under “—Purpose and Effect of this Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension of the expiration date to the registered holders of the old notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all old notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of this exchange offer.

We expressly reserve the right to amend or terminate this exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. If we waive any of these conditions to the exchange offer, we expect that such waiver will apply equally to all holders of the old notes tendered in the exchange offer. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. There are no dissenter or appraisal rights under applicable law or the indenture relating to this exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

Only a holder of old notes may tender such old notes in this exchange offer. To tender in this exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another

“eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that it is tendering old notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under this exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of this exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of this exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust, National Association has been appointed as exchange agent for this exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Hand or Overnight Delivery:

Wilmington Trust, National Association

c/o Wilmington Trust Company

Corporate Capital Markets

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-1626

By Facsimile:

(302) 636-4139

For Information or Confirmation by Telephone:

Sam Hamed

(302) 636-6181

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of this exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with this exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under this exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in this exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer of such old notes:

•

as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with this exchange offer. The expenses of the exchange offer will be charged to expense.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be canceled and as such will not result in any increase in our indebtedness. See “Summary—The Transactions” for a description of the sources and uses of funds for the Transactions, which includes the issuance of the old notes.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2011, both on a historical basis and on a pro forma basis after giving effect to (i) the Serfinsa Settlement and (ii) a repayment of a portion of our senior secured term loan as required in connection with the CONTADO Acquisition and the Serfinsa Settlement.

You should read this table in conjunction with our consolidated and combined financial statements and the related notes included elsewhere in this prospectus, as well as the sections “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data,” “Use of Proceeds,” “Selected Historical Consolidated and Combined Financial Data,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(Dollar amounts in thousands)	Actual	Pro Forma
Cash (1)	$60,689	$58,896

Debt:
Senior secured credit facilities
Senior secured revolving credit facility (2)	$—	$—
Senior secured term loan facility, net of discounts (1)(3)	338,878	337,220
Notes	220,000	220,000

Total debt, including current portion	558,878	557,220
Total equity	350,739	350,423

Total capitalization	$909,617	$907,643

(1)	The pro forma cash balance reflects (a) the repayment of $1.7 million of our senior secured term loan, which repayment was required in connection with the CONTADO Acquisition and the Serfinsa Settlement and (b) a net cash payment of $0.1 million in connection with the Serfinsa Settlement. See Note (1) to our unaudited pro forma consolidated balance sheet included elsewhere in this prospectus.

(2)	In connection with the Transactions, we entered into a $50.0 million senior secured revolving credit facility, none of which was drawn at March 31, 2011.

(3)	On an actual basis, the aggregate principal amount of $355.0 million of the senior secured term loan was reduced by the discount of $14.3 million and the repayment of $1.8 million as of March 31, 2011. Pro forma balance reflects the repayment of $1.7 million of our senior secured term loan as described in note (1) above.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet as of March 31, 2011 is based on the historical consolidated financial statements of EVERTEC appearing elsewhere in this prospectus and gives effect to (i) the repayment of a portion of our senior secured term loan as required in connection with the CONTADO Acquisition and the Serfinsa Settlement, and (ii) the Serfinsa Settlement as if they had occurred on March 31, 2011. The following unaudited pro forma consolidated statement of income for the year ended December 31, 2010 is based on the historical consolidated and combined financial statements of EVERTEC appearing elsewhere in this prospectus and gives effect to the Transactions, including the CONTADO Acquisition and the Serfinsa Settlement as if they had occurred on January 1, 2010. The following unaudited pro forma consolidated statement of income for the three months ended March 31, 2011 is based on the historical consolidated financial statements of EVERTEC appearing elsewhere in this prospectus and gives effect to (i) the CONTADO Acquisition and (ii) the Serfinsa Settlement as if they had occurred on January 1, 2010 for purposes of the unaudited pro forma consolidated statement of income.

The acquisition of EVERTEC was accounted for as a business combination using the purchase method of accounting, which established a new accounting basis at EVERTEC for all assets acquired and liabilities assumed, based on fair value. The fair values assigned to the assets acquired and liabilities assumed are subject to refinement for up to one year after the closing date of the acquisition as new information relative to closing date fair value becomes available, and thus the recognized goodwill may increase or decrease. Completion of the Company’s internal review of such work is expected to be finalized during fiscal 2011.

The Predecessor period financial statements of EVERTEC include expenses allocated by Popular based on a percentage of revenues or costs (and not based on actual costs incurred), which will not continue post closing. The allocated expenses are related to certain corporate functions such as accounting, tax, treasury, payroll and benefits, risk management, institutional marketing, legal, public relations and compliance. The expenses for these corporate allocations are included in operating cost and expenses on the historical combined statement of operations of EVERTEC, and amounted to $7.5 million for the nine months ended September 30, 2010. These historical allocations are not representative of expenses that we will incur as a stand-alone entity. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Basis of Presentation.” However, no adjustment has been reflected in the accompanying unaudited pro forma consolidated financial information for any differences between the estimated costs to be incurred as a stand-alone entity and the historically allocated costs to EVERTEC, although these adjustments are included in our calculation of Adjusted EBITDA. See “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data.”

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information is presented for information purposes only and is not intended to represent or be indicative of the actual consolidated results of operations or financial position that we would have reported had the Transactions, the CONTADO Acquisition and the Serfinsa Settlement been completed as of the dates and for the periods presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of these events. The unaudited pro forma consolidated financial information should be read in conjunction with other information contained in “Summary—The Transactions,” “Description of other Indebtedness—Senior Secured Credit Facilities,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Result of Operations,” “Description of Other Indebtedness” and the historical consolidated and combined financial statements and related notes of EVERTEC included elsewhere in this prospectus.

EVERTEC, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2011

(Dollar amounts in thousands)	Historical EVERTEC, Inc.	CONTADO and Serfinsa Adjustments		Pro Forma
Assets
Current Assets:
Cash	$60,689	$(1,793	)(1)	$58,896
Restricted cash	5,022	—		5,022
Accounts receivables, net	53,743	—		53,743
Prepaid expenses and other assets	11,541	(120	)(2)	11,421
Deferred project costs	1,640	—		1,640

Total current assets	132,635	(1,913)		130,722
Investments in equity investees	12,991	—		12,991
Property and equipment, net	42,623	—		42,623
Goodwill	376,381	—		376,381
Other intangible assets, net	481,460	—		481,460
Other long-term assets	28,755	(61	)(1)	28,694

Total assets	$1,074,845	$(1,974)		$1,072,871

Liabilities and stockholder’s equity
Current Liabilities:
Accrued liabilities	$44,895	$—		$44,895
Account payable	16,222	—		16,222
Unearned income	368	—		368
Income tax payable	3,527	—		3,527
Current portion of long-term debt	3,550	—		3,550
Deferred tax liability, net	10,219	—		10,219

Total current liabilities	78,781	—		78,781
Long-term debt	555,328	(1,658	)(1)	553,670
Long-term deferred tax liability, net	88,987	—		88,987
Other long-term liabilities	1,010	—		1,010

Total liabilities	724,106	(1,658)		722,448
Commitments and contingencies
Stockholder’s equity
Preferred stock (Par value $1.00; 0.5 million shares authorized; none issued)	—	—		—
Common stock (Par value $1.00; 2.5 million shares authorized; 100 shares issued and outstanding)	—	—		—
Additional paid-in capital	325,483	—		325,483
Retained earnings	24,954	(316	)(1)(2)	24,638
Accumulated other comprehensive income	302	—		302

Total stockholder’s equity	350,739	(316)		350,423

Total liabilities and stockholder’s equity	$1,074,845	$(1,974)		$1,072,871

Notes to unaudited pro forma consolidated balance sheet

(1)	On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, (i) Popular transferred to EVERTEC 19.99% of the equity interest in CONTADO, (ii) Popular paid to EVERTEC $10.8 million, which represented 50% of the after tax proceeds received by Popular from the sale of the 33.98% equity interest not transferred to EVERTEC, and (iii) EVERTEC transferred to Popular $20 million held back at the closing of the Merger. The effects of these transactions were reflected in our consolidated balance sheet as of March 31, 2011. Subsequent to March 31, 2011, we were required to pay a portion of our senior secured term loan.

On June 30, 2011, after a final agreement was reached between Popular and the other shareholders of Serfinsa, (i) Popular paid to EVERTEC $0.2 million, which represented 50% of the after tax proceeds received by Popular from the sale of the entire 31.11% equity interest not transferred to EVERTEC, and (ii) EVERTEC transferred to Popular $0.3 million held back at the closing of the Merger. Subsequent to June 30, 2011, we were required to pay a portion of our senior secured term loan.

The adjustment represents the effect of (i) a net cash payment by EVERTEC to Popular of $0.1 million in connection with the Serfinsa Settlement and (ii) the repayment of our senior secured term loan of $1.7 million, which repayment was required under the terms of our senior secured credit facilities in connection with the CONTADO Acquisition and the Serfinsa Settlement.

As a result of the repayment, a pro-rata portion of the debt issuance costs of $0.1 million will be eliminated.

(2)	Represents derivative asset of $0.1 million, relating to Serfinsa, and the loss from the settlement of derivatives of $0.2 million.

EVERTEC, Inc.

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2010

(Dollar amounts in thousands)	Historical EVERTEC, Inc.		Finance and Purchase Accounting Adjustments		Pro Forma before CONTADO and Serfinsa Adjustments	CONTADO and Serfinsa Adjustments		Pro Forma
	Predecessor	Successor
	Nine months ended September 30, 2010	Three months ended December 31, 2010

Transaction processing	$56,777	$21,034	$—		$77,811	$—		$77,811
Merchant acquiring, net	39,761	14,789	1,945	(1)	56,495	—		56,495
Business solutions	111,784	41,252	—		153,036	—		153,036

Total revenues	208,322	77,075	1,945		287,342	—		287,342

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	106,548	36,505	817	(2)	143,870	—		143,870
Selling, general and administrative expenses (excluding depreciation and amortization)	27,000	8,392	2,351	(3)	37,743	—		37,743
Depreciation and amortization	19,425	17,722	30,329	(2)(4)	67,476	—		67,476

Total operating costs and expenses	152,973	62,619	33,497		249,089	—		249,089

Income from operations	55,349	14,456	(31,552)		38,253	—		38,253
Non-operating income (expenses)
Interest income	360	118	(360	)(5)	118	—		118
Interest expense	(70)	(13,436)	(40,138	)(6)	(53,644)	139	(8)	(53,505)
Earnings (losses) of equity method investments	2,270	—	(852	)(7)	1,418	815	(9)	2,233
Other income (expense)	2,276	(1,316)	—		960	—		960

Total non-operating income (expenses)	4,836	(14,634)	(41,350)		(51,148)	954		(50,194)

Income (loss) before income taxes	60,185	(178)	(72,902)		(12,895)	954		(11,941)
Income tax expense (benefit)	23,017	(1,361)	(29,890	)(10)	(8,234)	391	(10)	(7,843)

Net income (loss) from continuing operations	$37,168	$1,183	$(43,012)		$(4,661)	$563		$(4,098)

EVERTEC, Inc.

Unaudited Pro Forma Consolidated Statement of Income

For the Three Months Ended March 31, 2011

(Dollar amounts in thousands)	Three months ended March 31, 2011	CONTADO and Serfinsa Adjustments		Pro Forma
Transaction processing	$20,251	$—		$20,251
Merchant acquiring, net	14,748	—		14,748
Business solutions	38,507	—		38,507

Total revenues	73,506	—		73,506

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	35,130	—		35,130
Selling, general and administrative expenses (excluding depreciation and amortization)	8,585	—		8,585
Depreciation and amortization	17,372	—		17,372

Total operating costs and expenses	61,087	—		61,087

Income from operations	12,419	—		12,419
Non-operating income (expenses)
Interest income	314	—		314
Interest expense	(14,122)	35	(8)	(14,087)
Earning of equity method investments	—	550	(9)	550
Other expense	(3,886)	—		(3,886)

Total non-operating income (expenses)	(17,694)	585		(17,109)

Income (loss) before income taxes	(5,275)	585		(4,690)
Income tax (benefit) expense	(29,046)	176	(10)	(28,870)

Net income from continuing operations	$23,771	$409		$24,180

Notes to unaudited pro forma consolidated statements of income

(1)	Reflects the increase of revenues by $4.6 million as a result of amortization of contingent liabilities recognized in the Merger, representing EVERTEC’s obligation to provide services to certain customers on unfavorable terms, partially offset by the adjustments of $2.7 million relating to the indemnification assets recognized in the Merger, representing EVERTEC’s rights to subsidies from Popular in connection with these services.

(2)	Represents additional software maintenance costs and amortization of software license fees, reflected in cost of revenues of $0.8 million and depreciation and amortization of $ 0.3 million, relating to the software acquired from Popular in the Merger. The additional software related costs paid by EVERTEC will be fully reimbursed by Popular, which will reduce EVERTEC’s indemnification assets recognized in the Merger. See Note (1) of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements.

(3)	Represents pro forma annual management fees for the equity sponsors. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”

(4)	Reflects incremental depreciation and amortization resulting from the fair value adjustments and revised estimated useful lives assigned to property and equipment and intangible assets.

(5)	Reflects the removal of interest income as all interest bearing money market investments and short-term loans due from affiliate were not acquired in the Merger.

(6)	Represents incremental interest expense related to the additional indebtedness (including fees payable on our senior secured revolving credit facility), incurred in connection with the Merger, based on the current interest rates at March 31, 2011. The adjustment assumes amortization of debt issuance costs and discounts based on the effective interest method over the respective maturities of the indebtedness. A change of 12.5 basis points in interest rates above our floors on our senior secured term loan facility would change pro forma interest expense by $0.4 million for the fiscal year ended December 31, 2010.

(7)	Represents the elimination of the operating results of the equity in earnings of CONTADO and Serfinsa, which were not acquired before the closing of the Merger.

(8)	Reflect the reduction of interest expense as a result of repaying the portion of our senior secured term loan. See Note (1) to the unaudited pro forma consolidated balance sheet.

(9)	Reflects the 19.99% equity in earnings of CONTADO.

(10)	Reflects the estimated tax effects resulting from the pro forma adjustments at statutory tax rates in effect during the period presented.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth our selected historical consolidated and combined financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2010, and for the three months ended December 31, 2010 have been derived from the audited consolidated financial statements of EVERTEC, Inc. (Successor), appearing elsewhere in this prospectus. The selected historical combined financial data as of December 31, 2009, and for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 have been derived from the audited combined financial statements of EVERTEC Business Group (Predecessor), appearing elsewhere in this prospectus. The selected historical combined financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from the unaudited combined financial statements of EVERTEC Business Group (Predecessor), not included in this prospectus.

The summary unaudited historical consolidated financial data as of March 31, 2011 and for the three month periods ended March 31, 2011 and 2010 have been derived from the unaudited consolidated financial statements of EVERTEC, Inc. appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the audited combined financial statements of EVERTEC, Inc. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such period. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The results of operations for any period are not necessarily indicative of the results to be expected for any future period and the historical consolidated and combined financial data presented below and elsewhere in this prospectus does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate stand-alone entity during the Predecessor period. The selected historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	Successor	Predecessor					Successor	Predecessor
	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,				Unaudited Three months ended March 31,	Unaudited Three months ended March 31,
	2010	2010	2009	2008	2007	2006	2011	2010
(Dollar amounts in thousands)
Statements of Income Data:
Revenues
Transaction processing	$21,034	$56,777	$74,686	$71,574	$68,259	$66,394	$20,251	$17,779
Merchant aquiring, net	14,789	39,761	48,744	47,782	38,533	37,240	14,748	12,306
Business solutions	41,252	111,784	143,963	151,857	146,585	139,281	38,507	35,809

Total revenues	$77,075	$208,322	$267,393	$271,213	$253,377	$242,915	$73,506	$65,894

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	$36,505	$106,548	$141,164	$154,522	$152,552	$142,815	$35,130	$34,964
Selling, general and administrative expenses (excluding depreciation and amortization)	8,392	27,000	25,639	27,643	24,419	25,836	8,585	5,196
Depreciation and amortization	17,722	19,425	24,500	30,389	32,112	32,816	17,372	5,922
Income from operations	14,456	55,349	76,090	58,659	44,294	41,448	12,419	19,812
Interest income	118	360	1,048	1,283	1,239	485	314	178
Interest expense	(13,436)	(70)	(91)	(170)	(376)	(741)	(14,122)	(36)
Earnings of equity method investments	—	2,270	3,508	4,229	2,799	2,926	—	1,144
Other (expense) income	(1,316)	2,276	7,942	9,449	(36)	890	(3,886)	(2)
(Loss) income before income taxes	(178)	60,185	88,497	73,450	47,920	45,008	(5,275)	21,096
Income tax (benefit) expense	(1,361)	23,017	30,659	23,914	17,707	17,039	(29,046)	7,861
Net income from continuing operations	1,183	37,168	57,838	49,536	30,213	27,969	23,771	13,235
Net income from discontinued operations	—	117	1,813	3,673	5,452	1,885	—	(914)
Net income	1,183	37,285	59,651	53,209	35,665	29,854	23,771	12,321

	Successor	Predecessor					Successor	Predecessor
	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,				Three months ended March 31,	Three months ended March 31,
	2010	2010	2009	2008	2007	2006	2011	2010
(Dollar amounts in thousands)
Balance Sheet Data:
Cash	$55,699		$11,891	$24,734	$8,670	$22,855	$60,689
Working capital (1)	59,610		82,272	94,220	54,717	51,197	53,854
Total assets	1,082,056		243,445	260,906	226,946	220,234	1,074,845
Total long term liabilities	673,736		481	1,969	1,791	3,599	645,325
Total equity	326,524		211,475	228,469	192,725	187,950	350,739
Ratio of earnings to fixed charges (2)	—	26.4	32.3	26.5	17.0	13.6	—	28.67

(1)	Working capital is defined as the excess of current assets over current liabilities.

(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of (i) income before income taxes, excluding earnings from equity method investments, (ii) dividends from equity method investments, and (iii) fixed charges. Fixed charges consist of interest expense and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $0.2 million and $5.3 million for the three month periods ended December 31, 2010 and March 31, 2011, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) covers: (i) the results of operations of the Successor and Predecessor for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008, including significant changes in the Successor period; and (ii) the financial condition of the Successor as of March 31, 2011 and December 31, 2010. The discussions that follow pertain to the continuing operations, unless otherwise indicated. See Note 1 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements. You should read the following discussion and analysis in conjunction with the financial statements and related notes appearing elsewhere herein. This MD&A contains forward-looking statements that involve risks and uncertainties. Our actual results may differ from those indicated in the forward-looking statements. See “Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements.

Overview

We are a diversified processing business, offering transaction processing, payment processing, merchant acquiring, and other services, in Puerto Rico and certain countries within the Caribbean and Central and Latin America. Our business segments are based on the products we offer and markets we serve. While we often provide multiple services to various customers, we generally view our business as operating in three reportable segments: Transaction Processing, Merchant Acquiring and Business Solutions. Further discussion of our operating results and our results by reportable segments are presented in this MD&A.

The Transaction Processing segment includes diversified payment products and services including the ATH network and processing services, card processing, payment processing and electronic benefit transfer (“EBT”) services. We own and operate the leading debit payment and ATM network in Puerto Rico. The ATH network processed over 582 million transactions in 2010. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed over the ATH network.

The Merchant Acquiring segment provides an end-to-end electronic payment offering to more than 16,000 merchants in Puerto Rico and the U.S. and British Virgin Islands. This segment provides services and tools that allow merchants to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Services include terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support.

The Business Solutions segment offers a full suite of business process management solutions, which include core banking processing, network hosting and management, information technology (“IT”) professional services, business process outsourcing, item processing, cash processing and printing and distribution.

As discussed in Note 1 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements, EVERTEC was acquired on September 30, 2010. The acquisition was accounted for as a business combination using the purchase method of accounting, which resulted in a new basis of accounting for our assets and liabilities in the Successor period. Additionally, in connection with the Merger, EVERTEC incurred indebtedness in the amount of $575.0 million. See “—Liquidity and Capital Resources” below for more information. The Predecessor period does not reflect the impact of the Merger.

Basis of Presentation

Prior to September 30, 2010, we did not operate as a stand-alone business, but instead as separate divisions of Popular. Our historical consolidated and combined financial information included in this prospectus may not necessarily reflect what our financial position, results of operations and cash flows would have been if we had been a separate, stand-alone entity during such periods, or our future results of operations, financial position and cash flows.

For example, our historical consolidated and combined financial statements in this prospectus include expenses for certain corporate services provided to us by Popular. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, public relations and compliance. The expenses of the corporate services provided to us by Popular have historically been charged and allocated to us primarily based on a percentage of revenues. Expenses for such corporate services included in our “Selling, general and administrative expenses” totaled $2.7 million for the three months ended March 31, 2010. Following the consummation of the Merger, there is a period of transition during which some of these services will continue to be provided by Popular, pursuant to a transition services agreement.

We believe the cost of obtaining the services required to operate as a stand-alone entity as compared to what we have historically been charged by Popular will be less than the corporate service costs charged and allocated by Popular described above. Following the transition period, we expect to obtain the services historically provided by Popular from our internal operations or third party service providers.

Results of Operations

The following tables set forth certain historical consolidated and combined financial information for the three months ended March 31, 2011 and 2010 and the years ended December 31, 2010, 2009 and 2008. The following tables and discussion should be read in conjunction with the information contained in our historical consolidated or combined financial statements and the notes thereto included elsewhere in this prospectus. However, our historical results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future.

Successor Period Compared to Predecessor Period

Only the results of operations for the Successor period reflect the purchase accounting related to the Merger. The comparison of the Successor and Predecessor period is not consistent with GAAP, since the results are not comparable on a period-to-period basis or to other issuers due to the new basis of accounting established at the consummation of the Merger. However, we believe that this approach is beneficial to the reader by providing an easier-to read discussion of the results of operations and information from which to analyze our financial results that is consistent with the manner in which management reviews and analyzes results of operations.

Comparison of the three months ended March 31, 2011 and 2010

The following tables present the components of our consolidated and combined statements of income for the Successor and Predecessor, and the change in those amounts for the three months ended March 31, 2011 and 2010.

Revenues

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010	Increase (Decrease)
Transaction processing	$20,251	$17,779	$2,472	14%
Merchant acquiring, net	14,748	12,306	2,442	20%
Business solutions	38,507	35,809	2,698	8%

Total revenues	$73,506	$65,894	$7,612	12%

Total revenues for the three months ended March 31, 2011 increased by $7.6 million, or 12%, when compared to the same period in 2010. The economy in Puerto Rico, our main market, has shown signs of improvement, resulting in an increase in the volume and value of transactions, and an increase in the demand for our services. In addition, all three segments benefited from additional volume generated as a result of the consolidation of financial institutions in Puerto Rico that occurred in the second quarter of 2010.

The Transaction Processing segment revenues increased by $2.5 million, or 14%, primarily due to higher volume of transactions, new service offerings, and new customer additions.

The Merchant Acquiring segment net revenues increased by $2.4 million, or 20%, principally driven by higher transaction volumes, and new customer additions.

The Business Solutions segment revenues increased by $2.7 million, or 8%, mostly due to higher volumes and an increase in the demand for our services.

Operating costs and expenses

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010	Increase (Decrease)
Cost of revenues (excluding depreciation and amortization)	$35,130	$34,964	$166	0%
Selling, general and administrative expenses (excluding depreciation and amortization)	8,585	5,196	3,389	65%
Depreciation and amortization	17,372	5,922	11,450	193%

Total operating costs and expenses	$61,087	$46,082	$15,005	33%

Total operating costs and expenses increased $15.0 million, or 33%, for the three months ended March 31, 2011, when compared to the same period last year. Excluding depreciation and amortization and non-recurring expenses in the amount of $2.1 million, as further explained below, total operating costs and expenses increased by $1.5 million, or 4%, when compared to the same period in 2010.

Cost of revenues for the three months ended March 31, 2011, increased by $0.2 million, or less than 1%, to $35.1 million, when compared to the same period in 2010. Gross margin percentage improved to 52% from 46%, for the three months ended March 31, 2011, when compared to the same period in 2010. The improvement in margin was mostly driven by our ability to support revenue increase of 12% with low incremental costs. Our business is technology driven in nature and allows for significant scalability as volumes and revenue grow.

Selling, general and administrative expenses for the three months ended March 31, 2011, increased by $3.4 million, or 65%, when compared to the same period in 2010. Excluding non-recurring expenses related to the Merger of $2.1 million, these expenses increased by $1.3 million. The increase is partly related to higher personnel costs mostly due to the addition of key personnel to operate as a stand-alone company, management fees for the equity sponsors, and higher audit expenses necessary to support the additional reporting requirements. The non- recurring expenses associated with the Merger were professional fees related to consulting services and legal fees in the amount of $1.7 million, and non-recurring transaction bonus charges of $0.4 million.

Depreciation and amortization expense for the three months ended March 31, 2011, increased by $11.5 million, or 193%, when compared to the same period in 2010. The increase is primarily the result of additional depreciation and amortization expenses of $10.2 million related to the purchase price allocation adjustments to reflect the fair market value assigned to property and equipment and intangible assets in connection with the Merger. Excluding the $10.2 million additional depreciation and amortization expenses, the increase was $1.3 million, and is associated with the amortization of additional investments in communications and electronic equipment and software.

Income from operations by reportable segments

The following table presents the income from operations of the reportable segments.

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010	Increase (Decrease)
Segment income from operations
Transaction processing	$10,886	$8,722	$2,164	25%
Merchant acquiring	7,369	4,563	2,806	62%
Business solutions	7,411	6,948	463	7%
Intercompany eliminations and merger related items (1)	(13,247)	(421)	(12,826)	3047%

Income from operations	$12,419	$19,812	$(7,393)	-37%

(1)	For the three months ended March 31, 2011 (Successor), represents Merger related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments. For the three months ended March 31, 2010, represents the elimination of miscellaneous intersegment revenues for services provided by the Transaction Processing segment.

Transaction Processing

The Transaction Processing segment income from operations was $10.9 million for the three months ended March 31, 2011, compared to $8.7 million for the same period in 2010. The increase of $2.2 million, or 25%, was primarily the result of higher revenues of $2.5 million driven by transaction volume growth and new services provided with low incremental costs.

Merchant Acquiring

The Merchant Acquiring segment income from operations was $7.4 million for the three months ended March 31, 2011, compared to $4.6 million for the same period in 2010. The increase of $2.8 million, or 62%, was primarily driven by a $2.4 million increase in revenues related to increased transaction volumes, and new customer additions, including new customers added from the consolidation of financial institutions in Puerto Rico. This segment generated increased revenues, while reducing its operating costs and expenses, as a result of allocated expenses no longer being charged by Popular for the three months ended March 31, 2011.

Business Solutions

The Business Solutions segment income from operations was $7.4 million for the three months ended March 31, 2011, compared to $6.9 million for the same period in 2010. The increase of $0.5 million, or 7%, was mostly the result of the increase in revenues of $2.7 million, partly offset by higher operating costs and expenses. The increase in operating costs and expenses was mostly related to higher depreciation expense, driven by the investments made in technology infrastructure during 2010, to add capacity and keep our systems up-to-date.

Income from operations for the Company for the three months ended March 31, 2011, excluding Merger related costs of $13.2 million (non-recurring transaction and transition costs, and incremental depreciation and amortization) was $25.7 million, or 30% higher than the $19.8 million for the same period in 2010.

See Note 14 of the Notes to Unaudited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information on the Company’s reportable segments and for a reconciliation of the income from operations of the segments to the consolidated and combined net income from continuing operations.

Non-operating income (expenses)

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010	Increase (Decrease)
Non-operating income (expenses)
Interest income	$314	$178	$136	76%
Interest expense	(14,122)	(36)	(14,086)	n/m
Earnings of equity method investments	—	1,144	(1,144)	-100%
Other expenses	(3,886)	(2)	(3,884)	n/m

Total non-operating income (expenses)	$(17,694)	$1,284	$(18,978)	-1478%

Non-operating income (expenses) for the three months ended March 31, 2011, totaled $(17.7) million in net non-operating expenses, compared to a net non-operating income of $1.3 million for the same period in 2010. The negative variance of $19.0 million was mostly due to interest expenses of $14.1 million related to the senior secured credit facilities and senior notes incurred in connection with the Merger, non-recurring costs of $2.2 million relating to the refinancing of our senior secured credit facilities in the first quarter of 2011, and a non-recurring, non-cash loss of $1.2 million from the settlement of the derivative related to our previously announced acquisition of a 19.99% equity interest in CONTADO from Popular.

Income tax expense

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010	Increase (Decrease)
Income tax (benefit) expense	$(29,046)	$7,861	$(36,907)	-470%

The Company reported an income tax benefit of $29.1 million for the three months ended March 31, 2011, compared with an income tax expense of $7.9 million for the same period in 2010. The decrease of $36.9 million is mainly due to a one-time adjustment of $28.2 million of a non-cash income tax benefit recorded in the three months ended March 31, 2011. The adjustment resulted from the reduction of the deferred tax liability by the same amount, due to the tax reform enacted in Puerto Rico on January 31, 2011, which reduced the marginal corporate income tax rate from 39% to 30%. In addition, the income tax benefit was impacted by a loss before income taxes of $5.3 million for the three months ended March 31, 2011, compared to an income before taxes of $21.1 million for the same period in 2010.

2010 Compared to 2009

Our results of operations for the year ended December 31, 2010 consist of the results of operations of our Predecessor for the nine months ended September 30, 2010, and the results of operations for the Successor for the three months ended December 31, 2010.

The following tables present the components of our consolidated and combined statements of income for the Successor and Predecessor, and the change in those amounts on a full year basis for the years ended December 31, 2010 and 2009.

Revenues

	Successor	Predecessor	Full Year	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009	Increase (Decrease)
Transaction processing	$21,034	$56,777	$77,811	$74,686	$3,125	4%
Merchant acquiring, net	14,789	39,761	54,550	48,744	5,806	12%
Business solutions	41,252	111,784	153,036	143,963	9,073	6%

Total revenues	$77,075	$208,322	$285,397	$267,393	$18,004	7%

Total revenues for the year ended December 31, 2010 increased by $18.0 million, or 7%, as compared to the same period in 2009.

The Transaction Processing segment revenues increased by $3.1 million, or 4%, primarily due to higher volumes and revenue generated from new service offerings.

The Merchant Acquiring segment net revenues increased by $5.8 million, or 12%, mainly due to higher transaction volumes, new customer additions (including new customers added as a result of Popular’s acquisition of Westernbank), and selected price increases.

The Business Solutions segment revenues increased by $9.1 million, or 6%, when compared to the previous year, mostly due to higher volumes and new services provided to certain clients. This segment also benefitted from additional volume generated from the Westernbank acquisition by Popular, and the conversion of its applications to those of Popular at the end of August 2010.

Operating costs and expenses

	Successor	Predecessor	Full Year	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009	Increase (Decrease)
Cost of revenues (excluding depreciation
and amortization)	$36,505	$106,548	$143,053	$141,164	$1,889	1%
Selling, general and administrative expenses
(excluding depreciation and amortization)	8,392	27,000	35,392	25,639	9,753	38%
Depreciation and amortization	17,722	19,425	37,147	24,500	12,647	52%

Total operating costs and expenses	$62,619	$152,973	$215,592	$191,303	$24,289	13%

Cost of revenues for the year ended December 31, 2010 increased by $1.9 million, or 1%, when compared to the same period in 2009 to support the 7% growth in total revenues. Gross margin percentage for the year ended December 31, 2010, improved to 49.9% from 47.2% for the same period in 2009. The improvement in margin was mostly driven by our ability to support incremental business volume with low incremental costs due to our highly scalable technology platform.

Selling, general and administrative expenses for the year ended December 31, 2010 increased by $9.8 million, or 38%, when compared to the same period in 2009. The increase was primarily associated with the Merger, related to non-recurring compensation bonuses (including payroll taxes) in the amount of $7.8 million and higher professional fees of $1.8 million, mainly audit and consulting fees to support additional requirements related to the transition to a stand-alone entity. Also, real property taxes for the period ended December 31, 2010, included additional one-time charges of approximately $0.8 million due to the assessment by the Puerto Rico Government of taxes related to prior years as a result of property not previously levied. These increases were partly offset by lower expenses related to the elimination of corporate expenses and overhead allocations of $2.3 million due to lower stand-alone costs when compared to those allocated from Popular prior to September 30, 2010.

Depreciation and amortization expense for the year ended December 31, 2010 increased by $12.6 million, or 52%, when compared to the same period in 2009. The increase is primarily the result of additional depreciation and amortization expenses of $10.0 million related to the purchase price allocation adjustments to reflect the fair market value and revised useful life assigned to property and equipment and intangible assets in connection with the Merger. The remainder of the increase is the result of higher depreciation and amortization expense for 2010 associated with the amortization of additional investments in communications and electronic equipment and software.

Total operating costs and expenses increased by $24.3 million, or 13%, for the year ended December 31, 2010, when compared to the same period in 2009. Without the aforementioned non-recurring expenses of approximately $9.6 million related to the Merger and the effect of purchase method of accounting depreciation and amortization adjustments of $10.0 million, total operating costs and expenses would have increased by $4.7 million, or 2%, when compared to the year ended December 31, 2009.

Income from operations by reportable segments

The following table presents the income from operations of the reportable segments.

	Successor	Predecessor	Full Year	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009	Increase (Decrease)
Segment income from operations
Transaction processing	$12,088	$28,086	$40,174	$37,878	$2,296	6%
Merchant acquiring	5,959	17,647	23,606	18,454	5,152	28%
Business solutions	9,561	18,337	27,898	21,477	6,421	30%
Intercompany eliminations and merger related items (1)	(13,152)	(8,721)	(21,873)	(1,719)	(20,154)	1172%

Income from operations	$14,456	$55,349	$69,805	$76,090	$(6,285)	-8%

(1)	Represents the reclassification of a portion of revenue for services provided by the Transaction Processing segment to an equity method investee, and in fiscal 2010 (Predecessor and Successor) Merger related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments.

Transaction Processing

The Transaction Processing segment income from operations was $40.2 million for the year ended December 31, 2010, compared to $37.9 million for the same period in 2009. The increase of $2.3 million, or 6%, was primarily the result of higher revenues of $3.1 million driven by transaction volume growth and new services provided with low incremental costs.

Merchant Acquiring

The Merchant Acquiring segment income from operations was $23.6 million for the year ended December 31, 2010, compared to $18.5 million for the same period in 2009. The increase of $5.2 million, or 28%, was primarily driven by a $5.8 million increase in revenues related to increases in transaction volumes, new customer additions, and selected price increases, while maintaining a low cost structure.

Business Solutions

The Business Solutions segment income from operations was $27.9 million for the year ended December 31, 2010, compared to $21.5 million for the same period in 2009. The increase of $6.4 million, or 30%, was mostly the result of the increase in revenues of $9.1 million related to higher volume and new services provided, and the additional volume generated from the Westernbank acquisition by Popular, which was absorbed by our technology infrastructure with very low incremental costs.

Our business segments are technology driven in nature and allows for significant scalability as volumes and revenue grow.

See Note 21 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information on the Company’s reportable segments and for a reconciliation of the income from operations of the segments to the consolidated and combined net income from continuing operations.

Non-operating income (expenses)

	Successor	Predecessor	Full Year	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009	Increase (Decrease)
Non-operating income (expenses)
Interest income	$118	$360	$478	$1,048	$(570)	-54%
Interest expense	(13,436)	(70)	(13,506)	(91)	(13,415)	14742%
Earnings (losses) of equity method investments	—	2,270	2,270	3,508	(1,238)	-35%
Other income	(1,316)	2,276	960	7,942	(6,982)	-88%

Total non-operating income (expenses)	$(14,634)	$4,836	$(9,798)	$12,407	$(22,205)	-179%

Non-operating income (expenses) for the year ended December 31, 2010 totaled $(9.8) million in net expenses, compared to a net operating income of $12.4 million for the same period in 2009, a negative variance of $22.2 million. The increase in interest expense of $13.4 million is related to the senior secured credit facilities and the notes incurred in connection with the Merger. The decrease in other income is primarily due to a pre-tax gain of approximately $7.9 million in 2009 resulting from partial redemption of Visa stock, and an unrealized net loss of $1.2 million arising from the change in the fair value of financial instruments in 2010. This decrease was partially offset by a pre-tax gain of $2.3 million for the year ended December 31, 2010, related to the sale of a 19.99% equity ownership in Inmediata Health Group Corp (a medical transaction processing company).

Income tax expense

	Successor	Predecessor	Full Year	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009	Increase (Decrease)
Income tax expense	$(1,361)	$23,017	$21,656	$30,659	$(9,003)	-29%

Income tax expense for the year ended December 31, 2010 decreased by $9.0 million, or 29%, as compared to the same period on 2009. The decrease is primarily due to lower income before taxes in 2010 of approximately $28.5 million, partially offset by a non-taxable income of $7.9 million from the Visa stock partial redemption during 2009.

Significant changes in the three months ended December 31, 2010 (Successor)

Because the fundamental operations of the Company did not change as a result of the Merger, there were no significant changes in the underlying trends affecting the Company’s results of operations during the Successor period from October 1, 2010 to December 31, 2010, except for the following:

(1)	Selling, general and administrative expenses included incremental expenses of approximately $1.8 million in transaction and stand-alone transition costs for consulting and audit services. Furthermore, corporate service costs charged by Popular were reduced by approximately $2.3 million as a result of the consummation of the Merger.

(2)	Depreciation and amortization expense included approximately $10.0 million of incremental expense resulting from fair value adjustments related to purchase price allocation under the purchase method of accounting amounting to $0.4 million, and $9.6 million for the Company’s property, plant and equipment, and intangible assets, respectively. See Notes 2, 7, 8 and 9 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information regarding EVERTEC purchase price allocations and recognition of intangible assets in connection with the Merger.

(3)	Interest expense included incremental interest expense of approximately $13.4 million resulting from the increase in the long-term debt balance. In connection with the Merger, the Company entered into a senior secured term loan facility in an aggregate principal amount of $355 million and issued $220 million of senior notes. Refer to “Liquidity and Capital Resources” section of this MD&A and Note 10 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements for more information.

The significant reduction in earnings from continuing operations in the successor period of 2010 reflected the significant increases in interest expenses, and depreciation and amortization expenses following the completion of the Merger, as discussed above.

2009 Compared to 2008

The following table presents the components of the combined statements of income of the Predecessor for the years ended December 31, 2009 and 2008, and the change in those amounts from period to period.

Revenues

	Predecessor		Increase (Decrease)
	Year ended December 31,
(Dollar amounts in thousands)	2009	2008
Transaction processing	$74,686	$71,574	$3,112	4%
Merchant acquiring, net	48,744	47,782	962	2%
Business solutions	143,963	151,857	(7,894)	-5%

Total revenues	$267,393	$271,213	$(3,820)	-1%

Total revenues for the year ended December 31, 2009 decreased by $3.8 million, or 1%, when compared to the same period in 2008.

The Transaction Processing segment revenues increased by $3.1 million, or 4%, mostly due to higher transaction volumes.

The Merchant Acquiring segment, net revenues increased by $1.0 million, or 2%, mostly due growth in transaction volumes, new customers additions, and selected price increases. The increase was partially offset by higher card association fees.

The Business Solutions segment revenues decreased by $7.9 million, or 5%, primarily due to a decrease in the revenues from IT professional services and lower volumes in our network hosting and management business. These decreases were primarily related to cost control initiatives, and project delays instituted by certain clients in reaction to the difficult economic environment at the time. The decrease experienced in these lines of business was partially offset by an increase in volume in the processing of core bank applications.

Operating costs and expenses

	Predecessor
	Year ended December 31,
(Dollar amounts in thousands)	2009	2008	Increase (Decrease)
Cost of revenues (excluding depreciation and amortization)	$141,164	$154,522	$(13,358)	-9%
Selling, general and administrative expenses (excluding depreciation and amortization)	25,639	27,643	(2,004)	-7%
Depreciation and amortization	24,500	30,389	(5,889)	-19%

Total operating costs and expenses	$191,303	$212,554	$(21,251)	-10%

Total operating costs and expenses decreased by $21.3 million or 10%, for the year ended December 31, 2009, when compared to the same period in 2008, mostly due to certain cost control initiatives implemented in 2009, which impacted most operating expense categories.

Costs of revenues decreased by $13.4 million or 9%, for the year ended December 31, 2009, when compared to the same period in 2008, primarily due to a decrease in personnel costs, professional fees, and other operating expenses. The decrease in personnel costs was primarily due to headcount reduction, achieved through normal attrition of employees in Puerto Rico throughout 2009 who were not replaced. The gross margin percentage for the year ended December 31, 2009 improved to 47.2% compared to 43.0% for the same period in 2008 as the cost of revenues declined at a higher pace (9%) than the decrease in revenues (1%). The improvement in margin was mostly driven by our ability to effectively support our business volume with a reduced cost structure.

Selling, general and administrative expenses for the year ended December 31, 2009 decreased by $2.0 million or 7%, when compared to the same period in 2008. The decrease was mostly due to cost control initiatives implemented during 2009, which resulted in reductions across all categories.

Depreciation and amortization expense for the year ended December 31, 2009 decreased by $5.9 million or 19%, when compared to the same period in 2008. In late 2008 and early 2009, many data processing and electronic equipment reached the end of their depreciation period causing the reduction in this expense category.

Income from operations by reportable segments

	Predecessor
	Year ended December 31,
(Dollar amounts in thousands)	2009	2008	Increase (Decrease)
Segment income from operations
Transaction processing	$37,878	$32,642	$5,236	16%
Merchant acquiring	18,454	17,628	826	5%
Business solutions	21,477	10,142	11,335	112%
Intercompany eliminations and merger related items (1)	(1,719)	(1,753)	34	-2%

Income from operations	$76,090	$58,659	$17,431	30%

(1)	Represents the reclassification of a portion of revenue for services provided by the Transaction Processing segment to an equity method investee, and in fiscal 2010 (Predecessor and Successor) Merger related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments.

Transaction Processing

The Transaction Processing segment income from operations was $37.9 million for the year ended December 31, 2009, compared to $32.6 million for the same period in 2008. The increase of $5.2 million, or 16%, was primarily a result of a revenue increase of $3.1 million combined with a reduction of total operating costs and expenses.

Merchant Acquiring

The Merchant Acquiring segment income from operations was $18.5 million for the year ended December 31, 2009, compared to $17.6 million for the same period in 2008. The increase of $0.8 million, or 5%, was primarily attributed to a revenue increase of $1.0 million due to higher transaction volumes, and new customer additions.

Business Solutions

The Business Solutions segment income from operations was $21.5 million for the year ended December 31, 2009, compared to $10.1 million for the same period in 2008. The increase of $11.3 million, or 112%, was primarily driven by lower operating costs and expenses for the segment of $19.2 million, partly offset by lower revenues of $7.9 million. In response to the lower level of revenue activity in this segment and uncertain economic environment at the time, we successfully implemented certain cost efficiency initiatives, including headcount reductions and enhanced cost control in other areas which benefitted income from operations. Additionally, we downsized our ticket processing business and sold our health care business which had been incurring losses. Operating costs and expenses also decreased as certain software licenses and equipment had reached the end of their depreciation lives.

See Note 21 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information of the Company’s reportable segments and for a reconciliation of the income from operations of the segments to the consolidated and combined net income.

Non-operating income (expenses)

	Predecessor
	Year ended December 31,
(Dollar amounts in thousands)	2009	2008	Increase (Decrease)
Non-operating income (expenses)
Interest income	$1,048	$1,283	$(235)	-18%
Interest expense	(91)	(170)	79	-46%
Earnings of equity method investments	3,508	4,229	(721)	-17%
Other income	7,942	9,449	(1,507)	-16%

Total non-operating income (expenses)	$12,407	$14,791	$(2,384)	-16%

Non-operating income for the year ended December 31, 2009 decreased $2.4 million when compared to the same period in 2008. The most significant contributor to the decrease was the $1.5 million decrease in other income. The decrease was primarily due to the realization of higher pre-tax gains in 2008 related the partial sale of VISA stock and certain assets and liabilities of our health division in that year compared to 2009.

Income tax expense

	Predecessor
	Year ended December 31,
(Dollar amounts in thousands)	2009	2008	Increase (Decrease)
Income tax expense	$30,659	$23,914	$6,745	28%

Income tax expense for the year ended December 31, 2009 increased by $6.7 million, or 28%, as compared to the same period in 2008. This increase was primarily due to higher income before taxes of $15.0 million combined with an increase in the statutory tax rate in Puerto Rico. The statutory tax rate in Puerto Rico was increased from 39% to 41% in 2009 by a temporary additional tax imposition, which contributed to the increase in the effective tax rate for 2009.

Liquidity and Capital Resources

For periods prior to the Merger, the Company’s principal source of liquidity was cash generated from operations, while our primary liquidity requirements were the funding of capital expenditures and working capital needs. Following the Merger, we expect to fund our operations through a combination of internally generated cash from operations and from borrowings under our revolving credit facility, as required. Our primary use of cash will be operating expenses, working capital requirements, capital expenditures and debt service obligations as they become due.

Based on our current level of operations, we believe our cash flows from operations and available borrowing under our senior secured revolving credit facility will be adequate to meet our liquidity needs for at least the next twelve months. However, our ability to fund future operating expenses and capital expenditures and our ability to make scheduled payments of interest, to pay principal or refinance our indebtedness and to satisfy any other of our present or future debt obligations will depend on our future operating performance which will be affected by general economic, financial and other factors beyond our control.

Comparison of the three months ended March 31, 2011 and 2010

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010
Cash flows from continuing operations
Cash flows from operating activities	$21,694	$29,592
Cash (used in) provided by investing activities	(15,816)	13,797
Cash used in financing activities	(888)	(35,334)

Net increase in cash from continuing operations	4,990	8,055
Cash used by discontinued operations	—	(155)

Increase in cash and cash equivalents	$4,990	$7,900

Continuing Operations—Operating activities

Net cash provided by operating activities was $21.7 million for the three months ended March 31, 2011, compared to $29.6 million for the same period in 2010. This decrease in operating cash flows is primarily due to an increase in working capital needs, including a $3.4 million prepayment penalty in connection with the refinancing of the senior secured credit facilities.

Continuing Operations—Investing activities

Net cash used in investing activities was $15.8 million for the three months ended March 31, 2011, compared to cash provided by investing activities of $13.8 million for the same period in 2010. This change is principally due to the liquidation of short-term investments in the amount of $28.2 million during the three months ended March 31, 2010, and net cash used during the three months ended March 31, 2011, for the acquisition of a 19.99% equity interest in CONTADO. See Note 2 of the Notes to Unaudited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information.

Continuing Operations—Financing activities

Net cash used in financing activities was $0.9 million for the three months ended March 31, 2011, compared to net cash used in financing activities of $35.3 million for the same period in 2010. This change is primarily the result of dividends paid to Popular in the amount of $31.0 million during the first three months of 2010.

Comparison of the year ended December 31, 2010 (on a full year basis) and 2009

	Successor	Predecessor	Full Year	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009
Cash flows from continuing operations
Cash flows from operating activities	$18,096	$63,702	$81,798	$65,464
Cash (used in) provided by investing activities	(496,098)	16,153	(479,945)	(2,692)
Cash provided by (used in) financing activities	505,142	(65,796)	439,346	(77,710)

Net increase (decrease) in cash from continuing operations	27,140	14,059	41,199	(14,938)
Cash provided by discontinued operations	—	2,478	2,478	2,095

Increase (decrease) in cash and cash equivalents	$27,140	$16,537	$43,677	$(12,843)

Continuing Operations—Operating activities

Net cash provided by operating activities was $81.8 million for the combined predecessor and successor period during the year ended December 31, 2010, compared to $65.5 million for same period in 2009. This increase in operating cash flow primarily reflected a decrease in working capital, partially offset by lower earnings from operations, mostly related to transaction costs and higher interest expense.

Continuing Operations—Investing activities

Net cash used in investing activities was $480.0 million for the combined predecessor and successor period during the year ended December 31, 2010, compared to $2.7 million of cash used in investing activities for the same period in 2009. This increase in outflows is principally related to purchase price for EVERTEC and related intangibles, and transaction costs in connection with the Merger.

Continuing Operations—Financing activities

Net cash provided in financing activities was $439.3 million for the combined predecessor and successor period during the year ended December 31, 2010, compared to cash flows used in financing activities of $77.7 million for the same period in 2009. The increase in cash flow from financing activities is primarily related to $575.0 million of proceeds from the issuance of new debt related to the Merger, partly offset by dividends paid to Popular in the amount of $55.7 million, and $17.1 million of capitalized debt issuance costs each related to the Merger.

Comparison of the years ended December 31, 2009 and 2008 (Predecessor)

	Predecessor
	Year ended December 31,
(Dollar amounts in thousands)	2009	2008
Cash flows from continuing operations
Cash flows from operating activities	$65,464	$68,775
Cash used in investing activities	(2,692)	(37,442)
Cash used in financing activities	(77,710)	(17,571)

Net increase (decrease) in cash from continuing operations	(14,938)	13,762
Cash provided by discontinued operations	2,095	2,302

Increase (decrease) in cash and cash equivalents	$(12,843)	$16,064

Continuing Operations—Operating activities

Cash provided by operating activities was $65.5 million for the year ended December 31, 2009, compared to $68.8 million for same period in 2008. This increase in operating cash flow was primarily due higher earnings from operations.

Continuing Operations—Investing activities

Cash used in investing activities was $2.7 million for the year ended December 31, 2009, compared to $37.4 million of cash used in investing activities for the same period in 2008. This change was primarily due to the repayment of certain short-term loans made to Popular, partially offset by an increase in capital expenditures primarily related to the upgrade of IT infrastructure.

Continuing Operations—Financing activities

Cash used in financing activities was $77.7 million for the year ended December 31, 2009, compared to cash flows used in financing activities of $17.6 million for the same period in 2008. The increase in cash used from financing activities during 2009 was primarily attributable to the payment of a cash dividend to Popular of $62.5 million.

Financial Obligations

Senior Secured Credit Facilities

In connection with the Merger on September 30, 2010, we entered into senior secured credit facilities consisting of (1) a $355.0 million term loan facility, and (2) a $50.0 million revolving credit facility.

On March 3, 2011, these senior secured credit facilities were amended to, among other things, reduce the interest rate margins payable on the term loan and revolving loan borrowings, decrease the applicable LIBOR and alternate base rate floors, and increase the amount available for future borrowings under the uncommitted incremental facility. The amendment also modified certain restrictive covenants to provide the Company generally with additional flexibility. The amendment did not modify the term nor the size of the facilities. As of March 31, 2011, the Company had borrowings of $353.2 million outstanding in principal under the term loan, and the revolving credit facility was undrawn.

On April 7, 2011, we repaid $1.7 million of borrowings under the term loan using the cash received from Popular in connection with the acquisition of CONTADO as required under the terms of our senior secured credit facilities. In addition, on May 4, 2011, we made a voluntary prepayment of $24.7 million on the term loan. There was no penalty associated with these prepayments.

The senior secured revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. All obligations under the senior secured credit facilities are unconditionally guaranteed by Carib Holdings, Inc. and, subject to certain exceptions, each of our existing and future wholly-owned subsidiaries. All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and the assets of the guarantors, subject to certain exceptions. Borrowings under the senior secured term loan facility and the revolving credit facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate or (b) a LIBOR rate. The senior secured credit facilities are subject to amortization and prepayment requirements and contain customary representations and warranties, covenants, events of default and other provisions described under “Description of Other Indebtedness.” (See Note 10 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements for details.)

Senior Notes

In connection with the Merger on September 30, 2010, we issued $220.0 million of senior unsecured notes. Our existing and future wholly-owned subsidiaries that guarantee our obligations under the senior secured credit facilities also guarantee the notes. The notes bear interest at a fixed rate of 11.0% per annum. For a description of the terms of the notes, see “Description of Notes” See also Note 10 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements.

Covenant Compliance

Our senior secured credit facilities and the indenture that governs the notes contain various restrictive covenants. Our secured credit facilities require us to maintain on a quarterly basis a specified maximum senior secured leverage ratio. The senior secured leverage ratio as defined in our credit facility (total first lien senior secured debt, as defined, to adjusted EBITDA) must be less than 3.60 to 1.0 at March 31, 2011. In addition, our senior secured credit facility, among other things, restricts our ability to incur indebtedness or liens, make investments, declare or pay any dividends to our parent and from prepaying indebtedness that is junior to such debt. The indenture governing the notes, among other things: (a) limit our ability and the ability of our subsidiaries to incur additional indebtedness, issue certain preferred shares, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) limit our ability to enter into agreements that would restrict the ability of our subsidiaries to pay dividends or make certain payments to us; and (c) place restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. However, all of the covenants in these agreements are subject to significant exceptions. As of March 31, 2011, the Company was in compliance with the applicable restrictive covenants under its debt agreements and expects to be in compliance over the next twelve months.

We have the ability to incur additional debt, subject to limitations imposed by our senior secured credit facilities and the indenture governing our notes. Under our indenture governing the notes, in addition to specified permitted indebtedness, we will be able to incur additional indebtedness as long as on a pro forma basis our fixed charge coverage ratio (the ratio of Adjusted EBITDA to fixed charges, as defined) is at least 2.0 to 1.0. In this prospectus, we refer to the term “Adjusted EBITDA” to mean EBITDA as so defined and calculated for purposes of determining compliance with the senior secured leverage ratio based on the financial information for the last twelve months at the end of each quarter.

Net Income Reconciliation to EBITDA and Adjusted EBITDA

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments described below. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in the documents governing our indebtedness. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA and Adjusted EBITDA are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•

other companies, including other companies in our industry, may not use EBITDA and Adjusted EBITDA or may calculate EBITDA and Adjusted EBITDA differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

Adjusted EBITDA is not a measurement of liquidity or financial performance under GAAP. You should not consider Adjusted EBITDA as an alternative to cash flows from operating activities determined in accordance with GAAP, as an indicator of cash flows, as a measure of liquidity or as an alternative to operating or net income determined in accordance with GAAP.

A reconciliation of net income to EBITDA and Adjusted EBITDA is provided below:

	Successor	Predecessor	Successor	Predecessor	Full Year
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010	Three months ended December 31, 2010	Nine months ended September 30, 2010	2010
Net income from continuing operations	$23,771	$13,235	$1,183	$37,168	$38,351
Income tax (benefit) expense	(29,046)	7,861	(1,361)	23,017	21,656
Interest expense (income)	13,808	(142)	13,318	(290)	13,028
Depreciation & amortization	17,372	5,922	17,722	19,425	37,147

EBITDA	25,905	26,876	30,862	79,320	110,182

Standalone Cost Savings (a)	248	1,807	36	4,930	4,966
Disposals (b)	—	(533)	60	(3,916)	(3,856)
Equity Income (c)	—	(651)	1,514	(852)	662
Compensation and benefits (d)	128	(377)	(408)	6,976	6,568
Run-rate & other (e)	4,158	17	2,265	565	2,830
Management fees (f)	624	—	—	—	—
Westernbank EBITDA (g)	—	1,975	—	5,267	5,267
Purchase Accounting (h)	1,048	—	595	—	595

Adjusted EBITDA	$32,111	$29,114	$34,924	$92,290	$127,214

(a)	Represents stand-alone savings for costs historically allocated to EVERTEC by Popular, which will not continue post closing, other than temporary transition costs, net of estimated stand-alone costs. The allocations were primarily based on a percentage of revenues or costs (and not based on actual costs incurred) and related to corporate functions such as accounting, tax, treasury, payroll and benefits, risk management, institutional marketing, legal, public relations and compliance. The allocations were $7.5 million for the nine months ended September 30, 2010 and $2.7 million for the three months ended March 31, 2010, which were partially offset by estimated stand-alone costs of $2.6 million and $0.8 million for the nine months ended September 30, 2010 and the three months ended March 31, 2010, respectively. Our estimated stand-alone costs are based on assumptions and estimates that we believe are reasonable, but such assumptions and estimates may prove to be inaccurate over time. See “Risk Factors—Risks Relating to Our Separation from Popular.” During a transition period of one year after the closing of the Merger, we will receive certain services from Popular and its affiliates pursuant to a transition services agreement, at prices that we believe approximate our stand-alone costs. See “Certain Relationships and Related Party Transactions.”

(b)	Relates to (i) removal of gain on sale in April 2010 of the Company’s equity interest in Inmediata Health Group Corp., and removal of the related equity income, (ii) allocations previously charged to the discontinued Venezuela operations and (iii) write-off of certain investment securities in the three months ended December 31, 2010.

(c)	Relates to the removal of historical non-cash equity in earnings of investments reported in Net Income from EVERTEC’s 53.97% equity ownership in CONTADO and 31.11% equity ownership in Serfinsa, net of cash dividends received from CONTADO. The equity income adjustments include cash dividends from CONTADO of $1.5 million for the three months ended December 31, 2010. On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, Popular transferred to EVERTEC 19.99% of the equity interest in CONTADO. As a result, the percentage share of cash dividends from CONTADO will be reduced to 19.99% going forward. See “Certain Relationships and Related Party Transactions—Internal Reorganization—Master Reorganization Agreement.”

(d)	Predominantly relates to non-recurring bonuses and payroll tax impact of awards given to certain EVERTEC employees in connection with the Merger, partially offset by estimated costs for the anticipated reinstatement of the employer’s matching contribution to defined contribution pre-tax savings plan which was suspended in March 2009 and reinstated in March 2011. Other adjustments relate to: (i) estimated incremental cost previously impacted by the Troubled Asset Relief Program (“TARP”) restrictions, (ii) employee benefit cost savings, and (iii) add back of non-cash equity based compensation.

(e)	Relates to the following items: (i) transition fees to support additional requirements of a stand-alone entity, (ii) costs relating to the refinancing of our senior secured credit facility in the three months ended March 31, 2011, and (iii) non-recurring additional property taxes assessed by the government in the three months ended June 30, 2010.

(f)	Represents the management fee payable to the equity sponsors which commenced in January 2011. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”

(g)	Represents an estimated adjustment for additional EBITDA to be earned from EVERTEC’s processing of Westernbank volumes. The estimate was arrived at using the pricing schedule in the Master Services Agreement as well as management’s estimated related costs of the contribution of additional business volume. Westernbank’s Puerto Rican operations were acquired by Banco Popular on April 30, 2010, and EVERTEC did not see the impact of these additional volumes and associated revenues until the third quarter of 2010. The estimate of current Westernbank EBITDA has been added to previous periods for comparative purposes, and reflects estimated, rather than observed, impact. See “Summary—Our Equity Sponsors” and “Summary—Key Relationship with Popular” and “Risk Factors—Risks Related to Our Separation from Popular—The historical and pro forma financial information presented in this prospectus may not be representative of our results as a consolidated, stand-alone company and may not be a reliable indicator of our future results. In addition, we may not achieve all of the expected benefits from the items reflected in the adjustments included in Adjusted EBITDA as presented in this prospectus.”

(h)	Represents elimination of the effects of purchase accounting in connection with (i) certain customer service and software related arrangements where EVERTEC receives subsidies from Popular; and (ii) EVERTEC’s rights and obligations to buy equity interests in CONTADO and Serfinsa.

Contractual Obligations

The following table sets forth our contractual obligations requiring the use of cash as of December 31, 2010.

	Payment due by periods
(Dollar amounts in thousands)	Total	less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (1)(2)	$908,095	$52,820	$104,894	$103,806	$646,575
Operating leases (3)	18,575	4,520	8,738	5,317	—

Total	$926,670	$57,340	$113,632	$109,123	$646,575

(1)	Long-term debt includes the payments of interest as of December 31, 2010 and aggregate principal amount of our senior secured term loan facility and the notes, as well as commitments fees related to the unused portion of the senior secured revolving credit facility, as required under the terms of the long-term debt agreements.

(2)

On March 3, 2011, we entered into a credit agreement amendment concerning our senior secured credit facilities to, among other things, reduce the interest rate payable on loans under the senior secured credit facilities. As a result of the Refinancing, ongoing cash payment in connection with the long-term debt will be as follows: $877.7 million in total, $46.8 million (less than 1 year), $94.5 million (1-3 years), $93.6 million (3-5 years) and $642.8 million (after 5 years). On April 7, 2011, we repaid $1.7 million of our senior secured term loan using the cash received from Popular in connection with the acquisition of CONTADO as required under the terms of our senior secured credit facilities. In addition, on May 4, 2011, we made a voluntary prepayment of $24.7 million on our senior secured term loan. There was no prepayment penalty.

(3)	The amounts reported above as operating lease obligations include lease payments for the facilities currently in use. See Note 20 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information regarding operating lease obligations.

Off Balance Sheet Arrangements

Currently, we do not have any off balance sheet arrangements.

Seasonality

EVERTEC’s business generally experiences increased activity during the traditional holiday shopping periods and around other nationally recognized holidays.

Effect of Inflation

While inflationary increases in certain inputs costs, such as occupancy, labor and benefits, and general administrative costs, have an impact on our operating results, inflation has had minimal net impact on our operating results during the last three years, except for our operation in Venezuela which was not acquired as part of the Merger, as overall inflation has been offset by increased selling process and cost reduction actions. We cannot assure you, however, that we will not be affected by general inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility of change in interest rates that will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Interest rate risks

We issued fixed and floating-rate debt to finance the Merger which is subject to the fluctuations in interest rates in respect of our floating-rate debt. Borrowings under our new senior credit facilities accrue interest at variable rates but are subject to floors or minimum rates. A 100 basis point increase in the applicable margins over our floor(s) on our debt balances outstanding as of December 31, 2010 and the three months ended March 31, 2011, under our term senior credit facilities would increase our annual interest expense by approximately $3.5 million and $0.9 million, respectively.

Foreign exchange risk

We conduct business in certain countries in Latin America. Some of this business is conducted in the countries’ local currencies. The resulting foreign currency translation adjustments, from operations for which the functional currency is other than the U.S. dollar, are reported in accumulated other comprehensive income (loss) in the combined or consolidated balance sheet, except for highly inflationary environments in which the effects would be included in other operating income in the combined statements of income.

Our Venezuela business was not acquired as part of the Merger. Therefore, we do not anticipate any impact from Venezuela on our results of operations going forward.

Critical Accounting Policies and Estimates

Our principal accounting policies are described under Note 1 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements (Unaudited). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities, and in some instances, the reported amounts of revenues and expenses during the reporting period.

Several of the estimates and assumptions required relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our results of operations, financial position and liquidity.

Revenue and expense recognition

Revenue from information processing and other services is recognized at the time services are rendered, while rental and maintenance service revenue is recognized ratably over the corresponding contractual periods. Software and hardware sales revenues and related costs are recognized at the time software and equipment is installed or delivered depending on contractual terms. Revenue from contracts to create data processing centers and the related cost is recognized as project phases are completed and accepted. Merchant business revenues, primarily comprised of fees charged to the merchant, are presented net of interchange and assessments charged by the credit and debit card associations and are recognized at the time of sale. Operating expenses are recognized as incurred. Project expenses are deferred and recognized when the related income is earned.

Software and maintenance contracts

Software and maintenance contracts are recorded at cost. Amortization of software and maintenance contracts is computed using the straight-line method and expensed over their estimated useful lives which range from 1 to 5 years. Capitalized software includes purchased software and capitalized application development costs associated with internally-developed software. Amortization of software packages is included in Depreciation and amortization in the combined statements of income.

Property and equipment and impairment of long-lived assets

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method and expensed over their estimated useful lives. Amortization of leasehold improvements is computed over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred.

Long-lived assets to be held and used, and long-lived assets to be disposed of, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually using a two-step process at each reporting unit level. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If needed, the second step consists of comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.

Other intangible assets deemed to have an indefinite life are not amortized but are tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. Other identifiable intangible assets with a definitive useful life are amortized using the straight-line method, which range from 5 to 10 years. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on the estimated uncollectible amounts of the receivables. The estimate is primarily based on a review of the current status of specific accounts receivable. Receivables are considered past due if full payment is not received by the contractual date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive income (loss), except for highly inflationary environments for which the effects are included in other operating expenses.

Income Tax

All entities included in the combined financial statements of EVERTEC, Inc., except for the merchant acquiring business and TicketPop business of Banco Popular whose operations are included in the Banco Popular tax returns prior to their transfer to EVERTEC, are legal entities which file separate income tax returns. For the merchant acquiring business and TicketPop Business, a proportionate share of income tax expense based upon reported taxable income using the statutory tax rates in Puerto Rico has been recorded in the combined financial statements as required under the separate return method to allocate the intercorporate tax for a carve-out. No temporary differences that give rise to any deferred tax asset or liability resulted as part of this allocation.

The tax consequences of differences between the tax bases of assets and liabilities and their reported amounts are recognized in the consolidated and combined financial statements. Certain revenues and expenses are reported for tax purposes in different periods from those in which they are reported in the financial statements. Deferred taxes are provided on these temporary differences based on enacted tax laws. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

Positions taken in our tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Interest on income tax uncertainties is classified within income tax expense in the statement of income; while the penalties, if any, are accounted for as operating costs and expenses.

Recent Accounting Pronouncements

Accounting Standards Update No. 2009-13 (“ASU No. 2009-13”) and No. 2009-14 (“ASU No. 2009-14”), Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. ASU No. 2009-13 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Subtopic addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Many entities offer multiple solutions to their customers’ needs. Those solutions may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different times or over different periods of time. In some cases, the arrangements include initial installation, initiation, or activation services and involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. The continuing payment stream generally corresponds to the continuing performance, and the amount of the payments may be fixed, variable based on future performance or a combination of fixed and variable payment amounts. To meet their customers’ needs, vendors often provide multiple products, services, rights to use assets, or any combination thereof. These vendors transfer the deliverables to the customer and performance may occur at different times or over different periods of time, and the customer’s payments for these deliverables may be fixed, variable, or a combination of fixed and variable.

ASU No. 2009-14 modifies the scope of software revenue recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

These accounting standards should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the vendor elects to adopt the pending content on a retroactive basis. The Company prospectively adopted ASU No. 2009-13 and ASU No. 2009-14 on January 1, 2011. The Company estimates the impact to be immaterial.

Milestone Method (ASC Subtopic 2010-17) ASU No. 2010-17. In April 2010, the Financial Accounting Standard Board (“FASB”) issued guidance on the criteria that should be met for determining whether the milestone method of revenue recognition for research or development transactions is appropriate. A company may recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. This guidance is prospectively applied to milestones achieved in fiscal years beginning on or after June 15, 2010 and earlier adoption is permitted. Management evaluated the impact of this update and determined that the update will not have a significant effect on the consolidated financial statements.

Accounting Standards Update No. 2010-20 (“ASU No. 2010-20”) “Disclosure about the Credit Quality of Financing Receivables and Allowance for Credit Losses.” ASU 2010-20 introduces new disclosure requirements to provide greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. To achieve this objective, an entity is required to provide disclosures about the allowance for the credit losses such as allowance roll-forward and disclosures specific to the finance receivables on a disaggregated basis, defined as “portfolio segments” and “classes.” This guidance covers all finance receivable, defined as a contractual right to receive money, on demand or on fixed or determinable dates, that is recognized as an asset in the creditor’s balance sheet with certain scope exceptions such as a short-term trade accounts receivables. The disclosures to be presented as of the balance sheet date were effective for fiscal years and interim periods ending after December 15, 2010. The disclosures of reporting period activity are effective for interim and annual periods beginning after December 15, 2010.

Accounting Standards Update No. 2010-28 (“ASU No. 2010-28”) “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” In December 2010, the FASB issued guidance on the when to perform step 2 of the goodwill impairment test for reporting unites with zero or negative carrying amounts. A company with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If a company determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The update is effective for fiscal years and interim periods beginning after December 15, 2010. Management evaluated the impact of this update and determined that the update will not have a significant effect on the consolidated financial statements.

Accounting Standards Update No. 2010-29 (“ASU No. 2010-29”) “Disclosure of Supplementary Pro Forma Information for Business Combinations.” In December 2010, the FASB issued guidance on the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. ASU No. 2010-29 requires a company to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The update is effective for fiscal years and interim periods beginning after December 15, 2010. Management evaluated the impact of this update and determined that the update will not have a significant effect on the consolidated financial statements.

Accounting Standard Update No. 2011-05 (“ASU No. 2011-05”) – Comprehensive Income (Topic 220). In June 2011, the FASB issued ASU No. 2011-05 to provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.

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In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement.

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In a two-statement approach, an entity is required to present the components of net income and total net income in the statement of net income (first statement). That statement must be immediately followed by a statement of other comprehensive income that presents the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income.

The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. But regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.

The amendments do not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. In both cases, the tax effect for each component must be disclosed in the notes to the financial statements or presented in the statement in which other comprehensive income is presented. The amendments do not affect how earnings per share is calculated or presented.

The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted, because compliance with the amendments is already permitted. Management does not expect the implementation of this standard to have a material effect on the financial statements.

Accounting Standard Update No. 2011-04 (“ASU No. 2011-04”) – Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. In May 2011, the FASB issued ASU No. 2011-04 to achieve the objective of developing common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”) and improve their understandability. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or U.S. GAAP.

The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820.

The amendments in ASU 2011-04 change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include the following:

•	Those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements; and

•	Those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

In addition, to improve consistency in application across jurisdictions, some changes in wording were necessary to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way (for example, using the word shall rather than should to describe the requirements in U.S. GAAP).

The amendments in this Update must be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments early, but no earlier than for interim periods beginning after December 15, 2011. Management does not expect the implementation of this standard to have a material effect on the financial statements.

BUSINESS

Company Overview

We are a diversified processing business, offering transaction processing, payment processing, merchant acquiring and other related services in Puerto Rico and certain countries within the Caribbean and Central and Latin America. We own and operate the ATH network, the leading debit payment and ATM network in Puerto Rico. The ATH network processed over 582 million transactions in 2010. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed over the ATH network. Our products and services include POS processing, network and switch services, automated teller machine driving services, core bank processing, business process outsourcing solutions, technology infrastructure management, financial services applications and merchant acquiring services. Our Merchant Acquiring business is the largest merchant acquirer in Puerto Rico, and the fifth largest in Latin America, providing an end-to-end electronic payment offering to over 16,000 merchants.

Through this combination of complementary and market-leading businesses, as well as our ongoing relationship with Banco Popular, the largest bank in Puerto Rico and a subsidiary of Popular, we believe that our business has a unique position in the Caribbean market with significant expansion opportunities in the Latin American region.

Prior to the Transactions, we were 100% owned by Popular, the largest financial institution based in Puerto Rico, and operated substantially as an independent entity within Popular. Upon the consummation of the Merger, Apollo became our majority owner while Popular continues to own approximately 49% of our voting equity. For further discussion of our ongoing relationship with Popular, refer to the “Summary—Key Relationship with Popular” section of this prospectus.

We generated total revenues, gross revenues (as defined in Note 2 to “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data”) and Adjusted EBITDA (as defined in Note 3 to “Summary—Summary of Historical and Unaudited Pro Forma Consolidated and Combined Financial Data”) of $285 million, $372 million and $127 million, respectively, on a full year basis for the year ended December 31, 2010 and $74 million, $97 million and $32 million, respectively, for the three months ended March 31, 2011.

Our Business Segments

Our business is organized based on the type of services we provide and the customer segments that we serve. While we often provide multiple services to various customers, we generally view our business as operating in three distinct business segments: Transaction Processing, Merchant Acquiring and Business Solutions.

*	See “Summary—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial Data” for a reconciliation of total revenues to gross revenues and “Non-GAAP Financial Measures” for information regarding non-GAAP measures, we realigned our segment reporting structure reclassifying item processing and cash processing businesses previously included in the Transaction Processing segment to the Business Solutions segment. The information included herein reflects our new segment structure.

Transaction Processing. We provide an innovative and diversified suite of payment products and services. We own and operate the ATH network, the leading debit payment and ATM network in Puerto Rico, which carries the most widely recognized financial services brand in Puerto Rico. Additionally, we provide card processing, payment processing and electronic benefit transfer (“EBT”) services. We have long-standing customer relationships across a wide spectrum of financial institutions in the Caribbean and Central and Latin America. Further, we benefit from a long-term agreement with the government of Puerto Rico for providing all electronic benefit transfer services in Puerto Rico. On a full year basis our Transaction Processing segment accounted for $78 million of total revenues and $78 million of gross revenues for the year ended December 31, 2010 and $20 million of total revenues and $20 million of gross revenues for the three months ended March 31, 2011.

Merchant Acquiring. Our Merchant Acquiring business is the largest merchant acquirer in Puerto Rico, providing an end-to-end electronic payment offering to over 16,000 merchants in Puerto Rico and the U.S. and British Virgin Islands. It is the #1 merchant acquirer for every card brand in Puerto Rico. Additionally, it ranks as a top five acquirer across Latin America as a whole. Our Merchant Acquiring business segment processes transactions from approximately 28,000 POS devices at 27,000 merchant locations.

Our Merchant Acquiring segment provides services and tools that allow merchants to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Our full suite of merchant support services includes, but is not limited to, terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support. In 2010, our Merchant Acquiring business processed over 266 million transactions with total volume of over $10.4 billion. On a full year basis our Merchant Acquiring segment generated $55 million of total revenues and $141 million of gross revenues for the year ended December 31, 2010 and $15 million of total revenues and $39 million of gross revenues for the three months ended March 31, 2011.

Business Solutions. We provide our customers with a full suite of business process management solutions in various product areas such as core bank processing, network hosting and management, information technology professional services, business process outsourcing, item processing, cash processing, and printing and distribution. One of our key strategic priorities is to continue to penetrate our broad financial institution customer base via offering incremental business solutions products and services to clients that currently perform similar functions in-house. In addition, we are the only provider of cash processing services in Puerto Rico that consolidates and delivers excess cash to the U.S. Federal Reserve. On a full year basis our Business Solutions segment accounted for $153 million of total revenues and $153 million of gross revenues for the year ended December 31, 2010 and $39 million of total revenues and $39 million of gross revenues for the three months ended March 31, 2011.

Industry Trends

Shift to Electronic Payments: The ongoing migration from cash and paper methods of payment to electronic payments continues to benefit the payment processing industry globally. This migration is driven by numerous factors including customer convenience, marketing efforts by financial institutions, card issuer rewards and the development of new forms of payment. Further, this increased penetration of electronic payments has been a driver for many merchants, which have not historically accepted electronic methods of payment, to offer acceptance of such methods in order to increase customer traffic and drive sales. According to the December

2010 issue of the Nilson Report, electronic payment dollar volume in 2009 accounted for $4.5 trillion in purchases in the U.S., which represented 58% of the total payment dollar volume in that year, and is projected to grow to 72% by 2015. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to the U.S. market and that this ongoing shift will continue to generate substantial growth opportunities for our business.

Fast Growing Caribbean and Latin American Financial Services and Payments Markets: Currently, adoption of banking products, including electronic payments, in the Caribbean and Latin American region is lower relative to mature U.S. and European markets. For example, it is estimated by industry research that 36% of households in Puerto Rico do not utilize banking products. We believe that the unbanked and underbanked population in our markets will continue to shrink, and therefore drive incremental penetration and growth of electronic payments in Puerto Rico and other Latin American regions. The November 2010 issue of the Nilson Report estimated that credit, debit, and prepaid card transactions at merchants worldwide totaled approximately $8 trillion in 2009, an increase of 7.9% from 2008; for the same period, card purchase transactions in Latin America grew by 13.1%. Further, the Nilson Report projects that overall card purchase transactions in the Latin American region will grow 450% between 2003 to 2013. We believe that these unique characteristics of our markets and our leadership positions across multiple products should continue to drive growth and profitability in our transaction-related businesses.

Ongoing Technology Outsourcing Trends: Financial institutions globally are facing unique challenges including the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and increasing regulation that could potentially curb profitability. We believe that these challenges are particularly relevant to medium or small size institutions in the Latin American markets in which we operate. Many of these institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated by the institution itself. Legacy systems are generally highly proprietary, inflexible and costly to operate and maintain. We believe the trend to outsource in-house technology systems and processes by financial institutions will continue. According to estimates published by Gartner Dataquest Market Statistics in March 2010, banks in Latin America are forecast to have $20 billion of annual information technology expenditures by 2014. We believe that our technology and business outsourcing solutions cater to the evolving needs of the financial institution customer base we target, by providing integrated, open, flexible, customer-centric and efficient information technology products and services.

Changing Regulatory Environment: The regulatory environment for financial institutions is changing. The full impact of these changes will take months if not years to fully assess, but they will also likely create new revenue opportunities for technology and processing providers. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the CARD Act of 2009 are principally intended to limit risk-taking activities by banks as well as provide certain protections to individual consumers. For example, the Dodd-Frank Act, which was enacted in July 2010 mandates the establishment of a federal Consumer Financial Protection Bureau and gives power to the Federal Reserve to regulate debit interchange fees charged by the issuing banks. These and other provisions of the enacted legislation do not directly impact our business. However, we believe that these regulatory changes could create ample opportunities for differentiated technology providers to work with financial institution clients on identifying new fee revenue opportunities and implementing the necessary technology to generate such revenue streams. In addition, regulation of the electronic payment card industry, including regulations applicable to us and our customers, has increased significantly in recent years. There is also increasing scrutiny by the U.S. Congress in the manner in which payment card networks and card issuers set various transaction fees from which some of our customers derive significant revenue. For example, as currently drafted, the Dodd-Frank Act incorporates the Durbin Amendment that, among other things, places certain restrictions on the interchange transaction fees that a card issuer or payment card network can charge for an electronic debit transaction and also places various exclusivity prohibitions and routing restrictions on such transactions.

Industry Innovation: The electronic payments industry experiences ongoing technology innovation. Emerging payment technologies such as prepaid cards, contactless payments, payroll cards, mobile commerce, online “wallets” and innovative POS devices facilitate the shift away from cash and paper methods of payment. The increasing demand for new and flexible payment options catering to a wider range of consumer segments is driving growth in the electronic payment processing industry. As an example, due to the advancement and integration of stored value technologies, unbanked and underbanked consumers are increasingly utilizing prepaid debit cards as a means to conduct purchases, access funds through ATMs, set up online bill payment and conveniently transfer money to other consumers.

Competitive Strengths

Most recognized regional financial services brand with leading market position: We own and operate the ATH network, Puerto Rico’s most widely recognized financial services brand. The ATH network processed over 582 million transactions in 2010, making ATH branded products the most frequently used electronic method of payment in Puerto Rico, exceeding the total volume of Visa, MasterCard, American Express and Discover, combined. Our Merchant Acquiring business, which acts as the primary merchant acquirer for ATH branded cards, is the leading merchant acquirer in Puerto Rico and the fifth largest in the Latin American region, serving over 16,000 merchant clients. Through this combination of uniquely complementary and market-leading businesses, we are well positioned to take advantage of favorable industry dynamics and enhance our market position throughout the Caribbean and Central and Latin American region.

Stable and recurring core revenue stream: We maintain a stable and predictable core revenue profile as a majority of our revenue is recurring in nature. In 2010 the Transaction Processing and Merchant Acquiring segments as well as the core bank processing services and certain other services within our Businesses Solutions segment, which together accounted for 74% of our total revenues and 80% of our gross revenues on a full year basis, generate recurring revenue streams. These businesses have high customer retention due to the mission-critical and embedded nature of the services they provide, the high switching costs associated with these services and due to our leading position in these respective markets. Additionally, on a full year basis approximately 34% of our total revenues and 26% of our gross revenues for the year ended December 31, 2010 was generated by core banking and related services provided to Popular, which are governed by a 15-year Master Services Agreement (as described below). For further discussion of our ongoing relationship with Popular, refer to the “Summary—Key Relationship with Popular” section of this prospectus. As a result of the critical and embedded nature of the services provided as well as our strategic focus on client retention, we have been able to deliver an industry-leading client retention rate, as over 90% of our customers in the Transaction Processing and Business Solutions segments in 2009 continued to be customers in 2010.

Highly scalable and leveragable platform: Our highly scalable technology platform can support significant expansion with low incremental costs. We have spent approximately $84 million from 2008 to 2010 on technology investments in order to build ample capacity in our platforms and maintain state of the art technology. We are able to achieve attractive economies of scale with flexible product development capabilities. Further, we have a proven ability to seamlessly leverage our existing platforms to develop new products and services and expand in new markets, with approximately 1,800 employees in 8 countries throughout the Caribbean and Central and Latin America. In the last four years, we have expanded our Transaction Processing businesses to Panama, Honduras, Mexico and Guatemala.

Favorable cash flow conversion characteristics: Our business is technology driven in nature and allows for significant scalability as our volumes and revenues grow. As a result of high operating margins, limited maintenance and growth capital expenditure requirements, and minimal working capital needs, we have been able to deliver strong cash flows and a consistently high cash flow conversion rate during the past three years.

15-year, exclusive Master Services Agreement and equity alignment with Popular: Popular is the leading financial institution in Puerto Rico with $39 billion in assets and $27 billion in deposits as of December 31, 2010. While it continues to be our largest client, the revenues from our provision of core bank processing and related services to Popular have declined from 35% of total revenues in 2007 to 34% in 2010 and 28% of gross revenues in 2007 to 26% in 2010, on a full year basis, as we have expanded our external client base, product offerings and geographic footprint. We provide a number of critical transaction processing and business solutions products and services to Popular and benefit from the bank’s distribution network and continued support, further strengthened by our ongoing equity alignment. We and Popular have entered into a 15-year Master Services Agreement. According to the terms of the Master Services Agreement, Popular is obligated to continue to utilize our services on an exclusive basis and on commercial terms consistent with the terms of our historical relationship. For further discussion of our ongoing relationship with Popular, refer to the “Summary—Key Relationship with Popular” section of this prospectus.

Experienced management team with strong track record: We maintain a dedicated, multi-disciplinary and highly motivated senior management team that has served us for an average of 19 years. The current management team built and led our business through its transformation from a bank-owned operation to the leading financial technology franchise in the region, and has a proven track record of delivering growth and building strong brand recognition in both positive and negative economic environments. In addition, certain members of our management team have invested in non-voting common stock of Holdings in connection with the Merger.

Our Strategy

We intend to pursue the following business strategies:

Expand in the Latin American region

We are expanding our business geographically in the Latin American region. We believe that we have an inherent competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure as well as our first-hand knowledge of Latin American markets and culture. We believe that significant growth opportunities exist in a number of large markets in which we are not currently present, such as Argentina, Chile, Peru and Colombia. In addition to entering new markets, we continually introduce and offer new products and services to customers in existing markets, such as Mexico, Costa Rica, Panama and the Dominican Republic. We continually evaluate our strategic plans for geographic expansion. As a result, in each year from 2007 to 2009, we either entered a new market or significantly expanded our presence in international markets that we had previously entered. For example, in 2007, we opened our Panama office; in 2008, we established our Mexican operations; and from 2008 to 2009, we were able to triple the number of customers we serve in our Mexican and Panamanian markets.

Leverage the ATH network

We own and operate the leading debit payment and ATM network in Puerto Rico, the ATH network. Further, we believe that ATH is the most widely recognized financial services brand in Puerto Rico. The strength of this brand, coupled with the technology platform that it provides in Puerto Rico, has led most financial institutions to choose ATH as one of the preferred networks associated with the cards that they issue to their customers. As a result, we believe that we are uniquely positioned to develop new products and services to take advantage of our access to Puerto Rico’s entire cardholder base as well as our real-time, data-based knowledge of consumer spending behaviors. As an example, we are in the final stages of developing a person-to-person mobile transfer payment service, which will enable any ATH cardholder, regardless of his or her issuing bank, to conveniently transfer funds to another ATH cardholder online or via a mobile phone. We intend to introduce this service in the near future along with other value-added services that leverage the capabilities and popularity of the ATH network.

Develop and offer new products to our merchant customer base

Our Merchant Acquiring business is Puerto Rico’s largest merchant acquirer, providing an end-to-end electronic payment offering to over 16,000 merchants across Puerto Rico and the U.S. and British Virgin Islands. We plan to continue leveraging this broad customer base by developing and offering additional products and services to cross sell along with our core merchant offerings. Historically, we have been successful in introducing and marketing new products such as cell phone top up services, remote payment capture services, card-not-present processing and online acquiring services. We intend to continue to focus on these and other cross sell opportunities in order to take advantage of our leadership position in the merchant acquiring industry.

Further improve and increase operating efficiency and scale

We are focused on delivering revenue growth along with improving profitability. As a function of our strategy to actively manage our cost base and due to the inherently scalable nature of our business, we have been able to improve Adjusted EBITDA margins in the past three years. We are committed to continue identifying areas where we can optimize our business from a cost perspective. As a result of this strategy as well as our new ownership structure following the Transactions, we believe that our business will be more efficiently run and that our profitability metrics will improve.

Selectively Acquire Complementary Businesses

Historically, we have selectively acquired complementary businesses that allowed us to expand geographically and to broaden our product offering. For example, we acquired ScanData Puerto Rico, in order to expand our banking services offering; we acquired TII Smart Solutions, which allowed us to offer ATM and POS driving services in Central America; and we acquired Sense Software, which enabled us to expand our services offering for small and medium size companies. As our business grows and we expand geographically, we intend to continue to evaluate selected acquisition opportunities in order to complement our current product offering.

Our Services and Products

Transaction Processing

ATH Network and Processing Services

We own and operate the ATH network, which is a combination of devices, communications and application systems that facilitate the processing of ATM and POS transactions. The ATH network is an extensive network of ATMs and POS terminals in the Caribbean and a primary network of electronic transactions in Puerto Rico, the U.S. and British Virgin Islands, the Dominican Republic, Costa Rica, and El Salvador.

Our processing services include providing gateway access to the ATH network, Visa/Plus, MasterCard/Cirrus, American Express, Discover, NYCE and QUEST/EBT. In addition, the processing services we provide to participating financial institutions include: ATH card/debit card issuance; authorization, processing, management and recording of ATM and POS transactions; ATM management and monitoring; POS management and driving services; POS integrated cash register management; and extended POS service for customers’ merchants and authorization services.

Card Processing

Our card processing service offers primary application software modules for card issuing, credit and debit card processing, authorization and settlement, loyalty programs and fraud monitoring and control. We also provide highly customizable systems to manage customer billing and collections and establish key monitoring criteria such as billing cycles or unpaid balances.

Payment Processing

We provide a full product suite of payment and billing solutions for merchants, businesses and financial institutions in Puerto Rico. We provide customized solutions including electronic check processing, personalized websites, integration with financial institution’s websites, online billing, online or batch authorization of funds, lockbox services and electronic business data delivery.

Electronic Benefits Transfer

We have been the exclusive provider of EBT services to the Puerto Rican government since 1998, processing approximately $1.5 billion in annual volume. Our EBT application allows certain agencies to deliver government benefits to participants through a magnetic card system and serves over 700,000 active participants. Our EBT platform includes call centers with dedicated bilingual personnel, a team of accounting professionals for the settlement and reconciliation of transactions, training for employees of the government agencies related to this service, a web-based administration terminal and website access for obtaining balance and transaction information.

Merchant Acquiring

Our Merchant Acquiring business provides services and tools that allow merchants to accept electronic methods of payment such as debit, credit and prepaid cards carrying the ATH, Visa, MasterCard and American Express brands. Our full suite of merchant support services includes, but is not limited to, terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support. We have a direct sales force of approximately 17 representatives and utilize alliances with Banco Popular in order to attract merchants. Revenues generated from the Merchant Acquiring business include discount fees and membership fees charged to merchants, debit network fees and rental income from POS devices and other equipment. Expenses incurred by the Merchant Acquiring business include interchange, network fees and royalties, transaction processing and normal overhead expenses.

The term “merchant” commonly refers to any organization that accepts credit or debit cards for the payment of goods and services. Merchant acquirers help in signing up merchants to accept credit/debit cards.

Merchant acquirers provide the following services and products:

•	Support services and tools to merchants including, but not limited to, terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support.

•	Set-up and training to facilitate the exchange of information and funds between merchants and cardholders’ financial institutions.

•	Support merchants’ ability to accept certain forms of electronic payments such as credit, debit and prepaid cards, electronic checks and government benefit payments.

•	Act as intermediary between the merchant, the credit and debit networks and the financial institutions that issue cards.

Acquirers earn a gross discount which is a certain percentage of the sales amount. Most of the gross discount is remitted to the card network and ultimately to the card issuer as interchange income. Merchant acquirers keep the net acquiring revenue (gross discount less interchange and payment network fees). This net revenue is primarily priced as a percentage of transaction value or as a specified fee per transaction or per service rendered. Merchant acquirers also charge merchants for other services that are unrelated to the number of transactions or the transaction value.

Merchant acquirers sign up and acquire merchants through a variety of ways, including direct sales force, independent sales organizations and referrals from banks. We acquire merchants through our direct sales forces and through referrals from Popular.

Business Solutions

Core Bank Processing

We provide integrated account servicing and management information functions as well as various ancillary value-added complementary products and services. The core bank processing applications that we provide are the principal systems that enable a bank to operate and include systems that process customer deposit and loan accounts, an institution’s general ledgers, central information files and other financial information. These solutions also include extensive security, report generation and other features that financial institutions need to process transactions for their depositors and other customers, as well as to meet their regulatory compliance requirements and their own management information needs. Our core bank processing platform is the principal technology platform that runs Popular’s banking operations in Puerto Rico and the U.S. and British Virgin Islands. We use proprietary technology as a platform for a number of critical services such as online payment systems, deposit systems, credit card processing, electronic billing, and image and workflow management and project management.

Item Processing

Our item processing service is offered in Puerto Rico and allows customers to update their systems and realize banking transactions in an electronic format by receiving, capturing, and preparing images and data of transactions. We employ state of the art systems for the digitization of transactions and images on paper to record data and transmit these records to the customer in a format that meets the customer’s system requirements. Services include check imaging, data entry, processing, archiving, image access and check processing in compliance with Check21 standards.

Cash Processing

We provide end-to-end cash processing for merchants and financial institutions, allowing our customers to manage a larger volume of transactions and anticipate and react faster to changes by reducing manual processing and cash inventory. We are the only provider of cash processing services in Puerto Rico that consolidates and delivers excess cash to the U.S. Federal Reserve. Our services include processing of commercial deposits received by armored truck night deposits at branches, cash and coin distribution, processing of cash requests received by either the Voice Response Unit or the Internet, consolidation and delivery of excess cash to the U.S. Federal Reserve in Puerto Rico, delivery of counterfeit bills to the Secret Service with required forms, monthly reports of client charges, and daily delivery of electronic reports for transactions over $10,000 in compliance with U.S. Bank Secrecy law.

Network Hosting and Management

We operate and install mission-critical transaction networks for financial institutions in Puerto Rico. Our network hosting and management services include: collocation and hosting solutions for network infrastructures at our facilities; automated monitoring services; design, implementation, and maintenance of call centers; interactive voice response solutions; predictive dialers; unified messaging; and design, installation, maintenance, and diagnostics on LAN and WAN network equipment, operations systems, and applications such as Microsoft Exchange, MS-SQL, MS-SMS, and MS-MOM.

IT Professional Services

We provide customizable information technology solutions, utilizing the technology of key business partners including Microsoft, Oracle, Avaya and Cisco to provide a variety of professional services including information technology strategic planning, business process management, system development, application integration, content management, information technology infrastructure services, database management, software installation and maintenance and project management.

Business Process Outsourcing

Our business process outsourcing services include analysis, design, implementation, and support of applications that serve various industries such as banking, insurance, and telecommunications, as well as in the public sector. We integrate third party applications in online payment systems, internet applications, deposit systems, personal and business loan systems, electronic billing, electronic ticketing, finance and human resources systems, image and workflow management, project management and business architecture. We also market our own fully-developed solutions for deposit systems, internet banking, payment kiosks, electronic ticketing systems, banking distribution channels integration and payment integration systems. In addition, we administer and provide child support services via an outsourcing venture with the Puerto Rican government marketed as PRACSES.

Fulfillment

We are one of the largest processors of correspondence for financial institutions, government agencies, telecommunications companies and medical insurance companies in the Caribbean, printing more than 12 million pages and delivering approximately 4 million pieces monthly. Our fulfillment service provides technical and operational resources for producing and distributing variable print documents such as statements, bills, checks and benefit summaries. We also offer storage and management of promotional flyers and inserts.

Intellectual Property

We own numerous registrations for several trademarks in different jurisdictions and own or have licenses to use certain software and technology, which are critical to our business and future success. For example, we own the ATH and EVERTEC trademarks, which are associated by the public, financial institutions and merchants with high quality and reliable electronic commerce, payments, and debit network solutions and services. Such goodwill allows us to be competitive, retain our customers, and expand our business. Further, we also use a combination of proprietary software, including software that we own and technology and software licensed from Popular and other third parties to operate our business and deliver secure and reliable products and services to our customers.

We protect our intellectual property rights by securing trademark and copyright registrations as well as applying for patents in the relevant jurisdictions. We also protect proprietary know-how and trade secrets through company confidentiality policies, licenses, programs, and contractual agreements.

For a description of our arrangements with Popular regarding intellectual property, see “Certain Relationships and Related Party Transactions.”

Competition

Our primary competitors include internal technology departments within financial institutions and retailers, data processing or software development departments of large companies or large computer manufacturers, third-party payment processors, independent computer services firms, companies that develop and deploy software applications, companies that provide customized development, implementation and support services and companies that market software for the financial services industry. Some of these competitors possess substantially greater financial, sales and marketing resources than we do. Competitive factors impacting the success of our services include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance, and support the applications or services, and price. We believe that we compete favorably in each of these categories. In addition, we believe that our relationship with Banco Popular, large market share and financial institution industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against companies with more limited offerings. Major industry players include First Data Corporation, Fidelity National Information Services, Inc., Fiserv, Inc., Total System Services,

Inc. and Global Payments Inc., all of which provide competing transaction processing services. In the business outsourcing market, we also compete with Microsoft Corporation, Avaya Inc. and International Business Machines Corporation. Competitors in the merchant acquiring market include First Data Corporation, Global Payments Inc., Elavon Inc., Sage Payment Solutions and all local banks.

Insurance

We maintain general liability and product liability, property, worker’s compensation, director and officer and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Employees

We employ approximately 1,800 employees in 8 countries throughout the Caribbean and Central and Latin America. None of our employees are subject to collective bargaining agreements, and we consider our relationships with our employees to be good. We have not experienced any work stoppages.

Government Regulation and Payment Network Rules

Oversight by the Federal Reserve

Popular is a bank holding company that has elected to be treated as a financial holding company under the provisions of the Graham-Leach-Bliley Act of 1999. Because of Popular’s indirect ownership interest in us, we are subject to oversight by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and our activities are subject to several related significant restrictions.

Transactions with Affiliates

There are various restrictions on our ability to borrow from, and engage in certain other transactions with, Popular’s bank subsidiaries, Banco Popular and Banco Popular, North America (“BPNA”). In general, Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s Regulation W require that any “covered transaction” that we enter into with Banco Popular or BPNA (or any of their respective subsidiaries), as the case may be, must be secured by designated amounts of specified collateral and must be limited to 10% of Banco Popular’s or BPNA’s, as the case may be, capital stock and surplus. In addition, all “covered transactions” between Banco Popular or BPNA, on the one hand, and Popular and all of its subsidiaries and affiliates (which for these purposes includes EVERTEC) on the other hand, must be limited to 20% of Banco Popular’s or BPNA’s, as the case may be, capital stock and surplus. “Covered transactions” are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, Section 23B and Regulation W require all transactions between us and either Banco Popular or BPNA be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to Banco Popular or BPNA, as the case may be, as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered by Banco Popular or BPNA to, or would apply to, non-affiliated companies.

Permissible Activities

As a result of Popular’s ownership interest in us, we are considered to be a foreign subsidiary of a bank holding company under the Federal Reserve Board’s regulations. Consequently, we rely on the authority granted under the Federal Reserve Board’s Regulation K to conduct our data processing, management consulting and related activities outside the United States. Furthermore, before our predecessor was acquired by Popular, it was engaged in certain activities that are not otherwise permissible for a foreign subsidiary under the banking regulations. We continue to engage in such activities pursuant to authority under the Federal Reserve Board’s Regulation K, which allows a bank holding company to retain, in the context of an acquisition of a going concern, such otherwise impermissible activities if they account for not more than 5% of either the consolidated assets or consolidated revenues of the acquired organization.

Regulatory Reform and Other Legislative Initiatives

The payment card industry recently has come under increased scrutiny from lawmakers and regulators. In July 2010, the Dodd-Frank Act was signed into law in the United States. The Dodd-Frank Act sets forth significant structural and other changes to the regulation of the financial services industry and establishes a new agency, the Bureau of Consumer Financial Protection, to regulate consumer financial products and services (including many offered by us and by our customers). In addition, the Durbin Amendment imposes new restrictions on card networks and debit card issuers. More specifically, the Durbin Amendment provides that interchange transaction fees that a card issuer may receive or charge for an electronic debit transaction must be “reasonable and proportional” to the cost incurred by the card issuer in processing the transaction.

The Federal Reserve Board adopted the final regulations on June 22, 2011. The final regulations (a) set a cap on debit transaction interchange fees to $.21 + 5 bps + $.01 (as a fraud adjustment for issuers that have in place policies and measures to address fraud); (b) require that issuers must enable two unaffiliated payment card networks on their debit cards without regard to authentication method; and (c) prohibit card issuers and payment card networks from entering into exclusivity arrangements for debit card processing and restricts card issuers and payment networks from inhibiting the ability of merchants to direct the routing of debit card transactions over networks of their choice. The final regulations also allows merchants to set minimum dollar amounts (currently, not to exceed $10) for the use of a credit card and provide discounts to consumers who pay with various payment methods, such as cash (which two practices previously violated applicable payment card network rules).

We are currently analyzing the Federal Reserve Board’s final regulations described above; the impact of these final regulations may or may not have a material impact (positive or negative) on our business. In addition to the Dodd-Frank Act, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to diminish the powers of bank holding companies and their affiliates. Such legislation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business or limit permissible activities. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations.

Other Government Regulations

In addition to oversight by the Federal Reserve Board, our services are subject to a broad range of complex federal, state, Puerto Rico and foreign regulation, including privacy laws, international trade regulations, the Bank Secrecy Act, anti-money laundering laws, the U.S. Internal Revenue Code, the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”), the Employee Retirement Income Security Act, the Health Insurance Portability and Accountability Act and other Puerto Rico laws and regulations. Failure of our services to comply with applicable laws and regulations could result in restrictions on our ability to provide them, as well as the imposition of civil fines and/or criminal penalties. The principal areas of regulation (in addition to oversight by the Federal Reserve Board) that impact our business are described below.

Privacy

We and our financial institution clients are required to comply with various state, federal and foreign privacy laws and regulations, including those imposed under the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act. These regulations place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. These laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as, in certain circumstances, obligations to provide notification to affected individuals, states officers and consumer reporting agencies, as well as businesses and governmental agencies that own data, of security breaches of computer databases that contain personal information. In addition, State and Federal government agencies have been contemplating or developing new initiatives to safeguard privacy and enhance data security. As a provider of services to financial institutions, we are required to comply with the privacy regulations and are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves. See “Risk Factors—Risks Related to Our Business—Security breaches or our own failure to comply with privacy regulations and industry security requirements imposed on providers of services to financial institutions and card processing services could harm our business by disrupting our delivery of services and damaging our reputation.”

Anti-Money Laundering and Office of Foreign Assets Control Regulation

Because of Popular’s indirect ownership interest in EVERTEC and because we provide data processing services to both foreign and domestic financial institutions, we are required to comply with certain anti-money laundering and terrorist financing laws and economic sanctions imposed on designated foreign countries, nationals and others. Specifically, we must adhere to the requirements of the Bank Secrecy Act regarding processing and facilitation of financial transactions. Furthermore, as a data processing company that provides services to foreign parties and facilitates financial transactions between foreign parties, we are obligated to screen all transactions for compliance with the sanctions programs administered by OFAC. These regulations prohibit us from entering into or facilitating a transaction that involves persons, governments, or countries designated by the U.S. Government under one or more sanctions regimes.

A major focus of governmental policy in recent years has been aimed at combating money laundering and terrorist financing. Preventing and detecting money laundering, and other related suspicious activities at their earliest stages warrants careful monitoring. The Bank Secrecy Act, along with a number of other anti money laundering laws, imposes various reporting and record-keeping requirements concerning currency and other types of monetary instruments. Actions, such as structuring transactions to avoid Bank Secrecy Act and anti-money laundering law reporting requirements, failing to prepare or file required reports, preparing inaccurate reports, money laundering, attempted money laundering, and advising customers in any of these activities are violations or potential violations of law. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for us.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports of goods or services from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

FCPA and Other

As a data processing company that services both foreign and domestic clients, our business activities in foreign countries, and in particular our transactions with foreign governmental entities, subject us to the anti-bribery provisions of the FCPA. Pursuant to applicable anti-bribery laws, our transactions with foreign government officials and political candidates are restricted. Finally, in the course of business with foreign clients and subsidiaries, we export certain software and hardware that is controlled by the Export Administration Regulations from the United States to the foreign parties. Together, these regulations place restrictions on who we can transact with, what transactions may be facilitated, how we may operate in foreign jurisdictions, and what we may export to foreign countries.

Association and Network Rules

We and certain of our subsidiaries are members of or certified processors for several card associations and payment networks, including the ATH network, MasterCard, Visa, American Express, Discover and numerous debit and electronic benefits transaction networks in connection with the services we provide to our customers. As such, we are subject to applicable card association and network rules, which could subject us to a variety of fines or penalties that may be levied by the card associations or networks for certain acts and/or omissions by us, our sponsorees, acquirer customers, processing customers and/or merchants. We are also subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed by us using the Automated Clearing House Network and to various government laws regarding such operations, including laws pertaining to EBT.

Legal Proceedings

From time to time, we are subject to litigation and arbitration in the ordinary course of business. We are not party to any material litigation or arbitration and are not currently aware of any pending or threatened material litigation at this time.

Property

We own one property in Costa Rica, in the province of San Jose, which is used by our Costa Rican subsidiary for its Transaction Processing business. We also lease space in 12 other locations across the Caribbean and Central and Latin America, including our headquarters in San Juan, Puerto Rico and various data centers and office facilities to meet our sales and operating needs. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the individuals who serve as our executive officers and directors. The respective age of each individual in the table is as of December 31, 2010.

Name	Age	Position
Félix M. Villamil	48	Chief Executive Officer, President and Director
Luis O. Abreu	49	Chief Financial Officer
Carlos J. Ramírez	49	Executive Vice President, Head of Transaction Processing & Business Solutions
Luis G. Alvarado	47	Senior Vice President, Head of Sales for Latin America
James González	43	Senior Vice President, Corporate Development and Strategy
Jorge R. Hernández	45	Senior Vice President, Head of the ATH Network
Mike Vizcarrondo	37	Senior Vice President, Head of the Merchant Acquiring Business
Marc E. Becker	38	Chairman of the Board and Director
Jorge Junquera	62	Director
Nathaniel J. Lipman	46	Director
Matthew H. Nord	31	Director
Richard L. Carrión Rexach	58	Director
Néstor Obie Rivera	64	Director
Scott I. Ross	31	Director
Thomas M. White	53	Director

Félix M. Villamil has been our Chief Executive Officer since the consummation of the Merger. Mr. Villamil has been our President and a director since 2004. Mr. Villamil served as Executive Vice President of Popular (Nasdaq: BPOP) from 2002 to 2004. From 1990 to 2004, Mr. Villamil was employed by Banco Popular. From 1990 to 1995, he served as Vice President–Assistant General Auditor. From 1995 to 1997, Mr. Villamil served as Senior Vice President and General Auditor. From 1997 to 2001, Mr. Villamil served as Senior Vice President–Credit Risk Management Division. Mr. Villamil served as Senior Vice President–Retail Banking Group from 2001 to 2002. Before his employment with Banco Popular, Mr. Villamil served as Vice President–General Auditor for Banco de Ponce from 1989 to 1990. Mr. Villamil began his career as Audit Manager, primarily in the financial institutions segment, for KPMG LLP from 1984 to 1989. Mr. Villamil has been a Certified Public Accountant since 1985. Mr. Villamil has significant experience in the banking and processing business.

Luis O. Abreu has been our Chief Financial Officer since 2004 (except for a brief period from December 1, 2009 to July 1, 2010 when he served as Senior Vice President–Corporate Credit Risk Management for Popular). From 2000 to 2004, Mr. Abreu served as Senior Vice President–Operational Financial Support and from 1995 to 2000, he served as Vice President–Comptroller’s Division for Banco Popular. Mr. Abreu served as Comptroller for Popular Auto from 1992 to 1995 and as Assistant Vice President–Comptroller’s Division at Banco Popular from 1990 to 1992. Prior to that, Mr. Abreu was Assistant Vice President–Financial Planning Division for Banco de Ponce from 1987 to 1990 and a Senior Auditor at PricewaterhouseCoopers LLP from 1982 to 1987. Mr. Abreu has been a registered certified public accountant since 1984.

Mr. Abreu will retire from the position of Chief Financial Officer, effective on August 1, 2011. Mr. Abreu is expected to remain with EVERTEC in his capacity as Senior Vice President until December 1, 2011. See “—Recent Management Changes.”

Carlos J. Ramírez has been our Executive Vice President, Head of Transaction Processing & Business Solutions since 2004. From 1997 to 2004, Mr. Ramírez served as Senior Executive Vice President of Business Development for GM Group, Inc. Puerto Rico. From 1990 to 1997, Mr. Ramírez served as Senior Executive Vice President for GM Group, Inc. International Division. From 1984 to 1990, Mr. Ramírez served as Sales Manager for Multiple Computer Services and he served as Systems Engineer from 1983 to 1984.

Luis G. Alvarado has been our Senior Vice President, Head of Sales for Latin America since 2006. He also serves as President of Serfinsa S.A. de C.V., a position he has held since 2008. Mr. Alvarado served as General Manager of ATH Costa Rica, S.A. from 2000 to 2006 and served as Operations Manager from 1997 to 2000. Prior to joining ATH Costa Rica, S.A., Mr. Alvarado served as Regional Analysis and Programming Chief for Credomatic Costa Rica from 1989 to 1997. Prior to that, he served as 4GL’s Support for UNISYS, CA from 1988 to 1989. From 1987 to 1988, Mr. Alvarado was Development Manager for GB/SYS, S.A. and from 1987 to 1987 he was Assistant of the Operation Department at Instituto Tecnológico of Costa Rica. Mr. Alvarado began his career as a Programmer for Cooperativa Victoria R. L. CR from 1986 to 1987.

James González has been our Senior Vice President, Corporate Development and Strategy since November 2010. Prior to joining EVERTEC, Mr. Gonzalez served as Senior Director from 2008 to 2010 and as Director from 2005 to 2008 of Strategy and Corporate Development for Hewlett-Packard Company. Mr. Gonzalez was also a Senior Analyst and then an Associate and then Manager of Corporate Development for Hewlett-Packard Company from 1995 to 2001. From 2001 to 2005, Mr. Gonzalez served as Manager of Business Development and then as Assistant Treasurer and Director of Business Development for Brocade Communications Systems, Inc. Mr. Gonzalez began his career at Arthur Andersen LLP , where he was a member of the audit staff from 1990 to 1992, and an Audit Senior in 1993.

Jorge R. Hernández has been our Senior Vice President, Head of the ATH Network since 2004. Prior to joining EVERTEC, Mr. Hernández served as Senior Executive Vice President and Manager–ATH/EBT Division of the GM Group, Inc. From 1988 to 2000, Mr. Hernández was employed by Banco Popular of Puerto Rico. Mr. Hernández first joined Banco Popular as a part of the Branch Management Associates Program in 1988. From 1988 to 1992 he served as Project Manager–Marketing Division. From 1992 to 1994, Mr. Hernández served as Project Manager–Telepago Popular. From 1994 to 1998, Mr. Hernández was Assistant Vice President and Manager–Projects Administration Department, Electronic Banking Division. Mr. Hernández served as Vice President and Manager–ATH Network & Operations Department, Electronic Banking Division from 1988 to 1999. Mr. Hernández served as Vice President and Manager–Electronic Banking Division from 1999 to 2000. Mr. Hernández began his career as an Account Executive–Direct Marketing Group at Badillo Saatchi & Saatchi from 1987 to 1988.

Mike Vizcarrondo has been our Senior Vice President, Head of the Merchant Acquiring Business since the consummation of the Merger. Prior to the Merger, Mr. Vizcarrondo has served in that capacity for Banco Popular since 2006. From 2000 to 2006, Mr. Vizcarrondo served as Vice President–Corporate Banking for Banco Popular. From 1996 to 2000, Mr. Vizcarrondo served as Portfolio Manager–Treasury Division for Banco Popular. Mr. Vizcarrondo is the nephew of Mr. Carrión, who is a member of our board of directors since the consummation of the Merger.

Marc E. Becker has been Chairman of our board of directors since the consummation of the Merger. Mr. Becker is a partner of Apollo. He has been employed with Apollo since 1996 and has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including Affinion Group Holdings, Inc., since October 2005, Quality Distribution, Inc., Realogy Corporation and SOURCECORP Incorporated. During the past five years, Mr. Becker also served as a director of Countrywide plc (from May 2007 to May 2009), National Financial Partners (from May 2007 to January 2009) and Metals USA Inc. (from November 2005 to December 2007). Mr. Becker has significant experience in making and managing private equity investments on behalf of Apollo and over 15 years experience in financing, analyzing and investing in public and private companies.

Jorge Junquera has been a member of our board of directors since the consummation of the Merger. Mr. Junquera has been Senior Executive Vice President of Popular since 1997. Mr. Junquera has been Chief Financial Officer of Popular and Banco Popular and Supervisor of the Financial Management Group of Popular since 1996. Mr. Junquera has also served as President and Director of Popular International Bank, Inc., a direct wholly-owned subsidiary of Popular, since 1996. Mr. Junquera has also been President of Banco Popular, National Association since 2001. Mr. Junquera served as Director of Banco Popular until 2000. He again undertook the role of Director from 2001 to the present. He has also served as a Director of Popular North America, Inc. since 1996 and of other indirect wholly-owned subsidiaries of Popular. Mr. Junquera has significant experience managing financial institutions and serving on boards of directors.

Nathaniel J. Lipman has been a member of our board of directors since the consummation of the Merger. Mr. Lipman has served as the Chief Executive Officer and a director of Affinion Group Holdings, Inc. since October 17, 2005. Mr. Lipman has also served as the Chief Executive Officer and Chairman of the Board of Directors of Affinion Group, Inc. since October 17, 2005. Mr. Lipman served as the President of Affinion Group Holdings, Inc. from October 17, 2005 to January 14, 2011, the President of Affinion Group, Inc. from October 17, 2005 to January 13, 2010. He was formerly the President and Chief Executive Officer of Trilegiant, Inc. starting in August 2002 and President and Chief Executive Officer of Cendant Marketing Group starting in January 2004. From September 2001 until August 2002, he was Senior Executive Vice President of Business Development and Marketing of Trilegiant. He served as Executive Vice President of Business Development for Cendant Membership Services from March 2000 to August 2001. He joined the Alliance Marketing Division of Cendant in June 1999 as Senior Vice President, Business Development and Strategic Planning. Mr. Lipman was previously Senior Executive Vice President, Corporate Development and Strategic Planning, for Planet Hollywood International, Inc., from 1996 until April 1999. Prior to his tenure at Planet Hollywood, Mr. Lipman was Senior Vice President and General Counsel of House of Blues Entertainment, Inc. and Senior Corporate Counsel at The Walt Disney Company. Mr. Lipman has over 15 years of experience managing and serving on the boards of various corporations.

Matthew H. Nord has been a member of our board of directors since the consummation of the Merger. Mr. Nord is a principal of Apollo, where he has been employed since 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on several boards of directors, including Affinion Group Holdings, Inc. since October 2006, SOURCECORP Incorporated, Hughes Telematics, Inc. and Noranda Aluminum Holding Corporation. During the past five years, Mr. Nord has also served as a director of Mobile Satellite Ventures, a subsidiary of Skyterra Communications, Inc. (from September 2006 to April 2008). Mr. Nord has significant experience in making and managing private equity investments on behalf of Apollo and over nine years experience in financing, analyzing and investing in public and private companies.

Richard L. Carrión Rexach has been a member of our board of directors since the consummation of the Merger. Mr. Carrión has been Chairman of the Board of Popular since 1993, Chief Executive Officer since 1994 and President from 1991 to January 2009 and from May 2010 to the present. Mr. Carrión has been Chairman of Banco Popular since 1993 and Chief Executive Officer since 1989. Mr. Carrión has been President of Banco Popular from May 2010 to present and from 1985 to 2004. Mr. Carrión is also Chairman and Chief Executive Officer of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular. Mr. Carrión has also been a director of the Federal Reserve Bank of New York since January 2008; Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1982; and Chairman and Director of Banco Popular Foundation, Inc. since 2005. Mr. Carrión has also been a Member of the Board of Directors of Verizon Communications, Inc. since 1995; and former member of the Board of Directors of Wyeth. Mr. Carrión’s 35 years of banking experience and 26 years at the head of Popular has given him a significant level of knowledge of the Puerto Rico financial system. Mr. Carrión is the uncle of Mr. Vizcarrondo, who has been our Senior Vice President, Head of the Merchant Acquiring Business since the consummation of the Merger.

Néstor Obie Rivera has been a member of our board of directors since the consummation of the Merger. Mr. Rivera has been Executive Vice President of Banco Popular, in charge of the Retail Banking and Operations Group since April 2004 which includes the Regions and Branches in Puerto Rico and the Virgin Islands, TeleBanco, Internet and ATH, and Savings Products Before assuming this position, Mr. Rivera served as Senior Vice-President in charge of the Individual Banking Division from 1988 to 2004. Prior to 1988, Mr. Rivera served as Director of the Banco Popular Human Resources division since 1986. Previous to assuming this position, Mr. Rivera served as manager of the Salary Administration Department since 1970. Before joining Banco Popular, Mr. Rivera served in the United States Air Force, Air National Guard and US Air Force Reserve. Mr. Rivera has significant experience managing financial institutions.

Scott I. Ross has been a member of our board of directors since the consummation of the Merger. Mr. Ross is a principal of Apollo. Mr. Ross joined Apollo and has been employed by Apollo since 2004 (except for the period from August 2008 until September 2009 when he was employed by Shumway Capital Partners). Prior to 2004, Mr. Ross was a member of the Fixed Income, Currencies and Commodities Division and then a member of the Merchant Banking Division of Goldman, Sachs & Co. Mr. Ross has significant experience in making and managing private equity investments on behalf of Apollo and over eight years experience in financing, analyzing and investing in public and private companies.

Thomas M. White has been a member of our board of directors since March 2011. Mr. White joined Apollo in May 2007 as an Operating Partner in the distribution and transportation industries. From November 2009 to November 2010, he served as interim Chief Financial Officer of SkyLink Aviation, Inc., an Apollo owned transportation and logistics entity based in Toronto. From April 2009 to July 2009, Mr. White served as interim Chief Financial Officer of CEVA Group, plc, an Apollo owned global logistics and supply chain company based in the Netherlands. From 2002 to 2007, Mr. White was the Senior Vice President, Chief Financial Officer and Treasurer of Hub Group, Inc., a NASDAQ listed company providing transportation management, intermodal, truck brokerage and logistics services. Prior to joining Hub Group, Mr. White was a senior audit partner with Arthur Andersen, which he joined in 1979. Mr. White currently serves on the board of directors of Quality Distribution Inc., SkyLink Aviation Inc., CEVA Group plc, and Landauer, Inc. Mr. White served on the board of directors of FTD, Inc. Mr. White is a CPA. With his experience as a Chief Financial Officer, as a senior audit partner at Arthur Andersen, and service on other audit committees, including that of a public company, as well as his educational background, Mr. White brings an understanding of financial statements, financial reporting and internal controls, to our board.

Recent Management Changes

Luis O. Abreu, our Senior Vice President and Chief Financial Officer, informed our board of directors of his intention to retire from the position of Chief Financial Officer, effective on August 1, 2011, and our board of directors accepted Mr. Abreu’s retirement on June 30, 2011. Mr. Abreu is expected to remain with EVERTEC in his capacity as Senior Vice President until December 1, 2011 to allow for a smooth transition for his successor.

In connection with Mr. Abreu’s retirement, Mr. Abreu and EVERTEC entered into an amendment to his existing Employment Agreement (as amended, the “Abreu Employment Agreement”) to (i) define the termination date as December 1, 2011, (ii) clarify that the appointment of a successor to the position of Chief Financial Officer does not constitute “Good Reason” under the Abreu Employment Agreement, (iii) clarify Mr. Abreu’s transition role, (iv) terminate that certain Option Agreement, dated as of February 11, 2011, between Mr. Abreu and Holdings and (v) set forth the terms pursuant to which Mr. Abreu will sell his 16,500 shares of non-voting common stock of Holdings back to Holdings (which sale has been completed). In connection with his retirement on December 1, 2011, and subject to his execution of a release of claims at that time, Mr. Abreu is expected to receive a severance payment of $327,462 less applicable withholding taxes.

On June 30, 2011, our board of directors appointed Juan Jose Román-Jiménez, age 46, to succeed Luis O. Abreu as EVERTEC’s Chief Financial Officer effective as of August 1, 2011. Mr. Román-Jiménez has served as Vice President of Finance and Chief Financial Officer of Triple-S Management Corporation since 2002. From 1996 to 2002, Mr. Román-Jiménez held numerous positions with Triple-S Management Corporation or its subsidiaries. From 1987 to 1995, Mr. Román-Jiménez worked at KPMG LLP. He has been a Certified Public Accountant and a member of the Puerto Rico Society of Certified Public Accountants as well as the American Institute of Certified Public Accountants since 1989.

In connection with Mr. Román-Jiménez’s appointment, Mr. Román-Jiménez and EVERTEC entered into an Employment Agreement (the “Román-Jiménez Employment Agreement”), dated as of June 30, 2011. The Román-Jiménez Employment Agreement contemplates that Mr. Román-Jiménez will serve in the positions of Chief Financial Officer and Executive Vice President of EVERTEC for a period commencing on August 1, 2011 and ending on August 1, 2016, unless terminated earlier pursuant to the Román-Jiménez Employment Agreement. The terms of the Román-Jiménez Employment Agreement provide for, among other things, (1) an annual base salary of $375,000 (which will be pro-rated for any partial calendar year), subject to annual review by our board of directors; and (2) an annual bonus with a target of up to 75% of Mr. Román-Jiménez’s annual base salary, consisting of a bonus of 50% of base salary contingent on EVERTEC’s attainment of its annual budget as established by our board of directors and a bonus of 25% of base salary contingent on the achievement of qualitative and quantitative performance goals established by our board of directors; provided that Mr. Román-Jiménez’s annual bonus will be $262,500 for calendar year 2011 (which will be pro-rated from August 1, 2011) and his annual bonus for calendar year 2012 will be equal to at least 37.5% of his base salary subject to continued employment through December 31, 2012. Mr. Román-Jiménez is eligible to participate in EVERTEC’s retirement and other employee benefit plans and policies that it makes generally available to other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Mr. Román-Jiménez and Holdings entered into a Stock Option Agreement (the “Option Agreement”), dated as of June 30, 2011, in accordance with the Equity Incentive Plan (as defined in “—Executive Compensation Program—Holdings 2010 Equity Incentive Plan”). The Option Agreement provides for a grant of 65,000 Tranche A Options, 65,000 Tranche B Options and 65,000 Tranche C Options to purchase non-voting common stock of Holdings, each with an exercise price of $10.00 per share. In addition, Mr. Román-Jiménez and Holdings entered into a Subscription Agreement, dated as of June 30, 2011, pursuant to which Mr. Román-Jiménez has agreed to purchase 15,000 shares of non-voting common stock of Holdings at a price of $10.00 per share.

Board Composition

Our board of directors is composed of nine directors, all of whom are named in this prospectus. Subject to certain exceptions set forth in the Stockholder Agreement described elsewhere in this prospectus, so long as AP Carib, together with its affiliates, owns at least 25% of our outstanding voting common stock, AP Carib will generally have the right to nominate five directors, and so long as Popular, together with its affiliates, owns at least 25% of our outstanding voting common stock, Popular will generally have the right to nominate three directors, subject to certain adjustments if Popular and its affiliates beneficially own voting common stock of Holdings representing at least 10% more than the amount of voting common stock of Holdings beneficially owned by AP Carib and its affiliates at such time. Pursuant to the Stockholder Agreement, Messrs. Becker, Lipman, Nord, Ross and White were nominated by Apollo, and Messrs. Carrión, Junquera and Rivera were nominated by Popular. Pursuant to the Stockholder Agreement, our Chief Executive Officer also serves as a director.

Our board of directors has established an Audit Committee and a Compensation Committee. In addition, the board of our parent company, Holdings, also has a Compensation Committee that administers plans in which our directors, officers and employees participate.

Compensation Committee

The Compensation Committees both at the Holdings and EVERTEC levels consist of at least three board members, one of which is appointed as chairman. The committees must meet at least once a year. The Holdings Compensation Committee is created for the primary purpose of making decisions related to the equity-based compensation of EVERTEC employees and directors. This is because the stock option plan that the board of directors has adopted provides for equity awards in the form of derivates of Holdings stock. The responsibilities of the Holdings Compensation Committee include: reviewing the CEO’s equity based compensation; administering all equity based compensation plans; in consultation with the EVERTEC Compensation Committee, approving all equity-based compensation for other officers and directors; and, in consultation with the EVERTEC Compensation Committee, adopt, modify, or terminate the equity-based compensation plans.

The EVERTEC Compensation Committee is similar in composition to the Holdings Compensation Committee but its primary responsibilities include: recommending to the EVERTEC Board, the Company’s compensation policy; reviewing and approving the CEO’s performance goals and objectives and making decisions regarding his non-equity based compensation; recommending to the Holdings Compensation Committee any equity- based compensation; approving non- equity based compensation for other executives; and reviewing the disclosures in the compensation and discussion analysis contained in public disclosures and if required by SEC rules, preparing an annual compensation report for inclusion in the annual report on Form10-K.

The three board members that form the compensation committees are: for Apollo, Messrs. Becker, chairperson, and Ross and, for Popular, Mr. Rivera.

Audit Committee

The Audit Committees for Holdings and EVERTEC also consists of at least three board members which must meet at least 4 times a year, including once every fiscal year. The responsibilities of the Holdings Audit Committee include overseeing the following the integrity of Holding’s financial statements; its independent auditor’s qualifications, independence and performance; the performance of Holding’s internal audit function; and Holding’s compliance with laws and regulations. The EVERTEC Audit Committee has similar responsibilities regarding EVERTEC’s financial statements and compliance requirements. However, since EVERTEC will be converting its debt into publicly traded security, its audit committee must also oversee the financial disclosure requirements of annual and quarterly Form 10-K and 10-Q filings. The three board members that form the audit committees are: for Apollo, Messrs. Ross, chairperson, and Nord and, for Popular, Mr. Junquera.

Executive Compensation

The information in this Executive Compensation section reflects the compensation structure and policies of the Company as of December 31, 2010, unless otherwise noted.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation

Following the Merger, we have developed stand-alone compensation programs for our executives, including our named executive officers as of December 31, 2010 (“NEOs”). These programs were designed to retain our executives, while also motivating them to achieve specific objectives and aligning their interests with our shareholders.

This Compensation Discussion and Analysis describes our compensation objectives, practices and decisions for the post-Merger period from October 1, 2010 through December 31, 2010 with respect to the following NEOs:

NAME	TITLE
Mr. Félix Villamil	President and Chief Executive Officer (“CEO”)
Mr. Luis O. Abreu	Chief Financial Officer (“CFO”)
Mr. Carlos Ramírez	Executive Vice President, Head of Transaction Processing & Business Solutions
Mr. Luis G. Alvarado	Senior Vice President, Head of Sales for Latin America
Mr. Jorge R. Hernández	Senior Vice President, Head of the ATH Network

Compensation for our NEOs is designed to provide rewards commensurate with each NEO’s contribution to our short and long-term business goals and objectives. In general, our executive compensation strategy is designed to achieve the following objectives:

•	Attract and retain highly qualified executives.

•	Provide executives with compensation that is competitive within the markets in which we operate.

•	Establish compensation packages that take into consideration the executive’s role, qualifications, experience, responsibilities, leadership potential, individual goals and performance.

•	Align executive compensation to support our objectives.

Our compensation program for our NEOs consists of the following key elements:

•	Base salary.

•	Short-term cash incentives based on performance.

•	Long-term equity incentives also based on performance.

•	Other benefits and perquisites.

Role of Compensation Committees

From October 1, 2010 through December 31, 2010 compensation-related decisions with respect to our NEOs were made by the EVERTEC and Holdings boards of directors, including our board’s approval of the October 1, 2010 employment agreements between EVERTEC and Messrs. Villamil, Abreu, Ramirez, Alvarado and Hernández, discussed in further detail in the narrative following the “Summary Compensation” Table; and the approval by the Holdings board of the Equity Incentive Plan (as defined in “—Executive Compensation Program—Holdings 2010 Equity Incentive Plan”) on December 8, 2010. The compensation committee of EVERTEC (the “EVERTEC Committee”) and the compensation committee of Holdings (the “Holdings Committee”) were established by the respective boards of directors on February 1, 2011. These compensation committees have the following responsibilities:

The EVERTEC Committee is responsible for recommending to our board of directors the general compensation philosophy and objectives for EVERTEC, making decisions relating to the compensation of our CEO, approving the compensation of our other executive officers, and making recommendations to the Holdings

Committee with respect to the equity-based compensation for our executive officers and directors. The EVERTEC Committee is also charged with overseeing the risk assessment of our compensation arrangements applicable to our executive officers and other employees, and reviewing and considering the relationship between risk management policies and practices, and compensation.

The Holdings Committee is responsible for the decisions related to the equity-based compensation of our CEO and other executive officers as well as the administration of Holdings’ equity-based compensation plans, in which our NEOs may participate.

Our CEO is not permitted to attend any meeting of the EVERTEC Committee or the Holdings Committee where the CEO’s performance or compensation is discussed, unless specifically invited by the committee. We expect both compensation committees, which at present are composed of the same individuals, to meet jointly and as often as necessary, but at least once each year. Although the Holdings Committee and the EVERTEC Committee are primarily responsible for analyzing the compensation programs and making recommendations to our board of directors, both committees have the authority to hire a compensation consultant to assist them in fulfilling their duties.

Executive Compensation Program

In 2011, the EVERTEC and Holdings Committees will conduct a comprehensive review of the compensation philosophy and objectives, and will make any changes they consider appropriate following, as applicable, the general compensation practices in the processing industry and the prevailing economic scenarios in the countries in which we do business.

Elements of Compensation

Base Salary

In connection with the Merger and in order to retain our key executives, on October 1, 2010 we entered into five-year employment agreements with Messrs. Villamil, Abreu, Ramírez, Alvarado and Hernández, as well as other business-line executives. Pursuant to their respective employment agreements, Messrs. Villamil, Abreu, Ramírez, Alvarado and Hernández are paid annual base salaries as follows:

Base Salary
Félix M. Villamil, President & CEO	$500,000
Luis O. Abreu, CFO	$165,000
Carlos J. Ramírez, Executive Vice President	$235,000
Luis G. Alvarado, Senior Vice President	$190,000
Jorge R. Hernández, Senior Vice President	$190,000

Annual base salary for our NEOs is subject to annual review by our board of directors or the EVERTEC Committee for possible increase at the board’s sole discretion.

Performance-Based Incentive Compensation

Merger Bonus

Our NEOs, other than Mr. Villamil, received a Merger Bonus on October 15, 2010. The total amount of Merger Bonus received by each of our NEOs was as follows:

NEO	Merger Bonus Payment
Félix M. Villamil, President & CEO	$0
Luis O. Abreu, CFO	$538,817
Carlos J. Ramírez, Executive Vice President	$820,829
Luis G. Alvarado, Senior Vice President	$767,954
Jorge R. Hernández, Senior Vice President	$687,452

The Merger Bonus was a special payment made to our senior executives in consideration for the successful completion of the Merger and in recognition of the individual’s contribution in the Merger process. The amount awarded to each individual was determined by multiplying by 2.25, the individual’s total cash compensation received in 2009, which consisted of base salary, statutory Christmas bonus and short-term cash incentive bonus.

Due to restrictions imposed on Popular under the United States Treasury Department’s Capital Purchase Program (“CPP”) under the Emergency Economic Stabilization Act of 2008, Mr. Villamil did not receive the Merger Bonus in 2010. However, his Employment Agreement provides that he is entitled to receive a retention bonus payment of $75,000 at the end of each of the first full twelve calendar quarters after October 1, 2010, or $900,000 in total. The first retention bonus payment was made on January 21, 2011. Mr. Villamil’s receipt of the additional retention bonus payments is contingent upon his continued employment with us.

Annual Bonus

We did not establish bonus metrics or goals for the post-Merger period following the Merger. Instead, our board of directors, in consultation with our management, determined to pay annual bonuses to our NEOs based on a subjective assessment of each NEOs contribution to our business in 2010. The following are the bonus amounts paid to each NEO:

NEO	2010 Annual Bonus
Félix M. Villamil, President & CEO	$196,875
Luis O. Abreu, CFO	$46,761
Carlos J. Ramírez, Executive Vice President	$92,689
Luis G. Alvarado, Senior Vice President	$57,000
Jorge R. Hernández, Senior Vice President	$75,411

For 2011 and thereafter, the EVERTEC Committee will establish the budget and performance parameters for the bonus plan for each of our fiscal years pursuant to which each NEO will be eligible to receive an annual cash incentive bonus equivalent to a percentage of his or her base salary, as described below in the narrative under “Employment Agreements” following the “Summary Compensation” Table.

Holdings 2010 Equity Incentive Plan

On September 30, 2010, the Holdings board of directors adopted the Carib Holdings, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan” or “Plan”). The purpose of the Equity Incentive Plan is to provide a means through which Holdings and its subsidiaries may attract and retain key personnel and whereby its directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in Holdings or be paid incentive compensation, thereby strengthening their commitment to the welfare of Holdings and its subsidiaries and aligning their interests with those of Holdings’ shareholders. Holdings reserved 2,921,604 shares of its Class B Non-Voting Common Stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Equity Incentive Plan. The Holdings board of directors was in charge of administering the Equity Incentive Plan until February 1, 2011 when it delegated this responsibility to the Holdings Committee.

On December 8, 2010 the Holdings board of directors approved a resolution authorizing the grant of stock options, restricted stock and other equity awards under the Equity Incentive Plan to our senior executives, key employees and directors, including our NEOs. Pursuant to the December 8, 2010 board authorization, on February, 11, 2011, Holdings entered into stock option agreements with our NEOs and other senior executives.

Subject to the terms and conditions set forth in the applicable stock option agreement and the Equity Incentive Plan, Holdings grants Plan participants the right to purchase shares of Holdings Class B Non-Voting Common Stock in three tranches. The Plan participant will become vested in their options as follows: (1) Tranche A options will vest in five equal installments, the first of which vests on September 30, 2011 and thereafter on September 30 of each year for the next four years until September 30, 2015, (2) Tranche B options will vest at such time as the Investor Internal Rate of Return equals or exceeds 25% based on cash proceeds received by the Investor, and (3) Tranche C options will vest at such time as the Investor Internal Rate of Return equals or exceeds 30%; provided, that, the participant is then employed by us or an affiliate.

For purposes of these vesting provisions, the Investor is Apollo Investment Fund VII, L.P., and the Investor Internal Rate of Return, or IRR, is the rate of return measured in cash and any securities received by the Investor as a return on its investment in the common stock of Holdings.

The stock options granted to our NEOs on February 11, 2011 are as follows:

EMPLOYEE	TOTAL OPTIONS	TRANCHE A	TRANCHE B	TRANCHE C	% OF OPTION POOL
Félix M. Villamil, President & CEO	584,320	194,774	194,773	194,773	20.00%
Luis O. Abreu, CFO	175,296	58,432	58,432	58,432	6.00%
Carlos J. Ramírez, Executive Vice President	233,728	77,910	77,909	77,909	8.00%
Luis G. Alvarado, Senior Vice President	175,296	58,432	58,432	58,432	6.00%
Jorge Hernandez, Senior Vice President	175,296	58,432	58,432	58,432	6.00%
Other Participants	1,280,634	426,885	426,878	426,871	43.83%
Undistributed Option Pool	297,034	—	—	—	10.17%
Total Options Available under the Plan	2,921,604				100.00%

On February 11, 2011, pursuant to his employment agreement, Holdings entered into a restricted stock agreement with Mr. Villamil whereby Holdings will grant Mr. Villamil 80,000 shares of its Class B Non-Voting Common Stock over a vesting period of four years in substantially equal bi-weekly installments on each of EVERTEC’s normal payroll dates beginning on March 4, 2011. The restricted stock is not granted under the Equity Incentive Plan but is subject to the terms of the Plan. Except for Mr. Villamil, we do not contemplate granting restricted stock to our employees. In general, we view options as the appropriate means of providing incentive to employees to promote our growth in a manner that is aligned with our investors. In the case of Mr. Villamil, we wanted to deliver greater value, due in part to the CPP-restrictions to which he was subject as an executive of Popular, and to provide a retention incentive.

Other Compensation

Statutory Cash Bonus Payment

Each of our NEOs, including Mr. Villamil, received in 2010 the payment of a Christmas bonus. As a general rule, Puerto Rico law requires that employers pay employees that worked more than 700 hours in a year, an amount which cannot be less than $600.00 as a Christmas bonus, which must be paid on or before December 15. In 2010 our policy was to pay a Christmas bonus to employees in Puerto Rico in an amount equivalent to half a month payment of the employee’s base salary. In Costa Rica, where Mr. Alvarado works, the law requires an amount equivalent to one month of total earnings to be paid as a Christmas bonus. In 2010, the Christmas bonus payment was made on December 3. The amount paid to each of our NEOs was as follows:

NEO	Christmas Bonus Payment
Félix M. Villamil, President & CEO	$17,375.00
Luis O. Abreu, CFO	$6,875.00
Carlos J. Ramírez, Executive Vice President	$9,791.60
Luis G. Alvarado, Senior Vice President	$15,783.00
Jorge R. Hernández, Senior Vice President	$7,916.60

Benefits and Perquisites

Our NEOs participate in the same benefit programs as the rest of our general employee population. These benefits include health insurance coverage, participation in EVERTEC Savings & Investment Plan, short-term and long-term disability insurance, and life insurance, among others. In addition, our senior executives, including our NEOs, are eligible for certain perquisites, which do not constitute a significant portion of their total compensation package. During 2010, these additional perquisites included the use of Company-owned automobiles, periodic comprehensive medical examinations and a limited number of personal tickets to events sponsored by EVERTEC. For 2011, we anticipate that we will maintain the same perquisites and benefits for senior executives, including our NEOs. Such benefits will be periodically reviewed based on market trends and regulatory developments.

Forgivable Loan for Félix M. Villamil

We signed with Mr. Villamil a Promissory Note and Forgivable Loan, and Stock Pledge Agreement on September 29, 2010 pursuant to which we made a loan for $340,000 to Mr. Villamil. We forgave the principal and interest under the Promissory Note in twelve substantially equal bi-weekly installments on each payroll date commencing on October 29, 2010, pursuant to the terms of this agreement. Of this amount, $170,000 was forgiven during 2010, which was included as part of his compensation for the year, and the remainder was forgiven by March 7, 2011.

Stock Ownership and Retention

Pursuant to their employment agreements, as part of the Merger, our senior executives, except for Mr. Villamil, invested part of the after-tax proceeds of the Merger Bonus each of them received in Class B Non-Voting Common Stock of Holdings so that our senior executives would have a meaningful economic stake in the value of EVERTEC. Mr. Villamil did not receive a Merger Bonus due to the CPP restrictions and thus, did not purchase stock, although he will receive company stock pursuant to the restricted stock agreement discussed above. Messrs. Abreu, Alvarado and Hernández each invested 50% of their after-tax proceeds of the Merger Bonus in Class B Non-Voting Common Stock. Mr. Ramírez invested $185,000, which is less than 50% of the after tax proceeds of the Merger Bonus that he received, due to personal circumstances. Mr. Villamil did not make any other investment in Class B Non-Voting Common Stock because we believe he will have sufficient share ownership due to his grant of restricted stock.

Each of Messrs. Abreu, Alvarado, Hernández and Ramírez signed a subscription agreement and purchased the Class B Non-Voting Stock on February 11, 2011. Pursuant to their subscription agreements, our NEOs are not permitted to sell, transfer, pledge, or otherwise dispose of or assign the shares acquired except in accordance with applicable law and the terms of the Stockholder Agreement, which permits a transfer of Class B Non-Voting Stock in connection with a public sale or a transfer of Holdings shares as permitted by the Stockholder Agreement.

SUBSCRIBING MANAGEMENT HOLDER	SUBSCRIBED FOR SHARES	AGGREGATE CONSIDERATION PAID
Félix M. Villamil, President & CEO	0	0
Luis O. Abreu, CFO	16,500	$165,000
Carlos J. Ramírez, Executive Vice President	18,500	$185,000
Luis G. Alvarado, Senior Vice President	27,300	$273,000
Jorge R. Hernández, Senior Vice President	20,500	$205,000

As discussed further under “—Recent Management Changes,” Mr. Abreu recently sold his Class B Non-Voting Stock to Holdings.

Tax Deductibility of Executive Compensation

The EVERTEC Committee and Holdings Committee intend to have applicable compensation payable for NEOs residing in Puerto Rico, to be deductible for Puerto Rican income tax purposes, unless there are valid compensatory reasons for paying non-deductible amounts in order to ensure competitive levels of total compensation.

Compensation Risk Assessment

At this time, no compensation risk assessment has yet been made. Existing employment and compensation arrangements were put in place in the context of the Merger without giving consideration to risk.

Summary Compensation Table

The following table summarizes the total compensation of each of our NEOs for services rendered during the post-Merger period from October 1 through December 31, 2010.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (3)	Total
Félix M. Villamil President & CEO	2010	125,000	17,375	—	—	196,875	—	185,920	525,170
Luis O. Abreu CFO	2010	41,250	545,692	—	—	46,761	—		633,703
Carlos Ramírez Executive Vice President	2010	58,750	830,621	—	—	92,689	—		982,060
Luis G. Alvarado Senior Vice President	2010	47,500	783,737	—	—	57,000	—	10,774	899,011
Jorge R. Hernández Senior Vice President	2010	47,500	695,369	—	—	75,411	—		818,280

(1)	Includes a Christmas Bonus equal to 4.17% of base pay in accordance with general practice applicable to EVERTEC employees working in Puerto Rico, which was paid on December 3, 2010. For Mr. Alvarado, who works in Costa Rica, the Christmas Bonus equals one month of total earnings. Also includes a Merger Bonus awarded due to the completion of the Merger (except for Mr. Villamil), which was paid on October 15, 2010.

(2)	Amounts include performance incentives earned in respect of 2010 and paid in April 2011.

(3)	Amounts for Messrs. Villamil and Alvarado include annual car-value depreciation on accounting books for year-ended 2010. Mr. Villamil’s amount also includes $170,000 in principal and interest under a forgivable loan that was forgiven in the fourth quarter of 2010 (pursuant to Mr. Villamil’s Employment Agreement).

Employment Agreements

We entered into employment agreements with Messrs. Villamil, Abreu, Ramírez, Alvarado and Hernández on October 1, 2010, each with a term ending on October 1, 2015.

Félix M. Villamil. The terms of Mr. Villamil’s employment agreement provide for, among other things, (1) an annual base salary of $500,000; (2) an annual bonus with a target of up to 100% of Mr. Villamil’s annual base salary with 50% contingent on EVERTEC’s attainment of our annual budget as established by our board of directors and 50% contingent on the achievement of qualitative and quantitative performance goals established by our board of directors; and (3) quarterly retention bonuses of $75,000 for each of the 12 quarters from October 1, 2010 until October 1, 2013, contingent on Mr. Villamil’s continuing employment with us. Mr. Villamil is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Luis O. Abreu. The terms of Mr. Abreu’s employment agreement provide for, among other things, (1) an annual base salary of $165,000; and (2) an annual bonus with a target of up to 70% of Mr. Abreu’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC’s attainment of our annual budget as established by our board of directors and a bonus of 40% of base salary contingent on the achievement of qualitative and quantitative performance goals established by our board of directors. Mr. Abreu is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

In connection with Mr. Abreu’s retirement from the position of Chief Financial Officer effective August 1, 2011 and from the position of Senior Vice President effective December 1, 2011, we entered into an amendment to his employment agreement in June 2011. See “—Recent Management Changes” for additional information.

Carlos J. Ramírez. The terms of Mr. Ramírez’s employment agreement provide for, among other things, (1) an annual base salary of $235,000; and (2) an annual bonus with a target of up to 75% of Mr. Ramírez’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC’s attainment of our annual budget as established by our board of directors, a bonus of 25% of base salary contingent on the achievement of financial performance of the business lines he has in charge and 20% qualitative and quantitative performance goals established by our board of directors. Mr. Ramírez is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Luis G. Alvarado. The terms of Mr. Alvarado’s employment agreement provide for, among other things, (1) an annual base salary of $190,000; and (2) an annual bonus with a target of up to 70% of Mr. Alvarado’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC’s attainment of our annual budget as established by our board of directors, a bonus of 20% of base salary contingent on the achievement of financial performance of the business line he has in charge and 20% qualitative and quantitative performance goals established by our board of directors. Mr. Alvarado is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Jorge R. Hernández. The terms of Mr. Hernández’s employment agreement provide for, among other things, (1) an annual base salary of $190,000; and (2) an annual bonus with a target of up to 70% of Mr. Hernandez’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC’s attainment of our annual budget as established by our board of directors and a bonus of 40% of base salary contingent on the achievement of qualitative and quantitative performance goals established by our board of directors. Mr. Hernandez is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Grants of Plan-Based Awards

We did not grant awards to our NEOs under any equity or non-equity incentive plan during the post-Merger period from October 1, 2010 through December 31, 2010. See “—Executive Compensation Program—Elements of Compensation—Performance-Based Incentive Compensation—Holdings 2010 Equity Incentive Plan” for a discussion of equity-based awards granted to our NEOs in 2011.

Outstanding Equity Awards at 2010 Fiscal Year End

There were no outstanding equity awards held by any of our NEOs as of December 31, 2010.

Option Exercises and Stock Vested

No stock options were exercised and no stock awards vested during the post-Merger period from October 1, 2010 through December 31, 2010.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide defined benefit pension benefits or non-qualified deferred compensation.

Potential Payments upon Termination or Change in Control

We do not have change-in-control agreements with our CEO or other NEOs. Nevertheless, Mr. Villamil’s restricted stock agreement provides that in the event of a change in control of EVERTEC, all restricted shares that are not vested become fully vested and non-forfeitable. For purposes of Mr. Villamil’s restricted stock agreement, a “change in control” is deemed to occur upon (1) the consummation of a sale of Holdings; or (2) any transaction or series of related transactions in which Apollo Investment Fund VII, L.P., or any other investment fund or vehicle managed by Apollo or any of its affiliates, successors or assigns, sells at least 50% of the common shares of Holdings directly or indirectly acquired by it, and at least 50% of the aggregate of all investments in shares of any Holdings capital stock made by such Apollo entity on or after September 30, 2010, but excluding any common shares purchased on any securities exchange or national market system after an initial public offering or any investment originally made in a person other than Holdings or one of its subsidiaries. However, any acquisition by Apollo Investment Fund VII, L.P., or any other investment fund or vehicle managed by Apollo or any of its affiliates, successors or assigns, or by Popular, Holdings, or any affiliate of any of them, will not be deemed to result in a change in control.

Potential Payments Upon Termination of Employment

Upon termination of employment for any reason, including death or disability, each of Messrs. Villamil, Abreu, Ramírez, Hernández and Alvarado will be entitled to receive his accrued but unpaid salary, any unpaid bonus earned for any fiscal year ended before the date of termination, and unpaid expense reimbursements, and any vested payments or benefits to which he may be entitled under our benefit plans or applicable law. We refer to the NEOs entitlements in the preceding sentence collectively as our “Accrued Obligations.”

Upon termination by us without “cause” or resignation for “good reason” (both as defined below), in addition to the Accrued Obligations, Messrs. Villamil, Abreu, Ramírez, Hernández and Alvarado will be entitled to receive a lump sum severance payment pursuant to Puerto Rico’s Law 80 severance formula in force at signage date, excluding for such purposes Mr. Villamil’s retention bonuses and restricted stock.

If Mr. Villamil, Abreu, Ramírez, Hernández or Alvarado is terminated by us without cause or he resigns for good reason after September 30 of any year, he will also be entitled to receive a prorated amount of his annual bonus for that year based on the number of days elapsed, referred to as a “Prorated Bonus.” If employment is terminated due to our non-extension of the employment agreement, the executive will be entitled to receive the Accrued Obligations, his Prorated Bonus, and a continuation of his base salary for six months. The executive must sign a separation agreement and general release of claims against us and our affiliates as a condition to his entitlement to receive any severance payment or salary continuation from us under his employment agreement.

Mr. Villamil will also be entitled upon termination of employment for any reason, other than by us for cause or his resignation without good reason, to a lump sum payment of any unpaid retention bonuses and all of his restricted stock will become fully vested and non-forfeitable.

Messrs. Villamil’s, Abreu’s, Ramírez’s, Hernández’s and Alvarado’s employment agreements also restrict them from (i) competing with us for twelve months following termination, (ii) soliciting any of our employees, customers or other business relations for twelve months following termination, and (iii) disparaging us at any time following termination.

The NEO employment agreements define “cause” as any of the following:

•	commission of a felony or a crime of moral turpitude;

•	engaging in conduct that constitutes fraud or embezzlement;

•	engaging in conduct that constitutes gross negligence or willful gross misconduct that results or could reasonably be expected to result in harm to our business or reputation;

•

breach of any material terms of employment, including the NEO’s employment agreement, which results or could reasonably be expected to result in harm to our business or reputation, if not cured (if curable) by the NEO within 15 days following his receipt of written notice from us; or

•	continued willful failure to substantially perform the duties of his position, if not cured (if curable) by the executive within 15 days following the receipt of written notice from us.

For purposes of his employment agreement the NEO has “good reason” to terminate his employment if, without written consent, any of the following events occurs that are not cured by us within 30 days of written notice specifying the occurrence of such event, which notice must be given by the NEO to us within 30 days following his knowledge of the occurrence of the good reason event:

•	a material failure of us to fulfill our obligations under the employment agreement;

•	a material and adverse change to, or a material reduction of, the NEO’s duties and responsibilities to us;

•

a material reduction in his base salary and target annual bonus (not including any reduction related to a broader compensation reduction that is not limited to the NEO specifically and that is no more than 10% in the aggregate);

•	the relocation of the NEO’s primary office to a location more than 25 miles from the prior location that materially increases his commute to work; or

•	the failure of any successor to all or substantially all of EVERTEC’s assets to assume the NEO’s employment agreement.

Regardless of the circumstances pursuant to which NEOs terminate their employment with us, they are entitled to receive certain amounts earned during their employment.

The following table details the compensation that each NEO would have been entitled to receive upon termination of employment, assuming termination of employment as of December 31, 2010.

POST-TERMINATION COMPENSATION TABLE AS OF DECEMBER 31, 2010
Name	Severance Payment ($)	Other Cash Payments ($)(3)	Accelerated Vesting of Outstanding Restricted Stock Awards ($)	Accelerated Vesting of Outstanding Option Awards ($)
Félix M. Villamil President & CEO
Resignation without Good Reason / Termination with Cause	$—	$—	$—	$—
Resignation with Good Reason/ Termination without Cause (1)	$855,769	$1,096,875	$800,000	$—
Death or Disability (2)	$—	$900,000	$800,000	$—
Luis O. Abreu CFO
Resignation without Good Reason / Termination with Cause	$—	$—	$—	$—
Resignation with Good Reason/ Termination without Cause (1)	$301,443	$46,761	$—	$—
Death or Disability	$—	$—	$—	$—
Carlos Ramirez Executive Vice President
Resignation without Good Reason / Termination with Cause	$—	$—	$—	$—
Resignation with Good Reason / Termination without Cause (1)	$483,558	$92,689	$—	$—
Death or Disability	$—	$—	$—	$—
Luis G. Alvarado Senior Vice President
Resignation without Good Reason / Termination with Cause	$—	$—	$—	$—
Resignation with Good Reason / Termination without Cause (1)	$237,500	$57,000	$—	$—
Death or Disability	$—	$—	$—	$—
Jorge R. Hernández Senior Vice President
Resignation without Good Reason / Termination with Cause	$—	$—	$—	$—
Resignation with Good Reason / Termination without Cause (1)	$347,116	$75,411	$—	$—
Death or Disability	$—	$—	$—	$—

(1)	Severance Payment amounts calculated under Puerto Rico’s Law 80. Payment is part of the NEO’s employment contract.

(2)	If Mr. Villamil’s employment termination is due to death or disability, he is entitled to receive a lump sum amount equal to the sum of any unpaid retention bonus amounts. His employment agreement establishes a quarterly retention bonus of $75,000 payable on the payroll date for the first full payroll cycle following the end of each of the first twelve full calendar quarters. In addition, Mr. Villamil restricted stock will become fully vested and non-forfeitable. The sum is equal to 80,000 shares with a value of $10 per share.

(3)	Other Cash Payment amounts include the equivalent of the annual bonus that the NEO would have been entitled to receive in respect of 2010 based on the subsequent determination of our board of directors. For Mr. Villamil this amount also includes a lump sum payment of his unpaid retention bonuses under his employment agreement.

Director Compensation in Fiscal Year 2010

As of December 31, 2010, none of our directors received from us any payment of fees or other compensation for their service as such. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger” for compensation paid to certain of our directors in 2011.

Compensation Committee Interlocks and Insider Participation

From October 1, 2010 through December 31, 2010 compensation-related decisions with respect to our NEOs were made by the EVERTEC and Holdings boards of directors, the members of which include Messrs. Becker, Nord and Ross, each of whom is a principal and officer of certain affiliates of Apollo, which acquired an approximately 51% indirect ownership interest in us as part of the Transactions. Other than Mr. Villamil, our President and CEO, none of our directors has ever been one of our officers or employees. During 2010 none of our directors had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2010, none of our executive officers served as a member of the compensation committee of another entity, any of whose executive officers served on our board of directors, and none of our executive officers served as a director of another entity, any of whose executive officers served on our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our issued and outstanding voting common stock is owned by Holdings.

Pursuant to Holdings’ amended and restated certificate of incorporation, Holdings has two classes of common stock, Class A Common Stock, which has voting rights and Class B Non-Voting Common Stock, which does not have voting rights, each with a par value of $0.01 per share. The following table sets forth information regarding the beneficial ownership of the common stock of Holdings as of July 22, 2011, by (1) each person known by us to beneficially own more than 5% of the Class A Common Stock of Holdings, (2) each of our named executive officers, (3) each member of our board of directors and (4) all of our executive officers and members of our board of directors as a group. As of July 22, 2011, there were 36,290,707 shares of common stock of Holdings outstanding, consisting of 36,033,124 shares of Class A Common Stock and 257,583 shares of Class B Non-Voting Common Stock.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock of Holdings shown as beneficially owned by them.

Name of Beneficial Owner	Shares Beneficially Owned
	Shares	Percentage of Class
Class A Common Stock
Apollo Management Holdings L.P. (a)	18,376,893	51%
Popular, Inc. (b)	17,656,231	49%

Class B Non-Voting Common Stock
Félix M. Villamil (c)	8,483	3.29%
Luis O. Abreu	—	—
Carlos Ramírez (d)	18,500	7.18%
Luis G. Alvarado (e)	27,300	10.60%
Jorge R. Hernández (f)	20,500	7.96%

Marc E. Becker (g)	—	—
Jorge Junquera (g)	—	—
Nathaniel J. Lipman (h)	—	—
Matthew H. Nord (g)	—	—
Richard L. Carrión Rexach (i)	—	—
Néstor Obie Rivera (i)	—	—
Scott I. Ross (g)	—	—
Thomas M. White (j)	25,000	9.71%
Directors and executive officers as a group (15 persons)	114,183	44.33%

(*)	Less than one percent.

(a)

Represents 18,376,893 shares of Class A Common Stock owned of record by AP Carib. AIF VII Euro Holdings, L.P. (“Euro Holdings”) is the sole shareholder of AP Carib. Apollo Management VII, L.P. (“Management VII”) is the sole director of AP Carib and the manager of Euro Holdings. AIF VII

Management, LLC (“AIF VII”) is the general partner of Management VII. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VII, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”) is the general partner of Euro Holdings and Apollo Advisors VII (EH-GP) Ltd. (“Advisors VII (EH-GP)”) is the general partner of Advisors VII (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VII (EH-GP) and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III.

AP Carib, Euro Holdings, Management VII, AIF VII, Apollo Management, Management GP, Management Holdings, Management Holdings GP, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP (collectively, the “Apollo Entities”) are all affiliates of Apollo. Each of the Apollo Entities disclaim beneficial ownership of all shares of the Class A Common Stock or our common stock held of record or beneficially owned by any of the Apollo Entities, except to the extent of any pecuniary interest therein. The address of each of AP Carib, Euro Holdings, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP is c/o Walkers Corporate Services Limited, P.O. Box 908-GT, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005. The address of each of Management VII, AIF VII, Apollo Management, Management GP, Management Holdings and Management Holdings GP is c/o Apollo Management, L.P., 9 West 57th St., 43rd Floor, New York, New York 10019.

(b)	Represents 17,656,231 shares of Class A Common Stock owned of record by Popular. Popular disclaims beneficial ownership of all shares of our common stock held of record or beneficially owned by it except to the extent of its pecuniary interest therein. The address of Popular is 209 Muñoz Rivera Avenue, Hato Rey, Puerto Rico 00918.
(c)	Does not include 71,517 shares of restricted Class B Non-Voting Common Stock which will be granted to Mr. Villamil pursuant to his employment agreement and a restricted stock agreement entered into with Holdings. Also does not include 584,320 shares of Class B Non-Voting Common Stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options.
(d)	Does not include 233,728 shares of Class B Non-Voting Common Stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(e)	Does not include 175,296 shares of Class B Non-Voting Common Stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(f)	Does not include 175,296 shares of Class B Non-Voting Common Stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(g)	Messrs. Becker, Nord and Ross are each principals and officers of certain affiliates of Apollo. Although each of Messrs. Becker, Nord and Ross, may be deemed to be the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares.
(h)	Does not include 5,000 shares of Class B Non-Voting Common Stock issuable upon the exercise of options that remain subject to vesting.
(i)	Messrs. Carrión, Junquera and Rivera are each officers and/or directors of Popular. Although each of Messrs. Carrión, Junquera and Rivera may be deemed to be the beneficial owner of shares beneficially owned by Popular, each of them disclaims beneficial ownership of any such shares.
(j)	Consists of 25,000 shares of Class B Non-Voting Common Stock held by Thomas M. White 2006 Trust, over which Mr. White has voting and investment power. Does not include 45,000 shares of Class B Non-Voting Common Stock issuable upon the exercise of options held by Thomas M. White 2006 Trust that remain subject to vesting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Internal Reorganization

Prior to entering into the Merger Agreement, Popular and its subsidiaries Banco Popular, PIBI and EVERTEC substantially completed an internal reorganization in which, among other things, interests in certain foreign subsidiaries, and certain intellectual property assets related to our business and Banco Popular’s merchant acquiring business and TicketPop business were consolidated into EVERTEC (the “Internal Reorganization”). The Internal Reorganization was principally governed by the terms of a Master Reorganization Agreement and a Business Transfer Agreement.

Master Reorganization Agreement

On May 17, 2010, Popular and its subsidiaries Banco Popular, PIBI and EVERTEC entered into an Agreement and Plan of Reorganization, dated as of May 17, 2010 and subsequently amended such agreement pursuant to the First Amendment to the Agreement and Plan of Reorganization, dated as of June 30, 2010 and the Second Amendment to the Agreement and Plan of Reorganization, dated as of September 15, 2010 (as amended, the “Master Reorganization Agreement”).

Under the terms of the Master Reorganization Agreement, Popular and its applicable subsidiaries agreed that Banco Popular and EVERTEC would enter into the Business Transfer Agreement and the BPPR IP Transfer Agreement (each as described below), and that PIBI would transfer to Popular and Popular would thereafter transfer to us certain equity interests in subsidiaries and joint ventures organized outside Puerto Rico that are related to the business operated by us and held directly or indirectly by PIBI. The equity interests in the non-Puerto Rican subsidiaries contemplated to be transferred directly or indirectly to us pursuant to the Master Reorganization include:

•

All of the outstanding equity interests in (1) ATH Costa Rica, S.A, (2) ATH Panama, S.A., (3) T.I.I. Smart Solutions Inc., (4) Tarjetas Inteligentes Internacionales, S.A. (“Tarjetas Inteligentes”) and (5) TII Smart Solutions, Sociedad Anónima;

•	99.97% of the outstanding equity interests in EVERTEC/Latam; and

•

All of the outstanding equity interests in EVERTEC Mexico Servicios de Procesamiento, S.A. de C.V. (“EVERTEC Mexico”) other than the indirect interest held by certain minority holders of EVERTEC/Latam as a result of EVERTEC/Latam’s continued 0.01% ownership in EVERTEC Mexico.

On June 30, 2010, substantially all of the transfers contemplated by the Master Reorganization Agreement were completed, other than the transfer of PIBI’s holding in EVERTEC/Latam and PIBI’s equity interests in the following joint ventures:

•	PIBI’s 53.97% equity interest in CONTADO, a merchant acquirer and ATM network in the Dominican Republic; and

•	PIBI’s 31.11% equity interest in Serfinsa, an ATM network in El Salvador.

On September 8, 2010, the transfer of PIBI’s entire equity interest in EVERTEC/Latam to EVERTEC was completed. In a separate transaction not contemplated by the Master Reorganization Agreement, EVERTEC/Latam transferred its equity interest in EVERTEC/Mexico to Tarjetas Inteligentes on August 23, 2010.

In accordance with the terms of the Master Reorganization Agreement and the Merger Agreement, until September 30, 2011, PIBI and Popular are required to transfer the equity interests in CONTADO and Serfinsa to us, in each case subject to compliance with the applicable rights of first refusal.

The transfer by PIBI to Popular and the subsequent transfer by Popular to us of PIBI’s equity interests in CONTADO and Serfinsa are subject to compliance with certain rights of first refusal granted in favor of the other shareholders in those entities. Under the terms of the Master Reorganization Agreement, PIBI is required to promptly transfer to Popular and Popular is required immediately thereafter to transfer to us each of the aforementioned equity interests that are not transferred to the other shareholders pursuant to the rights of first refusal triggered by such proposed transactions after satisfying the requirements of such rights of first refusal. However, the Master Reorganization Agreement further provides that to the extent any such transfers are not completed by the closing of the Merger, PIBI and Popular would continue to pursue such transfer in accordance with the terms provided in the Merger Agreement.

On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, (i) Popular transferred to EVERTEC 19.99% of the equity interest in CONTADO, (ii) Popular paid to EVERTEC $10.8 million, which represented 50% of the after tax proceeds received by Popular from the sale of the 33.98% equity interest not transferred to EVERTEC, and (iii) EVERTEC transferred to Popular $20 million held back at the closing of the Merger. On June 30, 2011, after a final agreement was reached between Popular and the other shareholders of Serfinsa, (i) Popular paid to EVERTEC $0.2 million, which represented 50% of the after tax proceeds received by Popular from the sale of the entire 31.11% equity interest not transferred to EVERTEC, and (ii) EVERTEC transferred to Popular $0.3 million held back at the closing of the Merger. See “—Related Party Transactions in Connection with Closing of the Merger—Merger Agreement” for a summary of the terms and conditions of the Merger Agreement related to the ongoing obligations with respect to the CONTADO and Serfinsa equity interests following the closing of the Merger.

Business Transfer Agreement

Banco Popular’s merchant acquiring business and TicketPop divisions were transferred to us on June 30, 2010 as part of a tax-free reorganization pursuant to the Merchant and TicketPop Business Transfer and Reorganization Agreement between us and Banco Popular, dated as of June 30, 2010 and subsequently amended on September 15, 2010 (as amended, the “Business Transfer Agreement”). Under the terms of the Business Transfer Agreement, Banco Popular agreed to sell to us the right to conduct Banco Popular’s merchant acquiring business (subject to the terms of the Interim ISO Agreement described below) and the business of Banco Popular’s TicketPop division and, subject to certain exceptions, all of Banco Popular’s right title and interest in all of its assets primarily related to, primarily used or primarily held for use in such businesses, in exchange for our assumption of certain specified liabilities primarily related to such businesses. In addition, Banco Popular transferred to us certain Banco Popular employees engaged in customer claim receipt services for our Merchant Acquiring business.

We and Banco Popular agreed to allocate certain tax liabilities and benefits related to the transferred assets with respect to taxable periods ending at or prior to June 30, 2010 to Banco Popular, and following such time to us, subject to a pro rata apportionment of such tax liabilities for taxable periods that include time periods that straddle such date.

BPPR IP Transfer Agreement

On June 30, 2010, we and Banco Popular entered into the BPPR IP Transfer Agreement dated June 30, 2010, which was subsequently amended on September 15, 2010 (as amended, the “BPPR IP Transfer Agreement”) pursuant to which Banco Popular transferred to us certain intellectual property, including software and trade secrets. In addition, Banco Popular agreed to grant to us a perpetual, fully paid up, irrevocable, royalty free, non-exclusive license to use certain trade secrets and know-how related to the use of such transferred intellectual property.

Related Party Transactions in Connection with the Closing of the Merger

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus form a part.

Popular and EVERTEC, its wholly-owned subsidiary, entered into the Merger Agreement dated as of June 30, 2010 with AP Carib and Merger Sub, two newly formed subsidiaries of a fund managed by an affiliate of Apollo. The Merger Agreement was subsequently amended on August 5, 2010, August 8, 2010 and September 15, 2010 and September 30, 2010. Pursuant to the Merger Agreement and subject to the terms and conditions therein, Holdings acquired EVERTEC by merging Merger Sub with and into EVERTEC, with EVERTEC continuing as the surviving corporation of the Merger. Following the effective time of the Merger, AP Carib and Popular contributed their respective shares of EVERTEC capital stock to Holdings in exchange for shares of Holdings capital stock. Following that contribution, EVERTEC became an indirect wholly-owned subsidiary of Holdings, with AP Carib and Popular initially owning 51.0% and 49.0%, respectively, of the outstanding capital stock of Holdings, and the separate corporate existence of Merger Sub ceased.

The Merger was financed with the proceeds of the old notes, the proceeds of our senior secured term loan facility and an approximately $185.4 million equity investment in AP Carib by investment funds affiliated with, or co-investment vehicles managed by, Apollo, which were then further contributed to Merger Sub.

The Merger Agreement contains various covenants and customary representations and warranties of the parties thereto that are subject, in some cases, to specified exceptions and qualifications, including the occurrence of a material adverse effect. In addition to customary covenants for an agreement of this nature, Popular and AP Carib have provided certain non-compete covenants and Popular has provided certain non-solicitation covenants in favor of EVERTEC.

Popular has agreed, subject to the limitations contained in the Merger Agreement, to indemnify AP Carib and its affiliates and certain related parties for breaches of representations, warranties and covenants made by Popular, as well as for certain other specified matters. AP Carib and EVERTEC have agreed, subject to the limitations contained in the Merger Agreement, to indemnify Popular and its affiliates and certain related parties for breaches of representations, warranties and covenants made by AP Carib and EVERTEC. Generally, the indemnification obligations of each party with respect to claims for breaches of representations and warranties (1) survive until April 1, 2012, subject to certain exceptions providing for longer or indefinite survival periods, (2) are not effective until the aggregate amount of losses suffered by the indemnified parties exceeds $5.0 million and (3) are limited to $100.0 million of recovery. In addition, EVERTEC has agreed, subject to the limitations contained in the Merger Agreement, to indemnify Popular and its affiliates and certain related parties for breaches of certain EVERTEC’s post-closing covenants, EVERTEC and its subsidiaries liabilities and certain losses arising from EVERTEC’s assets and employees.

In addition, the Merger Agreement and the Master Reorganization Agreement further provide that if either of the aforementioned transfers of PIBI’s equity interests in CONTADO or Serfinsa was not completed prior to the consummation of the Merger, PIBI and Popular are required for a period of twelve months following the Merger to sell each of such equity interests to EVERTEC, subject to complying with the applicable rights of first refusal. If during such twelve-month period, PIBI or any of its affiliates sells any of the equity interests in CONTADO or Serfinsa to the third party shareholders, Popular is obligated to pay 50% of the after tax proceeds of such transaction to Holdings and PIBI is required to sell the remainder of the equity interest in the applicable entity to us. If PIBI transfers any equity interest in CONTADO or Serfinsa, respectively, during the twelve month period or sells all of either such equity interest to the other shareholders of such entities, EVERTEC is required to make a cash payment to PIBI in the amount of $20.0 million in the case of such transfer or sale relating to the

CONTADO equity interest and a cash payment of $250,000 in the case of such transfer or sale relating to the Serfinsa equity interest, as applicable. In the event that PIBI or any of its affiliates retains all of either such equity interest at the end of the twelve month period following the Merger, Popular is required to make a payment to Holdings in the amount of $17.0 million with respect to the CONTADO equity interest and $120,000 with respect to the Serfinsa equity interest, as applicable, and would have no further obligation to transfer any such equity interest to us. In addition, Popular is required to pay to Holdings an amount equal to the after tax proceeds of any dividends received by PIBI or any of its affiliates with respect to any dividends declared or paid to PIBI or any of its affiliates with respect to any equity interest in CONTADO or Serfinsa retained by any such party during the twelve month period following the Merger. Any payments received by Holdings in conjunction with the foregoing are required to be contributed by Holdings to EVERTEC.

In addition to the Merger Agreement the parties entered into of a number of ancillary agreements, including those described below.

Letter Agreements Related to Performance Bonds and Letters of Credit

In accordance with the terms of the Merger Agreement, on November 5, 2010 EVERTEC and Popular entered into a reimbursement agreement pursuant to which EVERTEC agreed, among other things, to mirror Popular’s obligations to the insurance companies under any indemnity or similar agreement related to certain performance bonds. The mirror obligation includes reimbursement by EVERTEC of premiums and related charges paid by Popular for certain losses related to EVERTEC’s failure to perform or otherwise satisfy its obligations with respect to certain letters of credit and similar instruments. Such reimbursement agreement contains terms and conditions substantially similar to those described above with respect to the performance bonds.

IP Purchase and Sale Agreement

Popular and EVERTEC also entered into an IP Purchase and Sale Agreement, dated as of June 30, 2010, pursuant to which Popular agreed to, and to cause certain of its subsidiaries to, sell to EVERTEC certain intellectual property, including the trademarks relating to the ATH brand, in exchange for $45 million in cash. The consummation of the transactions contemplated by the IP Purchase and Sale Agreement were effective immediately following the effective time of the Merger. In addition, Popular agreed to grant to EVERTEC a perpetual, fully paid up, irrevocable, royalty free, non-exclusive license to use certain trade secrets and know-how related to the use of the aforementioned transferred intellectual property.

Master Services Agreement

We historically provided various processing and information technology services to Popular and its subsidiaries pursuant to a master services agreement among us, Popular and certain of Popular’s subsidiaries.

At the closing of the Merger, we amended and restated the current master services agreement. Under the amended and restated master services agreement (the “Master Services Agreement”), Popular and Banco Popular agreed to, and caused their respective subsidiaries to, receive the services covered by the Master Services Agreement, including certain changes, modifications, enhancements or upgrades to such covered services, on an exclusive basis from us. In exchange for the services, Popular, Banco Popular and their respective subsidiaries initially pay amounts that are set forth in a price list incorporated into the current master services agreement, which is generally based on the historical pricing practices among the parties. The parties agreed to review the service fees on an ongoing basis and may change such fees upon mutual agreement. Following the second anniversary of the date of the Master Services Agreement, such service fees will be adjusted annually to reflect changes in the consumer price index, provided that any such fee adjustment may not exceed 5% per year.

In addition, Popular, Banco Popular and their respective subsidiaries agreed to grant us a right of first refusal to (1) provide our services to support Popular, Banco Popular and their respective subsidiaries’ implementation of any development, maintenance, enhancement or modification of any services provided by us under the Master Services Agreement; (2) create or offer certain new services or products that Popular, Banco Popular or one of their respective subsidiaries determine to offer to their customers or (3) provide certain core bank processing and credit card processing services that are currently provided by third parties to certain subsidiaries of Popular, if Popular and Banco Popular and their respective subsidiaries determine to extend or renew these services, which are currently provided by third parties. We agreed to grant Popular, Banco Popular and their respective subsidiaries a right of first refusal to purchase any new service or product created or developed by us internally or by a third party, unless the service or product was created or developed by, or at the specific request of, a client other than Popular, Banco Popular and their respective subsidiaries.

We agreed under the Master Services Agreement that we will not compete with Popular, Banco Popular and their respective subsidiaries in offering, providing or marketing certain payment processing services that are currently offered by Popular, Banco Popular and their respective subsidiaries to certain identified customers of Popular, Banco Popular and their respective subsidiaries. Popular, Banco Popular and their subsidiaries agreed not to hire or solicit any of our employees, subject to customary carve-outs. The Master Services Agreement also contained a non-circumvention covenant, which is intended to prohibit us on the one hand, and Popular, Banco Popular and their subsidiaries on the other hand, from engaging in certain actions designed or intended to divert customers from the other.

Except for cases of our gross negligence or willful misconduct, our liability for breach under the Master Services Agreement is limited to the amount paid for such services under the Master Services Agreement. Under certain circumstances, breaches with respect to certain services result only in service credits accruing to Popular, Banco Popular and their respective subsidiaries in lieu of the payment of monetary damages.

The Master Services Agreement provides for a 15 year term which commenced upon the closing of the Merger (subject to our option to extend such term by an additional three years upon a change of control of Popular or Banco Popular). After the initial term, the Master Services Agreement will renew automatically for successive 3 year periods, unless a party gives written notice of non-renewal to the other parties not less than 1 year prior to the relevant renewal date. The Master Services Agreement provides for termination by a party (1) for the other party’s breach of the agreement that results in a material adverse effect on the terminating party that continues for more than 90 days, (2) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (3) for a prohibited assignment of the Master Services Agreement by the other party. In addition, Popular and Banco Popular are permitted to terminate the Master Services Agreement up to 30 days following the occurrence of a change of control of EVERTEC, unless (1) the acquirer is identified to Popular and Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) we (or our successor, as applicable) will be solvent after the proposed change of control and (4) following the change of control, we (or our successor, as applicable) will be capable of providing the services under the Master Services Agreement at the level of service that is required under the Master Services Agreement.

We agreed to provide certain transition assistance to Popular, Banco Popular and their respective subsidiaries in connection with (1) the termination of the Master Services Agreement, (2) the termination of a particular service provided by us under the Master Services Agreement or (3) a release event under the Technology Agreement (as described below).

For the year ended December 31, 2010 and the three months ended March 31, 2011, we recorded revenue of approximately $146 million and $39 million, respectively, from Popular, Banco Popular and their respective subsidiaries under the Master Services Agreement.

Technology Agreement

At the closing of the Merger, we and Popular entered into a Technology Agreement, pursuant to which we deposited certain proprietary software, technology and other assets into escrow. According to the Technology Agreement we must continue to make deposits on a semi-annual basis during the term of the Master Services Agreement and the term of any transition period under the Master Services Agreement. As specified in the Technology Agreement, Popular has the right and option, upon the occurrence of certain release events, to obtain the release of part, and upon the occurrence of other release events, all of the materials deposited into escrow. Upon the occurrence of any release event, Popular will also have the option to elect to exercise its rights under a license granted by us to Popular to use and otherwise exploit all or any part of the released materials for the term (perpetual or term-limited) specified by Popular. We and Popular will negotiate the fair market value of the rights elected by Popular upon the release of the escrow.

Popular is permitted to terminate the Technology Agreement up to 30 days following the occurrence a change of control of EVERTEC, unless the acquirer (1) is identified to Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC (or its successor, as applicable) will be “solvent” (as that term is defined in the Technology Agreement) after the proposed change of control and (4) following the change of control, EVERTEC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC under the Technology Agreement.

ATH Network Participation Agreement

We historically gave Banco Popular access to the ATH network pursuant to an ATH network participation agreement between us and Banco Popular. At the closing of the Merger, we amended and restated the current ATH network participation agreement (as amended and restated, the “ATH Network Participation Agreement”). Under the ATH Network Participation Agreement, we (1) give Banco Popular access to the ATH network by providing various services, including by connecting Banco Popular’s ATMs to the ATH network, monitoring Banco Popular’s ATMs, agreeing to forward transactions from connected terminals to the participant of the ATH network and settling transactions among ATH network participants from all POS and ATM terminals on a daily basis (collectively, the “ATH Network Services”) and (2) grant to Banco Popular a non-exclusive, non-transferable, limited, royalty free license to use the ATH logo and the ATH word mark and any other trademarks or service marks used by us in connection with the ATH network (collectively, the “ATH Mark”) within the U.S. territories, Puerto Rico, and any other country where the ATH Mark is registered or subject to registration.

The ATH Network Participation Agreement provides for a 15 year term which commenced upon the closing of the Merger (subject to our option to extend such term by an additional three years upon a change of control of Banco Popular). After the initial term, the ATH Network Participation Agreement will renew automatically for successive 3 year periods, unless a party gives written notice to the other party not less than 1 year prior to the relevant renewal date. The ATH Network Participation Agreement provides for termination (1) by us if Banco Popular commits a material breach, which includes, but is not limited to (a) any activities or actions of Banco Popular which reflect adversely on our business reputation, any participant in the ATH network or the ATH network or (b) any breach of the license described above, (2) by Banco Popular, if we commit a breach or series of breaches that results in a material adverse effect on Banco Popular or (3) by either party (a) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (b) for a prohibited assignment of the ATH Network Participation Agreement by the other party. In addition, Banco Popular is permitted to terminate the ATH Network Participation Agreement up to 30 days following the occurrence a change of control of EVERTEC, unless (1) the acquirer is identified to

Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC (or its successor, as applicable) will be “solvent” (as that term is defined in the Amended and Restated ATH Network Participation Agreement) after the proposed change of control and (4) following the change of control, EVERTEC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC under the ATH Network Participation Agreement.

Banco Popular also agreed to grant us a right of first refusal with respect to any development, maintenance or other technology project related to the ATH Network Services and will agree to exclusively use us to provide the ATH Network Services throughout the term of the ATH Network Participation Agreement.

For the year ended December 31, 2010 and the three months ended March 31, 2011, we recorded revenue of approximately $25 million and $3.2 million, respectively, from Banco Popular under the ATH Network Participation Agreement.

ATH Support Agreement

We and Banco Popular entered into the ATH Support Agreement at the closing of the Merger pursuant to which Banco Popular agreed to support the ATH brand by (1) supporting, promoting and marketing the ATH network and brand and debit cards bearing the symbol of the ATH network, either exclusively or with the symbol of another credit card association and (2) issuing in each successive twelve month period at least a set minimum number of debit cards exclusively bearing the symbol of the ATH network (“ATH Debit Cards”). Banco Popular is not responsible for any failure to issue at least the required minimum number of ATH Debit Cards under the ATH Support Agreement during any twelve month period if as a result of factors outside of Banco Popular’s control there is a change in demand for debit cards (including a reduction in the demand for ATH Debit Cards ), an increase in demand for debit cards bearing the symbol of the ATH network and the symbol of another credit card association (“Dual Branded Debit Cards”) or the development of new payment technologies in the market that result in a decrease in demand for debit cards (including a reduction in demand for ATH Debit Cards). Banco Popular also agreed not to, and will not create incentives for its or its affiliates’ personnel to, promote, support or market (1) debit cards other than ATH Debit Cards or Dual Branded Debit Cards or (2) credit cards in a manner targeted to negatively impact the issuance of ATH Debit Cards and Dual Branded Debit Cards. The ATH Support Agreement terminates upon the earlier of 15 years after the date of the closing of the Merger or the termination of the Master Services Agreement.

Banco Popular agreed that, during the term of the ATH Support Agreement, it may not directly or indirectly enter into any agreement with another card association to issue Dual Branded Debit Cards without our prior written consent. Under the ATH Support Agreement, if Banco Popular desires to enter into such an agreement, it will consult with us and provide documentation and other support requested by us to demonstrate that Banco Popular’s entry into the agreement will have a direct economic benefit to us. We will then be required to make a good faith determination based on such documentation and support whether to consent to Banco Popular’s entry into the agreement.

Banco Popular is permitted to terminate the ATH Support Agreement up to 30 days following the occurrence a change of control of EVERTEC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC (or its successor, as applicable) will be “solvent” (as that term is defined in the Amended and Restated ATH Support Agreement) after the proposed change of control and (4) following the change of control, EVERTEC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC under the ATH Support Agreement.

Independent Sales Organization Sponsorship and Service Agreement

At the closing of the Merger, we amended and restated an interim ISO Agreement previously entered into with Banco Popular (as amended and restated, the “ISO Agreement”). Under the ISO Agreement, Banco Popular sponsors us as an independent sales organization with respect to certain credit card associations and we provide various services including, among other things, the payment and transaction processing services to merchants (“Merchant Services”), the signing up and underwriting of merchants to accept such Merchant Services and the sale of various products related to the Merchant Services. This agreement also provides that the parties will establish the fees to be paid by EVERTEC to Banco Popular for the fraud monitoring services provided by Banco Popular. The term of the ISO Agreement will continue until December 31, 2025 and thereafter will be automatically renewed for successive three year periods unless written notice of non-renewal is given at least one year in advance by either party.

Pursuant to the ISO Agreement, Banco Popular is the acquiring member with respect to the credit card associations covered by the ISO Agreement for anyone in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands. However, if Banco Popular is unable (for any reason other than a merchants’ refusal to enter into a merchant agreement with Banco Popular through no fault of Banco Popular) or unwilling to act as the acquiring member for any merchant, we may enter into an agreement with another financial institution to serve as the sponsoring bank with respect to such person. However, in order to use another financial institution as the sponsoring bank with respect to any merchant, we must make a good faith determination that the provision of Merchant Services to the merchant does not pose an unreasonable financial, regulatory or reputational risk to us or Banco Popular.

Additionally, pursuant to the ISO Agreement, Banco Popular agreed to exclusively refer to us any merchant that inquires about, requests or otherwise evidences interest in the Merchant Services. Banco Popular will receive a referral fee for each merchant referred that subsequently agrees to receive Merchant Services from us. We also agreed under the ISO Agreement to refer to Banco Popular any merchant doing business in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands that inquires about, requests or otherwise evidences interest in banking services or products. Banco Popular also agreed to make monthly payments to EVERTEC as a means of subsidizing certain Merchant Services provided by EVERTEC on less than favorable terms in connection with two existing customer relationships that are favorable to Popular and its affiliates as a whole. These subsidies were historically reflected in an agreement between the Merchant Acquiring business and Banco Popular. The monthly payments with respect to one customer will continue until the earlier of February 29, 2012 and the date on which the underlying customer contract expires or is terminated. The monthly payments with respect to a second customer will continue until either Banco Popular or EVERTEC gives 30 days prior written notice to the other party of its desire to terminate the arrangement.

During the term of the ISO Agreement and for one year following the termination of the ISO Agreement for any reason, Banco Popular may not and may not cause any independent sales organization sponsored by Banco Popular to solicit any merchant receiving Merchant Services from us to receive such services instead from another independent sales organization. This non-solicitation restriction does not apply, however, to (1) any banking customer of Banco Popular to which we are unable or unwilling to provide Merchant Services and (2) to any merchant with respect to the solicitation by Banco Popular to provide banking services and products.

Banco Popular is permitted to terminate the ISO Agreement up to 30 days following the occurrence of a change of control of EVERTEC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC (or its successor, as applicable) will be “solvent” (as that term is defined in the ISO Agreement) after the proposed change of control and (4) following the change of control, EVERTEC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC under the ISO Agreement.

Cash Depot Subcontract

We provide certain cash depot services to depository institutions in Puerto Rico and the U.S. Virgin Islands (the “Cash Depot Services” on behalf of a certain quasi-government organization. We provide the Cash Depot Services as a subcontractor of Banco Popular pursuant to a subcontract between us and Banco Popular. Banco Popular holds the prime contract with the quasi-government organization (the “Cash Depot Agreement”).

The subcontract is effective for so long as the Cash Depot Agreement is in effect. Under the terms of the subcontract, either party may terminate the subcontract prior to the expiration of the subcontract by giving the other party advance notice. However, under the Merger Agreement, Popular agreed that until the termination of the ISO Agreement, the Master Services Agreement or the assignment of the Cash Depot Agreement, Popular will cause Banco Popular to not terminate the Cash Depot Agreement or take any action what would deprive us of the economic benefit that it derives from the Cash Depot Agreement.

In addition, the quasi-government organization that is a party to the Cash Depot Agreement may terminate the Cash Depot Agreement and thereby cause the termination of the subcontract upon the occurrence of certain triggering events, one of which is a material change in the ownership, management and/or operations of Banco Popular and/or EVERTEC. The quasi-government organization that is a party to the Cash Depot Agreement has agreed to waive the triggering event that would have arisen in connection with the Transactions.

For the year ended December 31, 2010 and the three months ended March 31, 2011, we recorded revenue of approximately $1.6 million and $0.3 million, respectively, under this subcontract.

TicketPop Services Agreement

At the closing of the Merger, we amended an interim TicketPop Services Agreement previously entered into with Banco Popular (as amended, the “TicketPop Services Agreement”). Under the TicketPop Services Agreement, customers that purchase event tickets through the TicketPop internet-based ticket sales and processing that is operated by us are able to obtain printed tickets and make payment for such tickets from Banco Popular tellers and dispensing machines located at certain Banco Popular branches (“Outlet Services”). In addition, Banco Popular makes available its “Telebanco” call and phone assistance center to receive and attend to telephone calls related to TicketPop (“Call Center Services”).

The term of the TicketPop Services Agreement continues until five years following the closing of the Merger and thereafter will be automatically renewed for successive one year periods unless written notice of non-renewal is given at least 30 days in advance by either party. The TicketPop Services Agreement provides for termination by (1) us at any time upon giving at least 30 days advance written notice and (2) Banco Popular in the event we (a) commit a material breach of the TicketPop Services Agreement and fail to cure such breach and/or (b) fail to pay a material amount of undisputed invoiced amounts. In addition, Banco Popular is permitted to terminate the Ticketpop Services Agreement up to 30 days following the occurrence a change of control of EVERTEC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC (or its successor, as applicable) will be “solvent” (as that term is defined in the Ticketpop Services Agreement) after the proposed change of control and (4) following the change of control, EVERTEC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC under the Ticketpop Services Agreement.

On February 3, 2011, we notified Banco Popular of our intent to terminate the portion of the Ticketpop Services Agreement related to Outlet Services because on even date, we entered into a new agreement with an unaffiliated third party to provide these services.

For the year ended December 31, 2010 and the three months ended March 31, 2011, we paid approximately $0.4 million and $0.1 million, respectively, to Banco Popular under the TicketPop Services Agreement.

Transition Services Agreement

In connection with the Merger, we entered into a transition services agreement with Popular pursuant to which Popular, or an affiliate of Popular, provides certain services to us for different periods of time generally not exceeding 12 months from the closing of the Merger. These services include access and use of SAP and Hyperion systems and other information technology services, access to the employee activity center in the Cupey Center, payroll accounting and processing, comptroller function services. Some of the services were historically provided by third-party vendors who have agreed to continue to provide such services for the duration of the transition. Popular agreed to use its reasonable best efforts to obtain consents of such third-party vendors to provide such services for the agreed-upon duration, or obtain substantially similar services from other sources on substantially similar terms and conditions. Popular bears the cost of obtaining such consents. Popular also provides certain transition support to us in connection with the termination of the transition services agreement. For the year ended December 31, 2010 and the three months ended March 31, 2011, we paid $78,124 and $56,375, respectively, to Popular under the Transition Services Agreement.

Stockholder Agreement

In connection with the Merger, Holdings entered into a Stockholder Agreement with Popular, AP Carib and the other stockholders of Holdings which, among other things, set forth certain rights and restrictions with respect to the common stock of Holdings.

Director Nomination Rights

The board of directors of Holdings is comprised of five directors nominated by AP Carib, three directors nominated by Popular and the chief executive officer of Holdings. Except as described below, AP Carib will have the right to nominate five members and Popular will have the right to nominate three members of the board of directors of Holdings, in each case for so long as AP Carib or Popular, as the case may be, beneficially owns, together with its affiliates, 25% or more of the then outstanding common stock of Holdings. In addition, for so long as AP Carib or Popular, as the case may be, beneficially owns, together with its affiliates, 10% or more and less than 25% of the then outstanding common stock of Holdings, it will have the right to nominate two members of the board of directors of Holdings (the “10% board right”). Similarly, for so long as AP Carib or Popular, as the case may be, beneficially owns, together with its affiliates, 5% or more and less than 10% of the then outstanding common stock of Holdings, it will have the right to nominate two members of the board of directors of Holdings (the “5% board right”).

Notwithstanding the foregoing, if at any time Popular beneficially owns, together with its affiliates, common stock of Holdings representing 10% more than the amount of common stock of Holdings beneficially owned by AP Carib and its affiliates at such time (the “first board trigger date”), each of AP Carib and Popular will have the right to nominate four members of the board of directors of Holdings, in each case for so long as it beneficially owns, together with its affiliates, 25% or more of the then outstanding common stock of Holdings. Furthermore, on the second anniversary of the first board trigger date (or, if the first board trigger date occurs prior to the initial public offering of Holdings and if Popular and its affiliates beneficially own common stock of Holdings representing at least 10% more than the amount of common stock of Holdings beneficially owned by AP Carib and its affiliates prior to such initial public offering, the second anniversary of such initial public offering of Holdings, if earlier), Popular will have the right to nominate five members and AP Carib will have the right to nominate three members of the board of directors of Holdings, in each case for so long as it beneficially owns, together with its affiliates, 25% or more of the then outstanding common stock of Holdings. If at any time following the first board trigger date AP Carib beneficially owns, together with its affiliates, more common stock of Holdings than the amount of common stock of Holdings beneficially owned by Popular and its affiliates at such time, the director nomination rights will be as set forth in the immediately preceding paragraph.

Except for certain exceptions described in the Stockholder Agreement, directors may only by removed and replaced by the stockholder having the right to nominate such director. The Stockholder Agreement also provides that Holdings will at all times cause the board of directors of EVERTEC to be comprised of the same individuals as the board of directors of Holdings.

Additional Stockholder Rights

Each of AP Carib and Popular has the right, for so long as it holds 20% or more of the outstanding common stock of Holdings, to approve certain corporate actions before Holdings may take such actions. Among the corporate actions requiring AP Carib’s and Popular’s prior approval are: (1) amending the organizational documents of Holdings or any of its subsidiaries; (2) issuing equity of Holdings or any of its subsidiaries, subject to certain exceptions; (3) acquiring or disposing of significant assets; (4) incurring debt for borrowed money under certain circumstances; (5) entering into or amending certain significant contracts; (6) entering into certain related party transactions; (7) materially changing the terms and conditions of the management long-term compensation plan; (8) causing an initial public offering of Holdings or any of its subsidiaries prior to the second anniversary of the date of the Stockholder Agreement; and (9) causing a change of control of Holdings prior to 30 months after the date of the Stockholder Agreement. These consent rights described in this paragraph may be assigned to a complete rights transferee (as defined below).

In addition, each of AP Carib and Popular has the right, for so long as it beneficially owns, together with its affiliates, 10% or more of the then outstanding common stock of Holdings, to approve (i) any issuance of preferred stock of Holdings or any of its subsidiaries and (ii) any transfer of equity in EVERTEC, in each case subject to certain exceptions.

The Stockholder Agreement also grants AP Carib, Popular and certain of their transferees preemptive rights if Holdings proposes to issue any equity securities or debt securities or incur any indebtedness, in each case subject to certain exceptions. AP Carib, Popular and certain of their transferees are also entitled to information rights and inspection rights, in each case for so long as it satisfies certain ownership thresholds set forth in the Stockholder Agreement.

In addition, the Stockholder Agreement grants certain demand registration rights to AP Carib, Popular and certain of their transferees and piggyback registration rights to each stockholder, subject to customary cutbacks. Under the Stockholder Agreement, Holdings will agree to assume certain fees and expenses associated with registration. The Stockholder Agreement contains customary provisions with respect to registration proceedings, underwritten offerings, and indemnity and contribution rights.

Transfer Restrictions

Except with respect to certain permitted transfers, holders of the common stock of Holdings must comply with certain transfer restrictions set forth in the Stockholder Agreement, including (1) a period of up to 30 months during which shares cannot be transferred; (2) a prohibition on transferring shares to any person engaged, directly or indirectly, in the banking, securities, insurance or lending business from which they derive aggregate annual revenues in Puerto Rico in excess of $50 million (unless such transfer has been approved by AP Carib, Popular and certain of their transferees); (3) a right of first offer in favor of each stockholder that holds 5.0% or more of the outstanding common stock of Holdings; (4) tag-along rights in favor of all holders in connection with certain sales; and (5) a drag-along right in favor AP Carib.

Additional Restrictions

The Stockholder Agreement contains a covenant restricting Holdings and its subsidiaries from engaging in any business (including commencing operations in any country in which they do not currently operate), subject to certain exceptions, if such activity would reasonably require Popular or an affiliate of Popular to seek regulatory approval from, or provide notice to, any bank regulatory authority. This covenant will remain in effect for so long as the activities and investments of Holdings and its subsidiaries are subject to restrictions under the BHC Act because of Popular’s and/or its affiliates’ ownership of common stock of Holdings.

The Stockholder Agreement also provides that the adoption of any stockholder rights plan, rights agreement or other form of “poison pill” which is designed to or has the effect of making an acquisition of large holdings of the common stock of Holdings more difficult or expensive must be approved by a majority of the board of directors of Holdings and at least one director nominated by each of AP Carib and Popular (or certain of their respective transferees) in each case for so long as AP Carib or Popular, as the case may be (or certain of their respective transferees) beneficially owns, together with its affiliates, 5% or more of the outstanding common stock of Holdings.

Certain Provisions Particular to Management Holders

Holdings has the right to purchase all of the common stock of Holdings (and options and warrants exercisable for common stock of Holdings) beneficially owned by any stockholder of Holdings who is employed by or who serves as a consultant or director to Holdings or any of its subsidiaries upon such stockholder (1) ceasing to be employed by Holdings or any of its subsidiaries for any reason or (2) experiencing a bankruptcy event. Holdings must exercise this repurchase right within twelve months following the date on which such stockholder ceases to provide services to Holdings or its subsidiaries. Holdings may designate this repurchase right to AP Carib, Popular or any complete rights transferee.

On February 11, 2011 AP Carib and Popular amended the Stockholder Agreement to provide that each such stockholder is also subject to certain non-solicitation and non-competition restrictions which remain in effect until the stockholder ceases to be employed by Holdings or any of its subsidiaries.

Under the Stockholder Agreement, the restrictions described in the paragraph above do not apply to AP Carib, Popular or any of their respective affiliates.

Assignment of Rights

The rights granted to each of AP Carib and Popular under the Stockholder Agreement (including the director nomination rights, rights to consent to certain actions, tag-along rights, preemptive rights, registration rights, information rights and inspection rights described above) can be assigned in whole to any person to whom AP Carib or Popular, as the case may be, transfers 80% of more of the shares of common stock of Holdings held by it and its affiliates as of the date of the Stockholder Agreement (a “complete rights transferee”). Such complete rights transferee can in turn assign such rights to any person to whom it transfers 100% of the shares of common stock of Holdings acquired by it in connection with the assignment pursuant to which it became a complete rights transferee. In addition, subject to certain limitations set forth in the Stockholder Agreement, AP Carib, Popular and their respective complete rights transferees may assign the 10% board right, 5% board right and up to two long form demand registration rights to any person to whom AP Carib or Popular, as the case may be, transfers 20% of more of the shares of common stock of Holdings held by AP Carib or Popular as of the date of the Stockholder Agreement. Such transferee can in turn assign such rights to any person to whom it transfers 100% of the shares of common stock of Holdings acquired by it in connection with the assignment in part to pursuant to which it became a partial rights transferee. Such transferees are also entitled to certain other rights set forth in the Stockholder Agreement (including the tag-along rights, preemptive rights, registration rights, information rights and inspection rights described above) upon becoming a party thereto.

Amended Leases

In connection with the Merger, we and Banco Popular entered into the Third Amendment to the Master Lease Agreement governing the premises leased by us at the Cupey Center for use as its headquarters. As amended, the initial term of the lease expires on March 31, 2015, but can be renewed at our option for up to four additional five-year terms. The annual rent under the lease is approximately $5.3 million (including estimated operating expenses). We have a right of first refusal over substantially all of the leased premises in the event that Banco Popular desires to sell the property.

We and Banco Popular also entered into the Third Amendment to the Sublease Agreement governing the premises subleased by us at the Tres Monjitas property for use as a backup data site. As amended, the initial term of the sublease expires on October 13, 2011, but can be renewed at our option for up to three additional one-year terms. The annual rent under the sublease is approximately $576,000.

Consulting Agreements

In connection with the Merger, Holdings and EVERTEC entered into consulting agreements with each of Apollo and Popular (each, a “Holdings consultant”) pursuant to which Holdings and EVERTEC receive certain advisory services from each Holdings consultant. Each consulting agreement terminates on the earlier of (1) the twelfth anniversary of the date of the consulting agreement, (2) the time at which the applicable Holdings consultant and its affiliates beneficially own equity interests in both Holdings and EVERTEC, in each case in an aggregate amount less than 5% of the then outstanding equity interests of such entity and (3) such earlier date as is mutually agreed upon by Holdings, EVERTEC and the applicable Holdings consultant. As consideration for agreeing to render the services set forth in the consulting agreement, Holdings will pay (1) an annual fee to Apollo equal to the product of 0.51 multiplied by the greater of (a) $2 million and (b) 2% of the combined EBITDA of EVERTEC and its subsidiaries for the immediately preceding year, and (2) an annual fee to Popular equal to the product of 0.49 multiplied by the greater of (a) $2 million and (b) 2% of the combined EBITDA of EVERTEC and its subsidiaries for the immediately preceding year. In addition, upon the consummation of the Merger, Holdings paid an aggregate transaction fee of $18 million to the Holdings consultants, 51% of which is payable to Apollo and 49% of which is payable to Popular, which was the entire amount paid to the Holdings consultants for the year ended December 31, 2010. The consulting agreements also provide for reimbursement by Holdings of certain expenses of the Holdings consultants incurred in connection with the performance of the Holdings consultants obligations under the consulting agreements. For the three months ended March 31, 2011, Holdings paid $0.4 million to Apollo and $0.3 million to Popular under the consulting agreements.

Venezuela Reorganization Agreement

We entered into an Agreement and Plan of Reorganization (the “Venezuela Reorganization Agreement”) with Popular, PIBI and EVERTEC Venezuela pursuant to which we transferred all the issued and outstanding common stock in EVERTEC Venezuela to PIBI shortly prior to the closing of the Merger. As a result of this transfer, EVERTEC Venezuela became a wholly-owned subsidiary of PIBI. Under the terms of the Venezuela Reorganization Agreement, we also assigned to EVERTEC Venezuela (1) certain service agreements under which we provide various processing and back-office services to financial institutions that are located, or engage in activities, in Venezuela, and (2) receivables arising under the assigned service agreements as well as other receivables related to our Venezuelan operations. In connection with these transfers, EVERTEC Venezuela assumed all obligations and liabilities related to, resulting, in connection with, and/or arising out of the assigned service agreements.

In the event we are unable to assign one or more service agreement to EVERTEC Venezuela because we are unable to obtain the required third party consents or approvals, then we are obligated to hold the claims and benefits arising under such service agreements in trust for the benefit of PIBI and EVERTEC Venezuela until the earlier of (1) the date that we obtain the required consents or approvals and (2) the date that the Venezuela TSA (as defined below) expires or is terminated.

Venezuela Transition Services Agreement

In connection with the transfer of EVERTEC Venezuela and the assignment of all the assets and liabilities related to the EVERTEC Venezuela business, we entered into a transition services agreement with Popular and EVERTEC Venezuela (the “Venezuela Transition Services Agreement”) pursuant to which we will provide certain services to EVERTEC Venezuela for approximately 12 months from the closing of the Merger. These services include the operation of certain transaction authorization and credit card processing applications on behalf of EVERTEC Venezuela and certain information technology professional services, including maintenance services, relating to various accounting and back-office applications. Popular and EVERTEC Venezuela are responsible for obtaining any consents or licenses that we may need in order to provide the transition services. In addition, under the terms of the Venezuela Transition Services Agreement, we may terminate the agreement or cease providing any service if (1) upon a change of control of EVERTEC Venezuela, the acquirer, or resulting entity, is not reasonably acceptable to us or (2) EVERTEC Venezuela, Popular or any of their affiliates, (a) violate certain international trade laws or (b) engage in any conduct, or otherwise use the transition services in a manner that we reasonably believe would cause us, Holdings, any holder of any equity interest in Holdings or any of their affiliates to violate any applicable law or any agreement or undertaking to which EVERTEC, Holdings or any of their affiliates is a party or is bound. For the year ended December 31, 2010 and the three months ended March 31, 2011, we were paid approximately $468,000 and $379,000, respectively, by Popular, under the Venezuela Transition Services Agreement.

In June 2011, Popular determined that it would terminate the operations of the successor to EVERTEC Venezuela, Tarjetas y Transacciones en Red Tranred, C.A. (“Tranred”). In connection with such termination, Tranred assigned certain offshore service agreements with entities outside of Venezuela to EVERTEC and agreed to continue to provide certain services to EVERTEC to facilitate such assignments. In connection with the assignments, on July 1, 2011, EVERTEC, Tranred and Popular entered into an amendment of the Venezuela Transition Services Agreement.

Virgin Islands Services Agreement

We entered into a Virgin Islands Services Agreement whereby Banco Popular provides our Merchant Acquiring business with the services that are provided by the Virgin Islands employees that Banco Popular did not transfer to us under the Business Transfer Agreement. The term of the Virgin Islands Services Agreement continues until three years following the closing of the Merger and thereafter will be automatically renewed for successive one year periods unless written notice of non-renewal is given at least 30 days in advance by either party. The Virgin Islands Services Agreement provides for termination by (1) us at any time upon giving at least 30 days advance written notice and (2) Banco Popular in the event we fail to pay a material undisputed invoiced amounts. In addition, Banco Popular is permitted to terminate the Virgin Islands Services Agreement up to 30 days following the occurrence a change of control of EVERTEC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC (or its successor, as applicable) will be “solvent” (as that term is defined in the Virgin Islands Services Agreement) after the proposed change of control and (4) following the change of control, EVERTEC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC under the Virgin Islands Services Agreement. For the year ended December 31, 2010 and the three months ended March 31, 2011, we paid approximately $0.1 million and $0.1 million, respectively, to Banco Popular under the Virgin Island Services Agreement.

Related Party Transactions Prior to the Closing of the Merger

Prior to the closing of the Merger, Popular engaged in numerous transactions with EVERTEC, its wholly-owned subsidiary, that are similar to the arrangements to entered into at the closing of the Merger. See the audited consolidated and combined financial statements of EVERTEC and related notes included elsewhere in this prospectus.

Related Party Transactions After the Closing of the Merger

Director Arrangements

It is our Board’s policy that any director who is not also an employee of either (i) us or any of our subsidiaries, (ii) Popular or (iii) Apollo will receive annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of our board of directors or board committee that they attend in person, plus an additional $1,000 for each regular or special meeting of our board of directors or board committee that they attend by teleconference. In addition, on April 5, 2011, Thomas White and Nathaniel Lipman received options to purchase 45,000 and 5,000 shares, respectively, of Class B Non-Voting Common Stock of Holdings. The options issued to Messrs. Lipman and White were granted outside of the Plan. Mr. Lipman’s options will vest one year after the grant date as long as he is then providing services to us or our affiliates. Mr. White’s options are divided evenly among Tranche A options and Tranche B options. The Tranche A options will vest in equal installments on each of the first five anniversaries of the grant date and the Tranche B options will vest at such time as Apollo’s Internal Rate of Return (as defined in the Plan) equals or exceeds 20% based on cash proceeds received by Apollo, in each case as long as Mr. White is providing services to us or our affiliates at such time. Also on April 5, 2011, Mr. White entered into a subscription agreement to purchase 25,000 shares of Class B Non-Voting Common Stock of Holdings for a purchase price of $250,000.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to its written charter, our Audit Committee must review and, subject to certain exceptions, approve or recommend to the board for approval, all related-party transactions, which include any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. For a discussion of the composition and responsibilities of our audit committee see “Management—Board Composition—Audit Committee.” In determining whether to approve a related party transaction, the audit committee will consider a number of factors including whether the related party transaction complies with the restrictions set forth in our debt agreements and the Stockholder Agreement and is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties.

Director Independence

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter dealer quotation system which has requirements that a majority of the board of directors be independent. However, if we were a listed issuer whose securities were traded on the New York Stock Exchange (“NYSE”) and subject to such requirements, we would be entitled to rely on the controlled company exception contained in Section 303A of the NYSE Listed Company Manual for exception from the independence requirements related to the majority of our Board of Directors and for the independence requirements related to our Compensation Committee. Pursuant to section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors and that the compensation committee and nominating committee of such company be comprised solely of independent directors. At March 31, 2011, Apollo beneficially owns 51% of the voting power of the Company which would qualify the Company as a controlled company eligible for exemption under the rule.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

General

In connection with the closing of the Merger, we entered into a credit agreement concerning our senior secured credit facilities, dated as of September 30, 2010, consisting of a $355.0 million term loan facility and a $50.0 million revolving credit facility with Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto. Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc. act as joint lead arrangers and joint bookrunners for the senior secured credit facilities. On March 3, 2011, we entered into an amendment to our credit agreement. The key terms of our senior secured credit facilities, as amended, are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the credit agreement, security agreements, and amendments thereto, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our senior secured credit facilities provide for a six year, $355.0 million term loan facility. We used borrowings under our term loan facility to finance a portion of the Merger, including, without limitation, payment of fees and expenses contemplated thereby.

Our senior secured credit facilities provide for a five year, $50.0 million revolving credit facility, which includes:

•	a letter of credit subfacility; and

•	a swingline loan subfacility.

We may use our revolving credit facility for general corporate purposes, including, without limitation, effecting permitted acquisitions and investments. Our senior secured credit facilities also permit us to obtain, subject to certain conditions, the greater of (a) $125.0 million and (b) the maximum principal amount of debt that would not cause our first lien leverage ratio to exceed 3.25 to 1.00 of additional credit facilities without the consent of the existing lenders under our senior secured credit facilities.

Scheduled Amortization Payments and Mandatory Prepayments

Our term loan facility provides for quarterly amortization payments totaling 1% per annum of the original principal amount of our term loan facility, with the balance payable on the final maturity date.

Mandatory prepayment obligations under our term loan facility include, subject to exceptions:

•	100% of the net cash proceeds of asset sales, dispositions and casualty or insurance proceeds, subject to certain exceptions and customary reinvestment provisions;

•	50% of our excess cash flow, with such percentage subject to reduction to 25% or 0% based on achievement of specified first lien secured leverage ratios; and

•	100% of the net cash proceeds received from issuances of certain debt incurred after the closing of the Merger.

Voluntary Prepayments and Reduction and Termination of Commitments

The terms of our senior secured credit facilities allow us to prepay loans and permanently reduce the loan commitments under our senior secured credit facilities at any time, subject to the payment of customary LIBOR breakage costs, if any, provided that, in connection with certain refinancings on or prior to the six month anniversary of the closing date of the credit agreement amendments, a prepayment premium of 1% will be required.

Interest, Applicable Margins and Fees

The interest rates with respect to loans to us under our term loan facility are based on, at our option, (a) (x) the greater of adjusted LIBOR and 1.50% plus (y) an interest margin of 4.0% or (b) (x) the greater of the higher of the Federal Funds Effective Rate plus 0.5% and Bank of America, N.A.’s prime rate (“ABR”) and 2.50% plus (y) an interest margin of 3.0%. The interest rates with respect to loans to us under our revolving credit facility are based on, at our option, (a)(x) the greater of adjusted LIBOR and 1.50% plus (y) an interest margin of 3.75% or (b)(x) the greater of ABR and 2.50% plus (y) an interest margin of 2.75%. The interest margins under our senior secured credit facilities are subject to reduction based on achievement of specified first lien secured leverage ratios. Our revolving credit facility requires us to pay the respective participating lenders a quarterly commitment fee initially equal to 0.75% per annum of the actual daily amount of undrawn commitments under the revolving credit facility during the preceding quarter, subject to reduction based on achievement of specified first lien secured leverage ratios.

Guarantees and Collateral

Our obligations under our senior secured credit facilities and under any cash management, interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof is guaranteed by Holdings and each of our existing and subsequently acquired or organized wholly-owned subsidiaries, subject to certain exceptions.

Subject to certain exceptions, our senior secured credit facilities are secured to the extent legally permissible by substantially all of the assets of (1) Holdings, including a perfected pledge of all of our capital stock and (2) us and the subsidiary guarantors, including but not limited to: (a) a pledge of substantially all capital stock held by us or any guarantor and (b) a perfected security interest in substantially all tangible and intangible assets of us and each guarantor.

Covenants

Our senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facilities include, among other things, limitations (subject to exceptions) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	grant liens;

•	make loans or investments (including acquisitions);

•	merge or enter into acquisitions;

•	sell our assets;

•	enter into any sale or lease-back transactions;

•	incur additional indebtedness;

•	prepay, redeem or repurchase certain of our indebtedness;

•	modify the terms of certain debt;

•	restrict dividends from our subsidiaries;

•	change our business or business of our subsidiaries;

•	enter into transactions with our affiliates; and

•	make capital expenditures.

In addition, our senior secured credit facilities require us to maintain a maximum first lien senior secured leverage ratio.

Events of Default

The events of default under our senior secured credit facilities include, without limitation, nonpayment, material misrepresentation, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing our senior secured credit facilities) and cross-events of default on material indebtedness.

Other

ATH Costa Rica, S.A. has a credit facility with Banco Popular for approximately $2.9 million, under which a letter of credit of a similar amount was issued in favor of Visa International. In addition, our Costa Rican subsidiaries have local lines of credit with Banco LAFISE of approximately $2.4 million in the aggregate.

DESCRIPTION OF NOTES

General

On September 30, 2010, EVERTEC, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico, issued $220.0 million of 11% Senior Notes due 2018 under an indenture (the “Indenture”), dated as of September 30, 2010 by and among EVERTEC, the Note Guarantors and Wilmington Trust FSB, as Trustee. In this “Description of Notes,” the terms “Issuer” or “EVERTEC” refer only to EVERTEC, Inc. and not any of its Subsidiaries, and the term “Notes” refers to the old notes and the exchange notes.

The exchange notes will be issued under the Indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the exchange notes are identical in all material respects to the old notes, except the exchange notes will not contain transfer restrictions and holders of exchange notes will no longer have any registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements. Wilmington Trust, National Association, as exchange agent, will authenticate and deliver exchange notes for original issue only in exchange for a like principal amount of old notes. Any old notes that remain outstanding after the consummation of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding Notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old notes and the exchange notes outstanding.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part thereof by the TIA. We urge that you carefully read the Indenture and the TIA because the Indenture and the TIA govern your rights as holders of the old notes and/or exchange notes, not this description. Capitalized terms used in this “Description of Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.”

The Issuer issued Notes with an initial aggregate principal amount of $220.0 million. Following the Issue Date, the Issuer may issue additional Notes from time to time. Any offering of additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Notes and any additional Notes subsequently issued under the Indenture may, at our election, be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if any additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the additional Notes will have a separate CUSIP number. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Notes,” references to the Notes include any additional Notes actually issued.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuer (which initially shall be the principal corporate trust office of the Trustee).

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The Notes are senior obligations of the Issuer and will mature on October 1, 2018. Each Note bears interest at a rate of 11% per annum from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on March 15 or September 15 immediately preceding the interest payment date on April 1 and October 1 of each year.

Additional interest is payable with respect to the Notes in certain circumstances if the Issuer does not consummate the exchange offer (or shelf registration, if applicable) as provided in the Registration Rights Agreement and as further described under “Exchange Offer; Registration Rights.”

Optional Redemption

On or after October 1, 2014 the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of The Depository Trust Company (“DTC”), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 1 of the years set forth below:

Period

Period	Redemption Price
2014	105.500%
2015	102.750%
2016 and thereafter	100.000%

In addition, prior to October 1, 2014 the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to October 1, 2013 the Issuer may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) with the net cash proceeds of one or more Equity Offerings (1) by EVERTEC or (2) by any direct or indirect parent of EVERTEC to the extent the net cash proceeds thereof are contributed to the common equity capital of EVERTEC or are used to purchase Capital Stock (other than Disqualified Stock) of EVERTEC, at a redemption price (expressed as a percentage of principal amount thereof) of 111%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption of Notes (including, but not limited to, with the net cash proceeds of an Equity Offering) may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent (including, but not limited to, completion of any related Equity Offering).

Selection

In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $2,000 (and integral multiples of $1,000 in excess thereof) or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, premium, if any, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” Subject to applicable federal and state securities laws, the Issuer or its affiliates may at any time and from time to time purchase Notes or our other indebtedness. Any such purchases may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as well as with such consideration as the Issuer or any such affiliates may determine.

Additional Amounts

All payments made by the Issuer under or with respect to the Notes or any of the Note Guarantors on its Note Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Issuer or any Note Guarantor is then incorporated, or resident or doing business for tax purposes or any department or political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made or any department or political subdivision thereof or therein (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made by the Issuer under or with respect to the Notes or any of the Note Guarantors with respect to any Note Guarantee, including payments of principal, redemption price, purchase price, interest or premium, the Issuer or the relevant Note Guarantor, as applicable, will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) will equal the respective amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

(1)	any Taxes, to the extent such Taxes would not have been imposed but for the existence of any present or former connection between the holder or the beneficial owner of the Notes and the relevant Tax Jurisdiction (other than solely from the mere acquisition, ownership, holding or disposition of such Note, the enforcement of rights under such Note or under a Note Guarantee and/or the receipt of any payments in respect of such Note or a Note Guarantee);

(2)	any Taxes, to the extent such Taxes would not have been imposed but for the failure of the holder or the beneficial owner of the Notes, following the Issuer’s written request to the holder, at least 30 days before any such withholding or deduction would be payable, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Tax Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Tax Jurisdiction), but in each case, only to the extent the holder or the beneficial owner is legally entitled to provide such certification or documentation;

(3)	any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period);

(4)	any estate, inheritance, gift, transfer, personal property or similar tax or assessment;

(5)	any Taxes payable otherwise than by deduction or withholding from payments made under or with respect to any Note or Note Guarantee; or

(6)	any combination of the above items.

In addition to the foregoing, the Issuer and the Note Guarantors will also pay and indemnify the holder for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and other liabilities related thereto) which are levied by any Tax Jurisdiction on the execution, delivery, issuance, or registration of any of the Notes, the Indenture, any Note Guarantee, or any other document or instrument referred to therein, or the receipt of any payments with respect to, or enforcement of, the Notes or any Note Guarantee (such sum being recoverable from the Issuer as a liquidated sum payable as a debt).

If the Issuer or any Note Guarantor, as the case may be, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or any Note Guarantee, the Issuer or the relevant Note Guarantor, as the case may be, will deliver to the Trustee on a date which is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or the relevant Note Guarantor shall notify the Trustee promptly thereafter) notice stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The notice must also set forth any other information reasonably necessary to enable the Paying Agents to pay Additional Amounts to holders on the relevant payment date. The Issuer or the relevant Note Guarantor will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Issuer or the relevant Note Guarantor will make all withholdings and deductions (within the time period and in the minimum amount) required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer or the relevant Note Guarantor will use its reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Issuer or the relevant Note Guarantor will furnish to the Trustee (or to a holder upon request), within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer or a Note Guarantor, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to Trustee) by such entity.

Whenever in the Indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or of any other amount payable under, or with respect to, any of the Notes or any Note Guarantee, such mention shall be deemed to include the payment of Additional Amounts, if applicable.

The above obligations will survive any termination, defeasance or discharge of the Indenture and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer or any Note Guarantor is incorporated, or resident or doing business for tax purposes or any jurisdiction from or through which such Person makes any payment on the Notes (or any Note Guarantee) and any department or political subdivision thereof or therein.

Redemption for Changes in Taxes

The Issuer may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days’ prior written notice to the holders, at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date and all Additional Amounts (if any) which otherwise would be payable, if on the next date on which any amount would be payable in respect of the Notes, the Issuer would be required to pay Additional Amounts, and the Issuer cannot avoid any such payment obligation by taking reasonable measures available to it, as a result of:

(1)	any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a relevant Tax Jurisdiction which is announced and becomes effective after the date of the Offering Memorandum (or, if the applicable Tax Jurisdiction became a Tax Jurisdiction on a date after the date of the Offering Memorandum, such later date); or

(2)	any amendment to, or change in, an official interpretation or application regarding such laws, regulations or rulings, including by virtue of a holding, judgment or order by a court of competent jurisdiction which is announced and becomes effective after the date of the Offering Memorandum (or, if the applicable Tax Jurisdiction became a Tax Jurisdiction on a date after the date of the Offering Memorandum, such later date).

The Issuer will not give any such notice of redemption earlier than 90 days prior to the earliest date on which the Issuer would be obligated to make such payment or withholding if a payment in respect of the Notes were then due, and, at the time such notice is given, the obligation to pay Additional Amounts must remain in effect.

Ranking

The indebtedness evidenced by the Notes is senior unsecured Indebtedness of the Issuer, equal in right of payment to all existing and future Pari Passu Indebtedness of the Issuer, effectively subordinated to all Secured Indebtedness of the Issuer to the extent of the value of the assets securing such Indebtedness and senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer.

The indebtedness evidenced by the Note Guarantees is senior unsecured Indebtedness of the applicable Note Guarantor, equal in right of payment to all existing and future Pari Passu Indebtedness of such Note Guarantor, effectively subordinated to all Secured Indebtedness of such Note Guarantor to the extent of the value of the assets securing such Indebtedness and senior in right of payment to all existing and future Subordinated Indebtedness of such Note Guarantor.

At December 31, 2010,

(1)	the Issuer and its Subsidiaries had $354.1 million of Secured Indebtedness outstanding. In addition, the Issuer and its Subsidiaries had approximately $50.0 million of availability under our revolving credit facility;

(2)	the Issuer and its Subsidiaries had $220.0 million of senior unsecured Indebtedness outstanding, consisting of the Notes; and

(3)	the Issuer and its Subsidiaries had no Subordinated Indebtedness outstanding.

Although the Indenture limits the Incurrence of Indebtedness and the issuance of Disqualified Stock by the Issuer and its Restricted Subsidiaries and the issuance of Preferred Stock by the Restricted Subsidiaries of the Issuer that are not Note Guarantors, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, the Issuer and its Restricted Subsidiaries may be able to Incur substantial amounts of Indebtedness. Such Indebtedness may be Secured Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

A significant portion of the operations of the Issuer is conducted through its Subsidiaries. Unless a Subsidiary is a Note Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Issuer, including holders of the Notes. The Notes, therefore, are structurally subordinated to claims of creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuer that are not Note Guarantors. As of the date of this prospectus, all of the Wholly Owned Subsidiaries of the Issuer are Note Guarantors other than EVERTEC Latinoamerica, S.A., a Costa Rican entity, and three inactive Costa Rican subsidiaries that are in the process of liquidation: TII Smart Solutions, S.A., Payment Technologies, S.A. and Technological Ventures, S.A. As of or for the year ended December 31, 2010 (on a full year basis), our Wholly Owned Subsidiaries that are not Note Guarantors accounted for approximately $12.7 million, or 4%, of our total revenues, approximately $1.6 million, or 1%, of our EBITDA, and approximately $63 million, or 6%, of our total assets.

Note Guarantees

Each of the Issuer’s direct and indirect Wholly Owned Restricted Subsidiaries that are guarantors under the Credit Agreement jointly and severally irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). Such Note Guarantors agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees.

Each Note Guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. However, in a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. See “Risk Factors—Risks Related to the Notes.” After the Issue Date, the Issuer will cause each Wholly Owned Restricted Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that guarantees certain Indebtedness of the Issuer or any of its Restricted Subsidiaries or issues shares of Disqualified Stock to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same unsecured senior basis. See “—Certain Covenants—Future Note Guarantors.”

Each Note Guarantee is a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	subject to the next paragraph, be binding upon each such Note Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Restricted Subsidiary’s Note Guarantee will be automatically released upon:

(1)	the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation or otherwise) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Note Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Note Guarantor if such sale, disposition, exchange or other transfer is made in a manner not in violation of the Indenture;

(2)	the designation of such Note Guarantor as an Unrestricted Subsidiary in accordance with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary”;

(3)	the release or discharge of the guarantee by such Note Guarantor of the Credit Agreement or other Indebtedness which resulted in the obligation to guarantee the Notes; and

(4)	the Issuer’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance” or if the Issuer’s obligations under the Indenture are discharged in accordance with the terms of the Indenture.

A Restricted Subsidiary’s Note Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Indebtedness or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of a Change of Control, each holder will have the right to require the Issuer to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously or concurrently elected to redeem Notes as described under “—Optional Redemption.”

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuer shall:

(1)	repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or

(2)	obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the notes upon a change of control.”

Within 30 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the Notes by delivery of a notice of redemption as described under “—Optional Redemption,” the Issuer shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuer to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuer, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuer and the initial purchasers. The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancing or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuer’s capital structure or credit rating.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of the Issuer may contain prohibitions on certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer’s ability to pay cash to the holders upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Issuer and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuer to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter until the Reversion Date (as defined below) (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the covenants specifically listed under the following captions in this “Description of Notes” section of this prospectus will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2) “—Limitation on Restricted Payments”;

(3) “—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(4) “—Asset Sales”;

(5) “—Transactions with Affiliates”;

(6) “—Future Note Guarantors”; and

(7) clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.”

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the first or second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (c) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.”

In addition, for purposes of the covenant described under “—Transactions with Affiliates,” all agreements and arrangements entered into by the Issuer and any Restricted Subsidiary with an Affiliate of the Issuer during the Suspension Period prior to such Reversion Date will be deemed to have been entered into on or prior to the Issue Date and for purposes of the covenant described under “—Dividend and Other Payment Restrictions Affecting Subsidiaries,” all contracts entered into during the Suspension Period prior to such Reversion Date that contain any of the restrictions contemplated by such covenant will be deemed to have been existing on the Issue Date. For purposes of the “—Asset Sale” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

The Issuer shall provide an Officer’s Certificate to the Trustee indicating the occurrence of any Covenant Suspension Event or Reversion Date. The Trustee will have no obligation to (i) independently determine or verify if such events have occurred, (ii) make any determination regarding the impact of actions taken during the Suspension Period on the Issuer’s future compliance with its covenants or (iii) notify the holders of any Covenant Suspension Event or Reversion Date.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture provides that:

(1)	the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Issuer will not permit any Restricted Subsidiary that is not a Note Guarantor to issue any shares of Preferred Stock;

provided , however, that the Issuer and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary that is not a Note Guarantor may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, however, that Indebtedness of any Restricted Subsidiaries that are not Note Guarantors that is outstanding pursuant to this clause shall not at any time exceed $75.0 million in the aggregate.

The foregoing limitations will not apply to:

(a)	the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness (which in the case of clause (2) below shall be Secured Indebtedness) in an aggregate principal amount outstanding at any time that does not exceed the greater of (1) $520.0 million, less the amount of all permanent reductions of Indebtedness thereunder as a result of principal payments actually made with Net Proceeds from Asset Sales, and (2) an amount of Secured Indebtedness that would not cause the Secured Indebtedness Leverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, determined on a pro forma basis, to exceed 4.00 to 1.00;

(b)	the Incurrence by the Issuer and the Note Guarantors of Indebtedness represented by the Notes (not including any additional Notes) and the Note Guarantees (including exchange Notes and related guarantees thereof);

(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d)(x)

Capitalized Lease Obligations of the Issuer or any Restricted Subsidiary not in excess of $35.0 million at any time outstanding; provided, however, that an additional amount of Capitalized Lease Obligations may be Incurred by the Issuer or any Restricted Subsidiary to the extent (A) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (B) after giving effect to the issuance, incurrence or assumption of such Indebtedness, the Senior Secured Indebtedness Leverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, determined on a pro forma basis, would not exceed 3.50 to 1.00 and (y) mortgage financings and other purchase money Indebtedness Incurred by the Issuer or any Restricted Subsidiary, Disqualified Stock issued by the Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary, prior to or within 270 days after the acquisition, lease, construction, repair, replacement or improvement of the respective property (real or personal, and whether through the direct purchase of property or the Equity Interests of any person owning such property) permitted hereunder in order to finance such acquisition, lease, construction, repair, replacement or improvement, so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(e)	Indebtedness Incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit, bank guarantees or similar instruments, issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance or similar requirements, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of the Issuer or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities Incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary that is not a Note Guarantor is subordinated in right of payment to the obligations of the Issuer under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i)	Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Note Guarantor (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries), such Indebtedness is subordinated in right of payment to the Note Guarantee of such Note Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j)(x)	Hedging Obligations entered into in connection with the Transactions and (y) Hedging Obligations that are not incurred for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k)	Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, in each case outstanding on the Issue Date or otherwise provided in the ordinary course of business (whether or not consistent with past practices) of the Issuer (including, prior to the Issue Date, by Popular for the benefit of the Issuer), including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(l)	Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed at any one time outstanding the greater of $85.0 million and 7.75% of Consolidated Total Assets at the time of Incurrence (it being understood that any Indebtedness Incurred pursuant to this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m)	Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference not greater than 100.0% of the net cash proceeds received by the Issuer and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (which proceeds are contributed to the Issuer or a Restricted Subsidiary) or cash contributed to the capital of the Issuer (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, the Issuer or any of its Subsidiaries) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the third paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(n)	any guarantee by the Issuer or any Restricted Subsidiary of Indebtedness or other obligations of the Issuer or a Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that (i) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Note Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Note Guarantee, as applicable, and (ii) if such guarantee is of Indebtedness of the Issuer, such guarantee is Incurred in accordance with the covenant described under “—Future Note Guarantors” solely to the extent such covenant is applicable;

(o)	the Incurrence by the Issuer or any of the Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (1), (m), (o), (p) and (t) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), expenses, issue discount, defeasance costs, and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to

Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is 91 days following the last maturity date of any Notes then outstanding were instead due on such date (provided that this subclause (1) will not apply to any refunding or refinancing of any Secured Indebtedness);

(2)	is Incurred in an aggregate principal amount (or if issued with original issue discount an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus (y) the amount of premiums (including tender premiums), expenses, issue discount, defeasance costs, and fees Incurred in connection with such refinancing;

(3)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or a Note Guarantee, as applicable, such Refinancing Indebtedness is junior to the Notes or the Note Guarantee, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4)	shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Note Guarantor that refinances Indebtedness of the Issuer or a Note Guarantor, or (y) Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(p)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or any Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the Issuer or any Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)	the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2)	the Fixed Charge Coverage Ratio of the Issuer would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(q)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(r)	Indebtedness of Restricted Subsidiaries under local lines of credit in the ordinary course of business and consistent with past practices, (x) Indebtedness Incurred in the ordinary course of business under overdraft facilities (including, but not limited to, intraday, ACH and purchasing card/T&E services) established for Carib Holdings, Inc.’s, the Issuer’s and its Subsidiaries’ ordinary course of operations and (y) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business;

(s)	Indebtedness of the Issuer or any Restricted Subsidiary (1) supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee and (2) in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in the ordinary course of business or consistent with past practice or industry practice;

(t)	Indebtedness of Restricted Subsidiaries that are not Note Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (t), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed at any one time outstanding the greater of $25.0 million and 2.25% of Consolidated Total Assets at the time of Incurrence (it being understood that any Indebtedness incurred pursuant to this clause (t) shall cease to be deemed incurred or outstanding for purposes of this clause (t) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (t));

(u)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(v)	Indebtedness consisting of Indebtedness issued by the Issuer or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any of its direct or indirect parent companies to the extent described in clause (4) of the third paragraph of the covenant described under “—Limitation on Restricted Payments”;

(w)	Indebtedness of the Issuer or any Restricted Subsidiary to any joint venture (regardless of the form of legal entity) that is not a Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of AP Carib, the Issuer and the Restricted Subsidiaries;

(x)	Indebtedness Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of the Issuer or any Restricted Subsidiary not in excess of, at any one time outstanding, the greater of $85.0 million and 7.75% of Consolidated Total Assets at the time of Incurrence;

(y)	customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;

(z)	unsecured Indebtedness constituting obligations of the Issuer or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are Incurred in connection with open accounts extended by suppliers on customary trade terms (which require that all such payments be made within 90 days after the Incurrence of the related obligations) in the ordinary course of business and not in connection with the borrowing of money or Hedging Obligations; (2) Indebtedness representing deferred compensation to employees of AP Carib, the Issuer or any Subsidiary of the Issuer Incurred in the ordinary course of business; and (3) Indebtedness of the Issuer or any Restricted Subsidiary under deferred compensation or other similar arrangements Incurred by such person in connection with the Transactions and any acquisitions or other Investments permitted hereunder; and

(aa)	Settlement Indebtedness.

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, then the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; and

(2)	at the time of Incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above without giving pro forma effect to the Indebtedness Incurred pursuant to the second paragraph above when calculating the amount of Indebtedness that may be Incurred pursuant to the first paragraph above.

Notwithstanding the foregoing, Indebtedness incurred under the Credit Agreement on the Issue Date shall be deemed to have been incurred under clause (a) of the second paragraph above and may not be reclassified.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of any of the Issuer’s or any of the Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or a Restricted Subsidiary; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(3)

make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or a Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (c) thereof), (6)(c), (8), (12)(b) and (17) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit (with the amount of any Restricted Payment made under this covenant in any property other than cash being equal to the Fair Market Value (as determined in good faith by the Issuer) of such property at the time made).

“Cumulative Credit” means the sum of (without duplication):

(1)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period, the “Reference Period”) from October 1, 2010 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit); plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash, received by the Issuer after the Issue Date (other than net proceeds to the extent such net proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (m) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to the Issuer or Restricted Subsidiary); plus

(3)	100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock and Disqualified Stock and other than contributions to the extent such contributions have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (m) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4)	100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5)	100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from:

(A)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer and the Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and the Restricted Subsidiaries by any Person (other than the Issuer or any Restricted Subsidiary) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) of the succeeding paragraph);

(B)	the sale (other than to the Issuer or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary; or

(C)	a distribution or dividend from an Unrestricted Subsidiary; plus

(6)	in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer or the Restricted Subsidiaries in such Unrestricted Subsidiary (which, if the Fair Market Value of such investment shall exceed $50.0 million, shall be determined by the Board of Directors of the Issuer, a copy of the resolution of which with respect thereto shall be delivered to the Trustee) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) of the succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a)	the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Issuer or any direct or indirect parent of the Issuer or Subordinated Indebtedness of the Issuer or any Note Guarantor, in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer) (collectively, including any such contributions, “Refunding Capital Stock”);

(b)	the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of Refunding Capital Stock; and

(c)	if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph and not made pursuant to clause (2)(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Note Guarantor, which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)	the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith);

(b)	such Indebtedness is subordinated to the Notes or the related Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any Notes then outstanding; and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is 91 days following the last maturity date of any Notes then outstanding were instead due on such date;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer (including related stock appreciation rights or similar securities) held by any future, present or former employee, director or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed (i) prior to the consummation of an underwritten public Equity Offering of common stock, $7.5 million in any fiscal year, with unused amounts in any fiscal year being permitted to be carried over to succeeding fiscal years subject to a maximum (without giving effect to the following proviso) of $12.5 million in any fiscal year or (ii) subsequent to the consummation of an underwritten public Equity Offering of common stock, $7.5 million in any fiscal year, with unused amounts in any fiscal year being permitted to be carried over to succeeding fiscal years subject to a maximum (without giving effect to the following proviso) of $25.0 million in any fiscal year; provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Issuer or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and the Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under “— Limitation on Restricted Payments”); plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Restricted Subsidiaries after the Issue Date; plus

(c)	the amount of any cash bonuses otherwise payable to members of management, directors or consultants of the Issuer and the Restricted Subsidiaries or any direct or indirect parent of the Issuer in connection with transactions that are foregone in return for the receipt of Equity Interests;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (a), (b) and (c) above in any calendar year; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer, any Restricted Subsidiary or the direct or indirect parents of the Issuer in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary issued or Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6)(a)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(b)	a Restricted Payment to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (b) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(c)	the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided , however, in the case of each of (a) and (c) above of this clause (6), that (i) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Fixed Charge Coverage Ratio shall be at least 2.00 to 1.00 and (ii) the aggregate amount of dividends declared and paid pursuant to such clauses does not exceed the net cash proceeds actually received by the Issuer from the sale of such Designated Preferred Stock (other than Disqualified Stock) or Preferred Stock issued after the Issue Date;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed the greater of $30.0 million and 2.75% of Consolidated Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on the Issuer’s Capital Stock (or a Restricted Payment to any direct or indirect parent of the Issuer to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by the Issuer from any public offering of such Capital Stock of the Issuer or any direct or indirect parent of the Issuer, other than public offerings with respect to the Issuer’s (or such direct or indirect parent’s) Capital Stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed the greater of $30.0 million and 2.75% of Consolidated Total Assets at the time of such Restricted Payment;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12)	the payment of Restricted Payments, if applicable:

(a)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer and general corporate operating and overhead, legal, accounting and other professional fees and expenses of any direct or indirect parent of the Issuer in each case to the extent such fees and expenses are attributable to the ownership or operation of the Issuer and its Subsidiaries;

(b)	in amounts required for any direct or indirect parent of the Issuer to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with the covenant described under “-limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses related to any equity or debt offering of such parent whether or not consummated; provided that the amount of such Restricted Payments pursuant to this clause (c) shall not exceed the portion of any such amounts that are allocable to the Issuer and its Subsidiaries;

(13)	any Restricted Payment used to fund the Transactions, including the Special Distribution, and the payment of fees and expenses incurred in connection with the Transactions or owed by the Issuer or any direct or indirect parent of the Issuer or Restricted Subsidiaries of the Issuer to Affiliates, and any other payments made, including any such payments made to any direct or indirect parent of the Issuer to enable it to make payments, in connection with the consummation of the Transactions or as contemplated by the Acquisition Documents, whether payable on the Issue Date or thereafter, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(15)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(16)	Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(17)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions “Change of Control” and “—Asset Sales”; provided that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; and

(18)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by the Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

provided , however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6)(b), (7), (10), (11) and (12)(b), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, all of the Subsidiaries of the Issuer are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

For purposes of the covenant described above, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Issuer may divide and classify such Investment or Restricted Payment in any manner that complies with this covenant and may later divide and reclassify any such Investment or Restricted Payment so long as the Investment or Restricted Payment (as so divided and/or reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of the Issuer or Restricted Subsidiary to:

(a)(i)	pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(b)	make loans or advances to the Issuer or any Restricted Subsidiary; or

(c)	sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and the other Credit Agreement Documents;

(2)	the Indenture, the Notes (and any exchange Notes and guarantees thereof);

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness, Disqualified Stock or Preferred Stock (a) of the Issuer or any Restricted Subsidiary that is a Note Guarantor or (b) of any Restricted Subsidiary that is not a Note Guarantor so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the Issuer), provided that in the case of each of clauses (a) and (b), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date by the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(13)	any Restricted Investment not prohibited by the covenant described under “—Limitation on Restricted Payments” and any Permitted Investment; or

(14)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Issuer’s or a Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or a Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee;

(b)	any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received); and

(c)

any Designated Non-cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $50.0 million and 4.5% of Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after the Issuer’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay (a) Indebtedness constituting Bank Indebtedness and other Pari Passu Indebtedness that is secured by a Lien permitted under the Indenture (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (b) Indebtedness of a Restricted Subsidiary that is not a Note Guarantor, (c) Obligations under the Notes or (d) other Pari Passu Indebtedness (provided that if the Issuer or any Note Guarantor shall so reduce Obligations under unsecured Pari Passu Indebtedness, the Issuer will equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Notes), in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer; or

(2)	to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), assets, or property or capital expenditures, in each case (a) used or useful in a Similar Business or (b) that replace the properties and assets that are the subject of such Asset Sale.

In the case of clause (2) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Issuer or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that the Issuer or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later canceled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $30.0 million, the Issuer shall make an offer to all holders of Notes (and, at the option of the Issuer, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceeds $30.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess

Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, selection of such Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $2,000 or less shall be purchased in part. Selection of such Pari Passu Indebtedness will be made pursuant to the terms of such Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

Transactions with Affiliates

The Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer and/or any of the Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of the Issuer and any direct parent of the Issuer; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3)	the entering into of any one or more agreements to pay, and any amendment or modification of any such agreement (so long as, in the good faith judgment of the Board of Directors of the Issuer, any such amendment is not disadvantageous to the Holders when taken as a whole, as compared to such agreement as in effect on the Issue Date), and the payment of, monitoring, consulting, management, transaction, advisory or similar fees payable to the Sponsor and Popular (A) in an aggregate amount in any fiscal year not to exceed the sum of (1) the greater of $2.0 million and 2.0% of EBITDA of the Issuer and the Restricted Subsidiaries for the immediately preceding fiscal year, plus reasonable out of pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods; plus (2) any deferred fees (to the extent such fees were within such amount in clause (A) (1) above originally), plus (B) without duplication of any amounts paid pursuant to clause (5) below, 2.0% of the value of transactions with respect to which the Sponsor or Popular provides any transaction, advisory or other services, plus (C) a transaction fee of not more than 2.0% of total enterprise value to be paid to the Sponsor and Popular in connection with the Transactions on the Issue Date plus (D) the present value of all future amounts payable pursuant to any agreement referred to in clause (A) (1) above in connection with the termination of any such agreement with Sponsor or Popular;

(4)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer, any Restricted Subsidiary, or any direct or indirect parent of the Issuer;

(5)	payments by the Issuer or any Restricted Subsidiary to the Sponsor or Popular made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreement with the Sponsor or Popular described in the Offering Memorandum or (y) approved by a majority of the Board of Directors of the Issuer in good faith;

(6)	transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the Issuer in good faith;

(8)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date as determined in good faith by the Issuer) or any transaction contemplated thereby;

(9)	the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under the terms of each of the Acquisition Documents (including the Stockholder Agreement) to which it is a party as of the Issue Date, and any transaction, agreement or arrangement described in the Offering Memorandum and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date as determined in good faith by the Issuer;

(10)	the execution of the Transactions, and the payment of all fees and expenses related to the Transactions, including fees to the Sponsor or Popular, which are described in the Offering Memorandum or contemplated by the Acquisition Documents;

(11)(a)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Issuer and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business and consistent with past practice or industry norm;

(12)	any transaction effected as part of a Qualified Receivables Financing;

(13)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(14)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer or any direct or indirect parent of the Issuer or of a Restricted Subsidiary, as appropriate, in good faith;

(15)	any contribution to the capital of the Issuer;

(16)	transactions between the Issuer or any Restricted Subsidiary and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(17)	pledges of Equity Interests of Unrestricted Subsidiaries;

(18)	the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(19)	any employment, severance or consulting agreements entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business or which are approved by a majority of the Board of Directors of the Issuer in good faith;

(20)	transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuer in an Officer’s Certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture; and

(21)	transactions with Popular and its Affiliates contemplated under any contract or agreement as in effect as of the Issue Date, any service addendum, statement of work or any written instructions entered into from time to time to provide services pursuant to the Amended and Restated Master Service Agreement and any service riders entered into from time to time to provide optional services pursuant to the Amended and Restated ATH Network Participation Agreement, and any amendment thereto or similar agreements which may be entered into from time to time thereafter; provided, however, that any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (22) to the extent that (x) such amendment or similar agreements are entered into in the ordinary course of business, (y) the terms of any such amendment or similar agreements are on terms that are no less favorable to the Issuer or such Restricted Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate or (z) the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreements are not otherwise more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date.

Liens

The Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (except Permitted Liens) on any asset or property of the Issuer or any Restricted Subsidiary securing Indebtedness of the Issuer or a Restricted Subsidiary unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes) the obligations so secured until such time as such obligations are no longer secured by a Lien. Any Lien which is granted to secure the Notes or such Note Guarantee pursuant to this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Note Guarantee.

For purposes of determining compliance with this covenant:

(1)	in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Liens described in the foregoing paragraph or in clauses (1) through (32) of the definition of “Permitted Liens,” then the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing an item of Indebtedness (or any portion thereof) in any manner that complies with this covenant; and

(2)	at the time of incurrence, the Issuer will be entitled to divide and classify a Lien securing an item of Indebtedness in more than one of the types of Liens described in the paragraph above or the definition of “Permitted Liens” without giving pro forma effect to the Liens incurred pursuant to the paragraph above or any clause of the definition of “Permitted Liens” other than clause (6)(c) thereof when calculating the amount of Indebtedness that may be secured by Liens pursuant to clause (6)(c) of the definition of “Permitted Liens.”

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, amortization of original issue discount and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case in respect of such Indebtedness.

Reports and Other Information

The Indenture provides that notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form), except that such report on Form 10-K (or any successor or comparable form) will not be required until the earlier of (x) the 105th day following the end of such fiscal year or (y) the 90th day following the end of such fiscal year if the exchange offer registration or shelf registration statement has been declared effective prior to such date;

(2)

within the time period specified in the SEC’s rules and regulations for non-accelerated filers, reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form), except that in the case of the quarters ending in fiscal year 2010 or 2011, such report on Form 10-Q (or any successor or comparable form)

will not be required until the earlier of (x) the 60th day following the end of such fiscal quarter or (y) the 45th day following the end of such fiscal quarter if the exchange offer registration or shelf registration statement has been declared effective prior to such date;

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified in the SEC’s rules and regulations), such other reports on Form 8-K (or any successor or comparable form); and

(4)	any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, subject, in the case of any such information, certificates or reports provided prior to the effectiveness of the exchange offer registration statement or shelf registration statement, to exceptions consistent with the presentation of financial information in the Offering Memorandum.

Notwithstanding the foregoing, the Issuer shall not be required to furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration statement or shelf registration statement.

In the event that:

(a)	the rules and regulations of the SEC permit the Issuer and any direct or indirect parent of the Issuer to report at such parent entity’s level on a consolidated basis and such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Issuer; or

(b)	any direct or indirect parent of the Issuer is or becomes a Note Guarantor of the Notes,

consolidating reporting at the parent entity’s level in a manner consistent with that described in this covenant for the Issuer will satisfy this covenant, and the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such direct or indirect parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer, the Note Guarantors and the other Subsidiaries of the Issuer on a stand-alone basis, on the other hand.

In addition, the Issuer will make such information available to prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the holders if the Issuer has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offer contemplated by the Registration Rights Agreement relating to the Notes or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such Registration

Rights Agreement, and any amendments thereto, and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant and/or (2) the posting of reports that would be required to be provided to the Trustee and the holders on the Issuer’s website.

Future Note Guarantors

The Indenture provides that the Issuer will cause each Wholly Owned Restricted Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that guarantees any Indebtedness of the Issuer or any of the Note Guarantors to execute and deliver to the Trustee, concurrently with the date that such Indebtedness has been guaranteed, a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Note Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to the Notes.”

Each Note Guarantee shall be released in accordance with the provisions of the Indenture described under “—Note Guarantees.”

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that the Issuer may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions (other than the Merger) to, any Person unless:

(1)	the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, the Commonwealth of Puerto Rico or any other territory of the United States (the Issuer or such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Indenture and its Note Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company, the Issuer or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company, the Issuer or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company, the Issuer or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company, the Issuer or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the Fixed Charge Coverage Ratio would be greater than such ratio immediately prior to such transaction;

(5)	if the Issuer is not the Successor Company, each Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations under the Indenture and the Notes; and

(6)	the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Company (if other than the Issuer) will succeed to, and be substituted for, the Issuer under the Indenture and the Notes, and in such event the Issuer will automatically be released and discharged from its obligations under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) the Issuer may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to a Restricted Subsidiary of the Issuer, and (b) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another state of the United States, the District of Columbia or any territory of the United States or may convert into a corporation, partnership or limited liability company, so long as the amount of Indebtedness of the Issuer and the Restricted Subsidiaries is not increased thereby.

The Indenture further provides that, subject to certain limitations in the Indenture governing release of a Note Guarantee upon the sale or disposition of such Note Guarantor, no Restricted Subsidiary that is a Note Guarantor will, and the Issuer will not permit any Restricted Subsidiary that is a Note Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Restricted Subsidiary is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person (other than any such sale, assignment, transfer, lease, conveyance or disposition in connection with the Transactions described in the Offering Memorandum) unless:

(1)	either (a) such Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, the Commonwealth of Puerto Rico, any other territory of the United States, the jurisdiction of organization of such Note Guarantor or any other jurisdiction of organization of any other Restricted Subsidiary (such Note Guarantor or such Person, as the case may be, being herein called the “Successor”) and the Successor (if other than such Note Guarantor) expressly assumes all the obligations of such Note Guarantor under the Indenture and the Note Guarantee, pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee, or (b) such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “—Certain Covenants—Asset Sales” and does not constitute a sale, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer; and

(2)	the Successor (if other than such Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor (if other than such Note Guarantor) will succeed to, and be substituted for, such Note Guarantor under the Indenture and the Note Guarantee, and such Note Guarantor will automatically be released and discharged from its obligations under the Indenture and its Note Guarantee. Notwithstanding the foregoing, (1) a Restricted Subsidiary that is a Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Note Guarantor in another state of the United States, the District of Columbia or any territory of the United States, or in Canada or any territory thereof so long as the amount of Indebtedness of the Issuer or such Restricted Subsidiary is not increased thereby, (2) a Restricted Subsidiary that is a Note Guarantor may convert into a corporation, partnership, limited partnership, limited liability company or other business entity organized or existing under the laws of the jurisdiction of organization of such Note Guarantor and (3) a Restricted Subsidiary that is a Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Transfer”) to the Issuer or any Restricted Subsidiary that is a Note Guarantor.

This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and the Restricted Subsidiaries.

Defaults

An Event of Default is defined in the Indenture with respect to the Notes as:

(1)	a default in any payment of interest (including any additional interest) on any Note when due, continued for 30 days;

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	the failure by the Issuer to comply with its obligations under the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” above;

(4)	the failure by the Issuer or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

(5)	the failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $40.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6)	certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (the “bankruptcy provisions”);

(7)	failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $40.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8)	any Note Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or the Issuer or any Note Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under the Indenture or any Note Guarantee with respect to the Notes and such Default continues for 10 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clause (4) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Issuer and the Administrative Agent under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Issuer is required to deliver to the Trustee on an annual basis (within 30 days after the last date the annual report on Form 10-K would be required to be delivered to the Trustee under “—Certain Covenants —

Reports and Other Information”), a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding, and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or change the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” or “—Redemption for Changes in Withholding Taxes” above;

(5)	make any Note payable in money other than that stated in such Note;

(6)	expressly subordinate the Notes or any Note Guarantee to any other Indebtedness of the Issuer or any Note Guarantor;

(7)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(9)	except as expressly permitted by the Indenture, modify or release the Note Guarantee of any Significant Subsidiary in any manner adverse to the holders of the Notes.

Without the consent of any holder, the Issuer and the Trustee may amend the Indenture to cure any ambiguity, omission, mistake, defect or inconsistency, to provide for the assumption by a Successor (with respect to the Issuer) of the obligations of the Issuer under the Indenture and the Notes, to provide for the assumption by a Successor Company or Successor (with respect to any Restricted Subsidiary that is a Note Guarantor), as the case may be, of the obligations of a Note Guarantor under the Indenture and its Note Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add a Note Guarantee with respect to the Notes, to secure the Notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder, to conform the text of the Indenture, Note Guarantees or the Notes, to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, Note Guarantees or the Notes, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of additional Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuer, any Note Guarantor or any of their respective direct or indirect parent companies, as such, will have any liability for any obligations of the Issuer or any Note Guarantor under the Notes, the Indenture or the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements or transfer documents and the Issuer may require a noteholder to pay any taxes required by law or permitted by the Indenture. The registrar will not be required to transfer or exchange any Notes selected for redemption (except in the case of Notes to be redeemed in part, the portion of the Notes not to be redeemed) or to transfer or exchange any Notes for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuer and/or the Note Guarantors have paid all other sums payable under the Indenture; and

(3)	the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuer at any time may terminate all of its obligations under the Notes and the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuer at any time may terminate its obligations under the covenants described under “Certain Covenants” for the benefit of the holders of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and the undertakings and covenants contained under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the holders of the Notes. If the Issuer exercises its legal defeasance option or its covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of the covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4) and (5) (with respect only to Significant Subsidiaries), (6) or (7) under “—Defaults” or because of the failure of the Issuer to comply with the clause (4) under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal or Commonwealth of Puerto Rico income tax purposes as a result of such deposit and defeasance and will be subject to Federal or Commonwealth of Puerto Rico income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Concerning the Trustee

Wilmington Trust FSB is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and a Paying Agent with regard to the Notes.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by the Sponsor of 51% of the outstanding voting power of the Capital Stock of the Issuer, pursuant to the Merger Agreement.

“Acquisition Documents” means the Merger Agreement and any other document entered into in connection therewith or contemplated thereby, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter, so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the Acquisition Documents as in effect on the Issue Date, as determined in good faith by the Issuer.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1% of the then outstanding principal amount of the Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at October 1, 2014 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the Note through October 1, 2014 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/ Leaseback Transaction) outside the ordinary course of business of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares or other Equity Interests issued to foreign nationals or other third parties to the extent required by applicable law) of the Issuer or any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities in the ordinary course of business; a disposition of obsolete, damaged or worn out property or equipment in the ordinary course of business; or a disposition of inventory no longer useful or necessary in the operation of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets of the Issuer or any Restricted Subsidiary or issuance or sale of Equity Interests of the Issuer or any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by the Issuer to a Restricted Subsidiary or by a Restricted Subsidiary to the Issuer or other Restricted Subsidiaries;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g) foreclosure or any similar action with respect to any property or other asset of the Issuer or any of the Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory or other assets or the sale of receivables pursuant to non-recourse factoring arrangements, in each case, in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(1) in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(m) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n) dispositions in connection with Permitted Liens;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property;

(q) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(r) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind; and

(s) any disposition in the ordinary course of business, including disposition in connection with any Settlement, dispositions of Settlement Assets, Merchant Agreements and dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and the other Credit Agreement Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Bankruptcy Code” means Title 11 of the United State Code, as amended, or any similar federal or state law for the relief of debtors.

“Board of Directors” means, as to any Person, the board of directors or managers, sole member or managing members, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Subsidiaries that are Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Subsidiaries.

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsor or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control” means the occurrence of either of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2) at any time prior to a Qualified IPO, any combination of Permitted Holders in the aggregate shall fail to beneficially own (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act or any successor provision), directly or indirectly, Voting Stock of the Issuer representing at least a majority of the total voting power of the Voting Stock of the Issuer; provided that no Change of Control shall be deemed to occur under this clause (2) if at such time (x) no Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, beneficially owns (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act or any successor provision), directly or indirectly, Voting Stock of the Issuer representing more than 10% of the total voting power of the Voting Stock of the Issuer and (y) the Permitted Holders in the aggregate own, directly or indirectly, Voting Stock of the Issuer representing a greater percentage of the voting power of the Voting Stock of the Issuer than any other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act); or

(3) the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees and Capitalized Software Expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Subsidiaries that are Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Subsidiaries that are Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding additional interest in respect of the Notes, amortization or write-off of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge, commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and such Subsidiaries that are Restricted Subsidiaries for such period, whether paid or accrued; plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than the Issuer and the Restricted Subsidiaries; minus

(4) interest income for such period;

provided that for purposes of calculating Consolidated Interest Expense, no effect shall be given to the discount and/or premium resulting from the bifurcation of derivatives under FASB ASC 815 and related interpretations as a result of the terms of the Indebtedness to which such Consolidated Interest Expense relates.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries that are Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto), or expenses or charges, any severance expenses, relocation or other restructuring expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses, fees, expenses or charges relating to facilities closing costs, acquisition integration costs, transition expenses attributable to the Issuer becoming an independent operating company in connection with the Transactions (whether incurred before, on or after the Issue Date), facilities opening costs, project start-up costs, business optimization costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), any costs associated with the separation of the Venezuela operations from the business conducted by the Issuer and its Subsidiaries on the Issue Date (whether or not such separation costs are incurred before, on or after the Issue Date), and any fees, expenses, charges or change in control payments made under the Acquisition Documents or otherwise related to the Transactions (including any expenses or charges attributable to any payments made (or any agreement or commitment to make any payment) to employees of the Issuer or any Subsidiary of the Issuer in lieu of stock options, restricted stock units or similar items or in satisfaction of any obligation or a commitment to grant or issue any such items), in each case, shall be excluded;

(2) effects of purchase accounting adjustments (including, without limitation, the effects of such adjustments pushed down to such Person and such Subsidiaries and the effects of adjustments to unearned income and deferred rent) in amounts required or permitted by GAAP, resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the Issuer) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit” contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) any impairment charges or asset write-offs, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(11) any (a) one-time non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees, or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any such Subsidiary, shall be excluded;

(12) accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with GAAP or as a result of adoption or modification of accounting policies shall be excluded;

(13)(a) the Net Income of any Person and its Subsidiaries that are Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(14)(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded;

(15) any currency translation gains and losses related to currency remeasurements, including, but not limited to, Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded;

(17) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded;

(18) non-cash charges for deferred tax valuation allowances shall be excluded; and

(19) any expenses attributable to costs paid by any Person (other than the Issuer or its Subsidiaries) on behalf of the Issuer or its Subsidiaries or expenses that are reimbursed by such Person to the Issuer or its Subsidiaries, in each case, to the extent specifically contemplated in the Merger Agreement, shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries or Restricted Subsidiaries to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of “Cumulative Credit” contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Subsidiaries that are Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP; provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, Commonwealth of Puerto Rico, franchise, property and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations).

“Consolidated Total Assets” shall mean, as of any date, the total assets of the Issuer and its consolidated Restricted Subsidiaries without giving effect to any amortization or write-off of the amount of intangible assets (including, without limitation, goodwill) since the Issue Date (or with respect to assets acquired after the Issue Date, the date such assets were acquired by the Issuer or a consolidated Restricted Subsidiary), determined in accordance with GAAP, as set forth on the most recent consolidated balance sheet of the Issuer as of such date for which financial statements have been delivered pursuant to the covenant described under “—Certain Covenants—Reports and Other Information” (or, if no such financial statements have been delivered, as set forth on the most recent consolidated balance sheet of the Issuer set forth in the Offering Memorandum).

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the credit agreement entered into in connection with, and on or prior to, the consummation of the Acquisition, among Carib Holdings, Inc., the Issuer, the guarantors named therein, the financial institutions named therein, and Bank of America, N.A., as Administrative Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer (other than Disqualified Stock) that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale);

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by such Person in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Subsidiaries that are Restricted Subsidiaries for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Fixed Charges; plus

(3) Consolidated Depreciation and Amortization Expense; plus

(4) Consolidated Non-cash Charges; plus

(5) any expenses or charges (other than Consolidated Depreciation or Amortization Expense) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the Incurrence or repayment of Indebtedness permitted to be Incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Bank Indebtedness, (ii) any amendment or other modification of the Notes or other Indebtedness, (iii) any additional interest in respect of the Notes and (iv) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(6) business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility closures, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(7) the amount of management, monitoring, consulting, transaction and advisory fees and related expenses paid to the Sponsor or Popular (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates”; plus

(8) the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(9) any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or a Note Guarantor or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(10) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (3) to the “Summary Historical and Pro Forma Combined Financial Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such period less, without duplication;

(11) non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common Capital Stock or Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or such direct or indirect parent’s common Capital Stock registered on Form S-4 or Form S-8;

(2) issuances to the Issuer or any of its Subsidiaries; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by the Issuer) received by the Issuer after the Issue Date from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Excluded Transaction Debt” means all Indebtedness Incurred in connection with the Transactions consisting of, or Incurred to fund the payment of, any original issue discount or upfront fees in respect of the Bank Indebtedness, the Notes or any other Indebtedness Incurred to fund the Transactions.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of the EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any Restricted Subsidiary has determined to make and/or made during the reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) adjustments calculated in accordance with Regulation S-X under the Securities Act, (2) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event (including, to the extent applicable, from the Transactions) and (3) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (3) to the “Summary Historical and Pro Forma Combined Financial Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period; and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that constitutes (i) a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided , however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing or (5) obligations under the Acquisition Documents to the extent such obligations are not for borrowed money.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of GAAP to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuer or any direct or indirect parent of the Issuer, as applicable, was approved by a vote of a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable.

“Merchant Agreement” shall mean any contract entered into with a merchant relating to the provision of Merchant Services.

“Merchant Services” shall mean services provided to merchants relating to the authorization, transaction capture, settlement, chargeback handling and internet-based transaction processing of credit, debit, stored-value and loyalty card and other payment transactions (including provision of point of service devices and other equipment necessary to capture merchant transactions and other ancillary services).

“Merger” means the merger of Carib Acquisition, Inc. with and into EVERTEC, Inc., with EVERTEC, Inc. as the surviving corporation, pursuant to the terms of the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger among Popular, AP Carib Holdings, Ltd., Carib Acquisition, Inc. and the Issuer, dated as of June 30, 2010, as amended or supplemented as of the Issue Date.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Subsidiaries that are Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related solely to such disposition), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Note Guarantee” means any guarantee of the obligations of the Issuer under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Note Guarantor” means any Person that Incurs a Note Guarantee; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the Indenture, such Person ceases to be a Note Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Offering Memorandum” means the offering memorandum relating to the offering of the old notes dated September 23, 2010.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, which meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee and that satisfies the requirements set forth in the Indenture. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Pari Passu Indebtedness” means:

(1) with respect to the Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2) with respect to any Note Guarantor, its Note Guarantee and any Indebtedness which ranks pari passu in right of payment to such Note Guarantor’s Note Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsor, (ii) Popular, (iii) the Management Group with respect to no more than 10% of the Voting Stock of the Issuer, (iv) any Person that has no material assets other than the Capital Stock of the Issuer or any direct or indirect parent of the Issuer and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Issuer, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders specified in clauses (i), (ii) and (iii) above, holds more than 50% of the total voting power of the Voting Stock thereof and (v) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and (iii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Issuer or any direct or indirect parent of the Issuer (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i), (ii) and (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Issuer or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any Restricted Subsidiary in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(6) advances to employees, taken together with all other advances made pursuant to this clause (6), not to exceed $7.5 million at any one time outstanding;

(7) any Investment acquired by the Issuer or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Issuer or such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9) any Investment by the Issuer or any Restricted Subsidiary in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of $75.0 million and 6.75% of Consolidated Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(10) additional Investments by the Issuer or any Restricted Subsidiary having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of $85.0 million and 7.75% of Consolidated Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12) Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit” contained in “—Certain Covenants—Limitation on Restricted Payments”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Note Guarantors,” including, without limitation, any guarantee or other obligation issued or incurred under the Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) additional Investments in joint ventures not to exceed at any one time in the aggregate outstanding under this clause (20) the greater of $75.0 million and 7.0% of Consolidated Total Assets at the time of such Investment; provided, however, that if any Investment pursuant to this clause (20) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (20) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(21) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with the Issuer or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(22) any Investment in any Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; and

(23) any Investment arising in the ordinary course of business as a result of any Settlement, including Investments in and of Settlement Assets.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) deposits and other Liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with utilities, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) outstanding on the Issue Date or incurred in the ordinary course of business (whether or not consistent with past practices), including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)(A) Liens on assets of a Restricted Subsidiary that is not a Note Guarantor securing Indebtedness of such Restricted Subsidiary permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred

Stock,” (B) Liens securing Indebtedness permitted to be Incurred under the Credit Agreement, including any letter of credit facility relating thereto, that was permitted to be Incurred pursuant to clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (C) Liens securing obligations in respect of any Indebtedness permitted to be Incurred by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing obligations permitted under this clause (C), at the time of Incurrence and after giving pro forma effect thereto, the Secured Indebtedness Leverage Ratio of the Issuer would not exceed 4.00 to 1.00, and (D) Liens securing Indebtedness permitted to be Incurred pursuant to clause (d), (p), (t) or (x) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (provided that (i) in the case of clause (t), such Lien does not extend to the property or assets of any Subsidiary of the Issuer that is a Note Guarantor and (ii) in the case of clause (p), such Lien applies solely to acquired property or assets of the acquired entity, as the case may be);

(7) Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement);

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(9) Liens on assets or property at the time the Issuer or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of the Issuer or a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations not incurred in violation of the Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and the Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Note Guarantor;

(16) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (6)(B), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (6)(B) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (6)(B);

(21) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(25) other Liens securing obligations incurred in the ordinary course of business or securing Indebtedness, which obligations or Indebtedness do not exceed $50.0 million at any one time outstanding;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(28) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code in effect in the State of New York or similar provisions in similar codes, statutes or laws in other jurisdictions on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(29) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(30) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(31) Liens on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture; and

(32) Settlement Liens.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Popular” means Popular, Inc. and its Affiliates (but not including any of its portfolio companies).

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Qualified IPO” means any underwritten public Equity Offering.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Issuer shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary;

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any Restricted Subsidiary (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Notes or any Refinancing Indebtedness with respect to the Notes shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule l5cs-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any direct or indirect parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any such Subsidiary transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither the Issuer nor any other Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer; and

(c) to which none of the Issuer or its other Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Restricted Cash” means cash and Cash Equivalents held by the Issuer or any Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer or not available for general corporate purposes if and to the extent appearing as “restricted cash” on a balance sheet of such Person prepared in accordance with GAAP.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary. Unless otherwise indicated, all references to Restricted Subsidiaries will mean Restricted Subsidiaries of the Issuer.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or such Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of Secured Indebtedness secured thereby) of such Person and its Subsidiaries that are Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Subsidiaries that are Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of calculation to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting Officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) adjustments calculated in accordance with Regulation S-X under the Securities Act, (2) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event (including, to the extent applicable, from the Transactions) and (3) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (3) to the “Summary Historical and Pro Forma Combined Financial Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness (other than (x) property or assets held in a defeasance or similar trust or arrangement for the benefit of Secured Indebtedness secured thereby and (y) any Secured Indebtedness that is secured by Liens that are expressly subordinated to Liens securing the Credit Agreement) of such Person and its Subsidiaries that are Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Subsidiaries that are Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of calculation to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting Officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) adjustments calculated in accordance with Regulation S-X under the Securities Act, (2) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event (including, to the extent applicable, from the Transactions) and (3) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (3) to the “Summary Historical and Pro Forma Combined Financial Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Settlement” shall mean the transfer of cash or other property with respect to any credit or debit card charge, check or other instrument, electronic funds transfer, or other type of paper-based or electronic payment, transfer, or charge transaction for which a Person acts a processor, remitter, funds recipient or funds transmitter in the ordinary course of its business.

“Settlement Assets” means any cash, receivable or other property, including a Settlement Receivable, due or conveyed to a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person or an Affiliate of such Person.

“Settlement Indebtedness” means any payment or reimbursement obligation in respect of a Settlement Payment.

“Settlement Lien” means any Lien relating to any Settlement or Settlement Indebtedness (and may include, for the avoidance of doubt, the grant of a Lien in or other assignment of a Settlement Asset in consideration of a Settlement Payment, Liens securing intraday and overnight overdraft and automated clearing house exposure, and similar Liens).

“Settlement Payment” means the transfer, or contractual undertaking (including by automated clearing house transaction) to effect a transfer, of cash or other property to effect a Settlement.

“Settlement Receivable” means any general intangible, payment intangible, or instrument representing or reflecting an obligation to make payments to or for the benefit of a Person in consideration for and in the amount of a Settlement made or arranged, or to be made or arranged, by such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Issuer and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Special Distribution” shall mean a dividend declared by the Issuer pursuant to Section 5.16 of the Merger Agreement.

“Sponsor” means Apollo Management, L.P. and any of its respective Affiliates other than any portfolio companies (collectively, the “Apollo Sponsor”).

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary thereof which the Issuer has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Stockholder Agreement” means the Stockholder Agreement to be dated as of the Issue Date among, Holdings, Popular, AP Carib and the other holders named therein, as amended, supplemented or modified from time to time prior to the Issue Date or thereafter, in accordance with its terms.

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Note Guarantor, any Indebtedness of such Note Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Transactions” means the “Transactions” as defined in the Offering Memorandum under “Summary—The Transactions,” including the Special Distribution.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 1, 2014; provided, however, that if the period from such redemption date to October 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust administration department of the Trustee, with direct responsibility for performing the Trustee’s duties under the Indenture and also means, with respect to a particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of such person’s knowledge of and familiarity with the particular subject.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary;

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of the Restricted Subsidiaries; provided, further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)(1) the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio would be greater than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other ownership interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

EXCHANGE OFFER; REGISTRATION RIGHTS

We, the guarantors and the initial purchasers entered into a registration rights agreement relating to the notes.

Pursuant to the registration rights agreement, we agreed, at our own cost, for the benefit of the holders of the notes, to use our commercially reasonable efforts to file a registration statement (the “exchange offer registration statement”) with respect to a registered exchange offer (an “exchange offer”) to exchange the notes for new notes with terms substantially identical in all material respects with the notes (except for the provisions relating to the transfer restrictions and payment of additional interest), to cause the exchange offer registration statement to be declared effective by the SEC under the Securities Act and to consummate the exchange offer not later than 366 days following the issuance of the notes offered hereby (the “Exchange Date”).

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement for the notes and the applicable requirements of the Securities Act and the related rules and regulations of the SEC.

In the event that the exchange offer is not consummated by the Exchange Date, we will, subject to certain conditions, at our own cost:

•	file a shelf registration statement covering resales of the notes within 30 days after the Exchange Date;

•	use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•

use our commercially reasonable efforts to keep the shelf registration statement effective for a period of one year from the effective date of the shelf registration statement or such shorter period that will terminate when all notes registered thereunder are disposed of in accordance therewith or cease to be outstanding on the date upon which all notes covered by such shelf registration statement become eligible for resale, without regard to volume, manner of sale or other restrictions contained in Rule 144.

In the event that the exchange offer has not been consummated within 366 days after the issue date and a shelf registration statement covering resales of the notes has not been filed or the shelf registration statement has not been declared effective by the SEC (each, a “notes registration default”), then additional interest will accrue on the aggregate principal amount of notes from and including the date on which any such notes registration default has occurred to but excluding the date on which all notes registration defaults have been cured. Additional interest will accrue at a rate of 0.25% for the first 90 day period after such date and thereafter it will be increased by an additional 0.25% for each subsequent 90 day period that elapses provided that the aggregate increase in such annual interest rate may in no event exceed 1.00% per annum over the rate shown on the cover page of this prospectus.

BOOK ENTRY, DELIVERY AND FORM

Except as set forth below, the exchange notes will each initially be issued in the form of one or more fully registered notes in global form without coupons. Each global note shall be deposited with the trustee, as custodian for The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or a nominee thereof. The old notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the applicable global note.

Except as set forth below, a global note may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except in the limited circumstances described below

The Global Notes

We expect that, pursuant to procedures established by DTC, (1) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (2) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If beneficial interests in the Global Notes have become exchangeable for Certified Securities and a holder requires physical delivery of a Certificated Security, such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture and DTC shall have requested the issuance of Certificated Securities, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depositary within 90 days of such notice; or

•	there shall have occurred and be continuing an event of default with respect to the Notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

This summary is limited to the tax consequences of those persons who are original beneficial owners of the notes, who exchange old notes for exchange notes in this exchange offer and who hold the old notes, and that will hold the exchange notes, as capital assets within the meaning of Section 1221 of the Code, which we refer to as “holders.” This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their particular circumstances or status nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar, or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes and participates in the exchange offer, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer.

This summary is for general information only. Persons considering the exchange of old notes for exchange notes are urged to consult their independent tax advisors concerning the U.S. federal income taxation and other tax consequences to them of exchanging the notes, as well as the application of state, local and foreign income and other tax laws.

Exchange of an Old Note for an Exchange Note Pursuant to this Exchange Offer

The exchange of the old notes for the exchange notes in the exchange offer described herein will not constitute a significant modification of the terms of the old notes and thus will not constitute a taxable exchange for U.S. federal income tax purposes. Rather, the exchange notes will be treated as a continuation of the old notes. Consequently, a holder will not recognize gain or loss upon receipt of the exchange notes in exchange for the old notes in the exchange offer, the holder’s adjusted tax basis in the exchange notes received in the exchange offer will be the same as its adjusted tax basis in the old notes immediately before the exchange, and the holder’s holding period in the exchange notes will include its holding period in the old notes.

PLAN OF DISTRIBUTION

Each broker dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market making activities or other trading activities. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker dealer for use in connection with any such resale. In addition, until October 31, 2011, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker dealers. Exchange notes received by broker dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over the counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Any broker dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangements or understanding with any person to participate in the distribution of the old notes or the exchange notes within the meaning of the Securities Act.

For a period of 180 days after the date of this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, New York, New York.

EXPERTS

The consolidated financial statements of EVERTEC, Inc. as of December 31, 2010 and for the three months ended December 31, 2010 (Successor) and the combined financial statements of EVERTEC Business Group as of December 31, 2009 and for the nine months ended September 30, 2010 and for each of the two years ended December 31, 2009 (Predecessor), included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements

Reports of Independent Auditor	F-2

Consolidated (Successor) and Combined (Predecessor) Balance Sheets as of December 31, 2010 and 2009	F-4

Consolidated (Successor) and Combined (Predecessor) Statements of Income for the three months ended December 31, 2010, the nine months ended September 30, 2010, and years ended December 31, 2009 and 2008	F-5

Consolidated (Successor) and Combined (Predecessor) Statements of Changes in Stockholder’s (or Owner’s) Equity for the three months ended December 31, 2010, the nine months ended September 30, 2010, and years ended December 31, 2009 and 2008	F-6

Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows for the three months ended December 31, 2010, the nine months ended September 30, 2010, and years ended December 31, 2009 and 2008	F-7

Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements	F-8

Unaudited Consolidated (Successor) and Combined (Predecessor) Financial Statements

Unaudited Consolidated (Successor) Balance Sheets as of March 31, 2011 and December 31, 2010	F-49

Unaudited Consolidated (Successor) and Combined (Predecessor) Statements of Income for the three months ended March 31, 2011 and 2010	F-50

Unaudited Consolidated (Successor) Statement of Changes in Stockholder’s Equity for the three months ended March 31, 2011	F-51

Unaudited Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows for the three months ended March 31, 2011 and 2010	F-52

Notes to Unaudited Consolidated (Successor) and Combined (Predecessor) Financial Statements	F-53

Report of Independent Auditors

To the Board of Directors and Stockholder of EVERTEC, Inc.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2010 and related consolidated statements of income, of changes in stockholder’s equity and comprehensive income and of cash flows for the three months ended December 31, 2010, present fairly, in all material respects, the financial position of EVERTEC, Inc. and its subsidiaries (Successor) at December 31, 2010, and the results of their operations and their cash flows for the three months ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

April 6, 2011

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2013

Stamp 2493685 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Report of Independent Auditors

To the Board of Directors and Stockholder of EVERTEC, Inc.

In our opinion, the accompanying combined balance sheet as of December 31, 2009 and related combined statements of income, of changes in owner’s equity and of cash flows for the nine months ended September 30, 2010 and for the two years in the period ended December 31, 2009, present fairly, in all material respects, the financial position of EVERTEC Business Group (Predecessor) at December 31, 2009, and the results of their operations for the nine months ended September 30, 2010, and for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

April 6, 2011

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2013

Stamp 2493686 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

EVERTEC, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Balance Sheets

(Dollar amounts in thousands)

	Successor	Predecessor
	December 31, 2010	December 31, 2009
Assets
Current Assets:
Cash	$55,699	$11,891
Restricted cash	5,600	3,676
Short-term investments	—	34,215
Accounts receivable, net	62,578	36,503
Prepaid expenses and other assets	16,611	15,612
Deferred project costs	918	774
Deferred tax asset, net	—	2,110
Current assets of discontinued operations	—	8,980

Total current assets	141,406	113,761
Investments in equity investees	—	21,758
Property and equipment, net	43,689	32,685
Goodwill	376,381	45,246
Other intangible assets, net	490,616	28,325
Other long-term assets	29,964	—
Assets of discontinued operations	—	1,670

Total assets	$1,082,056	$243,445

Liabilities and stockholder’s (or owner’s) equity
Current Liabilities:
Accrued liabilities	$40,951	$15,626
Accounts payable	17,707	9,577
Unearned income	316	670
Income tax payable	3,251	1,010
Current portion of long-term debt	3,550	1,413
Deferred tax liability, net	16,021	—
Liabilities of discontinued operations	—	3,193

Total current liabilities	81,796	31,489
Long-term debt	558,623	—
Long-term deferred tax liability, net	112,885	—
Other long-term liabilities	2,228	481

Total liabilities	755,532	31,970
Commitments and contingencies (Note 20)
Stockholder’s (or owner’s) equity
Successor:
Preferred stock (Par value $1.00; 0.5 million shares authorized; none issued)	—	—
Common stock (Par value $1.00; 2.5 million shares authorized; 100 shares issued and outstanding)	—	—
Additional paid-in capital	325,483	—
Retained earnings	1,183	—
Accumulated other comprehensive loss	(142)	—
Predecessor: Owner’s equity	—	211,475

Total stockholder’s (or owner’s) equity	326,524	211,475

Total liabilities and stockholder’s (or owner’s) equity	$1,082,056	$243,445

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Income

(Dollar amounts in thousands)

	Successor	Predecessor
	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenues
Transaction processing (from affiliates: $8,681, $19,248, $22,388 and $21,812)	$21,034	$56,777	$74,686	$71,574
Merchant acquiring, net (Note 14)	14,789	39,761	48,744	47,782
Business solutions (from affiliates: $31,459, $86,889, $111,831 and $116,275)	41,252	111,784	143,963	151,857

Total revenues	77,075	208,322	267,393	271,213

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	36,505	106,548	141,164	154,522
Selling, general and administrative expenses (excluding depreciation and amortization)	8,392	27,000	25,639	27,643
Depreciation and amortization	17,722	19,425	24,500	30,389

Total operating costs and expenses	62,619	152,973	191,303	212,554

Income from operations	14,456	55,349	76,090	58,659

Non-operating income (expenses)
Interest income	118	360	1,048	1,283
Interest expense	(13,436)	(70)	(91)	(170)
Earnings of equity method investments	—	2,270	3,508	4,229
Other (expense) income	(1,316)	2,276	7,942	9,449

Total non-operating (expense) income	(14,634)	4,836	12,407	14,791

Income before income taxes	(178)	60,185	88,497	73,450
Income tax (benefit) expense	(1,361)	23,017	30,659	23,914

Net income from continuing operations	1,183	37,168	57,838	49,536
Net income from discontinued operations	—	117	1,813	3,673

Net income	$1,183	$37,285	$59,651	$53,209

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor)

Statements of Changes in Stockholder’s (or Owner’s) Equity and Comprehensive Income

(Dollar amounts in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid in Capital	Owner’s Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s (or Owner’s) Equity
Predecessor
Balance at January 1, 2008				$192,725			$192,725
Distributions to an affiliate				(14,987)			(14,987)
Net income				53,209			53,209
Other comprehensive income
Foreign currency translation arising during the period				(2,479)			(2,479)

Total comprehensive income				50,730			50,730

Balance at December 31, 2008				$228,468			$228,468

Dividends declared				(62,500)			(62,500)
Distributions to an affiliate				(13,791)			(13,791)
Net income				59,651			59,651
Other comprehensive income
Foreign currency translation arising during the period				(353)			(353)

Total comprehensive income				59,298			59,298

Balance at December 31, 2009				$211,475			$211,475

Capital contribution from Popular, Inc.				5,565			5,565
Dividends declared				(55,700)			(55,700)
Distributions to an affiliate				(8,041)			(8,041)
Net income				37,285			37,285
Other comprehensive income
Foreign currency translation arising during the period				1,284			1,284

Total comprehensive income				38,569			38,569

Balance at September 30, 2010				$191,868			$191,868

Successor
Issuance of common stock	100	$—	$360,331	$—	$—	$—	$360,331
Payment of acquisition costs on behalf of Carib Holdings Inc.			(34,848)				(34,848)
Net income					1,183		1,183
Other comprehensive income
Foreign currency translation arising during the period						(142)	(142)

Total comprehensive income							1,041

Balance at December 31, 2010	100	$—	$325,483	$—	$1,183	$(142)	$326,524

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Cash Flows

(Dollar amounts in thousands)

	Successor	Predecessor
	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Cash flows from operating activities from continuing operations
Net income	$1,183	$37,285	$59,651	$53,209
Net income from discontinued operations	—	117	1,813	3,673

Net income from continuing operations	1,183	37,168	57,838	49,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,722	19,425	24,501	30,389
Amortization of debt issue costs and accretion of discount	785	—	—	—
Provision (Reversal) for doubtful accounts and sundry losses	89	(666)	1,427	3,100
Deferred tax (benefit) expense	(3,373)	2,806	(323)	(407)
Gain on sale of business	—	—	—	(1,709)
Gain on sale of equity method investment	—	(2,276)	—	—
Gain on redemption of equity securities	—	—	(7,869)	(7,681)
Equity in earnings of investee	—	(2,270)	(3,508)	(4,229)
Dividend received from equity investee	—	68	2,195	2,400
Changes in assets and liabilities that increase (decrease) cash from continuing operating activities:
Accounts receivable, net	(11,047)	(8,776)	4,319	—
Prepaid expenses and other assets	1,113	(2,722)	(8,097)	299
Deferred project costs	2,047	(2,192)	263	(254)
Accounts payable and accrued liabilities	11,973	21,001	(6,125)	(1,809)
Income tax payable	(186)	1,427	(900)	(575)
Unearned income	(243)	(111)	99	(216)
Other long-term liabilities	—	(481)	(75)	(69)
Other	(1,967)	1,301	1,719	—

Total adjustments	16,913	26,534	7,626	19,239

Net cash provided by operating activities from continuing operations	18,096	63,702	65,464	68,775

Cash flows from investing activities from continuing operations
Net decrease (increase) in restricted cash	(2,505)	581	(997)	(2,679)
Net decrease (increase) in short-term investments	559	9,431	(1,991)	(7,999)
Intangible assets acquired	(11,891)	(11,780)	(7,385)	(6,373)
Property and equipment acquired	(4,106)	(13,181)	(14,433)	(9,867)
Proceeds from sales and redemptions of equity securities	—	—	7,869	7,681
Proceeds from sale of equity method investment	—	7,509	—	—
Contingent consideration paid	—	(1,000)	(750)	(785)
Partial payment for acquisition of equity investee	(17,120)	—	—	—
Acquisition of predecessor	(461,035)	—	—	—
Net repayments on short-term loans due from affiliate	—	24,225	14,995	(17,420)
Cash delivered from sale of subsidiary	—	368	—	—

Net cash (used in) provided by investing activities from continuing operations	(496,098)	16,153	(2,692)	(37,442)

Cash flows from financing activities from continuing operations
Proceeds from issuance of long-term debt	557,350	—	—	—
Debt issuance costs	(16,472)	(643)	—	—
Repayment of long-term debt	(888)	(1,413)	(1,420)	(2,584)
Net distributions (to) from parent company	(34,848)	(8,040)	—	—
Dividends paid	—	(55,700)	(62,500)	—
Net distributions to an affiliate	—	—	(13,790)	(14,987)

Net cash provided by (used in) financing activities from continuing operations	505,142	(65,796)	(77,710)	(17,571)

Cash flows from discontinued operations
Net cash provided from discontinued operating activities	—	2,930	2,095	2,302
Net cash used in investing activities from discontinued operations	—	(452)	—	—

Net cash provided by discontinued operations	—	2,478	2,095	2,302

Net increase (decrease) in cash	27,140	16,537	(12,843)	16,064
Less: Net decrease in cash related to discontinued operations	—	132	—	—
Cash at beginning of the period from continuing operations	28,559	11,891	24,734	8,670

Cash at end of the period from continuing operations	$55,699	$28,560	$11,891	$24,734

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$4,263	$70	$73	$97
Income taxes	$448	$15,552	$22,398	$16,994

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 1—The Company and Summary of Significant Accounting Policies

The Company

EVERTEC, Inc. and its subsidiaries (collectively the “Company” or “EVERTEC”) is a diversified processing business, offering transaction processing, payment processing, ATM network services, merchant acquiring, merchant processing, consulting and other related services as well as sale, rental and maintenance of data processing equipment and software in Puerto Rico and certain countries in the Caribbean and Central and Latin America. EVERTEC’s subsidiaries include Sense Software International Corp. (“Sense”), EVERTEC Dominicana, S.A., EVERTEC Latinoamérica, S.A., ATH Costa Rica, S.A. (“ATH CR”) and T.I.I. Smart Solutions Inc.

On June 30, 2010, Popular, Inc. (“Popular”), EVERTEC, and two newly formed subsidiaries of a fund managed by an affiliate of Apollo Management VII, L.P. (“Apollo”), AP Carib Holdings, Ltd. (“AP Carib”) and Carib Acquisition, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger pursuant to which Merger Sub was merged with and into EVERTEC (the “Merger”). Immediately after the effective time of the Merger on September 30, 2010, AP Carib and Popular contributed their respective shares of EVERTEC capital stock to Carib Holdings, Inc. (“Carib Holdings”) in exchange for shares of Carib Holdings capital stock. Following that contribution, EVERTEC became a 100% owned subsidiary of Carib Holdings. Carib Holdings is operated as a joint venture between Apollo and Popular, with AP Carib and Popular initially owning 51% and 49%, respectively, of Carib Holdings’ outstanding capital stock, subject to pro rata dilution to the extent that non-voting stock or other securities convertible into non-voting stock and/or derivative securities whose value is derived from such capital stock or non-voting stock are issued to EVERTEC employees, directors or consultants.

Popular and EVERTEC also entered into an Intellectual Property (“IP”) Purchase and Sale Agreement in which Popular agreed to, and cause certain of its subsidiaries to, sell to EVERTEC certain intellectual property, including the trademarks relating to the ATH brand, in exchange for $45.0 million. Banco Popular de Puerto Rico (“Banco Popular”) also entered into an Independent Sales Organization and Sponsorship Agreement with EVERTEC in which Banco Popular agreed to sponsor EVERTEC as an independent sales organization with various credit card associations and which was amended and restated at the closing of the Merger. The closing of these transactions was completed on September 30, 2010.

Basis of Presentation

The Merger was closed on September 30, 2010. The accompanying consolidated balance sheet as of December 31, 2010 and statements of income, cash flows and changes in stockholder’s equity for a three-month period ended December 31, 2010 were prepared reflecting preliminary purchase price accounting and other transaction adjustments resulting from the Merger, and are labeled as “Successor”. The accompanying combined balance sheet as of December 31, 2009 and combined statements of income, cash flows and changes in owner’s equity for the nine-month period ended September 30, 2010 and the years ended December 31, 2009 and 2008, do not include adjustments or transactions attributable to the Merger, and are labeled as “Predecessor”.

The combined financial statements of the Predecessor reflect the assets, liabilities, revenues and expenses directly attributable to the EVERTEC processing operation (“EVERTEC Business Group”), as well as certain allocated corporate services expenses from Popular and its subsidiaries. These corporate services expenses were for support functions such as accounting, finance, legal, marketing, information systems and human resources. The corporate services expenses were allocated based on a percentage of revenues or costs (and not based on actual costs incurred). Management believes that such allocation methodology is reasonable. Following the consummation of the Merger, there is a period of transition during which the Company expects some of these services will continue to be provided by Popular, pursuant to a transition services agreement. Payment processing services to commercial and retail merchants were previously provided by Popular through its merchant acquiring

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

business conducted at a 100% owned subsidiary of Popular, Banco Popular, until June 30, 2010 when the merchant acquiring business was transferred to EVERTEC. Also, the TicketPop business was conducted at Banco Popular until June 30, 2010 when it was transferred to EVERTEC.

Certain prior period balances have been reclassified to conform to the current presentation format which did not have any impact on net income.

A summary of the most significant accounting policies used in preparing the accompanying consolidated and combined financial statements is as follows:

Principles of Consolidation and Combination

The accompanying consolidated and combined financial statements include the accounts and operations of EVERTEC, Inc. and EVERTEC Business Group, respectively, and its subsidiaries and are presented in accordance with GAAP. The Company consolidates all entities that are controlled by ownership of a majority voting interest as well as variable interest entities for which the Company is the primary beneficiary, if any. All significant intercompany accounts and transactions are eliminated in the consolidated and combined financial statements.

Use of Estimates

The preparation of the accompanying consolidated and combined financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue and Expense Recognition

Revenue from information processing and other services is recognized at the time services are rendered. Rental and maintenance service revenue is recognized ratably over the corresponding contractual periods. Revenue from contracts to create data processing centers and the related cost is recognized as project phases are completed and accepted. Revenue from contracts with multiple deliverables is recognized as each deliverable is completed and accepted. Revenue from the merchant acquiring business, primarily comprised of fees charged to the merchants, is presented net of interchange and assessments charged by the credit and debit card associations and are recognized at the time of sale. Operating costs and expenses are recognized as incurred. Project costs are deferred and recognized when the related income is earned.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method and expensed over their estimated useful lives. Amortization of leasehold improvements is computed over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred.

Capitalization of Software

Costs incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria have been met, external direct costs of materials and services are capitalized. Internal costs incurred related to upgrades and enhancements are expensed as incurred. External costs related to maintenance, unspecified

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

upgrades and enhancements, and costs under agreements that combine the costs of maintenance and unspecified upgrades and enhancements are capitalized and amortized over the contract period using the straight line method, unless another systematic basis is more representative of the services received.

Impairment on Long-lived Asset

Long-lived assets to be held and used, and long-lived assets to be disposed of, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually using a two-step process at each reporting unit level. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is unnecessary. If needed, the second step consists of comparing the implied fair value of the reporting unit with the carrying amount of that goodwill. In determining the fair value of a reporting unit, the Company generally uses a combination of methods, which include market price multiples of comparable companies and discounted cash flows analysis.

Trademarks which existed prior to the Merger were deemed to have an indefinite life and were not amortized but tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. In determining that trademark have an indefinite life, certain factors were considered, including expected cash inflows and legal, regulatory, contractual, competitive, economic, and other factors, which could limit the intangible asset’s useful life.

For the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 no impairment losses associated with goodwill and other trademark with an indefinite life were recognized.

Other identifiable intangible assets with a definitive useful life are amortized using the straight-line method. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 no impairment losses associated with other intangible assets subject to amortization were recognized.

Other identifiable intangible assets with a definitive useful life acquired in the Merger, include customer relationship, trademark, software packages and non-compete agreement. Customer relationship was valued using the excess earnings method under the income approach. Trademark was valued using the relief-from-royalty method under the income approach. Software packages, which include capitalized software development costs, were recorded at cost. Non-compete agreement was valued based on the estimated impact that theoretical competition would have on revenues and expenses.

Indemnification Assets

Indemnification assets represent the Company’s estimates of subsidies from Popular related to expected losses on services provided to certain common customers of the Company and Popular, and for certain incremental software and license costs expected to be incurred by the Company (see Note 19) during the five years following

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the Merger date. Indemnification assets are recorded at the fair value of the expected cash flows. The indemnification asset decreases by the payments received from Popular and is subsequently adjusted to reflect the asset at fair value. The fair value adjustment, if any, is included in current period earnings. As of December 31, 2010, the Company’s indemnification assets related to the reimbursements for services provided to the common customers and to the software subsidy amounted to $4.8 million and $10.1 million, respectively. During the three months ended December 31, 2010, the Company recorded a gain/(loss) amounting to $0.3 million and ($0.5) million related to the reimbursements for services provided to the common customers and to the software subsidy, respectively.

Derivatives

Derivatives are recognized on the balance sheet at fair value and are designated as either fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded net of taxes in accumulated other comprehensive income and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts earnings. The ineffective portions of cash flow hedges are immediately recognized in current earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

Income Tax

All companies within EVERTEC are legal entities which file separate income tax returns. Notwithstanding, a proportionate share of Banco Popular’s income tax expense related to the merchant acquiring business and TicketPop business has been recorded in the EVERTEC Business Group’s combined financial statements that include the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008. That allocation is not included in EVERTEC’s income tax returns. No temporary differences that give rise to any deferred tax asset or liability resulted as part of this allocation.

Deferred tax assets and liabilities resulting from differences between the tax basis of assets and liabilities and their reported amounts are recognized in the consolidated and combined financial statements based on enacted tax laws. Certain revenues and expenses are reported for tax purposes in different periods from those in which they are reported in the financial statements. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

The tax returns prepared by each legal entity within the Company may be subject to review by the taxing authorities of each jurisdiction. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Interest on income tax uncertainties is classified within income tax expense in the statement of income; while the penalties, if any, are accounted for as operating costs and expenses.

Cash

Cash includes cash on hand and in banks with original maturities of three months or less.

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Restricted Cash

Restricted cash represents cash received on deposits from participating institutions of the ATH network that has been segregated for the development of the ATH brand. This cash is maintained in a separate account at a financial institution in Puerto Rico. Restricted cash also includes certain cash collected from the TicketPop business.

Allowance for Doubtful Accounts

Allowance for doubtful accounts amounted to $1.0 million and $1.8 million at December 31, 2010 and 2009, respectively, and is provided for based on the estimated uncollectible amounts of the related receivables. The estimate is primarily based on a review of the current status of specific accounts receivable. Receivables are considered past due if full payment is not received by the contractual date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive (loss) income, except for highly inflationary environments for which the effects are included in other operating expenses.

Employee Benefits

Employee defined benefit pension and post-retirement plans

Prior to the Merger, certain employees of the Company were covered by the non-contributory defined benefit pension plans of Banco Popular (“BP Plan”). For the periods until June 30, 2010, pension and post-retirement expenses and accrued benefit obligation presented in the combined financial statements corresponded to the employees of Banco Popular that were part of EVERTEC and participated in the BP Plan. Effective June 30, 2010, these employees were transferred to EVERTEC as part of an internal reorganization. Total pension and post-retirement expense recognized related to those employees amounted to approximately $70,000, $349,000 and $147,000 for the period including the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, respectively.

Pension costs were computed on the basis of accepted actuarial methods and were charged to current operations. Net pension costs were based on actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses. The funding policy was to contribute to the plan as necessary to provide for services to date and for those expected to be earned in the future. To the extent that these requirements were fully covered by assets in the plan, a contribution was not made in a particular year.

The cost of postretirement benefits, which was determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, was accrued during the years that the employee rendered the required service. Current guidance related to compensation retirement benefits requires the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans on the balance sheets.

Effective May 1, 2009, the Banco Popular retirement plan was amended and the accrual of the benefits was frozen. Pursuant to this amendment, the retirement plan participants will not receive any additional credit for compensation earned and service performed after April 30, 2009 for purposes of calculating benefits under the

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retirement plan. The retirement plan’s benefit formula was based on a percentage of average final compensation and years of service. Normal retirement age under the retirement plans is age 65 with five years of service.

Total pension and post-retirement expense recognized related to those employees amounted to $0.3 million, $0.3 million and $0.1 million, respectively, for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008. The pension and post-retirement expense is included within cost of revenues in the accompanying consolidated and combined statements income. At the consummation of the Merger, the future related pension and post-retirement expense of the then existing participants was assumed by Banco Popular. No new retirement plan was established after the Merger.

Employee savings and investment plan

Prior to the Merger, substantially all the employees of EVERTEC were eligible to participate in the Popular, Inc. Savings and Investment Plan (“Savings Plan”), a defined contribution savings plan qualified under section 1165(e) of the Puerto Rico Internal Revenue Code. Investments in the plan were participant directed, and employer matching contributions were determined based on specific provisions of the Savings Plan. Employees are fully vested in the employer’s contributions after five years of service. Effective March 31, 2009, the Savings Plan was amended to suspend the employer matching contribution to the plan. The costs of providing these benefits for the nine months ended September 30, 2010, and the years ended December 31, 2009 and 2008 were $0, $0.3 million and $2.0 million, respectively. The EVERTEC, Inc. Puerto Rico Savings and Investment plan was established after the completion of the Merger, with similar terms to the previous Savings Plan. No costs were incurred under the new plan for the three-month period ended December 31, 2010.

Share-based Compensation

Certain employees of EVERTEC participated in the Popular, Inc. 2004 Omnibus Incentive Plan (the “Incentive Plan”) adopted by the shareholders of Popular in April 2004. Management used the fair value method of recording share-based compensation as required in current accounting guidance. During the nine month period ended September 30, 2010, all unvested equity awards granted to EVERTEC employees were accelerated and became fully vested. Subsequent to the Merger, EVERTEC adopted Carib Holdings, Inc. 2010 Equity Incentive Plan under which no equity awards were granted through December 31, 2010.

Recent Accounting Standards

Accounting Standards Update No. 2009-13 (“ASU No. 2009-13”) and No. 2009-14(“ASU No. 2009-14”), Revenue Recognition (Topic 605): “Multiple-Deliverable Revenue Arrangements.” ASU No. 2009-13 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Subtopic addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Many entities offer multiple solutions to their customers’ needs. Those solutions may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different times or over different periods of time. In some cases, the arrangements include initial installation, initiation, or activation services and involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. The continuing payment stream generally corresponds to the continuing performance, and the amount of the payments may be fixed, variable based on future performance or a combination of fixed and variable payment amounts. To meet their customers’ needs, vendors often provide multiple products, services, rights to use assets, or any combination thereof. These vendors transfer the deliverables to the customer and performance may occur at different times or over different periods of time, and the customer’s payments for these deliverables may be fixed, variable, or a combination of fixed and variable.

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ASU No. 2009-14 modifies the scope of software revenue recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

These accounting standards should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the vendor elects to adopt the pending content on a retroactive basis. The Company prospectively adopted ASU No. 2009-13 and ASU No. 2009-14 on January 1, 2011. The Company estimates the impact to be immaterial.

Accounting Standards Update No. 2010-17 (“ASU No. 2010-17”). In April 2010, the FASB issued guidance on the criteria that should be met for determining whether the milestone method of revenue recognition for research or development transactions is appropriate. A company may recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. This guidance is prospectively applied to milestones achieved in fiscal years beginning on or after June 15, 2010 and earlier adoption is permitted. Management evaluated the impact of this update and determined that the update will not have a significant effect on the consolidated financial statements.

Accounting Standards Update No. 2010-20 (“ASU No. 2010-20”) “Disclosure about the Credit Quality of Financing Receivables and Allowance for Credit Losses.” ASU 2010-20 introduces new disclosure requirements to provide greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. To achieve this objective, an entity is required to provide disclosures about the allowance for the credit losses such as allowance roll-forward and disclosures specific to the finance receivables on a disaggregated basis, defined as “portfolio segments” and “classes”. This guidance covers all finance receivable, defined as a contractual right to receive money, on demand or on fixed or determinable dates, that is recognized as an asset in the creditor’s balance sheet with certain scope exceptions such as a short-term trade accounts receivables. The disclosures to be presented as of the balance sheet date were effective for fiscal years and interim periods ending after December 15, 2010. The disclosures of reporting period activity are effective for interim and annual periods beginning after December 15, 2010.

Accounting Standards Update No. 2010-28 (“ASU No. 2010-28”) “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” In December 2010, the FASB issued guidance on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. A company with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If a company determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The update is effective for fiscal years and interim periods beginning after December 15, 2010. Management evaluated the impact of this update and determined that the update will not have a significant effect on the consolidated financial statements.

Accounting Standards Update No. 2010-29 (“ASU No. 2010-29”) “Disclosure of Supplementary Pro Forma Information for Business Combinations.” In December 2010, the FASB issued guidance on the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. ASU No. 2010-29 requires a company to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current

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reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The update is effective for fiscal years and interim periods beginning after December 15, 2010. Management evaluated the impact of this update and determined that the update will not have a significant effect on the consolidated financial statements (see Note 2).

Note 2—The Merger

The acquisition of EVERTEC by Carib Holdings was accounted for as a business combination using the purchase method of accounting, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair market values. Fair-value measurements have been applied based on assumptions that market participants would use in the pricing of the assets or liabilities.

During the fourth quarter of 2010, retrospective adjustments were made to the estimated fair values of assets acquired and liabilities assumed associated with the Merger Transaction to reflect new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date fair value measurements. The retrospective adjustments were mainly driven by an increase in the estimated fair value of customer relationships, recording of indemnification assets related to certain Popular subsidies (see Note 19), recording of certain derivative assets and liabilities (see Note 5), transfer of certain software licenses from Popular to the Company, and the effect of these adjustments on deferred tax assets and liabilities. The revisions resulted in a decrease in the goodwill recorded as of the Merger date.

The fair values assigned to the assets acquired and liabilities assumed are subject to refinement for up to one year after the closing date of the acquisition as new information relative to closing date fair value becomes available, and thus the recognized goodwill may increase or decrease. Completion of the Company’s internal review of such work is expected to be finalized during fiscal year 2011.

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The following table presents the principal changes in fair value during the fourth quarter of 2010 of assets acquired and liabilities assumed as of the Merger date along with general explanations of the major changes.

(Dollar amounts in thousands)	Fair Values Including Retrospective Adjustments (a)	Original Fair Values (b)	Change
Fair value of EVERTEC:
Purchase of EVERTEC equity and related intangible assets	$665,576	$665,576	$—
Fair value of Popular rolled equity	176,562	176,562	—

Total fair value of EVERTEC	842,138	842,138	—
Fair value of assets acquired and liabilities assumed:
Cash	28,560	28,560	—
Restricted cash	3,095	3,095	—
Short-term investments	559	559	—
Account receivable, net	60,656	43,866	16,790	(d)
Prepaid expenses and other assets	19,881	29,191	(9,310	)(c)
Other assets	642	642	—
Deferred project costs	2,966	2,966	—
Property and equipment	43,718	43,718	—
Customer relationships	313,768	304,750	9,018	(f)
Trademark	39,950	39,950	—
Non-compete agreement	56,539	56,539	—
Software packages	86,416	81,516	4,900	(g)
Accrued liabilities	(37,395)	(28,104)	(9,291	)(h)
Accounts payable	(17,167)	(17,167)	—
Income tax payable	(2,437)	(2,437)	—
Deferred tax liability, net	(132,181)	(133,220)	1,039	(i)
Other long-term liabilities	(1,813)	(1,813)	—

Net assets acquired	465,757	452,611	13,146

Excess purchase price attributed to goodwill acquired	$376,381	$389,527	$(13,146)

(a)	Amounts reported include retrospective adjustments recorded during the three months ended December 31, 2010.
(b)	Fair value amounts as originally assigned.
(c)	Related to the partial payment resulting from the CONTADO and Serfinsa forward purchase agreement.
(d)	Represents the recording of fair value of indemnification assets ($4.8 million) and software subsidy ($12.0 million) from Popular.
(e)	Related to the recognition of the fair value of the derivative resulting from the CONTADO and Serfinsa forward purchase agreement.
(f)	Represents an increase in the Customer Relationships fair value.
(g)	Increase represents software licenses transferred to the Company from Popular.
(h)	Reduction related to the fair value recognition of an onerous contract liability ($10.1 million) offset by the elimination of certain accrued expenses assumed by Popular ($0.8 million)
(i)	Represents additional deferred tax related to the above adjustments.

At the time of the Merger, the Company believed its market position and future growth potential were the primary factors that contributed to a total purchase price that resulted in the recognition of goodwill. The total amount of goodwill acquired of $376.4 million will not be deductible for income tax purposes.

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Pro Forma Financial Information (Unaudited)

The following unaudited pro forma results of operations assume that the Merger occurred on January 1, 2008, after giving effect to purchase method of accounting adjustments relating to depreciation and amortization of revalued assets, interest expense associated with the senior credit facilities and the senior notes, and other acquisition-related adjustments in connection with the Merger. These unaudited pro forma results exclude transaction costs incurred in connection with the Merger. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on those dates, nor of the results that may be obtained in the future.

(Dollar amounts in thousands)	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
Revenues	$287,342	$270,183	$274,003
Net (loss) income	$(1,011)	$4,647	$(3,655)

Note 3—Short-Term Investments

As of December 31, 2010, there were no short-term investments. Amounts included in short-term investments include money market investments of approximately $10.0 million as of December 31, 2009. Also included in short-term investments were short-term loans from affiliates of approximately $24.2 million with maturities ranging from 9 to 15 days and accruing interest at a fixed rate ranging from 0.48% to 0.50% at December 31, 2009.

Note 4—Accounts Receivables

Accounts Receivables as of December 31, 2010 and 2009 consisted of the following:

(Dollar amounts in thousands)	Successor	Predecessor
	December 31, 2010	December 31, 2009
Trade, net of allowance for doubtful accounts	$41,639	$23,005
Due from affiliates, net	20,936	13,089
Other, net of allowance	3	409

Accounts receivable	$62,578	$36,503

Note 5—Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2010 and 2009 consisted of the following:

	Successor	Predecessor
(Dollar amounts in thousands)	December 31, 2010	December 31, 2009
Taxes other than income	$1,930	$1,160
Software licenses and maintenance contracts	5,823	9,916
Prepaid income taxes	102	—
Postage	922	992
Other, including allocated assets	2,874	3,544
Derivative assets	4,960	—

	$16,611	$15,612

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Derivative Asset

At the closing of the Merger, EVERTEC agreed to acquire up to 53.97% and 31.11% equity interests in Consorcio de Tarjetas Dominicanas, S.A. (“CONTADO”) and Servicios Financieros, S.A. de C.V. (“Serfinsa”), respectively, currently held by a subsidiary of Popular for cash in the amount of $37.4 million. The Company made a partial payment in the amount of $17.1 million and held back $20.3 million at the time of the transaction due to the fact that Popular was unable to transfer the shares at the closing of the Merger. This agreement to purchase CONTADO and Serfinsa qualifies as a freestanding derivative and, as such, the Company recorded the option at its fair value of $6.7 million as of the Merger date. At December 31, 2010, the fair value of the derivative amounted to $4.0 million. The impact of the change in the fair value of this derivative is included within the other income caption in the accompanying consolidated statement of income.

The remaining amount of $20.3 million was held back from the Merger closing payments to Popular. The interests agreed to be acquired by the Company are subject to final negotiations between Popular and the other shareholders of CONTADO and Serfinsa, pursuant to certain rights of first refusal agreements amongst those parties. Although the amount of interests agreed to be acquired by the Company may be less than the percentages above (or none may be purchased at all), the Company and Popular have agreed that the hold-back amount will be paid by the Company to the subsidiary of Popular in the amount of $20.0 million in the case of either the transfer or a sale relating to the CONTADO equity interest and $0.3 million in the case of either the transfer or a sale relating to the Serfinsa equity interest (i) upon delivery of the applicable equity interest available to the Company for purchase or (ii) if Popular sells all of the applicable equity interests to the other shareholders of such entities. In the event that the subsidiary of Popular or any of its affiliates retains all of either such equity interests of CONTADO or Serfinsa at the end of the twelve-month period following the date of the Merger, Popular will pay the Company $17.0 million with respect to the CONTADO equity interest and $0.1 million with respect to the Serfinsa equity interest. Additionally, a payment in the amount of 50.0% of any after tax sales proceeds received by the subsidiary of Popular or any of its affiliates from the sale to other shareholders of CONTADO or Serfinsa will be made to EVERTEC. See Note 6 for additional information regarding the carrying value of these equity investments during the predecessor period.

The Merger Agreement requires Popular to pay to Carib Holdings an amount equal to the after tax proceeds of any dividends received by Popular or any of its affiliates with respect to any equity interest in CONTADO or Serfinsa during the right of first refusal period (the “Dividend Agreement”). Any payments received by Carib Holdings in conjunction with the Dividend Agreement are required to be contributed by Carib Holdings to EVERTEC. The Dividend Agreement qualifies as a freestanding derivative. The derivative’s fair value at the Merger date was zero. During December 2010, the Company received approximately $1.5 million from Popular related to the Dividend Agreement. The amount received was recorded as a reduction to the derivative asset at that time. At December 31, 2010, the fair value of the derivative amounted to $0.9 million the fair value adjustment to the derivative asset amounted to $2.5 million and is included within the other income caption in the accompanying consolidated statement of income.

See Note 23 for subsequent event disclosure regarding the CONTADO acquisition.

Note 6—Investments in Equity Investees

The Predecessor financial statements include an equity ownership of 53.97% in CONTADO and 31.11% in Serfinsa. However, the Company did not acquire these interests at closing of the Merger, which were retained by a subsidiary of Popular and therefore not reflected in the Successor balance sheet.

CONTADO is the largest merchant acquirer and ATM network in the Dominican Republic. At December 31, 2009, the book value of this investment amounted to approximately $15.2 million, net of an unfavorable foreign

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currency translation of approximately $9.5 million. The investment in this joint venture was carried under the equity method of accounting. The equity in CONTADO’s net income recognized in the combined statements of income for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 was approximately $1.9 million, $3.5 million and $4.1 million, respectively. Dividends received, net of tax retention, were approximately $1.9 million and $2.4 million for the years ended December 31, 2009 and 2008, respectively. No dividends were received from CONTADO during the nine months ended September 30, 2010. Under the terms of the Merger agreement, the Company retained its right to receive dividends for one year after the closing of the Merger. Serfinsa is primarily engaged in the ATM and POS processing services in the Republic of El Salvador. At December 31, 2009 the book value of this investment amounted to approximately $1.4 million. The equity in Serfinsa’s net income recognized in the combined statements of income for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 was approximately $64,000, $78,000 and $136,000, respectively. Dividends amounting to approximately $68,000, were received from Serfinsa during the nine months ended September 30, 2010. No dividends were received for the years ended December 31, 2009 and 2008.

EVERTEC held an equity participation of 19.99% in Inmediata Health Group, Corp. (“IHGC”) after selling certain assets and liabilities of its health division on April 1, 2008 to this entity in exchange for the 19.99% ownership. At December 31, 2009, the book value of this investment amounted to approximately $5.2 million. The equity in IHGC’s net income (loss) recognized in the combined statements of income for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 was $0.1 million, approximately ($30,000) and approximately ($40,000), respectively. During May 2009, EVERTEC received a dividend from IHGC in the amount of approximately $0.3 million. In April 2010, the 19.99% ownership in IHGC was sold resulting in a pretax gain of approximately $2.3 million.

Note 7—Property and Equipment, net

Property and equipment, net consists of the following:

(Dollar amounts in thousands)	Useful life in years	Successor	Predecessor
		December 31, 2010	December 31, 2009
Buildings	30	$2,093	$1,258
Data processing equipment	3 – 5	37,942	133,073
Furniture and equipment	5 – 10	5,759	14,094
Leasehold improvements	5 – 10	531	2,640

		46,325	151,065
Less—accumulated depreciation and amortization		(4,139)	(119,128)

Depreciable assets, net		42,186	31,937
Land		1,503	748

		$43,689	$32,685

Depreciation and amortization expense was $4.1 million for the three months ended December 31, 2010, $10.4 million for the nine months ended September 30, 3010, and $13.6 million and $15.3 million for the years ended December 31, 2009 and 2008, respectively.

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Note 8—Goodwill

As a result of the Merger consummated on September 30, 2010, goodwill of $376.4 million was recorded on the Successor balance sheet. See Note 2 for additional information related to goodwill recorded in connection with the Merger. Management is in the process of analyzing the information necessary to complete the allocation of goodwill to the corresponding reporting units.

Note 9—Other Intangible Assets

The changes in the carrying amount of other intangibles for the years ended December 31, 2010 and 2009 consisted of the following:

(Dollar amounts in thousands)	Successor
	2010
	Useful life in years	Gross Amount	Accumulated Amortization	Net carrying amount
Customer Relationships	14	$313,768	$(5,740)	$308,028
Trademark	10 –14	39,950	(866)	39,084
Software packages	3 – 5	93,905	(5,998)	87,907
Non-Compete Agreement	15	56,539	(942)	55,597

		$504,162	$(13,546)	$490,616

	Predecessor
	2009
	Useful life in years	Gross Amount	Accumulated Amortization	Net carrying amount
Customer Relationships	5	$4,241	$(3,062)	$1,179
Trademark	indefinite	235	—	235
Software packages	3 – 5	101,344	(74,433)	26,911
Non-Compete Agreement	3	194	(194)	—

		$106,014	$(77,689)	$28,325

The estimated amortization expense of the balances outstanding at December 31, 2010 for the next five years is as follows:

Year ending December 31
2011	53,261
2012	50,261
2013	44,586
2014	48,475
2015	37,651

As of December 31, 2010, and 2009, the Company had accumulated amortization of approximately $13.5 million and $77.7 million, respectively. For the three months ended December 31, 2010 and the nine months ended September 30, 2010, the Company recorded amortization expense of $13.5 million and $9.1 million, respectively. For the years ended December 31, 2009 and 2008, amortization expense amounted to $10.9 million and $15.1 million, respectively.

See Note 2 for additional information related to intangible assets recorded in connection with the Merger.

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Note 10—Debt

At December 31, 2010 and December 31, 2009, debt consists of the following:

	Successor	Predecessor
(Dollar amounts in thousands)	December 31, 2010	December 31, 2009
Senior secured credit facility
Senior secured term loan	$354,112	$—
Revolving credit facility	—	—
Senior notes	220,000	1,413
Less: unamortized fees and discounts	(11,939)	—

Total debt	562,173	1,413
Less: current maturities	(3,550)	(1,413)

Long-term debt	$558,623	$—

Senior Secured Credit Facility

In connection with the Merger, on September 30, 2010, the Company entered into senior secured credit facilities consisting of a $355.0 million six-year term loan facility and a $50.0 million five-year revolving credit facility (“Credit Agreement”). The revolving facility has not been drawn down.

The Company’s revolving credit facility requires the Company to pay the respective participating lenders a quarterly commitment fee initially equal to 0.75% per annum of the actual daily amount of undrawn commitments under the revolving credit facility during the preceding quarter, subject to reduction based on achievement of specified first lien secured leverage ratios.

The Company’s term loan facility provides for quarterly amortization payment totaling 1% per annum of the original principal amount of the term loan facility, with the balance payable on the final maturity date. Mandatory prepayment obligations also include, subject to expectations:

•	100% of the net cash proceeds of asset sales, dispositions and casualty or insurance proceeds, subject to certain exceptions and customary reinvestment provisions;

•

50% of the Company’s excess cash flows, which is defined in the Credit Agreement, with such percentage subject to reduction to 25% or 0% based on achievement of specified first lien secured leverage ratios; and

•	100% of the net cash proceeds received from issuances of certain debt incurred after the closing of the Merger.

The terms of the Company’s senior secured credit facilities allow the Company to prepay loans and permanently reduce the loan commitments under the senior secured credit facilities at any time, subject to the payment of customary LIBOR breakage costs, if any, provided that, in connection with certain refinancing on or prior to the first anniversary of the closing date of the senior secured credit facilities, certain premium is paid.

The interest rate with respect to the loans to the Company under the senior secured credit facilities is based on, at the Company’s option: (i) the greater of adjusted LIBOR and 1.75%, plus an interest margin of 5.25%; or (ii) the greater of “ABR” (which is equal to the higher of (a) the federal funds rate plus 0.5% and (b) Bank of America, N.A.’s prime rate) and 2.75%, plus an interest margin of 4.25%. The interest margin under the revolving credit

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facility is subject to reduction based on achievement of specified first lien secured leverage ratios. The applicable interest rate at December 31, 2010 is 7.00%. See Note 23 for information regarding subsequent event related to the term loan facility.

The Company’s obligations under the senior secured credit facilities and under any cash management, interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof will be guaranteed by Carib Holdings and each of the Company’s existing and subsequently acquired or organized 100% owned subsidiaries, subject to certain exceptions.

The debt issuance costs associated with the issuance of the senior secured term loan are amortized to interest expense over the term of the loan using the interest method. The senior secured term loan matures in six years from the closing date. Debt issuance costs are included within other long-term assets in the accompanying consolidated balance sheet.

Subject to certain exceptions, the senior secured credit facilities are secured to the extent legally permissible by substantially all of the assets of (1) Carib Holdings, including a perfected pledge of all of the Company’s capital stock and (2) the Company and the subsidiary guarantors, including but not limited to: (a) a pledge of substantially all capital stock held by the Company or any guarantor and (b) a perfected security interest in substantially all tangible and intangible assets of the Company and each guarantor.

Senior Notes

In connection with the Merger, on September 30, 2010, the Company issued $220.0 million in principal amount of the senior notes in a private placement. The senior notes, which are unsecured, bear interest at a rate of 11.00% per annum, payable semi-annually in arrears on April 1 and October 1, beginning on April 1, 2011. Debt issuance costs to the senior notes are amortized to interest expense over the term of the notes using the interest method. The senior notes mature on October 1, 2018.

Additional interest is payable with respect to the senior notes in certain circumstances if the Company does not consummate the offer to exchange the notes for similar registered notes (or shelf registration, if applicable).

The Company may redeem the senior notes at its option, in whole at any time or in part from time to time at certain redemption prices.

Each of the Company’s direct and indirect 100% owned restricted subsidiaries that are guarantors under the Credit Agreement jointly and severally irrevocable and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the indenture and the senior notes, whether for payment of principal of, premium, if any, or interest or additional interest on the senior notes, expenses, indemnification or otherwise (See Note 22). We may redeem the Notes prior to the maturity date based upon the following conditions: (1) prior to October 1, 2013 we may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 111% of the aggregate principal amount of the Notes plus accrued and unpaid interest, (2) during, in each of the 12-month periods beginning October 1, 2014, October 1, 2015, and subsequent to October 1, 2016, we may redeem all of the aggregate principal amount of the Notes at a redemption price of 105.5%, 102.75% and 100%, respectively, of the aggregate principal amount of the Notes plus accrued and unpaid interest, and (3) prior to October 1, 2014, we may redeem all or any portion of the Notes at a price equal to 100% of the aggregate principal amount of the Notes plus a make-whole premium and accrued and unpaid interest. Upon a change in control, the Note holders each have the right to require us to redeem their Notes at a redemption price of 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

For information regarding the carrying value and the fair value of the senior secured term loan and senior notes as of December 31, 2010, refer to Note 11.

The senior secured credit facilities and the senior notes contain various covenants that limit the Company’s ability to, among other things: incur or guarantee additional debt; pay dividends or make distributions; repurchase or redeem capital stock or subordinated indebtedness; make loans, investments or acquisitions; incur restrictions on the ability of certain subsidiaries to pay dividends or to make other payments; enter into transactions with affiliates; create liens; merge or consolidate with other companies or transfer all or substantially all assets; transfer or sell assets, including capital stock of subsidiaries; and prepay, redeem or repurchase certain indebtedness.

Other Debt

The Company had a financing agreement dated as of February 2008 for certain hardware and software licenses, with interest payable monthly at a fixed rate of 1.76%. The outstanding balance related to this agreement was recorded as a current portion of long-term debt of $1.4 million as of December 31, 2009, which was paid in full in March 2010. Interest expense recorded on the above borrowing for the nine month period ended September 30, 2010 and the years ended December 31, 2009 and 2008, was approximately $14,000, $31,000, and $43,000, respectively.

Annual Principal Payments

Annual principal payments required under the terms of the long-term debt agreements were as follows at December 31, 2010:

(Dollar amounts in thousands)
Years ending December 31,
2011	$3,550
2012	3,550
2013	3,550
2014	3,550
2015	3,550
Thereafter	556,362

$574,112

Note 11—Financial Instruments and Fair Value Measurements

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of input that may be used to measure fair value:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

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The Company uses observable inputs when available. Fair value is based upon quoted market prices when available. If market prices are not available, the Company may employ internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. The Company limits valuation adjustments to those deemed necessary to ensure that the financial instrument’s fair value adequately represents the price that would be received or paid in the marketplace. Valuation adjustments may include consideration of counterparty credit quality and liquidity as well as other criteria. The estimated fair value amounts are subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in estimating fair value could affect the results. The fair value measurement levels are not indicative of risk of investment.

The following table summarizes fair value measurements by level at December 31, 2010, for assets measured at fair value on a recurring basis:

(Dollar amounts in thousands)
	Level 1	Level 2	Level 3	Total
Financial Assets:
Indemnification assets:
Software subsidy	$—	$—	$10,068	$10,068
Expected reimbursement	—	—	4,767	4,767

Derivative Instruments:
Forward purchase agreement	$—	$—	$3,970	$3,970
Dividend agreement	—	—	990	990

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

The fair values reflected herein have been determined based on the prevailing interest rate environment at December 31, 2010. In different interest rate environments, fair value estimates can differ significantly, especially for certain fixed rate financial instruments. The fair values presented do not attempt to estimate the value of the Company’s businesses and anticipated future business activities. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The methodology and assumptions used to estimate the fair values of the significant financial instruments at December 31, 2010 are described below.

Indemnification assets include the present value of the expected future cash flows of certain expense reimbursement agreements from Popular. These contracts are a result of the purchase accounting related to the Merger Transaction dated September 30, 2010, and have termination dates ranging from February 2012 until September 2015. Management prepared estimates of the expected reimbursements to be received from Popular until the termination of the contracts, used a rate of 1.99% to discount the estimated future cash flows and recorded the indemnification assets as of the Merger date. Payments received during the three months ended December 31, 2010 reduced the indemnification asset balance. The remaining balance was adjusted to reflect its fair value as of December 31, 2010, therefore resulting in a net unrealized loss of approximately $0.2 million,

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EVERTEC Business Group Combined (Predecessor) Financial Statements

which is reflected within the other income caption in the consolidated statement of income. The fair value of the indemnification assets is included within accounts receivable, net in the accompanying consolidated balance sheet. See Note 19 for additional information regarding the expense reimbursement agreements.

The senior secured term loan and the senior notes were priced using their current available prices as of December 31, 2010. See Note 10 for additional information regarding the senior secured term loan and Senior Notes.

Derivative instruments include a forward purchase agreement related to the acquisition of CONTADO and Serfinsa (see Note 5) and a certain dividend agreement related to the CONTADO and Serfinsa acquisition (see Notes 5 and 19) also entered into with Popular as a result of the Merger Transaction. The fair value of the forward purchase agreement and the dividend agreement is included within the prepaid and other assets caption in the December 31, 2010 consolidated balance sheet. As of December 31, 2010, a loss of $3.7 million a gain of $2.5 million arising from change in the fair value of the forward purchase agreement and the dividend agreement, respectively, is included within the other income caption of the consolidated statement of income.

The following table presents the carrying value, as applicable, and estimated fair values for financial instruments at December 31, 2010. The fair value of derivatives was estimated utilizing a Monte Carlo Simulation Analysis using relevant benchmark inputs.

(Dollar amounts in thousands)
	Carrying Amount	Fair Value
Financial Assets:
Indemnification assets
Software subsidy	$10,068	$10,068
Expected reimbursements	$4,767	$4,767

Financial Liabilities:
Senior secured term loan	$342,173	$355,292
Senior notes	$220,000	$221,100

Derivative Instruments:
Forward purchase agreement	$3,970	$3,970
Dividend agreement	$990	$990

The following table provides a summary of the change in fair value of the Company’s Level 3 assets:

(Dollar amounts in thousands)
	Indemnification Assets	Derivative Assets
Predecessor
Balance—January 1, 2010	$—	$—

Successor
Initial recognition	16,790	7,690
Payments received	(1,801)	(1,514)
Unrealized loss recognized in other income	(153)	(1,216)

Balance—December 31, 2010	$14,836	$4,960

There were no transfers in or out of Level 3 during the three months ended December 31, 2010.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 12—Other Long-Term Liability

As part of the terms and conditions of an existing agreement for software licenses acquired, EVERTEC entered into a commitment with a third party to pay license and professional service fees beginning on December 31, 2009 and ending on July 30, 2015. The outstanding balance for this liability as of December 31, 2010 was $1.1 million. The agreement also includes a contingent fee up to $1.0 million based on certain acceptance conditions.

Other long-term liability includes $1.1 million of an onerous liability recorded by the Company related to the fair value of a contract to provide services to a Popular customer. The liability is being amortized to revenues until the termination of the contract. See Note 19.

Note 13—Equity

The Company is authorized to issue up to 2,500,000 shares of $1.00 par value common stock Class A and had 100 shares outstanding at December 31, 2010. The Company is also authorized to issue 500,000 shares of $1.00 par value preferred stock. As of December 31, 2010, no shares of preferred stock have been issued.

As previously discussed in Note 1, the Company received net assets of the merchant acquiring business and TicketPop business from Banco Popular on June 30, 2010. Expenses allocated to the merchant acquiring business and TicketPop business in EVERTEC were recorded as capital contributions from an affiliate, since there were no stated repayments scheduled for such expenses. Cash from operating activities of these businesses for the years ended December 31, 2009 and 2008 were presented as distributions to an affiliate in the combined statements of cash flows and the combined statements of stockholder’s (or owner’s) equity since the affiliate retained the cash generated from the operations of these businesses. Since June 30, 2010, cash from operating activities related to these businesses is included in the net cash provided by operating activities from continuing operations in the accompanying consolidated and combined statements of cash flows.

The senior secured credit facilities and the senior notes contain various covenants that limit the Company’s ability to pay dividends or make distributions. See Note 10.

Note 14—Merchant Acquiring Revenues

Merchant acquiring revenues are presented net of interchange fees and assessments charged by credit and debit card associations. The Company’s gross billings from merchant customers were $40.2 million, $100.7 million, $125.5 million and $130.5 million for the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively. Said billings included interchange fees and assessments charged by credit and debit card associations to the Company, as follows:

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended
			December 31, 2009	December 31, 2008
Interchange fees and assessments	$25,399	$60,910	$76,742	$82,743

Note 15—Share-based Compensation

Certain employees of EVERTEC participated in the Popular, Inc. 2004 Omnibus Incentive Plan (the “Incentive Plan”) adopted by the shareholders of Popular in April 2004. This plan replaced and superseded the 2001 Stock Option Plan (the “Stock Option Plan”) maintained by Popular.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

Stock Option Plan

This plan provided for the issuance of Popular, Inc.’s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions. The maximum option term is ten years from the date of grant. Unless an option agreement provides otherwise, all options granted are 20% exercisable after the first year and an additional 20% is exercisable after each subsequent year, subject to an acceleration clause at termination of employment due to retirement.

As of September 30, 2010, total outstanding stock options of 199,940 were fully vested. Prior to the Merger date, the exercise period of all options was reduced to 6 months or 90 days from the date of modification. Such modification had no impact on the financial statements.

For the three months ended December 31, 2010 and the nine months ended September 30, 2010, EVERTEC did not recognize any stock options expense. For the year ended December 31, 2009, the Company recognized stock options expense of approximately $40,000, with a tax benefit of approximately $16,000; and for the year ended December 31, 2008 EVERTEC recognized stock options expense of approximately $87,000, with a tax benefit of approximately $34,000.

Incentive Plan

The Incentive Plan permitted the granting of incentive awards in the form of annual incentive awards, long-term performance unit awards, stock options, stock appreciation rights, restricted stock, restricted units or performance shares.

Under the Incentive Plan, Popular issued restricted shares, which vested based on the employees’ continued service with Popular. Unless otherwise stated in an agreement, the compensation cost associated with the shares of restricted stock was determined based on a two-prong vesting schedule. The first part vested ratably over five years commencing at the date of grant and the second part vested at termination of employment after attainment of 55 years of age and 10 years of service. Vesting accelerated at termination of employment after attaining 55 years of age and 10 years of service. During the nine months ended September 30, 2010, vesting periods of all outstanding restricted stock awards was accelerated and all outstanding restricted stock awards became fully vested.

For the three months ended December 31, 2010, EVERTEC did not recognize any compensation expense related to the restricted stock. For the nine months ended September 30, 2010, EVERTEC recognized $0.2 million of compensation expense related to the accelerated vesting of restricted stock, with a tax benefit of approximately $69,000. For the year ended December 31, 2009, EVERTEC recognized approximately $68,000 of compensation expense, with a tax benefit of approximately $28,000; and for the year ended December 31, 2008, EVERTEC recognized approximately $52,000 of compensation expense, with a tax benefit of approximately $20,000. The fair value of the restricted stock vested as of September 30, 2010 was $0.3 million at grant date and $0.1 million at vesting date; and the fair value of restricted stock vested as of December 31, 2009 was approximately $57,000 at grant date and $5,000 at vesting date. The fair value of restricted stock vested as of December 31, 2008 was approximately $64,000 at grant date and $39,000 at vesting date. The fair value difference between the grant date and vesting date triggered a shortfall of $0.2 million in 2010, approximately $53,000 in 2009, and approximately $25,000 in 2008 that was recorded as an additional income tax expense since EVERTEC did not have any surplus due to windfalls.

Beginning in 2007, Popular authorized the issuance of performance shares, in addition to restricted shares, under the Incentive Plan. The performance shares award consisted of the opportunity to receive shares of Popular Inc.’s common stock provided Popular achieved certain performance goals during a three-year performance cycle. The

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compensation cost associated with the performance shares was recorded ratably over a three-year performance period. The performance shares were granted at the end of the three-year period and were vested at grant date, except when the participant’s employment was terminated without cause. In such a case, the participant received a pro-rata amount of shares calculated as if Popular would have met the performance goal for the performance period. As of September 30, 2010, 16,165 performance shares were granted, and no performance shares were granted under this plan in 2009. During the quarter ended September 30, 2010, vesting periods of all outstanding performance shares was accelerated and all outstanding performance shares became fully vested.

For the nine months ended September 30, 2010, EVERTEC recognized $0.2 million of compensation expense related to the accelerated vesting of performance shares with a tax benefit of approximately $79,000; and for the year ended December 31, 2009, EVERTEC recognized approximately $2,000 of compensation expense, with a tax benefit of approximately $1,000. The fair value of the performance shares vested as of September 30, 2010 was $0.2 million and $52,000 at grant date and at vesting date, respectively. No performance shares vested in 2009. The fair value difference between the grant date and vesting date triggered a shortfall of $0.1 million in 2010 that was recorded as an additional income tax expense since EVERTEC did not have any surplus due to windfalls.

After the Merger, the Carib Holdings, Inc. 2010 Equity Incentive Plan (the “Stock Incentive Plan”) was established to grant stock options, rights to purchase shares, restricted stock, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of the Company. Any shares of common stock issued pursuant to this plan will be non-voting common stock of Carib Holdings, Inc. The maximum number of shares of common stock that may be issued or transferred under the Stock Incentive Plan is 2,921,604. No grants were made through December 31, 2010. Under the Stock Incentive Plan, 2,639,178 options were granted on February 11, 2011 to certain employees of the Company.

Note 16—Other income

For the three months ended December 31, 2010, other income includes gains/(losses) related to the fair value adjustment of certain indemnification assets, software subsidies and derivative assets of $0.3 million, $0.5 million and ($1.2) million, respectively (see Notes 5 and 19).

As described in Note 6, other income for the nine months ended September 30, 2010 includes a pre-tax gain of $2.3 million recognized by EVERTEC in the sale of its 19.99% ownership in IHGC.

Other income for the years ended December 31, 2009 and 2008 includes a pre-tax gain of $7.9 million and $7.7 million, respectively recorded by ATH CR resulting from the mandatory partial redemption of Visa stock as a result of Visa’s initial public offering (“IPO”). The Visa stock had a book basis of zero in ATH CR’s financial statements prior to the redemption by Visa. As of December 31, 2010 there are no unredeemed shares of Visa stock held by ATH CR.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 17—Income Tax

The components of income tax expense for the three months ended December 31, 2010, the nine months ended September 30, 2010, and the years ended December 31 2009 and 2008 consisted of the following:

	Successor	Predecessor
		Nine months ended September 30, 2010	Year ended
(Dollar amounts in thousands)	Three months ended December 31, 2010		December 31, 2009	December 31, 2008
Continuing Operations
Current tax provision	$2,012	$20,211	$30,982	$24,321
Deferred tax (benefit) expense	(3,373)	2,806	(323)	(407)

	$(1,361)	$23,017	$30,659	$23,914

Discontinuing Operations
Current tax provision	$—	$840	$121	$536
Deferred tax expense (benefit)	—	(23)	—	—

	$—	$817	$121	$536

The Company was granted a tax exemption under the Tax Incentive Law No. 135 of 1997. Under this grant, EVERTEC was taxed at a rate of 7% on all the income derived from certain data processing and consulting services provided outside Puerto Rico for a 10-year period ended December 1, 2009. EVERTEC is in negotiations of a new tax exemption grant under the Tax Incentive Law No. 73 of 2008, with similar terms as the former grant. Management believes that its request for the new grant will be approved retroactively to December 1, 2009 by the local tax authorities. For the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, income subject to the exemption amounted to $1.3 million, $3.9 million, $3.6 million and $2.4 million, respectively.

In addition, EVERTEC has a base tax rate of 7% on income derived from certain development and installation service in excess of a determined income for a 10-year period from January 1, 2008. Up to December 31, 2010, no income was subject to the exemption since the income covered by the decree did not exceed the determined base income amount.

On May 16, 2006, the Puerto Rico legislature approved Act 98, which required certain companies operating in Puerto Rico to pay an additional income tax of 5% based on the taxable income of the Company for the year ended December 31, 2005. In accordance with the Act, the Company paid $0.8 million in July 2006 and recorded a deferred tax asset for the same amount. The extraordinary tax can be claimed as a credit in taxable years commencing after July 31. 2006. The amount that can be taken as a credit on an annual basis is limited to 25% of the amount paid to the extent that future taxable income is generated. EVERTEC used $0.2 million for the years ended December 31, 2010, 2009 and 2008.

During July 2009, the Governor of Puerto Rico signed into law Puerto Rico’s Act No. 37, which requires certain corporations to pay a 5% additional tax over the tax liability, resulting in an increase in the statutory tax rate from 39% to 40.95%. This change, as required by this Act, was applicable for a three-year period ending on 2011.

On November 15, 2010, the Governor of Puerto Rico signed into Law the Internal Revenue Code for a New Puerto Rico (“Act 171”), which provides for a 7% tax credit applicable to the fully taxable operations of EVERTEC for the year ended December 31, 2010, resulting in the Company claiming a credit of $1.1 million for said year.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

The following table presents the components of the Company’s deferred tax assets and liabilities:

	Successor	Predecessor
(Dollar amounts in thousands)	December 31, 2010	December 31, 2009
Deferred tax assets:
Allowance for doubtful accounts	$696	$1,753
Extraordinary tax credits	—	212
Deferred tax compensation	—	191
Other temporary assets	1,352	163

Total gross deferred tax assets	2,048	2,319

Deferred tax liabilities:
Deferred compensation	2,604	—
Differences between the assigned values and the tax basis of assets and liabilities recognized in purchase business combination	128,219	201
Other temporary liabilities	131

Total gross deferred tax liabilities	130,954	201

Gross deferred tax assets less liabilities	(128,906)	2,118
Less: valuation allowance	—	8

Net deferred tax (liabilities) /assets	$(128,906)	$2,110

As of December 31, 2010, the Company recognized a deferred tax liability of $128.9 million. The net amount, which is the result of the difference between assigned values and the tax bases of the assets and liabilities recognized in the business combination, is included within the deferred tax liability in the accompanying consolidated balance sheet.

EVERTEC was subject to income tax withholding on payments received for services rendered in Venezuela. These tax withholdings were generally creditable against the Puerto Rico income tax, subject to certain limitations. The business in Venezuela was discontinued on September 30, 2010. For the nine months ended September 30, 2010, and the years ended December 31, 2009 and 2008, total creditable withholdings amounted to approximately $1.2 million, $0.6 million and $0.4 million, respectively.

Specific tax indemnification obligations were agreed under the Merger Agreement: (i) to the extent EVERTEC has incurred taxes already paid by Popular at or prior to the closing related to the post-closing period, EVERTEC is required to reimburse Popular for these prepaid taxes; and (ii) to the extent EVERTEC has incurred taxes payable after closing related to the pre-closing period, Popular is required to reimburse EVERTEC for such taxes.

The Company recognizes in its financial statements the benefits of tax return positions if it is more likely than not to be sustained on audit based on its technical merits. At December 31, 2010, EVERTEC had a liability for unrecognized tax benefits of approximately $1.2 million, which, if recognized in the future, would impact EVERTEC’s effective tax rate. On a quarterly basis EVERTEC evaluates its tax positions and revises its estimates accordingly. The Company records accrued interest, if any, to unrecognized tax benefits in income tax expense, while the penalties, if any reported in operating costs and expenses. As of December 31, 2010, the Company had not accrued any amount for potential payment of penalties and interest.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

The reconciliation of unrecognized tax benefits, including accrued interest, was as follows:

Predecessor
(Dollar amounts in thousands)	Total
Balance as of January 1, 2008	$—
Additions for tax positions related to 2008	569

Balance as of December 31, 2008	$569
Additions for tax positions related to 2009	653

Balance as of December 31, 2009	$1,222
Additions for tax positions related to 2010	—

Balance as of September 30, 2010	$1,222

There were no changes in the Company’s tax positions during the three months ended December 31, 2010.

The income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income before income taxes as a result of the following:

	Successor		Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010		Nine months ended September 30, 2010		Year ended
					December 31, 2009		December 31, 2008
	Amount	% of pre-tax income	Amount	% of pre-tax income	Amount	% of pre-tax income	Amount	% of pre-tax income
Computed income tax at statutory rates	$(73)	40.95%	$24,646	40.95%	$36,239	40.95%	$28,645	39.00%
Benefit of net tax-exempt interest income	—	0.00%	(79)	-0.13%	(157)	-0.18%	(72)	-0.10%
Effect of income subject to capital gain tax rate	—	0.00%	(574)	-0.95%	(1,708)	-1.93%	(1,761)	-2.40%
Differences in tax rates due to multiple juristictions	(197)	111.02%	(155)	-0.26%	(2,159)	-2.44%	(1,133)	-1.54%
Effect of income subject to tax-exemption grant	(504)	283.81%	(2,479)	-4.12%	(2,506)	-2.83%	(781)	-1.06%
Credit Pursuant to Act 171	(1,122)	631.18%
Other	535	-301.51%	1,658	2.75%	950	1.07%	(984)	-1.34%

Income tax expense	$(1,361)	765.45%	$23,017	38.24%	$30,659	34.64%	$23,914	32.56%

The legal entities within EVERTEC file separate income tax returns in Puerto Rico and certain other foreign jurisdictions. As of December 31, 2010, the statute of limitations for all tax years prior to 2005 expired for the Company in Puerto Rico and subsequent years are subject to review by a the Puerto Rico Treasury Department.

Note 18—Discontinued Operations

The results of operations of the Venezuela business, which was a part of the Company in the Predecessor period, are reported as a discontinued operation in the consolidated and combined financial statements, as the Venezuela business was not acquired in the Merger.

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EVERTEC Business Group Combined (Predecessor) Financial Statements

Prior to the closing of the Merger, the Venezuela business was transferred to Popular and the Company entered into a transition services agreement with Popular, pursuant to which the Company will provide certain services to the Venezuela business for up to 12 months from the closing of the Merger.

The results of discontinued operations for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 consisted of the following:

	Predecessor
(Dollar amounts in thousands)	Nine months ended September 30, 2010	Year ended
		December 31, 2009	December 31, 2008
Revenues	$8,726	$13,126	$11,110
Operating costs and expenses	7,815	11,352	7,074

Income from operations	911	1,774	4,036
Non-operating income	23	160	173

Income before income taxes	934	1,934	4,209
Income tax expense	817	121	536

Net income from discontinued operations	$117	$1,813	$3,673

The assets and liabilities from discontinued operations included in the Company’s combined balance sheet as of December 31, 2009 consisted of the following:

(Dollar amounts in thousands)	Predecessor
December 31, 2009
Assets:
Current Assets:
Cash and short-term investments	$3,548
Account receivable, net	3,868
Prepaid expenses and other assets	1,472
Deferred tax asset	92

Current assets of discontinued operations	8,980
Property and equipment, net	1,670

Total assets of discontinued operations	$10,650

Liabilities:
Current Liabilities:
Accrued liabilities	$1,699
Accounts payable	1,494

Total liabilities of discontinued operations	$3,193

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 19—Related Party Transactions

The following table presents the Company’s transactions with affiliated companies for the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008:

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended
			December 31, 2009	December 31, 2008
Total revenues from affiliates (1)	$40,140	$106,137	$134,219	$138,087

Expenses paid to affiliates:
Administrative overhead and other allocated expenses	$—	$2,217	$3,386	$3,214
Corporate expense charged by Popular	—	5,263	6,426	6,108

Total allocated and corporate expense charged by Popular	$—	$7,480	$9,812	$9,322

Rent and other fees	$2,634	$7,342	$8,442	$8,567

Interest earned from and charged by affiliates:
Interest income	$94	$51	$129	$539

Interest expense (2)	$2,193	$10	$1	$7

(1)	As discussed below, all services to Popular, its subsidiaries and affiliates are governed by the Master Services Agreement under which EVERTEC has a contract to provide such services for at least 15 years. Total revenues form Popular represent 52% and 51% of total revenues for the three month ended December 31, 2010 and nine month ended September 30, 2010, respectively.

(2)	Interest expense for the three months ended December 31, 2010 is related to interest accrued on the senior secured term loan and senior unsecured notes held by Popular. See table below.

In connection with the Merger, the Company entered into a 15 year, exclusive Master Services Agreement (“MSA”) with Popular and certain of Popular’s subsidiaries. All services to Popular and its subsidiaries provided by the Company are governed by the MSA, under which Popular and its subsidiaries agreed to continue to receive those services on an exclusive basis for the duration of the agreement on commercial terms consistent with historical pricing practices among the parties.

For the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, certain expenses were allocated to the Company by Popular, including accounting, finance, legal, marketing, information systems and human resources. These costs were allocated based on a percentage of revenues or costs (and not based on actual costs incurred). These charges were included in the combined statements of income. After September 30, 2010, expenses related to these activities were recorded by the Company as incurred.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

At December 31, 2010 and 2009, EVERTEC had the following balances arising from transactions with affiliated companies:

	Successor	Predecessor
(Dollar amounts in thousands)	December 31, 2010	December 31, 2009
Cash deposits in affiliated bank	$52,298	$7,640

Short-term loans due from affiliate	$—	$24,225

Other due from affiliates	$18,545	$14,469

Long term debt due to affiliate	$94,850	$—

Loan to an officer	$170	$—

The balance of cash deposits in an affiliated bank was included within the cash line item in the accompanying consolidated and combined balance sheets. Due from affiliates mainly included the amounts outstanding related to processing and information technology services billed to Popular subsidiaries according to the terms of the MSA. This amount was included in the accounts receivable, net in the consolidated and combined balance sheets.

Upon the Merger, Carib Holdings and the Company entered into a consulting agreement whereby the Company agreed to reimburse Apollo and Popular for certain expenses and an annual management fee of the greater of (i) $2.0 million and (ii) 2% of EVERTEC EBITDA, in total in exchange for which Carib Holdings and EVERTEC will receive certain advisory services from Apollo and Popular. The first annual payment is due on April 1, 2011.

The Company is entitled to receive subsidies from Popular regarding services the Company provides to certain customers of Popular at a preferential price for a period of approximately 17 months from the closing date of the Merger. As of the Merger date, the Company recorded $5.6 million as an expected reimbursement asset from Popular at fair value related to this subsidy. During the three months ended December 31, 2010, the Company received $1.1 million from Popular, which were recorded as a reduction of the expected reimbursement asset. The Company also recorded an unfavorable contract liability at fair value of $10.1 million related to the contract with one of the Popular clients. The liability is being amortized to revenues until the termination of the contract (February 2012). At December 31, 2010 the current portion of the expected reimbursement asset of $4.1 million is included within the accounts receivable caption and the long-term portion is included within other long-term assets in the accompanying consolidated balance sheet. The current portion of the unfavorable contract liability of $7.0 million is included in the accounts payable caption and the long-term portion of $1.1 is included within the other long-term liability caption in the accompanying consolidated balance sheet (see Note 12). Gains and losses related to the reimbursement asset are included within the other income caption in the accompanying consolidated statement of income. See Note 11.

In addition, the Company is entitled to receive subsidies from Popular regarding certain software license fees if such amounts exceed certain amounts for a period of 5 years from the closing date of the Merger. As a result of this agreement, the Company recorded approximately $11.2 million as a software subsidy asset at fair value as of the Merger date. For the three months ended December 31, 2010, the Company received $0.7 million related to such subsidy, which were recorded as a reduction of the subsidy asset. At December 31, 2010 the current portion of said subsidy asset of $2.8 million is included within the accounts receivable caption and the long-term portion is included in the other long-term assets caption in the accompanying consolidated balance sheet. Gains and losses related to the subsidy asset are included within the other income caption in the accompanying consolidated statement of income. See Note 11.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

From time to time, EVERTEC obtains performance bonds from insurance companies covering the obligations of EVERTEC under certain contracts. Under the Merger Agreement, Popular is required to, subject to certain exceptions, cause the then outstanding performance bonds to remain outstanding or replace such bonds as needed for 5 years from the closing date of the Merger. EVERTEC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC is required to reimburse Popular for payment of premiums and related charges and indemnification of Popular for certain losses related to EVERTEC’s failure to perform or otherwise satisfy its obligations covered by such performance bonds.

EVERTEC had outstanding letters of credit of $2.9 million at December 31, 2010 under the borrowing facilities available with an affiliate of up to $2.9 million, for which Popular provided collateral. EVERTEC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC is required to indemnify Popular for losses related to EVERTEC’s failure to honor these letters of credit.

Note 20—Commitments and Contingencies

At December 31, 2010, EVERTEC was obligated under non-cancelable operating lease agreements for communication equipment and office facilities as follows:

(Dollar amounts in thousands)	Unrelated parties	Related party	Minimum future rentals
2011	414	4,106	4,520
2012	152	4,198	4,350
2013	52	4,336	4,388
2014	—	4,352	4,352
2015		965	965

	$618	$17,957	$18,575

Certain lease agreements with related parties contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is recorded as a deferred rent obligation. Total deferred rent obligation as of December 31, 2010 and 2009 amounted to $0.3 million and $0.2 million, respectively and is included within the accounts receivable caption in the accompanying consolidated and combined balance sheets.

Rent expense of office facilities and real estate for the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 amounted to $2.3 million, $6.7 million, $8.0 million and $7.9 million, respectively. Also, rent expense for telecommunications and other equipment for the three months ended December 31, 2010, the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 amounted to $2.2 million, $5.6 million, $ 7.4 million and $8.0 million, respectively.

In the normal course of business, EVERTEC enters into contracts with customers including clauses that, in the event of default, EVERTEC may be liable for liquidating damages.

The legal entities within EVERTEC are defendants in a number of legal proceedings arising in the ordinary course of business. Based on the opinion of the legal counsel, management believes that the final disposition of these matters will not have a material adverse effect on the business, results of operations and financial condition.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 21—Segment Information

The Company operates in three business segments: transaction processing, merchant acquiring and business solutions.

The transaction processing segment includes a diversified payment products and services including the ATH network and processing services, card processing, payment processing and electronic benefit transfer (“EBT”) services.

The merchant acquiring segment provides services and tools that allow merchants to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard and American Express brands. Services include terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support.

The business solutions segment offer a full suite of business process management solutions, which include core banking processing, cash processing, item processing, network services, business process outsourcing, professional services for developing customized business solutions and fulfillment for producing and distributing various print documents.

The Company’s business segments are organized based on the nature of products and services. The Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources.

Management evaluates the operating results of each of its reportable segments based upon revenues and operating income. Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by earnings. As such, segment assets are not disclosed in the notes to the accompanying consolidated and combined financial statements.

The following tables set forth information about the Company’s operations by its three business segments:

(Dollar amounts in thousands)	Transaction processing	Merchant acquiring, net	Business solutions	Other		Total
Successor
Three months ended December 31, 2010
Revenues	$26,680	$14,789	$41,252	$(5,646	)(1)	$77,075
Income from operations	12,088	5,959	9,561	(13,152	)(2)	14,456
Predecessor
Nine months ended September 30, 2010
Revenues	$69,391	$39,761	$111,784	$(12,614	)(1)	$208,322
Income from operations	28,086	17,647	18,337	(8,721	)(2)	55,349
Year ended December 31, 2009
Revenues	92,591	48,744	143,963	(17,905	)(1)	267,393
Income from operations	37,878	18,454	21,477	(1,719)		76,090
Year ended December 31, 2008
Revenues	88,931	47,782	151,857	(17,357	)(1)	271,213
Income from operations	32,642	17,628	10,142	(1,753)		58,659

(1)	Represents the elimination of intersegment revenues for services provided by the transaction processing segment to merchant acquiring segment, and other miscellaneous intersegment revenues.

(2)	In fiscal 2010 (Predecessor and Successor), represents merger transaction related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The reconciliation of Income from operations to consolidated and combined net income is as follows:

(Dollar amounts in thousands)	Successor	Predecessor
	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Segment Income from operations
Transaction processing	$12,088	$28,086	$37,878	$32,642
Merchant acquiring, net	5,959	17,647	18,454	17,628
Business solutions	9,561	18,337	21,477	10,142
Other (1)	(13,152)	(8,721)	(1,719)	(1,753)

Income from operations	$14,456	$55,349	$76,090	$58,659

Interest (expense) income	(13,318)	290	957	1,113
Earnings of equity method investments	—	2,270	3,508	4,229
Other income	(1,316)	2,276	7,942	9,449
Income tax (expense) benefit	1,361	(23,017)	(30,659)	(23,914)

Net income from continuing operations	$1,183	$37,168	$57,838	$49,536

(1)	In in fiscal 2010 (Predecessor and Successor), represents merger transaction related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments and other miscellaneous intersegment revenues.

The geographic segment information below is classified based on the geographic location of the Company’s subsidiaries:

(Dollar amounts in thousands)	Successor	Predecessor
	Three months ended December 31, 2010	Nine months ended September 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenues (1)
U.S. and territories	$69,243	$187,994	$241,334	$245,650
Other countries	7,832	20,328	26,059	25,563

Total revenues	$77,075	$208,322	$267,393	$271,213

(1)	Revenues are based on subsidiaries’ country of domicile.

Note 22—Guarantor of the Notes and Non-Guarantor Consolidated and Combined Financial Information

On September 30, 2010, the Company issued senior notes with a principal amount of $220.0 million, which were guaranteed by the Company’s 100% owned subsidiaries (see Note 9). The following financial information presents the Balance Sheets as of December 31, 2010 (Successor) and December 31, 2009 (Predecessor) , the Statements of Income for the three months ended December 31, 2010 (Successor), the nine months ended September 30, 2010 (Predecessor) and the years ended December 31, 2009 and 2008 (Predecessor), and Statements of Cash Flows for the three months ended December 31, 2010 (Successor), the nine months ended September 30, 2010 (Predecessor) and the years ended December 31, 2009 and 2008 (Predecessor) of (i) EVERTEC, Inc. (Parent); (ii) the subsidiaries that are guarantors of the senior notes; (iii) the non-guarantor subsidiaries; and (iv) the Company on a consolidated or combined basis. Investments in subsidiaries are

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions. The guarantor subsidiaries are 100% owned by EVERTEC, Inc. (“Parent”) and all guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of Parent to obtain funds from any of the guarantor subsidiaries by dividends or loan.

	Consolidated Balance Sheet (Successor) as of December 31, 2010
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Assets
Current Assets
Cash	$46,051	$5,739	$3,909	$—	$55,699
Restricted cash	5,600	—	—	—	5,600
Accounts receivable, net	46,982	7,679	7,917	—	62,578
Prepaid expenses and other assets	15,938	424	249	—	16,611
Deferred project costs	976	9	—	(67)	918

Total current assets	115,547	13,851	12,075	(67)	141,406
Investment in subsidiaries, at equity	151,109	—	—	(151,109)	—
Property and equipment, net	37,094	593	6,002	—	43,689
Goodwill	271,782	73,081	31,518	—	376,381
Other intangible assets, net	458,711	18,824	13,081	—	490,616
Other long-term assets	29,964	—	—	—	29,964

Total assets	$1,064,207	$106,349	$62,676	$(151,176)	$1,082,056

Liabilities and stockholder’s equity
Current Liabilities
Accrued liabilities	$33,754	$392	$6,805	$—	$40,951
Accounts payable	17,341	366	—	—	17,707
Unearned income	133	183	—	—	316
Income tax payable	1,854	1,248	149	—	3,251
Current portion of long-term debt	3,550	—	—	—	3,550
Deferred tax liability, net	15,041	4,390	3,969	(7,379)	16,021

Total current liabilities	71,673	6,579	10,923	(7,379)	81,796
Long-term debt	558,623	—	—	—	558,623
Long-term deferred tax liability, net	104,751	782	—	7,352	112,885
Other long-term liabilities	2,228	—	—	—	2,228

Total liabilities	737,275	7,361	10,923	(27)	755,532

Stockholder’s equity
Preferred stock	—	—	—	—	—
Common stock	—	55	998	(1,053)	—
Additional paid-in capital	325,875	98,352	50,851	(149,595)	325,483
Retained earnings	1,199	636	(9)	(643)	1,183
Accumulated other comprehensive income	(142)	(55)	(87)	142	(142)

Stockholder’s equity	326,932	98,988	51,753	(151,149)	326,524

Total liabilties and stockholder’s equity	$1,064,207	$106,349	$62,676	$(151,176)	$1,082,056

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The consolidated balance sheet as of December 31, 2010 reflects the new accounting basis from the purchase method of accounting at each Parent, Guarantor and Non-Guarantor subsidiaries based on a preliminary valuation, which may change materially in subsequent periods (see Note 2).

	Combined Balance Sheet (Predecessor) as of December 31, 2009
	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
(Dollar amounts in thousands)
Assets
Current Assets:
Cash	$3,307	$6,970	$1,614	$—	$11,891
Restricted cash	3,676	—	—	—	3,676
Short-term investments	24,225	9,190	1,013	(213)	34,215
Accounts receivable, net	29,345	1,440	5,867	(149)	36,503
Prepaid expenses and other assets	15,515	97	—	—	15,612
Deferred project costs	780	(6)	—	—	774
Deferred tax asset, net	2,127	(17)	—	—	2,110
Current assets of discontinued operations	1,664	—	7,316	—	8,980

Total current assets	80,639	17,674	15,810	(362)	113,761
Investment in equity investees	15,059		16,642	(9,943)	21,758
Property and equipment, net	27,686	583	4,416	—	32,685
Goodwill	38,885	4,098	2,263	—	45,246
Other intangible assets, net	26,897	1,361	67	—	28,325
Assets of discontinued operations	—	—	1,670	—	1,670

Total assets	$189,166	$23,716	$40,868	$(10,305)	$243,445

Liabilities and owner’s equity
Current Liabilities:
Accrued liabilities	$15,485	$141	$—	$—	$15,626
Accounts payable	5,461	797	3,681	(362)	9,577
Unearned income	227	443	—	—	670
Income tax payable	—	975	35	—	1,010
Short-term note due to affiliate	—	—	—	—	—
Current portion of long-term debt	1,413	—	—	—	1,413
Liabilities of discontinued operations	1,151	—	2,042	—	3,193

Total current liabilities	23,737	2,356	5,758	(362)	31,489
Other long-term liability	481	—	—	—	481

Total liabilities	24,218	2,356	5,758	(362)	31,970

Owner’s equity:	164,948	21,360	35,110	(9,943)	211,475

Total liabilities and owner’s equity	$189,166	$23,716	$40,868	$(10,305)	$243,445

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Consolidated Statement of Income (Successor) for the three months ended December 31, 2010
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Revenues
Transaction processing	$15,388	$2,207	$3,439	$—	$21,034
Merchant acquiring, net	14,789	—	—	—	14,789
Business solutions	40,559	625	75	(7)	41,252

Total revenues	70,736	2,832	3,514	(7)	77,075

Operating costs and expenses
Cost of revenues (excluding depreciationand amortization)	32,484	1,605	2,416	—	36,505
Selling, general and administrative expenses (excluding depreciation and amortization)	8,671	(680)	401	—	8,392
Depreciation and amortization	16,525	570	627	—	17,722

Total operating costs and expenses	57,680	1,495	3,444	—	62,619

Income from operations	13,056	1,337	70	(7)	14,456

Non-operating income (expenses)
Interest income	101	6	11	—	118
Interest expense	(13,436)	—	—	—	(13,436)
Earnings (losses) of equity method investments	949	—	—	(949)	—
Other income	(1,316)	—	—	—	(1,316)

Total non-operating income (expenses)	(13,702)	6	11	(949)	(14,634)
Income before income taxes	(646)	1,343	81	(956)	(178)
Income tax (benefit) expense	(1,829)	381	90	(3)	(1,361)

Net income (loss)	$1,183	$962	$(9)	$(953)	$1,183

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Income (Predecessor) for the nine months ended September 30, 2010
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Revenues
Transaction processing	$43,549	$5,567	$8,962	$(1,301)	$56,777
Merchant acquiring, net	39,761	—	—	—	39,761
Business solutions	108,747	2,905	192	(60)	111,784

Total revenues	192,057	8,472	9,154	(1,361)	208,322

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	94,465	5,127	6,956	—	106,548
Selling, general and administrative expenses (excluding depreciation and amortization)	24,264	1,457	1,279	—	27,000
Depreciation and amortization	17,679	706	1,040	—	19,425

Total operating costs and expenses	136,408	7,290	9,275	—	152,973

Income from operations	55,649	1,182	(121)	(1,361)	55,349

Non-operating income (expenses)
Interest income	205	82	73	—	360
Interest expense	(52)	(12)	(6)	—	(70)
Earnings (losses) of equity method investments	(2,066)	—	852	3,484	2,270
Other income	2,276	—	—	—	2,276

Total non-operating income (expenses)	363	70	919	3,484	4,836
Income before income taxes	56,012	1,252	798	2,123	60,185
Income tax expense (benefit)	22,695	347	(1)	(24)	23,017

Net income from continuing operations	33,317	905	799	2,147	37,168
Net income from discontinued operations	2,098	—	(1,981)	—	117

Net income	$35,415	$905	$(1,182)	$2,147	$37,285

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Income (Predecessor) for the year ended December 31, 2009
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Revenues
Transaction processing	$56,560	$7,501	$12,344	$(1,719)	$74,686
Merchant acquiring, net	48,744	—	—	—	48,744
Business solutions	140,800	3,027	327	(191)	143,963

Total revenues	246,104	10,528	12,671	(1,910)	267,393

Operating costs and expenses
Cost of revenues (excluding depreciationand amortization)	127,095	6,202	8,058	(191)	141,164
Selling, general and administrative expenses (excluding depreciation and amortization)	23,219	902	1,518	—	25,639
Depreciation and amortization	22,021	1,107	1,372	—	24,500

Total operating costs and expenses	172,335	8,211	10,948	(191)	191,303

Income from operations	73,769	2,317	1,723	(1,719)	76,090

Non-operating income (expenses)
Interest income	503	419	126	—	1,048
Interest expense	(73)	(18)	—	—	(91)
Earnings (losses) of equity method investments	1,883	—	1,819	(194)	3,508
Other income	73	7,869	—	—	7,942

Total non-operating income (expenses)	2,386	8,270	1,945	(194)	12,407
Income before income taxes	76,155	10,587	3,668	(1,913)	88,497
Income tax expense	28,851	1,271	537	—	30,659

Net income from continuing operations	47,304	9,316	3,131	(1,913)	57,838
Net income from discontinued operations	13	—	1,800	—	1,813

Net income	$47,317	$9,316	$4,931	$(1,913)	$59,651

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Income (Predecessor) for the year ended December 31, 2008
	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Revenues
Transaction processing	$53,387	$7,722	$12,218	$(1,753)	$71,574
Merchant acquiring, net	47,782	—	—	—	47,782
Business solutions	146,590	4,924	392	(49)	151,857

Total revenues	247,759	12,646	12,610	(1,802)	271,213

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	140,021	7,364	7,186	(49)	154,522
Selling, general and administrative expenses (excluding depreciation and amortization)	25,002	1,186	1,455	—	27,643
Depreciation and amortization	27,415	1,700	1,274	—	30,389

Total operating costs and expenses	192,438	10,250	9,915	(49)	212,554

Income from operations	55,321	2,396	2,695	(1,753)	58,659

Non-operating income (expenses)
Interest income	892	299	92	—	1,283
Interest expense	(93)	(42)	(35)	—	(170)
Earnings (losses) of equity method investments	1,216	—	2,516	497	4,229
Other income	1,693	7,756	—	—	9,449

Total non-operating income (expenses)	3,708	8,013	2,573	497	14,791

Income before income taxes	59,029	10,409	5,268	(1,256)	73,450
Income tax expense	21,734	1,360	820	—	23,914

Net income from continuing operations	37,295	9,049	4,448	(1,256)	49,536
Net income from discontinued operations	2,705	—	968	—	3,673

Net income	$40,000	$9,049	$5,416	$(1,256)	$53,209

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Cash Flows (Successor) for the three months ended December 31, 2010
	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Cash flows from operating activities	$14,964	$1,958	$1,174	$—	$18,096

Cash flows from investing activities
Net decrease (increase) in restricted cash	(2,505)	—	—	—	(2,505)
Net decrease (increase) in short-term investments	—	559	—	—	559
Intagible assets acquired	(11,674)	(116)	(101)	—	(11,891)
Property and equipment acquired	(3,934)	(56)	(116)	—	(4,106)
Advance payment	(17,120)	—	—	—	(17,120)
Acquisition of predecessor	(458,728)	(2,307)	—	—	(461,035)

Net cash (used in) investing activities	(493,961)	(1,920)	(217)	—	(496,098)

Cash flows from financing activities
Proceeds from issuance of long-term debt	557,350	—	—	—	557,350
Debt issuance costs	(16,472)	—	—	—	(16,472)
Repayment of long-term debt	(888)	—	—	—	(888)
Net distributions (to) from parent company	(34,848)	—	—	—	(34,848)

Net cash used in financing activities	505,142	—	—	—	505,142

Net increase (decrease) in cash	26,145	38	957	—	27,140
Cash at beginning of the period	19,906	5,701	2,952	—	28,559

Cash at end of the period	$46,051	$5,739	$3,909	$—	$55,699

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Cash Flows (Predecessor) for the nine months ended September 30, 2010
	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Cash flows from operating activities from continuing operations	$63,772	$(2,214)	$1,931	$213	$63,702

Net cash provided by (used in) operating activities from continuing operations

Cash flows from investing activities from continuing operations
Net decrease (increase) in restricted cash	581	—	—	—	581
Net decrease (increase) in short-term investments	—	8,631	1,013	(213)	9,431
Intagible assets acquired	(11,195)	(12)	(573)	—	(11,780)
Property and equipment acquired	(11,674)	(174)	(1,333)	—	(13,181)
Proceeds from sales and redemption of equity securities	7,509	—	—	—	7,509
Contingent consideration paid	(1,000)	—	—	—	(1,000)
Net repayments on short-term loans due from affiliate	24,225	—	—	—	24,225
Cash delivered from sale of subsidiary	—	—	368	—	368

Net cash (used in) investing activities from continuing operations	8,446	8,445	(525)	(213)	16,153

Cash flows from financing activities from continuing operations
Debt issuance costs	(643)	—	—	—	(643)
Repayment of long-term debt	(1,413)	—	—	—	(1,413)
Net distributions (to) from parent company	(7,972)	—	(68)	—	(8,040)
Dividends paid	(48,200)	(7,500)	—	—	(55,700)

Net cash used in financing activities from continuing operations	(58,228)	(7,500)	(68)	—	(65,796)

Cash flows from discontinued operations
Net cash provided from discontinued operating activities	2,610	—	320	—	2,930
Net cash used in investing activities from discontinued operations	—	—	(452)	—	(452)

Net cash provided by discontinued operations	2,610	—	(132)	—	2,478

Net increase (decrease) in cash	16,600	(1,269)	1,206	—	16,537
Less: Net decrease in cash related to discontinued operations	—	—	132	—	132
Cash at beginning of the period from continuing operations	3,307	6,970	1,614	—	11,891

Cash at end of the period from continuing operations	$19,907	$5,701	$2,952	$—	$28,560

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Cash Flows (Predecessor) for the year ended December 31, 2009
	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Cash flows from operating activities from continuing operations	$59,553	$2,269	$3,007	$636	$65,465

Cash flows from investing activities from continuing operations
Net decrease (increase) in restricted cash	(997)	—	—	—	(997)
Net decrease (increase) in short-term investments	—	(1,191)	(164)	(636)	(1,991)
Intagible assets acquired	(6,843)	(262)	(280)	—	(7,385)
Property and equipment acquired	(13,358)	(228)	(847)	—	(14,433)
Proceeds from sales and redemption of equity securities	—	7,869	—	—	7,869
Contingent consideration paid	(750)	(750)	—	750	(750)
Net repayments on short-term loans due from affiliate	14,995	—	—	—	14,995

Net cash (used in) investing activities from continuing operations	(6,953)	5,438	(1,291)	114	(2,692)

Cash flows from financing activities from continuing operations
Repayment of long-term debt	(1,420)	—	—	—	(1,420)
Capital contribution from parent	—	750	—	(750)	—
Dividends paid	(55,000)	(7,500)	—	—	(62,500)
Net distributions to (from) an affiliate	(11,926)	—	(1,865)	—	(13,791)

Net cash used in financing activities from continuing operations	(68,346)	(6,750)	(1,865)	(750)	(77,711)

Cash flows from discontinued operations
Net cash provided from discontinued operating activities	2,210	—	(115)	—	2,095

Net cash provided by discontinued operations	2,210	—	(115)	—	2,095

Net increase (decrease) in cash	(13,536)	957	(264)	—	(12,843)
Less: Net decrease in cash related to discontinued operations	—	—	—	—	—
Cash at beginning of the period from continuing operations	16,843	6,013	1,878	—	24,734

Cash at end of the period from continuing operations	$3,307	$6,970	$1,614	$—	$11,891

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

	Combined Statement of Cash Flows (Predecessor) for the year ended December 31, 2008
	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Cash flows from operating activities from continuing operations	$62,446	$222	$4,218	$1,889	$68,775

Cash flows from investing activities from continuing operations
Net decrease (increase) in restricted cash	(2,679)	—	—		(2,679)
Net decrease (increase) in short-term investments	—	(7,545)	1,396	(1,850)	(7,999)
Intagible assets acquired	(5,788)	(336)	(249)	—	(6,373)
Property and equipment acquired	(8,823)	(344)	(661)	(39)	(9,867)
Proceeds from sales and redemption of equity securities	—	7,681	—	—	7,681
Contingent consideration paid	(85)	(700)	—	—	(785)
Net repayments on short-term loans due from affiliate	(17,420)	—	—	—	(17,420)
Capital contribution to subsidiary	(762)	—	—	762	—

Net cash (used in) investing activities from continuing operations	(35,557)	(1,244)	486	(1,127)	(37,442)

Cash flows from financing activities from continuing operations
Repayment of long-term debt	(1,419)	(35)	(1,130)	—	(2,584)
Capital contribution from parent	—	762	—	(762)	—
Net distributions to (from) an affiliate	(12,587)	—	(2,400)	—	(14,987)

Net cash (used in) provided by financing activities from continuing operations	(14,006)	727	(3,530)	(762)	(17,571)

Cash flows from discontinued operations
Net cash provided from discontinued operating activities	2,464	—	(162)		2,302

Net cash provided by (used in) discontinued operations	2,464	—	(162)	—	2,302

Net increase (decrease) in cash	15,347	(295)	1,012	—	16,064
Cash at beginning of the period from continuing operations	1,496	6,307	867	—	8,670

Cash at end of the period from continuing operations	$16,843	$6,012	$1,879	$—	$24,734

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 23—Subsequent Events

On March 31, 2011, Popular transferred its remaining 19.99% equity interest in CONTADO to EVERTEC after selling 33.98% to the other CONTADO shareholders during the right of first refusal period. As required by the Merger Agreement, at the closing of the CONTADO transaction, the Company transferred to Popular the $20.0 million previously held back from the Merger closing payments. Also on March 31, 2011, the Company received $10.8 million, which represents 50% of the after tax sales proceeds received by Popular from the sale of the equity participation to the other shareholders. Management is currently analyzing the accounting implications of the transaction.

On March 3, 2011, EVERTEC entered into a credit agreement amendment concerning its existing senior credit facility. The amendment did not modify the term nor the size of the facility. Under the amended senior credit facility:

(i)	The interest rate margins have been reduced from 5.25% to 4.00% per annum on term loans bearing interest at LIBOR, from 4.25% to 3.00% per annum on term loans bearing interest at an alternate base rate (ABR), from 5.25% to 3.75% per annum on revolving loans bearing interest at LIBOR, and from 4.25% to 2.75% per annum on revolving loans bearing interest at an ABR;
(ii)	The LIBOR floor has been decreased from 1.75% to 1.50% per annum and the ABR floor has been reduced from 2.75% to 2.50% per annum; and
(iii)	The incremental facility under the existing credit agreement has been increased from $115.0 million to the greater of $125.0 million and the maximum principal amount of debt that would not cause EVERTEC’s senior secured leverage ratio to exceed 3.25 to 1.00.

The amendment also modified certain restrictive covenants in the existing senior credit agreement to provide the Company generally with additional flexibility. Among other things, the amendment modified certain financial performance covenants. In connection with the amendment, the Company was required to pay a call premium of $3.5 million. In addition, a prepayment premium will be payable in respect of subsequent repricing events in respect of the senior secured term loan, if any, occurring on or prior to September 3, 2011.

On February 11, 2011, the Board of Directors of Carib Holdings adopted, and stockholders approved the Stock Incentive Plan. On that date, 2,624,570 options were granted to certain employees of the Company. Any shares of common stock issued pursuant to this plan will be non-voting common stock of Carib Holdings (see Note 15).

On February 11, 2011, pursuant to his employment agreement, Carib Holdings entered into a restricted stock agreement with the Company’s Chief Executive Officer (“CEO”) whereby Carib Holdings granted the Company’s CEO 80,000 shares of restricted stock that vest over a period of four years in substantially equal bi-weekly installments on each of the Company’s normal payroll dates beginning after February 11, 2011. The restricted stock is not granted under the Stock Incentive Plan but is subject to the terms of the Plan. Except for the Company’s CEO, the Company does not contemplate granting restricted stock to any other of its employees.

On January 31, 2011, the Governor of Puerto Rico signed into law a new Internal Revenue Code of Puerto Rico (the “Code”). The most significant impact on corporations of this new Code is the reduction in the marginal corporate income tax rate from 39% to 30%. As a result, the Company will recognize a reduction in its deferred tax liability of $28.2 million, which had been recognized at a higher marginal corporate income tax rate. Under the new Code, the Company has a one-time election to opt-out of the new reduced rate. This election must be made with the filing of the 2011 income tax return. Currently, the corporate income tax rate is 40.95% due to a temporary five percent surtax approved in March 2009 for years beginning on January 1, 2009 through December 31, 2011.

EVERTEC, Inc. Consolidated (Successor) Balance Sheets (Unaudited)

As of March 31, 2011 and December 31, 2010

(Dollar amounts in thousands)

	Successor
	March 31, 2011	December 31, 2010
Assets
Current Assets:
Cash	$60,689	$55,699
Restricted cash	5,022	5,600
Accounts receivable, net	53,743	62,578
Prepaid expenses and other assets	11,541	16,611
Deferred project costs	1,640	918

Total current assets	132,635	141,406
Investments in equity investees	12,991	—
Property and equipment, net	42,623	43,689
Goodwill	376,381	376,381
Other intangible assets, net	481,460	490,616
Other long-term assets	28,755	29,964

Total assets	$1,074,845	$1,082,056

Liabilities and stockholder’s equity
Current Liabilities:
Accrued liabilities	$44,895	$40,951
Accounts payable	16,222	17,707
Unearned income	368	316
Income tax payable	3,527	3,251
Current portion of long-term debt	3,550	3,550
Deferred tax liability, net	10,219	16,021

Total current liabilities	78,781	81,796
Long-term debt	555,328	558,623
Long-term deferred tax liability, net	88,987	112,885
Other long-term liabilities	1,010	2,228

Total liabilities	724,106	755,532
Commitments and contingencies (Note 11)
Stockholder’s equity
Preferred stock (Par value $1.00; 0.5 million shares authorized; none issued)	—	—
Common stock (Par value $1.00; 2.5 million shares authorized; 100 shares issued and outstanding)	—	—
Additional paid-in capital	325,483	325,483
Retained earnings	24,954	1,183
Accumulated other comprehensive income (loss)	302	(142)

Total stockholder’s equity	350,739	326,524

Total liabilities and stockholder’s equity	$1,074,845	$1,082,056

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Income (Unaudited)

For the three months ended March 31, 2011 and 2010

(Dollar amounts in thousands)

	Successor	Predecessor
	Three months ended March 31, 2011	Three months ended March 31, 2010
Revenues
Transaction processing (from affiliates: $8,300 and $5,651)	$20,251	$17,779
Merchant acquiring, net (Note 8)	14,748	12,306
Business solutions (from affiliates: $30,652 and $27,861)	38,507	35,809

Total revenues	73,506	65,894

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	35,130	34,964
Selling, general and administrative expenses (excluding depreciation and amortization)	8,585	5,196
Depreciation and amortization	17,372	5,922

Total operating costs and expenses	61,087	46,082

Income from operations	12,419	19,812

Non-operating income (expenses)
Interest income	314	178
Interest expense	(14,122)	(36)
Earnings of equity method investments	—	1,144
Other expenses	(3,886)	(2)

Total non-operating (expenses) income	(17,694)	1,284

(Loss) income before income taxes	(5,275)	21,096
Income tax (benefit) expense	(29,046)	7,861

Net income from continuing operations	23,771	13,235
Net loss from discontinued operations	—	(914)

Net income	$23,771	$12,321

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Consolidated (Successor) Statement of Changes in Stockholder’s Equity and Comprehensive Income (Unaudited)

For the three months ended March 31, 2011

(Dollar amounts in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance at December 31, 2010	100	$—	$325,483	$1,183	$(142)	$326,524
Net income				23,771		23,771
Other comprehensive income
Foreign currency translation arising during the period					444	444

Total comprehensive income						24,215

Balance at March 31, 2011	100	$—	$325,483	$24,954	$302	$350,739

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Cash Flows (Unaudited)

For the three months ended March 31, 2011 and 2010

(Dollar amounts in thousands)

	Successor	Predecessor
	Three months ended March 31, 2011	Three months ended March 31, 2010
Cash flows from operating activities from continuing operations
Net income	$23,771	$12,321
Net loss from discontinued operations	—	(914)

Net income from continuing operations	23,771	13,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,372	5,922
Amortization of debt issue costs and accretion of discount	2,192	—
Provision for doubtful accounts and sundry losses	232	680
Deferred tax (benefit) expense	(29,700)	399
Realized loss on derivative	1,214	—
Equity in earnings of investee	—	(1,144)
Prepayment penalty related to debt refinancing	(3,387)	—
Increase (decrease) in assets and liabilities:
Accounts receivable, net	8,808	577
Prepaid expenses and other assets	110	2,101
Deferred project costs	(722)	84
Accounts payable and accrued liabilities	2,694	1,911
Income tax payable	276	5,933
Unearned income	52	(86)
Other long-term liabilities	(1,218)	(20)

Total adjustments	(2,077)	16,357

Net cash provided by operating activities from continuing operations	21,694	29,592

Cash flows from investing activities from continuing operations
Net decrease in restricted cash	578	281
Net decrease in short-term investments	—	28,446
Intangible assets acquired	(4,448)	(9,788)
Property and equipment acquired	(2,702)	(5,142)
Acquisition of an equity method investee	(9,244)	—

Net cash (used in) provided by investing activities from continuing operations	(15,816)	13,797

Cash flows from financing activities from continuing operations
Repayment of long-term debt	(888)	(1,417)
Dividends paid	—	(31,000)
Net distributions to an affiliate	—	(2,917)

Net cash used in financing activities from continuing operations	(888)	(35,334)

Cash flows from discontinued operations
Net cash used in discontinued operating activities	—	(155)

Net cash used in discontinued operations	—	(155)

Net increase in cash	4,990	7,900
Cash at beginning of the period from continuing operations	55,699	11,891

Cash at end of the period from continuing operations	$60,689	$19,791

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$17,884	$36
Income taxes	$626	$182

The accompanying notes are an integral part of these financial statements.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 1—The Company and Summary of Significant Accounting Policies

The Company

EVERTEC, Inc. and its subsidiaries (collectively the “Company” or “EVERTEC”) are a diversified processing business, offering transaction processing, payment processing, ATM network services, merchant acquiring, merchant processing, consulting and other related services as well as sale, rental and maintenance of data processing equipment and software in Puerto Rico and certain countries in the Caribbean and Central and Latin America. EVERTEC’s subsidiaries include Sense Software International Corp. (“Sense”), EVERTEC Dominicana S.A., EVERTEC Latinoamérica, S.A., ATH Costa Rica, S.A. (“ATH CR”) and T.I.I. Smart Solutions, Inc.

On June 30, 2010, Popular, Inc. (“Popular”), EVERTEC, and two newly formed subsidiaries of a fund managed by an affiliate of Apollo Management VII, L.P. (“Apollo”), AP Carib Holdings, Ltd. (“AP Carib”) and Carib Acquisition, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger pursuant to which Merger Sub was merged with and into EVERTEC (the “Merger”). Immediately after the effective time of the Merger on September 30, 2010, AP Carib and Popular contributed their respective shares of EVERTEC capital stock to Carib Holdings, Inc. (“Carib Holdings”) in exchange for shares of Carib Holdings capital stock. Following that contribution, EVERTEC became a 100% owned subsidiary of Carib Holdings. Carib Holdings is operated under the control of Apollo, with AP Carib and Popular initially owning 51% and 49%, respectively, of Carib Holdings’ outstanding capital stock, subject to pro rata dilution to the extent that non-voting stock or other securities convertible into non-voting stock and/or derivative securities whose value is derived from such capital stock or non-voting stock are issued to EVERTEC employees, directors or consultants.

Popular and EVERTEC also entered into an Intellectual Property (“IP”) Purchase and Sale Agreement in which Popular agreed to, and caused certain of its subsidiaries to, sell to EVERTEC certain intellectual property, including the trademarks relating to the ATH brand, in exchange for $45.0 million. Banco Popular de Puerto Rico (“Banco Popular”) also entered into an Independent Sales Organization and Sponsorship Agreement with EVERTEC in which Banco Popular agreed to sponsor EVERTEC as an independent sales organization with various credit card associations and which was amended and restated at the closing of the Merger. The closing of these transactions was completed on September 30, 2010.

Basis of Presentation

The Merger was closed on September 30, 2010. The accompanying consolidated balance sheet as of March 31, 2011 and December 31, 2010 and statements of income, cash flows and changes in stockholder’s equity for the three-month period ended March 31, 2011 were prepared reflecting purchase accounting and other transaction adjustments resulting from the Merger, and are labeled as “Successor”. The accompanying combined statements of income, cash flows and changes in owner’s equity for the three-month period ended March 31, 2010 do not include adjustments or transactions attributable to the Merger, and are labeled as “Predecessor”.

The combined financial statements of the Predecessor reflect the assets, liabilities, revenues and expenses directly attributable to the EVERTEC processing operation (“EVERTEC Business Group”), as well as certain allocated corporate services expenses from Popular and its subsidiaries. These corporate services expenses were for support functions such as accounting, finance, legal, marketing, information systems and human resources. The corporate services expenses were allocated based on a percentage of revenues or costs (and not based on actual costs incurred). Management believes that such allocation methodology is reasonable. Following the consummation of the Merger, there is a period of transition during which the Company expects some of these services will continue to be provided by Popular, pursuant to a transition services agreement. Payment processing

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

services to commercial and retail merchants were previously provided by Popular through its merchant acquiring business conducted at a 100% owned subsidiary of Popular, Banco Popular, until June 30, 2010 when the merchant acquiring business was transferred to EVERTEC. Also, the TicketPop business was conducted at Banco Popular until June 30, 2010 when it was transferred to EVERTEC.

In the opinion of management, the accompanying consolidated and combined financial statements, prepared in accordance with generally accepted accounting principles in the United States, contain all adjustments, all of which are normal and recurring in nature, necessary for a fair presentation. All of these financial statements, which are not audited, should be read in conjunction with the consolidated and combined financial statements for the fiscal year ended December 31, 2010, included in the Company’s registration statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on April 14, 2011. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results of operations for the full year.

The December 31, 2010 balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Note 2—Business Combination

(1)	The Merger

The acquisition of EVERTEC by Carib Holdings was accounted for as a business combination using the purchase method of accounting, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair market values. Fair-value measurements have been applied based on assumptions that market participants would use in the pricing of the assets or liabilities.

The following unaudited pro forma results of operations assume that the Merger occurred on January 1, 2010, after giving effect to purchase method of accounting adjustments relating to depreciation and amortization of revalued assets, interest expense associated with the senior credit facilities and the senior notes, and other acquisition-related adjustments in connection with the Merger. These unaudited pro forma results exclude transaction costs incurred in connection with the Merger. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on that date, nor of the results that may be obtained in the future.

(Dollar amounts in thousands)	Predecessor
Three months ended March 31, 2010
Revenues	$66,518
Net loss	$(3,921)

(2)	The Acquisition of an Equity Interest in Consorcio de Tarjetas Dominicanas, S.A. (“CONTADO”)

The Predecessor financial statements reflect 53.97% and 31.11% of equity interest in CONTADO and Servicios Financieros, S.A. de C.V. (“Serfinsa”), respectively, through September 30, 2010. Such equity interests were owned by a subsidiary of Popular, but were reflected in the Company’s combined Predecessor financial statements because the financial statements were prepared on a carve-out basis.

The parties to the Merger Agreement agreed that the Company would acquire on the Merger closing date up to 53.97% and 31.11% of the equity interests in CONTADO and Serfinsa for cash in the amount of $37.0 million and $0.4 million, respectively, if certain conditions were met. One of the conditions was that the other

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

shareholders of CONTADO and Serfinsa could exercise their right of first refusal (“ROFR”) to purchase all or part of the 53.97% and 31.11% equity interests. The Company did not acquire any equity interest in CONTADO nor Serfinsa on the Merger closing date because the conditions set forth in the Merger Agreement and related agreements had not been satisfied at such date. The Company made a partial payment in the amount of $17.0 million and held back $20.0 million for CONTADO and made a partial payment in the amount of $0.1 million and held back $0.3 million for Serfinsa at the Merger closing date.

On March 31, 2011, after all the other shareholders of CONTADO exercised their ROFR and all conditions required for CONTADO acquisition in the Merger Agreement and related agreements were satisfied, the Company acquired the remaining 19.99% interest in CONTADO from a subsidiary of Popular. Popular paid to the Company $10.8 million, which represented 50% of the after tax proceeds received by Popular from the sale of the 33.98% equity interest in CONTADO not transferred to the Company, and the Company paid to Popular the $20.0 million held back at the Merger closing date. The Company recorded the 19.99% equity interest in CONTADO at $13.0 million, which was the fair value as of March 31, 2011 and plans to account for the investment under the equity method of accounting.

The agreement to purchase the equity interest in CONTADO and the Company’s right to dividends declared or paid by CONTADO during the ROFR period have been treated as freestanding derivatives since the Merger closing date. The derivatives were settled on March 31, 2011. The resulting loss of $1.2 million from settlement of the derivatives was recorded on the other expenses caption in the consolidated statement of income.

Note 3—Investment in Equity Investees

CONTADO is the largest merchant acquirer and ATM network in the Dominican Republic. In the Predecessor period, the investment in a 53.97% equity interest of CONTADO was carried under the equity method of accounting. The equity in CONTADO’s net income recognized in the combined statements of income for the three months ended March 31, 2010 was approximately $0.7 million. Serfinsa is primarily engaged in the ATM and POS processing services in the Republic of El Salvador. In the Predecessor period, the investment in a 31.11% equity interest of Serfinsa was carried under the equity method of accounting. The equity in Serfinsa’s net income recognized in the combined statements of income for the three months ended March 31, 2010 was approximately $917. (See Note 2)

No dividends were received from CONTADO and Serfinsa during the three months ended March 31, 2010. Under the terms of the Merger Agreement, the Company retained its right to receive dividends during the ROFR period. However, no dividends were received from CONTADO and Serfinsa for the three months ended March 31, 2011.

EVERTEC held an equity interest of 19.99% in Inmediata Health Group, Corp. (“IHGC”) after selling certain assets and liabilities of its health division on April 1, 2008 to this entity in exchange for the 19.99% ownership. At March 31, 2010, the book value of this investment amounted to approximately $5.1 million. The equity in IHGC’s net income (loss) recognized in the combined statement of income for the three months ended March 31, 2010 was approximately $72,000. In April 2010, the 19.99% ownership in IHGC was sold resulting in a pretax gain of approximately $2.3 million.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 4—Property and Equipment, net

Property and equipment, net consists of the following:

(Dollar amounts in thousands)	Useful life in years	March 31, 2011	December 31, 2010

Buildings	30	$2,112	$2,093
Data processing equipment	3 – 5	39,837	37,942
Furniture and equipment	5 – 10	5,661	5,759
Leasehold improvements	5 – 10	547	531

		48,157	46,325
Less—accumulated depreciation and amortization		(7,055)	(4,139)

Depreciable assets, net		41,102	42,186
Land		1,521	1,503

		$42,623	$43,689

Depreciation and amortization expense was $3.8 million and $3.3 million for the three months ended March 31, 2011 and 2010, respectively.

Note 5—Other Intangible Assets

The changes in the carrying amount of other intangibles for the three months ended March 31, 2011 and the year ended December 31, 2010 consisted of the following:

(Dollar amounts in thousands)	March 31, 2011
	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$313,768	$(11,482)	$302,286
Trademark	10 – 14	39,950	(1,732)	38,218
Software packages	3 – 5	98,189	(11,887)	86,302
Non-Compete agreement	15	56,539	(1,885)	54,654

		$508,446	$(26,986)	$481,460

(Dollar amounts in thousands)	December 31, 2010
	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$313,768	$(5,740)	$308,028
Trademark	10 – 14	39,950	(866)	39,084
Software packages	3 – 5	93,905	(5,998)	87,907
Non-Compete agreement	15	56,539	(942)	55,597

		$504,162	$(13,546)	$490,616

As of March 31, 2011 and December 31, 2010, the Company had accumulated amortization of approximately $26.9 million and $13.5 million, respectively. For the three months ended March 31, 2011 and 2010, the Company recorded amortization expense of $13.6 million and $2.6 million, respectively.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 6—Debt

Senior Secured Credit Facilities:

On March 3, 2011, EVERTEC entered into a credit agreement amendment concerning its existing senior secured credit facility. The amendment did not modify the term nor the size of the facility. Under the amended senior secured credit facility:

(i)	The interest rate margins have been reduced from 5.25% to 4.00% per annum on term loans bearing interest at LIBOR, from 4.25% to 3.00% per annum on term loans bearing interest at an alternate base rate (ABR), from 5.25% to 3.75% per annum on revolving loans bearing interest at LIBOR, and from 4.25% to 2.75% per annum on revolving loans bearing interest at an ABR;

(ii)	The LIBOR floor has been decreased from 1.75% to 1.50% per annum and the ABR floor has been reduced from 2.75% to 2.50% per annum; and

(iii)	The incremental facility under the existing credit agreement has been increased from $115.0 million to the greater of $125.0 million and the maximum principal amount of debt that would not cause EVERTEC’s senior secured leverage ratio to exceed 3.25 to 1.00.

The amendment also modified certain restrictive covenants in the existing senior credit agreement to provide the Company generally with additional flexibility. Among other things, the amendment modified certain financial performance covenants. In connection with the amendment, the Company was required to pay a call premium of $3.5 million. In addition, a prepayment premium will be payable in respect of subsequent refinancing events related to the senior secured term loan, if any, occurring on or prior to September 3, 2011.

The Company evaluated this amendment of the senior credit facility under ASC 470-50, Debtor’s Accounting for a Modification or Exchange of Debt Instruments and determined that most of these syndicated borrowings were modified. Accordingly, $3.4 million of prepayment penalties for the modified debts were capitalized and will be accounted for as an adjustment of interest expense over the remaining term of the debt using the interest method, and $0.2 million of prepayment penalties for the extinguished debts were expensed. In addition, the Company wrote off $0.6 million of debt issuance costs and $0.5 million of a debt discount for the extinguished debts. The Company also expensed $2.1 million of third party fees incurred in connection with the amendment, which was recorded in the other expense caption in the consolidated statement of income.

As of March 31, 2011, the applicable interest rate for our term loan facility under the LIBOR option is 5.50%. This is composed of the LIBOR term loan margin of 4.00% plus the LIBOR floor of 1.50%.

Senior Notes:

The registration rights agreement specifies that an exchange offer registration statement should be declared effective no later than 366 calendar days after the original issue date of the notes, and under certain circumstances, file a shelf registration statement with respect to the notes. If we fail to meet the conditions set forth in the registration rights agreement, the annual interest on the notes will increase by 0.25% for the first 90-day period after such date. The annual interest rate on the notes will increase by an additional 0.25% for each subsequent 90-day period up to a maximum additional interest rate of 1.00%.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 7—Financial Instruments and Fair Value Measurements

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of input that may be used to measure fair value:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company uses observable inputs when available. Fair value is based upon quoted market prices when available. If market prices are not available, the Company may employ internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. The Company limits valuation adjustments to those deemed necessary to ensure that the financial instrument’s fair value adequately represents the price that would be received or paid in the marketplace. Valuation adjustments may include consideration of counterparty credit quality and liquidity as well as other criteria. The estimated fair value amounts are subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in estimating fair value could affect the results. The fair value measurement levels are not indicative of risk of investment.

The following table summarizes fair value measurements by level at March 31, 2011 for assets measured at fair value on a recurring basis:

(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Indemnification assets:
Software subsidy	$—	$—	$8,742	$8,742
Expected reimbursement	—	—	3,795	3,795

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

Indemnification assets include the present value of the expected future cash flows of certain expense reimbursement agreements from Popular. These contracts are a result of the purchase accounting related to the Merger dated September 30, 2010, and have termination dates ranging from February 2012 until September 2015. Management prepared estimates of the expected reimbursements to be received from Popular until the termination of the contracts, discounted the estimated future cash flows and recorded the indemnification assets

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

as of the Merger closing date. Payments received during the three months ended March 31, 2011 reduced the indemnification asset balance. The remaining balance was adjusted to reflect its fair value as of March 31, 2011, therefore resulting in a net unrealized loss of approximately $62,404 which is reflected within the other income caption in the consolidated statement of income. The fair value of the indemnification assets is included within accounts receivable, net and other long-term assets in the accompanying consolidated balance sheet.

The senior secured term loan and the senior notes were priced based on dealer quotes as of March 31, 2011.

The following table presents the carrying value, as applicable, and estimated fair values for financial instruments at March 31, 2011.

(Dollar amounts in thousands)	Carrying Amount	Fair Value

Financial Assets:
Indemnification assets
Software subsidy	$8,742	$8,742
Expected reimbursements	$3,795	$3,795

Financial Liabilities:
Senior secured term loan	$338,878	$353,543
Senior notes	$220,000	$234,850

As of March 31, 2011, the Company has derivative instruments which consist of a forward purchase agreement related to the proposed acquisition of Serfinsa and a certain dividend agreement related to the proposed Serfinsa acquisition (see Note 2 and 3) entered into with Popular as a result of the Merger. The carrying amount and fair value of the forward purchase agreement and the dividend agreement were not material.

The following table provides a summary of the change in fair value of the Company’s Level 3 assets:

	Indemnification Assets	Derivative Assets
(Dollar amounts in thousands)
Successor
Balance—December 31, 2010	$14,836	$4,960
Payments received	(1,823)	—
Unrealized loss recognized in other income	(476)	—
Net settlement of derivative		(3,746)
Realized loss on derivative	—	(1,214)

Balance—March 31, 2011	$12,537	$—

Note 8—Merchant Acquiring Revenues

Merchant acquiring revenues are presented net of interchange fees and assessments charged by credit and debit card associations. The Company’s gross billings from merchant customers were $38.6 million and $32.7 million for the three months ended March 31, 2011 and 2010, respectively. Said billings included interchange fees and assessments charged by credit and debit card associations to the Company as follows:

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010
Interchange fees and assessments	$23,866	$20,445

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 9—Share-based Compensation

After the Merger, the Carib Holdings, Inc. 2010 Equity Incentive Plan (the “Stock Incentive Plan”) was established to grant stock options, rights to purchase shares, restricted stock, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of the Company. Carib Holdings reserved 2,921,604 shares of its Class B non-voting common stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Stock Incentive Plan. The initial grant of 2,624,570 options was made on February 11, 2011 to certain employees of the Company. Plan participants have the right to purchase shares of Carib Holdings Class B non-voting common stock in three tranches: Tranche A options vest in 5 equal installments beginning on September 30, 2011, and Tranches B and C options vest subject to achieving 25% and 30% of investment returns, respectively.

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718. The following assumptions were used in the fair valuation:

Stock price	$10 per share
Risk-free rate	2.23%
Expected volatility	35.00%
Expected annual dividend yield	0.00%
Expected term	4.64 years

The grant date fair value of Tranche A options was estimated using the Black-Scholes-Merton (“BSM”) option pricing model. The weighted average fair value on grant date of these options was $3.30. For the three months ended March 31, 2011, the Company recorded $96,222 of share-based compensation expense related to the options with a tax benefit of $28,866. The maximum unrecognized cost for Tranche A options was $2.8 million as of March 31, 2011. The grant date fair value of Tranche B and Tranche C options was estimated using the Monte Carlo simulation analysis. The weighted average fair value on grant date of Tranche B and Tranche C options was $3.00 and $2.87, respectively. The Company did not recognize share-based compensation expense related to Tranche B and C options as vesting was not considered probable. The maximum unrecognized compensation costs for Tranche B and Tranche C options were $2.6 million and $2.5 million, respectively, as of March 31, 2011.

On February 11, 2011, Carib Holdings granted to the Company’s Chief Executive Officer (“CEO”) 80,000 restricted shares of its Class B non-voting common stock vesting in equal bi-weekly installments beginning on March 4, 2011. The fair value on the grant date of the underlying shares was $10 per share. The restricted stock was not granted under the Stock Incentive Plan but is subject to the terms of the Stock Incentive Plan. For the three months ended March 31, 2011, the Company recorded $15,620 in compensation expense relating to the restricted stock with a tax benefit of $4,686. The maximum unrecognized compensation cost for restricted stocks was $0.8 million as of March 31, 2011.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 10—Income Tax

The components of income tax expense for the three months ended, March 31, 2011 and 2010 consisted of the following:

	Successor	Predecessor
	Three months ended	Three months ended
(Dollar amounts in thousands)	March 31, 2011	March 31, 2010
Continuing Operations
Current tax provision	$654	$7,462
Deferred tax (benefit) expense	(29,700)	399

	$(29,046)	$7,861

Discontinued Operations
Current tax provision	$—	$555
Deferred tax expense (benefit)	—	—

	$—	$555

On January 31, 2011, the Governor of Puerto Rico signed into law a new Internal Revenue Code of Puerto Rico (the “Code”). The most significant impact on corporations of this new Code is the reduction in the marginal corporate income tax rate from 39% to 30%. Under the new Code, the Company has a one-time election to opt out of the new reduced rate. This election must be made with the filing of the 2011 income tax return. The Company elected to use the new reduced rate. As a result, during the first quarter of 2011, the Company recognized a reduction in its deferred tax liability of $28.2 million, which had been recognized at a higher marginal corporate income tax rate. As of December 31, 2010, corporate income tax rate was 40.95% due to a temporary five percent surtax approved in March 2009 for years beginning on January 1, 2009 through December 31, 2011. However, due to the new Code, the new reduced tax rate of 30% will be applied for the fiscal year ending December 31, 2011.

The following table presents the components of the Company’s deferred tax assets and liabilities:

	Successor
(Dollar amounts in thousands)	March 31, 2011	December 31, 2010
Deferred tax assets:
Allowance for doubtful accounts	$585	$696
Other temporary assets	383	1,352

Total gross deferred tax assets	968	2,048

Deferred tax liabilities:
Deferred compensation	2,116	2,604
Differences between the assigned values and the tax basis of assets and liabilities recognized in purchase business combination	97,963	128,219
Other temporary liabilities	95	131

Total gross deferred tax liabilities	100,174	130,954

Deferred tax liability, net	$(99,206)	$(128,906)

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

The income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income before income taxes as a result of the following:

	Successor		Predecessor
	Three months ended March 31, 2011		Three months ended March 31, 2010
(Dollar amounts in thousands)	Amount	% of pre-tax income	Amount	% of pre-tax income
Computed income tax at statutory rates	(1,582)	30.00%	8,639	40.95%
Benefit of net tax-exempt interest income	(1)	0.03%	(129)	-0.61%
Differences in tax rates due to multiple jurisdictions	101	-1.92%	(16)	-0.08%
Effect of income subject to tax-exemption grant	(214)	4.05%	(321)	-1.52%
Adjustment to DTL due to change in enacted tax rate	(28,205)	534.69%	—	0.00%
Other	855	-16.21%	(312)	-1.48%

Income tax (benefit) expense	$(29,046)	550.64%	$7,861	37.26%

Note 11—Commitments and Contingencies

At March 31, 2011, EVERTEC was obligated under non-cancelable operating lease agreements for communication equipment and office facilities as follows:

(Dollar amounts in thousands)	Unrelated parties	Related party	Minimum future rentals
2011	$327	$3,075	$3,402
2012	181	4,198	4,379
2013	60	4,336	4,396
2014	—	4,352	4,352
2015	—	965	965

	$568	$16,926	$17,494

Certain lease agreements with related parties contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is recorded as a deferred rent obligation. Total deferred rent obligation as of March 31, 2011 and December 31, 2010 amounted to $0.4 million and $0.3 million, respectively, and is included within the accounts receivable, net caption in the accompanying consolidated balance sheets.

Rent expense for office facilities and real estate for the three months ended March 31, 2011 and 2010 amounted to $2.0 million and $1.9 million, respectively. Also, rent expense for telecommunications and other equipment for the three months ended March 31, 2011 and 2010 amounted to $2.0 million and $1.7 million, respectively.

In the normal course of business, EVERTEC enters into contracts with customers including clauses whereby, in the event of default, EVERTEC may be liable for liquidating damages.

The legal entities within EVERTEC are defendants in a number of legal proceedings arising in the ordinary course of business. Based on the opinion of legal counsel, management believes that the final disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

Note 12—Discontinued Operations

The results of operations of the Venezuela business, which was a part of the Company in the Predecessor period, are reported as a discontinued operation in the combined financial statements, as the Venezuela business was not acquired in the Merger.

Prior to the closing of the Merger, the Venezuela business was transferred to Popular and the Company entered into a transition services agreement with Popular, pursuant to which the Company will provide certain services to the Venezuela business for up to 12 months from the closing of the Merger.

The results of discontinued operations for the three months ended March 31, 2010 consisted of the following:

Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2010
Revenues	$3,354
Operating costs and expenses	3,725

Loss from operations	(371)
Non-operating income	12

Loss before income taxes	(359)
Income tax expense	555

Net loss from discontinued operations	$(914)

Note 13—Related Party Transactions

The following table presents the Company’s transactions with related parties for the three months ended March 31, 2011 and 2010:

	Successor	Predecessor
(Dollar amounts in thousands)	Three months ended March 31, 2011	Three months ended March 31, 2010
Total revenues from affiliates	$38,951	$33,512

Selling, general and administrative expenses
Administrative overhead and other allocated expenses from Popular	$—	$1,087
Corporate expense charged by Popular	—	1,570

Total allocated and corporate expense charged by Popular	$—	$2,657

Rent and other fees	$2,967	$2,001

Interest earned from and charged by affiliates:
Interest income	$295	$30

Interest expense (1)	$2,126	$2

(1)	Interest expense for the three months ended March 31, 2011, is related to interest accrued on the senior secured term loan and senior unsecured notes held by Popular.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

At March 31, 2011 and 2010, EVERTEC had the following balances arising from transactions with related parties:

	Successor	Successor
(Dollar amounts in thousands)	March 31, 2011	December 31, 2010
Cash deposits in affiliated bank	$60,311	$52,298

Indemnification assets for Popular subsidies (1)
Accounts receivable	$4,610	$—

Other long-term assets	$7,927	$—

Contract liability with Popular in accounts payable (2)	$6,592	$—

Other due from affiliates
Accounts receivable	$20,836	$22,353

Accounts payable	$(3,716)	$(3,807)

Accrued management fee to Apollo and Popular in accounts payable	$624	$—

Long-term debt due to affiliate	$94,700	$94,850

Loan to an officer	$—	$170

(1)	Recorded in connection with (a) subsidies from Popular regarding services the Company provides to certain customers of Popular at preferential prices and (b) subsidies from Popular regarding certain software license fees. For the three months ended March 31, 2011, the Company received $1.8 million related to these subsidies.
(2)	Recorded in connection with contract liability to provide services to a certain customer of Popular until February 2012.

From time to time, EVERTEC obtains performance bonds from insurance companies covering the obligations of EVERTEC under certain contracts. Under the Merger Agreement, Popular is required to, subject to certain exceptions, cause the then outstanding performance bonds to remain outstanding or replace such bonds as needed for 5 years from the closing date of the Merger. EVERTEC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC is required to reimburse Popular for payment of premiums and related charges and indemnification of Popular for certain losses related to EVERTEC’s failure to perform or otherwise satisfy its obligations covered by such performance bonds.

EVERTEC had outstanding letters of credit of $2.9 million at March 31, 2011 under the borrowing facilities available with an affiliate of up to $2.9 million, for which Popular provided collateral. EVERTEC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC is required to indemnify Popular for losses related to EVERTEC’s failure to honor these letters of credit.

Note 14—Segment Information

The Company operates in three business segments: transaction processing, merchant acquiring and business solutions.

The transaction processing segment includes a diversified payment products and services including the ATH network and processing services, card processing, payment processing and electronic benefit transfer (“EBT”) services.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

The merchant acquiring segment provides services and tools that allow merchants to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Services include terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support.

The business solutions segment offer a full suite of business process management solutions, which include core banking processing, cash processing, item processing, network services, business process outsourcing, professional services for developing customized business solutions and fulfillment for producing and distributing various printed documents.

The Company’s business segments are organized based on the nature of products and services. The Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources.

Management evaluates the operating results of each of its reportable segments based upon revenues and operating income. Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by earnings. As such, segment assets are not disclosed in the notes to the accompanying consolidated and combined financial statements.

The following tables set forth information about the Company’s operations by its three business segments:

(Dollar amounts in thousands)	Transaction processing	Merchant acquiring, net	Business solutions	Other		Total
Successor
Three months ended March 31, 2011
Revenues	$24,823	$14,748	$38,507	$(4,572	)(1)	$73,506
Income from operations	10,886	7,369	7,411	(13,247	)(2)	12,419
Predecessor
Three months ended March 31, 2010
Revenues	$21,864	$12,306	$35,809	$(4,085	)(1)	$65,894
Income from operations	8,722	4,563	6,948	(421	)(2)	19,812

(1)	Represents the elimination of intersegment revenues for services provided by the transaction processing segment to merchant acquiring segment, and other miscellaneous intersegment revenues.
(2)	For the three months ended March 31, 2011 (Successor), represents merger transaction related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments and other miscellaneous intersegment revenues. For the three months ended March 31, 2010, represents other miscellaneous intersegment revenues.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

The reconciliation of income from operations to consolidated and combined net income is as follows:

(Dollar amounts in thousands)	Successor	Predecessor
	Three months ended March 31, 2011	Three months ended March 31, 2010
Segment income from operations
Transaction processing	$10,886	$8,722
Merchant acquiring, net	7,369	4,563
Business solutions	7,411	6,948
Other (1)	(13,247)	(421)

Income from operations	$12,419	$19,812

Interest (expense) income	(13,808)	142
Earnings of equity method investments	—	1,144
Other expenses	(3,886)	(2)
Income tax benefit (expense)	29,046	(7,861)

Net income from continuing operations	$23,771	$13,235

(1)	For the three months ended March 31, 2011 (Successor), represents merger transaction related costs such as non-recurring transaction bonuses, transition costs, and incremental depreciation and amortization from purchase accounting adjustments and other miscellaneous intersegment revenues. For the three months ended March 31, 2010, represents other miscellaneous intersegment revenues.

Note 15—Guarantor of the Notes and Non-Guarantor Consolidated and Combined Financial Information

On September 30, 2010, the Company issued senior notes with a principal amount of $220.0 million, which were guaranteed by the Company’s 100% owned subsidiaries (see Note 6). The following financial information presents the Balance Sheets as of March 31, 2011 and December 31, 2010 (Successor), the Statements of Income for the three months ended March 31, 2011 (Successor), three months ended March 31, 2010 (Predecessor) and Statements of Cash Flows for the three months ended March 31, 2011 (Successor) and the three months ended March 31, 2010 (Predecessor) of (i) EVERTEC, Inc. (Parent); (ii) the subsidiaries that are guarantors of the senior notes; (iii) the non-guarantor subsidiaries; and (iv) the Company on a consolidated or combined basis. Investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions. The guarantor subsidiaries are 100% owned by EVERTEC, Inc. (“Parent”) and all guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of Parent to obtain funds from any of the guarantor subsidiaries by dividends or loan.

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

	Consolidated Balance Sheet (Successor) as of March 31, 2011
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Assets
Current Assets:
Cash	$49,047	$7,832	$3,810	$—	$60,689
Restricted cash	5,022	—	—	—	5,022
Accounts receivable, net	49,193	7,067	5,410	(7,927)	53,743
Prepaid expenses and other assets	10,629	438	474	—	11,541
Deferred project costs	1,742	(4)	—	(98)	1,640

Total current assets	115,633	15,333	9,694	(8,025)	132,635
Investment in subsidiaries, at equity	164,865	—	—	(151,874)	12,991
Property and equipment, net	36,271	542	5,810	—	42,623
Goodwill	271,782	73,081	31,518	—	376,381
Other intangible assets, net	450,289	18,347	12,824	—	481,460
Other long-term assets	20,828	—	—	7,927	28,755

Total assets	$1,059,668	$107,303	$59,846	$(151,972)	$1,074,845

Liabilities and stockholder’s equity
Current Liabilities:
Accrued liabilities	$40,617	$517	$3,761	$—	$44,895
Accounts payable	15,755	467	—	—	16,222
Unearned income	128	245	—	(5)	368
Income tax payable	1,680	1,593	254	—	3,527
Current portion of long-term debt	3,550	—	—	—	3,550
Deferred tax liability, net	1,481	4,879	3,901	(42)	10,219

Total current liabilities	63,211	7,701	7,916	(47)	78,781
Long-term debt	555,328	—	—	—	555,328
Long-term deferred tax liability, net	88,987	—	—	—	88,987
Other long-term liabilities	1,010	—	—	—	1,010

Total liabilities	708,536	7,701	7,916	(47)	724,106

Stockholder’s equity
Preferred stock	—	—	—	—	—
Common stock	—	55	998	(1,053)	—
Additional paid-in capital	325,875	98,352	50,851	(149,595)	325,483
Retained earnings	24,954	1,043	(68)	(975)	24,954
Accumulated other comprehensive income	302	152	150	(302)	302

Stockholder’s equity	351,131	99,602	51,931	(151,925)	350,739

Total liabilties and stockholder’s equity	$1,059,667	$107,303	$59,847	$(151,972)	$1,074,845

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

	Consolidated Balance Sheet (Successor) as of December 31, 2010
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Assets
Current Assets:
Cash	$46,051	$5,739	$3,909	$—	$55,699
Restricted cash	5,600	—	—	—	5,600
Accounts receivable, net	46,982	7,679	7,917	—	62,578
Prepaid expenses and other assets	15,938	424	249	—	16,611
Deferred project costs	976	9	—	(67)	918

Total current assets	115,547	13,851	12,075	(67)	141,406
Investment in subsidiaries, at equity	151,109	—	—	(151,109)	—
Property and equipment, net	37,094	593	6,002	—	43,689
Goodwill	271,782	73,081	31,518	—	376,381
Other intangible assets, net	458,711	18,824	13,081	—	490,616
Other long-term assets	29,964	—	—	—	29,964

Total assets	$1,064,207	$106,349	$62,676	$(151,176)	$1,082,056

Liabilities and stockholder’s equity
Current Liabilities:
Accrued liabilities	$33,754	$392	$6,805	$—	$40,951
Accounts payable	17,341	366	—	—	17,707
Unearned income	133	183	—	—	316
Income tax payable	1,854	1,248	149	—	3,251
Current portion of long-term debt	3,550	—	—	—	3,550
Deferred tax liability, net	15,041	4,390	3,969	(7,379)	16,021

Total current liabilities	71,673	6,579	10,923	(7,379)	81,796
Long-term debt	558,623	—	—	—	558,623
Long-term deferred tax liability, net	104,751	782	—	7,352	112,885
Other long-term liabilities	2,228	—	—	—	2,228

Total liabilities	737,275	7,361	10,923	(27)	755,532

Stockholder’s equity
Preferred stock	—	—	—	—	—
Common stock	—	55	998	(1,053)	—
Additional paid-in capital	325,875	98,352	50,851	(149,595)	325,483
Retained earnings	1,199	636	(9)	(643)	1,183
Accumulated other comprehensive loss	(142)	(55)	(87)	142	(142)

Stockholder’s equity	326,932	98,988	51,753	(151,149)	326,524

Total liabilities and stockholder’s equity	$1,064,207	$106,349	$62,676	$(151,176)	$1,082,056

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

	Consolidated Statement of Income (Successor) for the three months ended March 31, 2011
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Revenues
Transaction processing	$14,809	$2,142	$3,300	$—	$20,251
Merchant acquiring, net	14,748	—	—	—	14,748
Business solutions	37,802	723	52	(70)	38,507

Total revenues	67,359	2,865	3,352	(70)	73,506

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	30,890	1,749	2,537	(46)	35,130
Selling, general and administrative expenses (excluding depreciation and amortization)	8,184	136	265	—	8,585
Depreciation and amortization	16,254	548	570	—	17,372

Total operating costs and expenses	55,328	2,433	3,372	(46)	61,087

Income (loss) from operations	12,031	432	(19)	(24)	12,419

Non-operating income (expenses)
Interest income	293	9	12	—	314
Interest expense	(14,122)	—	—	—	(14,122)
Earnings of equity method investments	338	—	—	(338)	—
Other (expenses) income	(3,887)	1	—	—	(3,886)

Total non-operating income (expenses)	(17,378)	10	12	(338)	(17,694)
Income (loss) before income taxes	(5,347)	442	(7)	(362)	(5,275)
Income tax (benefit) expense	(29,118)	36	51	(15)	(29,046)

Net income (loss)	$23,771	$406	$(58)	$(347)	$23,771

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

	Combined Statement of Income (Predecessor) for the three months ended March 31, 2010
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Revenues
Transaction processing	$17,988	$1,552	$2,845	$(4,606)	$17,779
Merchant acquiring, net	12,306	—	—	—	12,306
Business solutions	34,975	1,152	40	(358)	35,809

Total revenues	65,269	2,704	2,885	(4,964)	65,894

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization)	35,641	1,573	2,293	(4,543)	34,964
Selling, general and administrative expenses (excluding depreciation and amortization)	4,588	203	405	—	5,196
Depreciation and amortization	5,329	254	339	—	5,922

Total operating costs and expenses	45,558	2,030	3,037	(4,543)	46,082

Income from operations	19,711	674	(152)	(421)	19,812

Non-operating income (expenses)
Interest income	95	48	35	—	178
Interest expense	(27)	(6)	(3)	—	(36)
Earnings (losses) of equity method investments	(1,905)	—	651	2,398	1,144
Other expense	(2)	—	—	—	(2)

Total non-operating income (expenses)	(1,839)	42	683	2,398	1,284
Income before income taxes	17,872	716	531	1,977	21,096
Income tax expense	7,788	73	—	—	7,861
Net income from continuing operations	10,084	643	531	1,977	13,235
Net loss from discontinued operations	—	—	(914)	—	(914)

Net income (loss)	$10,084	$643	$(383)	$1,977	$12,321

	Condensed Consolidated Statement of Cash Flows (Successor) for the three months ended March 31, 2011
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Consolidated)
Cash flows from operating activities	$19,560	$2,111	$23	$—	$21,694

Cash flows from investing activities
Net decrease in restricted cash	578	—	—	—	578
Intagible assets acquired	(4,449)	(3)	4		(4,448)
Property and equipment acquired	(2,561)	(16)	(125)		(2,702)
Acquisition of an equity method investee	(9,244)	—	—	—	(9,244)

Net cash used in investing activities	(15,676)	(19)	(121)	—	(15,816)

Cash flows from financing activities
Repayment of long-term debt	(888)	—	—	—	(888)

Net cash used in financing activities	(888)	—	—	—	(888)

Net increase (decrease) in cash	2,996	2,092	(98)	—	4,990
Cash at beginning of the period	46,051	5,739	3,909	—	55,699

Cash at end of the period	$49,047	$7,831	$3,811	$—	$60,689

EVERTEC, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the three months ended March 31, 2011 and 2010

	Condensed Combined Statement of Cash Flows (Predecessor) for the three months ended March 31, 2010
(Dollar amounts in thousands)	EVERTEC, Inc. (Parent Only)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	EVERTEC, Inc. (Combined)
Cash flows from operating activities from continuing operations	$28,073	$664	$1,292	$(437)	$29,592

Cash flows from investing activities from continuing operations
Net decrease in restricted cash	281	—	—	—	281
Net decrease (increase) in short-term investments	24,225	5,208	(1,424)	437	28,446
Intagible assets acquired	(9,648)	(23)	(117)	—	(9,788)
Property and equipment acquired	(4,647)	(64)	(431)	—	(5,142)
Net repayments on short-term loans due from affiliate	—	—	—	—	—

Net cash provided by (used in) investing activities from continuing operations	10,211	5,121	(1,972)	437	13,797

Cash flows from financing activities from continuing operations
Repayment of long-term debt	(1,417)	—	—	—	(1,417)
Dividends paid	(23,500)	(7,500)	—	—	(31,000)
Net distributions (from) an affiliate	(2,917)	—	—	—	(2,917)

Net cash used in financing activities from continuing operations	(27,834)	(7,500)	—	—	(35,334)

Cash flows from discontinued operations
Net cash provided from discontinued operating activities	(155)	—	—	—	(155)

Net cash provided by discontinued operations	(155)	—	—	—	(155)

Net increase (decrease) in cash	10,295	(1,715)	(680)	—	7,900
Cash at beginning of the period from continuing operations	3,307	6,970	1,614	—	11,891

Cash at end of the period from continuing operations	$13,602	$5,255	$934	$—	$19,791

Note 16—Subsequent Events

On April 7, 2011, the Company repaid $1.7 million of senior secured term loan using the cash received from Popular in connection with the acquisition of CONTADO (See Note 2) as required under the terms of its senior secured credit facilities. In addition, on May 4, 2011, the Company made a voluntary prepayment of $24.7 million on its senior secured term loan. There was no prepayment penalty.

On April 5, 2011, Carib Holdings entered into a stock option agreement with two directors¸ whereby 50,000 stock options were granted. Those new stock options were not granted under the Stock Incentive Plan but are subject to certain terms of the Stock Incentive Plan.